04039076

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.
Exact Name of Registrant as Specified in Charter

Form 8-K July 27, 2004 SER-2004-7

1017447
~~0001273686~~
Registrant CIK Number

333-113187

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JUL 29 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
JUL 29 2004
WASH. D.C. 152 SECTION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMH ASSETS CORP.

By: ____________________
Name: Richard J. Johnson
Title: EVP, CFO

Dated: July 28, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1 and 99.1	Mortgage Loan Schedule	P*

---

* The Mortgage Loan Schedule has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

Impac CMB Trust Series 2004-7 and Impac CMB Grantor Trusts 2004-7-1 through 5

COLLATERALIZED ASSET-BACKED BONDS and COLLATERALIZED ASSET-BACKED GRANTOR TRUST CERTIFICATES, SERIES 2004-7

$2,200,000,000
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Structural Term Sheet | *Date Prepared: July 19, 2004*

$2,200,000,000 (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds and Collateralized Asset-Backed Grantor Trust Certificates, Series 2004-7

Class(1)(2)	Approximate Security Balance (3)	Tranche Type	WAL (Yrs.) Call/Mat (4)(5)	Modified Duration (Yrs.) Call/Mat (4)(5)	Payment Window (Mos.) Call/Mat (4)(5)	Expected Rating (Moody's / S&P) (6)	Last Scheduled Payment Date
1-A-1	[581,763,000]	Floating Rate Senior	2.29 / 2.75	2.24 / 2.65	1-55 / 1-171	Aaa / AAA	November 2034
1-A-2	[523,587,000]	Floating Rate Super Senior	2.29 / 2.75	2.24 / 2.65	1-55 / 1-171	Aaa / AAA	November 2034
1-A-3	[58,176,000]	Floating Rate Senior Support	2.29 / 2.75	2.23 / 2.65	1-55 / 1-171	Aaa / AAA	November 2034
2-A	772,477,000	Floating Rate Senior	2.29 / 2.75	2.24 / 2.65	1-55 / 1-170	Aaa / AAA	November 2034
M-1 (7)	38,499,000	Floating Rate Mezzanine	2.29 / 2.75	2.22 / 2.63	1-55 / 1-171	Aa1 / AAA	November 2034
M-2 (7)	60,499,000	Floating Rate Mezzanine	2.29 / 2.75	2.22 / 2.63	1-55 / 1-171	Aa2 / AA+	November 2034
M-3 (7)	44,001,000	Floating Rate Mezzanine	2.29 / 2.75	2.22 / 2.62	1-55 / 1-171	Aa3 / AA+	November 2034
M-4 (7)	60,499,000	Floating Rate Mezzanine	2.29 / 2.75	2.20 / 2.59	1-55 / 1-171	A1 / AA+	November 2034
M-5 (7)	60,499,000	Floating Rate Mezzanine	2.29 / 2.75	2.19 / 2.59	1-55 / 1-171	A2 / AA	November 2034
Total:	**$2,200,000,000**						

(1) The Class 1-A-1, Class 1-A-2 and Class 1-A-3 Bonds (collectively, the "Class 1-A Bonds") are backed by the cash flows from the Group 1 Mortgage Loans and the Class 2-A Bonds are backed by the cash flows from the Group 2 Mortgage Loans. The Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates (together, the "Class M Certificates") are backed by the cash flows from the Mortgage Loans. Under limited circumstances, as described under "Priority of Payments" below, Cash Flows from one Loan Group may be used to cover Realized Losses in the other Loan Group.
(2) The Bonds and Class M Certificates are subject to a cap equal to the lesser of (i) 11.25% per annum for the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates and (ii) the applicable Available Funds Rate (as described below).
(3) The bond and certificate balances are subject to a +/-5% variance.
(4) The Bonds and Class M Certificates are priced to call. In the event that an optional clean-up call (as described below) does not occur on the earliest possible date, (i) the margin for the Class 1-A and Class 2-A Bonds will increase 2.0x, and (ii) the respective margins for the Class M Certificates will increase 1.5x.
(5) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.
(6) Rating agency contacts: Standard & Poor's, David Glehan, (212) 438-7324; Moody's, Ido Gonen, (212) 553-0323.
(7) Each class of Class M Certificates will be divided into two components (each a "Class M Component"), each entitled to distributions from the related mortgage loan group, as more fully described in the prospectus supplement.

Trust: Impac CMB Trust Series 2004-7.

Seller: Impac Mortgage Holdings, Inc. or an affiliate thereof.

Depositor: IMH Assets Corp.

Master Servicer:	Impac Funding Corporation.
Sub-Servicers:	Commencing on or before September 1, 2004, GMAC Mortgage Corporation will act as sub-servicer with respect to substantially all of the Mortgage Loans deposited into the Trust on the Closing Date and, with respect to the Subsequent Mortgage Loans, no later than three months after the date of transfer.
Underwriter:	Countrywide Securities Corporation (Lead Manager), Merrill Lynch, Pierce, Fenner & Smith Incorporated (Co-Manager) and Bear, Stearns & Co. Inc. (Co-Manager).
Selling Group:	Mischler Financial Group, Inc.
Indenture Trustee/Custodian:	Deutsche Bank National Trust Company.
Owner Trustee:	Wilmington Trust Company.
Offered Securities:	The "Offered Securities" will consist of (i) the Class 1-A-1, Class 1-A-2 and Class 1-A-3 Bonds (collectively, the "Class 1-A Bonds"), (ii) the Class 2-A Bonds and (iii) the Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates (together, the "Class M Certificates").
Owner Trust Certificates:	The Trust will also issue Owner Trust Certificates representing the beneficial ownership interest in the Trust. The Owner Trust Certificates are not offered hereby.
Registration:	The Offered Securities will be available in book-entry form through DTC.
ERISA Eligibility:	The Offered Securities are expected to be eligible for purchase by or on behalf of employee benefit plans subject to the Employee Retirement Income Security Act of 1974 and plans subject to Section 4975 of the Internal Revenue Code of 1986, subject to certain conditions.
SMMEA Eligibility:	The Class 1-A Bonds, Class 2-A Bonds, Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates will constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	July 1, 2004.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of July 1, 2004, or the origination date of such Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date.
Expected Pricing Date:	July [20], 2004.
Expected Closing Date:	July [29], 2004.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in August 2004.

Accrued Interest:	The price to be paid by investors for the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates will not include accrued interest thru the Closing Date (i.e., settling flat).
Interest Accrual Period:	With respect to the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis).
Due Date:	With respect to the Mortgage Loans, the first day of each calendar month.
Optional Termination:	Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Bonds and the Class M Certificates, which may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the Mortgage Loans is less than or equal to 20% of the Pre-Funded Amount and the Cut-off Date Balance, and (ii) the Payment Date occurring in August 2014.
Pricing Prepayment Speed:	The Offered Securities will be priced based on 30% CPR.
Mortgage Loans:	The Trust will include mortgage loans having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $2,130,476,007, of which: (a) approximately $1,280,405,612 consist of a pool of adjustable rate residential mortgage loans secured by first liens on the related mortgaged properties (the "Group 1 Mortgage Loans") and (b) approximately $850,070,395 consist of a pool of adjustable rate residential mortgage loans secured by first liens on the related mortgaged properties (the "Group 2 Mortgage Loans" and together, with the Group 1 Mortgage Loans, the "Mortgage Loans"). The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials. The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.
Group 1 Original Pre-Funded Amount:	A deposit of not more than $330,547,297.50 (the "Group 1 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 1 Pre-Funding Account") on the Closing Date for the benefit of the Class 1-A Bonds and Class M Certificates. From the Closing Date to no later than August 30, 2004 (the "Funding Period"), the Group 1 Pre-Funded Amount on deposit in the Group 1 Pre-Funding Account will be used to purchase subsequent Group 1 Mortgage Loans (the "Group 1 Subsequent Mortgage Loans"). Any portion of the Group 1 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed, pro rata, as a prepayment of principal on the Class 1-A Bonds and Class M Certificates on the immediately following Payment Date.
Group 1 Pre-Funded Amount:	The amount on deposit in the Group 1 Pre-Funding Account on any date of determination.

Group 2 Original Pre-Funded Amount: A deposit of not more than $219,452,702.50 (the "Group 2 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 2 Pre-Funding Account") on the Closing Date for the benefit of the Class 2-A Bonds and Class M Certificates. During the Funding Period, the Group 2 Pre-Funded Amount on deposit in the Group 2 Pre-Funding Account will be used to purchase subsequent Group 2 Mortgage Loans (the "Group 2 Subsequent Mortgage Loans"). Any portion of the Group 2 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed, pro rata, as a prepayment of principal on the Class 2-A Bonds and Class M Certificates on the immediately following Payment Date.

Group 2 Pre-Funded Amount: The amount on deposit in the Group 2 Pre-Funding Account on any date of determination.

Interest Rate: The Interest Rate on the Bonds and the Class M Certificates for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class (subject to increase in the event that the Optional Termination is not exercised), (b) the applicable Available Funds Rate, and (c) a fixed cap of 11.25% for the Class 1-A Bonds, Class 2-A Bonds, and Class M Certificates.

Premium Rate: Approximately 3.97% and 5.01%, respectively, of the Group 1 Mortgage Loans and Group 2 Mortgage Loans, by Sample Pool Calculation Date Balance, are covered by lender-paid mortgage insurance policies. The "Group 1 Premium Rate" for any period will equal the premium rate of each insured Group 1 Mortgage Loan for that period expressed as a weighted average rate for all the Group 1 Mortgage Loans. The "Group 2 Premium Rate" for any period will equal the premium rate of each insured Group 2 Mortgage Loan for that period expressed as a weighted average rate for all the Group 2 Mortgage Loans. The Group 1 Premium Rate and Group 2 Premium Rate of the Sample Pool is approximately 0.033% and 0.047%, respectively.

Group 1 Net Mortgage Rate: The "Group 1 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 1 Mortgage Loans minus the sum of (a) a sub-servicing fee rate (which is expected to be approximately 0.3750% as of the Closing Date), (b) a master servicing fee rate of 0.0300%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0024%, (d) the Group 1 Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 1 Mortgage Loans and the Group 1 Pre-Funded Amount (in the case of (d), weighted on the basis of the principal balances of the related Group 1 Mortgage Loans as of the prior due period).

Group 2 Net Mortgage Rate: The "Group 2 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 2 Mortgage Loans minus the sum of (a) a sub-servicing fee rate (which is expected to be approximately 0.3750% as of the Closing Date), (b) a master servicing fee rate of 0.0300%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0024%, (d) the Group 2 Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 2 Mortgage Loans and the Group 2 Pre-Funded Amount (in the case of (d), weighted on the basis of the principal balances of the related Group 2 Mortgage Loans as of the prior due period).

Group 1
Available Funds Rate:

For any Payment Date, the "Group 1 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 1 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 1 Mortgage Loans and Group 1 Pre-Funded Amount as of the end of the prior Due Period divided by (y) the sum of the aggregate principal balance of the Class 1-A Bonds and the Class M Components related to the Group 1 Mortgage Loans immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Group 2
Available Funds Rate:

For any Payment Date, the "Group 2 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Group 2 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 2 Mortgage Loans and Group 2 Pre-Funded Amount as of the end of the prior Due Period divided by (y) the sum of the aggregate principal balance of the Class 2-A Bonds and the Class M Components related to the Group 2 Mortgage Loans immediately prior to such Payment Date, over (ii) the Group 2 Bond Insurance Policy premium rate, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Class M
Available Funds Rate:

For any Payment Date, the "Class M Available Funds Rate," as expressed on a per annum basis, will equal the weighted average of the Group 1 Available Funds Rate and the Group 2 Available Funds Rate, weighted on the basis of the unpaid principal balance of the related Class M Components.

Available Funds Rate:

The Group 1 Available Funds Rate, the Group 2 Available Funds Rate, or the Class M Available Funds Rate.

Basis Risk
Shortfall Carryforward:

Any shortfalls in interest payments on a Class of Bonds or Class M Certificates resulting from any excess of (a) interest at the lesser of (i) LIBOR plus the related margin and (ii) for all the Bonds and the Class M Certificates, 11.25%, over (b) the respective Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts:

The Trust will include interest rate derivative contracts for the benefit of the Class 1-A Bonds, Class 2-A Bonds, and Class M Certificates (the "Derivative Contracts"). The Derivative Contracts will have an initial aggregate notional balance of $1,367,725,800 on July 25, 2004 and will decline thereafter. Payments received on the Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates any Basis Risk Amounts, first *pro rata* to the Class 1-A and Class 2-A Bonds, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, any Basis Risk Amounts relating to the Class 1-A Bonds, Class 2-A Bonds, and Class M Certificates. Any amounts received on the Derivative Contracts remaining after payment of Basis Risk Amounts relating to the Class 1-A

Bonds, Class 2-A Bonds, and Class M Certificates will be available to pay the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates in the same priority as described under "Priority of Payments." None of the Derivative Contracts will have a remaining term in excess of 60 months.

In any given period, the aggregate notional balance of the Derivative Contracts will not exceed the aggregate principal balance of the Class 1-A Bonds, Class 2-A Bonds, and Class M Certificates.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

Class	Moody's/S&P	Subordination (after required target is reached)*
1-A-1	Aaa/AAA	12.50%
1-A-2	Aaa/AAA	12.50%
1-A-3	Aaa/AAA	12.50%
2-A	Aaa/AAA	12.50%
M-1	Aa1/AAA	10.75%
M-2	Aa2/AA+	8.00%
M-3	Aa3/AA+	6.00%
M-4	A1/AA+	3.25%
M-5	A2/AA	0.50%

* Subordination for each Class of Bonds is based on the related Loan Group

1. Overcollateralization. The required initial Overcollateralization will be zero and will remain at zero through the Payment Date occurring in January 2005 after which time the required target Overcollateralization (the "Overcollateralization Target Amount") will increase to 0.50% of the sum of the aggregate Cut-off Date Balance of the Mortgage Loans (such balance the "Cut-off Date Balance") and the Pre-Funded Amount (approximately $11,000,000). The required Overcollateralization amount does not stepdown.

2. Excess Cash Flow. "Excess Cash Flow" for any Payment Date will be equal to the available funds remaining after priorities 1 and 2 under "Priority of Payments" below.

3. Subordination. The related component of the Class M Certificates will provide subordination to the Class 1-A Bonds and Class 2-A Bonds, as described under *"Realized Losses"* below. The Class 1-A-3 Bonds will provide additional subordination to the Class 1-A-2 Bonds only, to the extent described under *"Realized Losses"* below.

Realized Losses: If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance of such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses will, in effect, be absorbed first by Excess Cash Flow, and then by the reduction of overcollateralization (if any).

With respect to the Mortgage Loans, following the reduction of the Overcollateralization to zero, all allocable Realized Losses will be applied to the Class M Certificates, beginning with the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates, then to the Class M-1 Certificates and, thereafter, with respect to the Group 1 Mortgage Loans, to the Class 1-A Bonds, *pro rata*, based on their then unpaid principal balance; provided, however, that any losses allocable to the Class 1-A-2 Bonds will instead be applied to the Class 1-A-3 Bonds until the Class 1-A-3 Bonds have been reduced to zero (any Realized Losses thereafter will reduce the outstanding principal balance of the Class 1-A-2 Bonds). Any Realized Losses allocated to the Class M Certificates and Class 1-A Bonds will not bear interest and will be reimbursed as provided below in *"Priority of Payments"*.

Any Realized Losses otherwise attributable to the Class 2-A Bonds and not covered as described above will result in a draw on the Bond Insurance Policy (subject to certain exceptions described above).

Allocated Realized Loss Amount: With respect to any class of Bonds (except for the Class 2-A Bonds) and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Principal Distributions: Principal collected on the Mortgage Loans will be distributed on each Payment Date, *pro rata*, between (a) the Class 1-A Bonds (generally, from principal collected on the Group 1 Mortgage Loans) and the Class 2-A Bonds (generally, from principal collected on the Group 2 Mortgage Loans) and (b) the Class M Certificates (from principal collected on the Mortgage Loans) (such amount the "Principal Distribution Amount").

Priority of Payments: Available funds from the Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, Net Derivative Fees, private mortgage insurance premium fees and in the case of the Group 2 Mortgage Loans, Ambac premium) will be distributed generally as follows:

1. Interest funds, first, (i) concurrently, (a) from collections related to the Group 1 Mortgage Loans, to the Class 1-A Bonds, *pro rata*, and (b) from collections related to the Group 2 Mortgage Loans, to the Class 2-A Bonds and second, (ii) from collections on the Mortgage Loans, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates;
2. From available funds, on a pro rata basis, the Principal Distribution Amount to the Bonds and the Class M Certificates;
3. From Group 2 available funds, to Ambac, as reimbursement for prior draws on the Bond Insurance Policy;
4. Excess Cash Flow, following the distributions described in clause 3 above, pro rata as principal (i) concurrently, to the Class 1-A Bonds and the Class 2-A Bonds and (ii) pro rata, to the Class M Certificates, to restore Overcollateralization to the required Overcollateralization Target amount, provided, however, that Excess Cash Flow from Group 1 will not be applied as principal to the Class 2-A Bonds and Group 2 components of the Class M Certificates and Excess Cash Flow from Group 2 will not be applied as principal to the Class 1-A Bonds and Group 1 components of the Class M Certificates, until the related Overcollateralization Target Amount has first been reached;

5. Any remaining Excess Cash Flow, following the distributions described in Clause 4 above, first, (i) to the Class 1-A Bonds, *pro rata*, based on related Allocated Realized Loss Amounts previously allocated but unreimbursed, to the Class 1-A Bonds; provided, however, that any amounts payable to the Class 1-A-3 Bonds will first be used to reduce unpaid Allocated Realized Loss Amounts related to the Class 1-A-2 Bonds (if any) and, second, (ii) sequentially to the related component of the Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates, in respect of Allocated Realized Loss Amounts;
6. Any remaining Excess Cash Flow, following the distributions described in Clause 5 above, (i) concurrently, to the Class 1-A Bonds and Class 2-A Bonds and (ii) sequentially, to the each component of the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates to cover any unpaid interest shortfall amounts.
7. Any remaining Excess Cash Flow, following the distributions described in clause 6 above, first, (i) concurrently, to the Class 1-A Bonds and Class 2-A Bonds and, second, (ii) sequentially, to the each component of the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates, to cover any Basis Risk Amounts which are not covered by payments received in respect of the Derivative Contracts;
8. Any remaining Excess Cash Flow, following the distributions described in clause 7 above, to the Owner Trust Certificates.

[DM Tables, Available Funds Rate Schedule and Collateral Tables to follow]

Impac CMB Trust Series 2004-7, Class 1-A-1

Price-DM Sensitivity Report

Settlement:	7/29/04
Class Balance:	[581,763,000]
Pass-Thru Margin (pre-step-up):	0.380%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	38	38	38	38	38
WAL (yr)	9.65	2.92	2.29	1.40	1.10
MDUR (yr)	8.88	2.83	2.24	1.38	1.10
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	55	44	44	44	44
WAL (yr)	19.89	3.52	2.75	1.70	1.33
MDUR (yr)	16.32	3.35	2.65	1.66	1.31
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

Impac CMB Trust Series 2004-7, Class 1-A-2

Price-Yield Sensitivity Report

Settlement:	7/29/04
Class Balance:	[523,587,000]
Pass-Thru Margin (pre-step-up):	0.370%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	37	37	37	37	37
WAL (yr)	9.65	2.92	2.29	1.40	1.10
MDUR (yr)	8.89	2.83	2.24	1.38	1.10
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	54	43	43	43	43
WAL (yr)	19.89	3.52	2.75	1.70	1.33
MDUR (yr)	16.34	3.35	2.65	1.66	1.31
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

Impac CMB Trust Series 2004-7, Class 1-A-3

Price-Yield Sensitivity Report

Settlement:	7/29/04
Class Balance:	[58,176,000]
Pass-Thru Margin (pre-step-up):	0.470%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	47	47	47	47	47
WAL (yr)	9.65	2.92	2.29	1.40	1.10
MDUR (yr)	8.84	2.82	2.23	1.38	1.10
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	68	54	54	55	55
WAL (yr)	19.89	3.52	2.75	1.70	1.33
MDUR (yr)	16.13	3.34	2.65	1.66	1.31
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

Impac CMB Trust Series 2004-7, Class 2-A

Price-Yield Sensitivity Report

Settlement:	7/29/04
Class Balance:	772,477,000
Pass-Thru Margin (pre-step-up):	0.320%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	32	32	32	32	32
WAL (yr)	9.63	2.92	2.29	1.40	1.10
MDUR (yr)	8.90	2.83	2.24	1.38	1.10
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	47	37	37	37	37
WAL (yr)	19.87	3.51	2.75	1.69	1.33
MDUR (yr)	16.43	3.35	2.65	1.66	1.31
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Sep18	May13	May11

Impac CMB Trust Series 2004-7, Class M-1

Price-DM Sensitivity Report

Settlement:	7/29/04
Class Balance:	38,499,000
Pass-Thru Margin (pre-step-up):	0.600%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	60	60	60	60	60
WAL (yr)	9.64	2.92	2.29	1.40	1.10
MDUR (yr)	8.77	2.81	2.22	1.38	1.09
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	73	65	65	65	65
WAL (yr)	19.88	3.51	2.75	1.69	1.33
MDUR (yr)	15.95	3.32	2.63	1.65	1.30
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

Impac CMB Trust Series 2004-7, Class M-2

Price-DM Sensitivity Report

Settlement:	7/29/04
Class Balance:	60,499,000
Pass-Thru Margin (pre-step-up):	0.650%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	65	65	65	65	65
WAL (yr)	9.64	2.92	2.29	1.40	1.10
MDUR (yr)	8.75	2.81	2.22	1.38	1.09
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	80	70	70	70	70
WAL (yr)	19.88	3.51	2.75	1.69	1.33
MDUR (yr)	15.86	3.31	2.63	1.65	1.30
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	22-May	18-Oct	13-May	11-May

Impac CMB Trust Series 2004-7, Class M-3

Price-DM Sensitivity Report

Settlement:	7/29/04
Class Balance:	44,001,000
Pass-Thru Margin (pre-step-up):	0.750%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	75	75	75	75	75
WAL (yr)	9.64	2.92	2.29	1.40	1.10
MDUR (yr)	8.71	2.80	2.22	1.38	1.09
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	92	81	81	81	81
WAL (yr)	19.88	3.51	2.75	1.69	1.33
MDUR (yr)	15.68	3.30	2.62	1.65	1.30
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

Impac CMB Trust Series 2004-7, Class M-4

Price-DM Sensitivity Report

Settlement:	7/29/04
Class Balance:	60,499,000
Pass-Thru Margin (pre-step-up):	1.150%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	115	115	115	115	115
WAL (yr)	9.64	2.92	2.29	1.40	1.10
MDUR (yr)	8.52	2.77	2.20	1.37	1.09
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	140	123	124	124	124
WAL (yr)	19.88	3.51	2.75	1.69	1.33
MDUR (yr)	15.00	3.26	2.59	1.64	1.29
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

Impac CMB Trust Series 2004-7, Class M-5

Price-DM Sensitivity Report

Settlement:	7/29/04
Class Balance:	60,499,000
Pass-Thru Margin (pre-step-up):	1.250%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	125	125	125	125	125
WAL (yr)	9.64	2.92	2.29	1.40	1.10
MDUR (yr)	8.48	2.77	2.19	1.37	1.08
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	152	134	134	135	135
WAL (yr)	19.88	3.51	2.75	1.69	1.33
MDUR (yr)	14.83	3.24	2.59	1.63	1.29
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

[Available Funds Rate Schedule and Collateral Tables to follow]

Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	1.85	1.85
2	3.69	10.38
3	3.95	10.82
4	3.88	10.94
5	3.96	11.20
6	4.02	11.44
7	4.32	11.93
8	4.72	12.50
9	4.51	12.46
10	4.67	12.76
11	4.68	12.92
12	4.89	13.29
13	5.04	13.64
14	5.13	13.88
15	5.30	14.20
16	5.31	14.35
17	5.49	14.66
18	5.54	14.83
19	5.68	15.17
20	6.07	15.69
21	6.04	15.72
22	6.12	15.89
23	5.73	15.47
24	5.61	11.80
25	6.33	11.44
26	6.48	10.98
27	6.77	11.31
28	6.71	11.25
29	6.94	11.53
30	6.91	11.55
31	7.08	12.06
32	7.63	12.74
33	7.05	12.08
34	7.22	12.31

Period	Available Rate (2)	Available Rate (3)
35	7.05	11.65
36	7.35	10.10
37	7.45	10.61
38	7.46	10.63
39	7.70	10.93
40	7.49	10.68
41	7.73	10.98
42	7.63	10.94
43	7.79	11.34
44	8.29	11.98
45	7.82	11.39
46	8.06	11.71
47	7.86	11.49
48	8.15	11.93
49	8.01	11.73
50	8.02	11.75
51	8.27	12.08
52	8.04	11.80
53	8.30	12.13
54	8.13	11.93
55	8.30	12.03

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.
(2) Based on the 1-Month LIBOR, 3-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR, and 1-Year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.
(3) Assumes that the 1-Month LIBOR, 3-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

Summary of Loans in Sample Calculation Pool			Range
Total Number of Loans		4,474	
Total Outstanding Balance		$1,280,405,612	
Average Loan Balance		$286,188	$39,923 to $2,000,000
WA Mortgage Rate		5.413%	2.375% to 9.750%
WA Mortgage Rate Net LPMI		5.381%	2.375% to 9.750%
Net WAC		4.973%	1.968% to 9.343%
ARM Characteristics			
WA Gross Margin		3.542%	1.500% to 8.750%
WA Months to First Roll		29	1 to 120
WA First Periodic Cap		2.731%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.165%	1.000% to 6.000%
WA Lifetime Cap		11.368%	8.375% to 16.750%
WA Lifetime Floor		3.575%	1.500% to 9.750%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	353 to 360
WA Age (months)		1	0 to 7
WA LTV		76.73%	15.00% to 100.00%
WA FICO		700	
WA DTI%		37.67%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		69.39%	
Prepay Moves Exempted	Soft	26.70%	
	Hard	42.68%	
	No Prepay	30.61%	
	Unknown	0.00%	

Top 5 States		Prop Types		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	60.77%	SFR	69.27%	REDUCED	49.27%	PUR	65.54%	OWNER	83.29%	0	30.61%
FL	9.85%	PUD	15.83%	FULL	25.13%	REFI/CO	23.98%	INV HM	12.84%	6	0.96%
NV	3.43%	CND	10.31%	NISA	5.49%	REFI	10.48%	2ND HM	3.87%	7	0.11%
AZ	2.52%	2-4 FAMILY	4.58%	NAV	5.07%					12	16.65%
VA	1.99%			NO RATIO	4.90%					24	27.77%
										36	13.35%
										48	0.05%
										60	10.49%

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB1M	$854,453	2	0.07	$427,227	4.375	360.00	632	64.10
30Y LIB1M - IO	$8,313,750	17	0.65	$489,044	4.388	360.00	720	73.45
30Y LIB3M	$307,951	2	0.02	$153,975	6.399	359.48	670	84.82
30Y LIB3M - IO	$1,923,200	5	0.15	$384,640	4.725	360.00	678	75.27
30Y LIB6M	$37,380,147	129	2.92	$289,769	5.257	359.69	679	77.61
30Y LIB6M - IO	$249,191,362	722	19.46	$345,140	4.773	359.73	702	76.81
30Y LIB12M	$564,463	5	0.04	$112,893	6.669	360.00	642	71.16
30Y LIB12M - IO	$1,384,892	5	0.11	$276,978	5.701	359.78	703	78.13
30Y CMT1Y - IO	$123,920	1	0.01	$123,920	2.375	359.00	714	80.00
2/28 LIB6M	$142,520,584	758	11.13	$188,022	6.208	359.55	678	81.65
2/28 LIB6M - IO	$354,710,939	1,113	27.70	$318,698	5.503	359.62	698	78.30
3/27 LIB6M	$66,617,510	449	5.20	$148,369	5.606	359.19	667	75.84
3/27 LIB6M - IO	$136,805,090	527	10.68	$259,592	5.473	359.51	704	75.05
3/1 LIB12M	$16,871,161	30	1.32	$562,372	4.502	357.69	721	72.29
3/1 LIB12M - IO	$58,445,549	100	4.56	$584,455	4.859	358.20	729	73.74
5/25 LIB6M	$28,106,999	106	2.20	$265,160	5.846	359.61	702	71.94
5/25 LIB6M - IO	$103,716,440	337	8.10	$307,764	5.744	359.59	719	73.73
5/1 LIB12M	$4,681,255	13	0.37	$360,097	5.600	359.40	717	75.56
5/1 LIB12M - IO	$18,461,600	34	1.44	$542,988	5.862	359.01	724	76.68
5/1 CMT1Y	$149,828	1	0.01	$149,828	5.250	359.00	760	41.66
5/1 CMT1Y - IO	$60,720	1	0.00	$60,720	5.500	360.00	759	80.00
7/23 LIB6M	$2,947,360	8	0.23	$368,420	5.597	359.13	718	73.74
7/23 LIB6M - IO	$1,865,900	4	0.15	$466,475	6.051	359.75	739	71.88
7/1 LIB12M	$13,104,512	27	1.02	$485,352	5.140	358.93	708	68.81
7/1 LIB12M - IO	$12,765,095	32	1.00	$398,909	5.392	359.09	731	72.76
10/20 LIB6M	$399,599	2	0.03	$199,799	5.958	359.28	688	73.68
10/1 LIB12M	$9,295,109	21	0.73	$442,624	5.548	359.00	733	70.37
10/1 LIB12M - IO	$8,836,226	23	0.69	$384,184	5.644	359.00	719	71.65
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$323,944	7	0.03	$46,278	6.490	359.02	702	80.15
$50,000.01 - $100,000.00	$47,470,267	563	3.71	$84,317	5.899	359.42	681	77.79
$100,000.01 - $150,000.00	$157,153,705	1,247	12.27	$126,025	5.785	359.46	688	79.59
$150,000.01 - $200,000.00	$78,847,091	490	6.16	$160,912	5.694	359.50	690	78.81
$200,000.01 - $250,000.00	$13,676,566	61	1.07	$224,206	5.736	359.77	698	77.11
$250,000.01 - $300,000.00	$16,140,423	58	1.26	$278,283	5.800	359.64	701	79.56
$300,000.01 - $350,000.00	$75,725,936	224	5.91	$338,062	5.301	359.51	702	76.66
$350,000.01 - $400,000.00	$214,418,458	569	16.75	$376,834	5.409	359.57	703	77.93
$400,000.01 - $450,000.00	$167,828,144	393	13.11	$427,044	5.381	359.59	706	78.20
$450,000.01 - $500,000.00	$120,674,659	253	9.42	$476,975	5.357	359.57	701	76.69
$500,000.01 - $550,000.00	$108,089,918	205	8.44	$527,268	5.382	359.46	702	76.59
$550,000.01 - $600,000.00	$72,548,813	126	5.67	$575,784	5.266	359.38	700	77.32
$600,000.01 - $650,000.00	$77,033,765	122	6.02	$631,424	5.200	359.49	703	74.28
$650,000.01 - $700,000.00	$21,629,804	32	1.69	$675,931	4.786	359.35	707	71.80
$700,000.01 - $750,000.00	$38,385,419	52	3.00	$738,181	4.936	359.46	689	66.21
$750,000.01 - $800,000.00	$11,566,513	15	0.90	$771,101	5.445	358.94	707	77.99
$800,000.01 - $850,000.00	$4,113,875	5	0.32	$822,775	4.698	359.80	721	70.94
$850,000.01 - $900,000.00	$5,331,584	6	0.42	$888,597	5.417	359.00	731	72.17
$900,000.01 - $950,000.00	$7,371,783	8	0.58	$921,473	5.152	359.50	711	64.17
$950,000.01 - $1,000,000.00	$22,799,221	23	1.78	$991,270	5.044	358.74	719	69.10
$1,000,000.01 - $1,050,000.00	$3,088,575	3	0.24	$1,029,525	5.083	358.67	694	63.28
$1,050,000.01 - $1,100,000.00	$1,092,500	1	0.09	$1,092,500	3.875	358.00	793	58.26
$1,100,000.01 - $1,150,000.00	$2,262,950	2	0.18	$1,131,475	3.801	359.49	718	64.78
$1,150,000.01 - $1,200,000.00	$1,179,750	1	0.09	$1,179,750	3.375	359.00	753	65.55
$1,200,000.01 - $1,250,000.00	$3,727,008	3	0.29	$1,242,336	4.710	359.67	711	67.91
$1,250,000.01 - $1,300,000.00	$1,299,941	1	0.10	$1,299,941	4.625	358.00	739	60.00
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.11	$1,365,000	4.000	358.00	743	66.58
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.12	$1,500,000	4.375	358.00	708	52.08
$1,750,000.01 - $1,800,000.00	$1,760,000	1	0.14	$1,760,000	5.875	358.00	750	80.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.16	$2,000,000	4.250	358.00	796	57.80
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$323,944	7	0.03	$46,278	6.490	359.02	702	80.15
$50,000.01 - $100,000.00	$47,470,267	563	3.71	$84,317	5.899	359.42	681	77.79
$100,000.01 - $150,000.00	$157,003,751	1,246	12.26	$126,006	5.784	359.46	688	79.58
$150,000.01 - $200,000.00	$78,997,045	491	6.17	$160,890	5.695	359.50	690	78.84
$200,000.01 - $250,000.00	$13,676,566	61	1.07	$224,206	5.736	359.77	698	77.11
$250,000.01 - $300,000.00	$16,140,423	58	1.26	$278,283	5.800	359.64	701	79.56
$300,000.01 - $350,000.00	$75,725,936	224	5.91	$338,062	5.301	359.51	702	76.66
$350,000.01 - $400,000.00	$214,418,458	569	16.75	$376,834	5.409	359.57	703	77.93
$400,000.01 - $450,000.00	$167,828,144	393	13.11	$427,044	5.381	359.59	706	78.20

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$450,000.01 - $500,000.00	$120,674,659	253	9.42	$476,975	5.357	359.57	701	76.69
$500,000.01 - $550,000.00	$108,089,918	205	8.44	$527,268	5.382	359.46	702	76.59
$550,000.01 - $600,000.00	$72,548,813	126	5.67	$575,784	5.266	359.38	700	77.32
$600,000.01 - $650,000.00	$77,033,765	122	6.02	$631,424	5.200	359.49	703	74.28
$650,000.01 - $700,000.00	$21,629,804	32	1.69	$675,931	4.786	359.35	707	71.80
$700,000.01 - $750,000.00	$37,635,731	51	2.94	$737,956	4.909	359.45	689	65.93
$750,000.01 - $800,000.00	$12,316,201	16	0.96	$769,763	5.494	359.00	706	78.11
$800,000.01 - $850,000.00	$4,113,875	5	0.32	$822,775	4.698	359.80	721	70.94
$850,000.01 - $900,000.00	$5,331,584	6	0.42	$888,597	5.417	359.00	731	72.17
$900,000.01 - $950,000.00	$7,371,783	8	0.58	$921,473	5.152	359.50	711	64.17
$950,000.01 - $1,000,000.00	$22,799,221	23	1.78	$991,270	5.044	358.74	719	69.10
$1,000,000.01 - $1,050,000.00	$3,088,575	3	0.24	$1,029,525	5.083	358.67	694	63.28
$1,050,000.01 - $1,100,000.00	$1,092,500	1	0.09	$1,092,500	3.875	358.00	793	58.26
$1,100,000.01 - $1,150,000.00	$2,262,950	2	0.18	$1,131,475	3.801	359.49	718	64.78
$1,150,000.01 - $1,200,000.00	$1,179,750	1	0.09	$1,179,750	3.375	359.00	753	65.55
$1,200,000.01 - $1,250,000.00	$3,727,008	3	0.29	$1,242,336	4.710	359.67	711	67.91
$1,300,000.01 - $1,350,000.00	$1,299,941	1	0.10	$1,299,941	4.625	358.00	739	60.00
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.11	$1,365,000	4.000	358.00	743	66.58
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.12	$1,500,000	4.375	358.00	708	52.08
$1,750,000.01 - $1,800,000.00	$1,760,000	1	0.14	$1,760,000	5.875	358.00	750	80.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.16	$2,000,000	4.250	358.00	796	57.80
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$3,213,417	18	0.25	$178,523	5.395	359.59	703	70.82
AZ	$32,298,075	201	2.52	$160,687	5.563	359.31	701	76.42
CA	$778,100,353	1,973	60.77	$394,374	5.268	359.54	704	75.77
CO	$18,406,025	89	1.44	$206,809	5.316	359.35	700	76.60
CT	$5,167,773	15	0.40	$344,518	5.064	359.18	686	68.02
DC	$3,020,486	9	0.24	$335,610	5.689	359.46	699	75.51
DE	$265,488	2	0.02	$132,744	6.167	360.00	663	79.95
FL	$126,115,214	637	9.85	$197,983	5.715	359.61	696	79.22
GA	$16,760,422	92	1.31	$182,178	5.656	359.23	681	80.47
HI	$14,162,848	34	1.11	$416,554	5.571	359.63	702	68.71
IA	$1,316,019	15	0.10	$87,735	5.683	359.04	666	79.92
ID	$1,200,596	11	0.09	$109,145	5.472	359.09	650	79.26
IL	$25,382,472	111	1.98	$228,671	5.802	359.33	700	77.19
IN	$2,894,356	30	0.23	$96,479	5.804	359.26	676	81.32
KS	$2,057,907	18	0.16	$114,328	5.575	359.13	670	81.48
KY	$972,188	10	0.08	$97,219	5.565	359.00	638	79.94
LA	$370,725	3	0.03	$123,575	6.157	359.30	724	82.68
MA	$13,178,354	40	1.03	$329,459	5.337	359.00	702	79.53
MD	$23,987,446	86	1.87	$278,924	5.377	359.19	702	77.35

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ME	$898,850	5	0.07	$179,770	6.217	359.46	713	79.71
MI	$6,732,067	42	0.53	$160,287	6.153	359.32	667	80.69
MN	$11,813,297	71	0.92	$166,384	5.922	359.29	678	78.47
MO	$4,942,143	38	0.39	$130,056	5.851	359.13	676	80.91
MS	$1,343,491	12	0.10	$111,958	5.193	359.61	684	78.76
MT	$948,064	5	0.07	$189,613	5.630	359.14	718	81.98
NC	$5,554,589	47	0.43	$118,183	5.892	359.24	677	81.90
ND	$121,600	1	0.01	$121,600	7.125	360.00	649	80.00
NE	$150,580	2	0.01	$75,290	5.802	359.00	647	80.00
NH	$1,672,153	11	0.13	$152,014	5.367	359.64	692	75.75
NJ	$19,168,025	65	1.50	$294,893	6.026	359.34	690	78.19
NM	$1,960,902	10	0.15	$196,090	5.030	358.81	681	81.98
NV	$43,926,506	168	3.43	$261,467	5.696	359.49	701	79.90
NY	$10,151,842	17	0.79	$597,167	5.252	359.17	694	72.12
OH	$5,762,886	57	0.45	$101,103	5.700	359.13	659	79.00
OK	$439,603	4	0.03	$109,901	7.818	359.77	649	87.71
OR	$10,268,179	66	0.80	$155,578	5.195	359.33	689	74.48
PA	$2,127,121	16	0.17	$132,945	5.680	358.76	668	81.44
RI	$1,184,400	4	0.09	$296,100	6.092	359.56	665	84.31
SC	$6,346,317	30	0.50	$211,544	5.440	359.50	688	81.91
TN	$4,570,834	34	0.36	$134,436	5.773	359.33	665	81.06
TX	$13,927,563	82	1.09	$169,848	6.059	359.17	690	80.04
UT	$9,128,993	67	0.71	$136,254	5.518	359.54	721	80.32
VA	$25,515,454	106	1.99	$240,712	5.425	359.46	686	78.22
WA	$17,315,123	79	1.35	$219,179	5.449	359.30	690	78.22
WI	$5,063,616	36	0.40	$140,656	6.007	359.38	667	79.47
WV	$396,515	4	0.03	$99,129	6.341	358.89	692	89.38
WY	$104,735	1	0.01	$104,735	4.750	359.00	796	62.00
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Loan-to-Value Ratio

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$674,791	5	0.05	$134,958	5.135	359.33	664	18.59
20.01 - 25.00	$235,503	2	0.02	$117,752	4.742	359.42	720	21.53
25.01 - 30.00	$2,209,929	9	0.17	$245,548	5.025	359.57	721	27.94
30.01 - 35.00	$2,434,940	14	0.19	$173,924	5.071	359.65	698	31.99
35.01 - 40.00	$4,661,390	18	0.36	$258,966	4.951	359.58	704	37.94
40.01 - 45.00	$6,813,444	25	0.53	$272,538	4.560	359.51	713	42.52
45.01 - 50.00	$11,609,304	38	0.91	$305,508	5.317	359.68	674	47.39
50.01 - 55.00	$12,038,964	34	0.94	$354,087	4.846	359.11	724	52.39
55.01 - 60.00	$37,894,553	92	2.96	$411,897	4.817	359.32	711	58.32
60.01 - 65.00	$43,855,243	122	3.43	$359,469	5.042	359.55	711	63.36
65.01 - 70.00	$232,584,924	710	18.16	$327,584	4.803	359.62	707	69.48
70.01 - 75.00	$70,670,526	194	5.52	$364,281	5.507	359.34	700	73.77

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
75.01 - 80.00	$693,108,198	2,427	54.13	$285,582	5.431	359.45	698	79.83
80.01 - 85.00	$20,791,262	81	1.62	$256,682	5.968	359.51	678	84.31
85.01 - 90.00	$79,354,226	407	6.20	$194,974	6.417	359.65	696	89.72
90.01 - 95.00	$52,839,491	233	4.13	$226,779	6.822	359.35	686	94.89
95.01 - 100.00	$8,628,926	63	0.67	$136,967	7.097	359.04	702	99.65
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000 - 2.499	$123,920	1	0.01	$123,920	2.375	359.00	714	80.00
2.500 - 2.999	$4,167,300	11	0.33	$378,845	2.840	359.47	740	64.92
3.000 - 3.499	$16,460,241	36	1.29	$457,229	3.252	359.36	744	66.86
3.500 - 3.999	$64,042,448	166	5.00	$385,798	3.755	359.19	725	71.46
4.000 - 4.499	$105,688,308	283	8.25	$373,457	4.200	359.42	714	71.90
4.500 - 4.999	$204,453,927	649	15.97	$315,029	4.730	359.38	704	73.73
5.000 - 5.499	$259,982,177	873	20.30	$297,803	5.215	359.55	705	75.79
5.500 - 5.999	$334,764,018	1,210	26.15	$276,664	5.703	359.50	697	77.30
6.000 - 6.499	$129,616,562	479	10.12	$270,598	6.188	359.55	688	80.05
6.500 - 6.999	$87,326,304	372	6.82	$234,748	6.675	359.52	684	82.80
7.000 - 7.499	$36,136,419	176	2.82	$205,321	7.176	359.65	677	86.23
7.500 - 7.999	$22,080,190	131	1.72	$168,551	7.726	359.62	670	87.93
8.000 - 8.499	$6,563,689	39	0.51	$168,300	8.144	359.67	655	87.64
8.500 - 8.999	$4,398,645	29	0.34	$151,677	8.663	359.77	666	88.88
9.000 - 9.499	$3,478,893	13	0.27	$267,607	9.298	359.96	653	86.91
9.500 - 9.999	$1,122,571	6	0.09	$187,095	9.587	360.00	669	89.43
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$886,959,835	3,141	69.27	$282,381	5.422	359.52	697	76.95
PUD	$202,734,320	587	15.83	$345,374	5.328	359.29	704	76.70
CND	$132,032,871	567	10.31	$232,862	5.401	359.49	710	76.66
2-4 FAMILY	$58,678,586	179	4.58	$327,813	5.608	359.60	705	73.58
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$839,173,597	2,970	65.54	$282,550	5.433	359.49	708	78.75
REFI/CO	$307,052,838	1,024	23.98	$299,856	5.468	359.58	682	73.21
REFI	$134,179,177	480	10.48	$279,540	5.165	359.18	691	72.15
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$1,066,446,644	3,575	83.29	$298,307	5.387	359.47	698	77.21
INV HM	$164,378,820	733	12.84	$224,255	5.537	359.60	710	74.17
2ND HM	$49,580,148	166	3.87	$298,676	5.576	359.41	715	74.89
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
301 - 360	$1,280,405,612	4,474	100.00	$286,188	5.413	359.48	700	76.73
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$630,887,120	1,931	49.27	$326,715	5.380	359.62	702	76.39
FULL	$321,823,618	1,078	25.13	$298,538	5.134	359.39	704	75.22
NISA	$70,293,646	308	5.49	$228,226	6.130	359.76	695	80.81
NAV	$64,916,451	499	5.07	$130,093	5.427	358.95	657	80.09
NO RATIO	$62,683,049	243	4.90	$257,955	5.784	359.73	700	80.12
SISA	$58,131,075	129	4.54	$450,628	5.153	358.85	709	72.06
NINA	$57,120,943	255	4.46	$224,004	6.178	359.26	699	79.02
ALT	$14,549,709	31	1.14	$469,345	5.938	358.98	689	85.05
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$1,049,567	5	0.08	$209,913	6.188	359.40		76.90
> 820	$548,000	1	0.04	$548,000	3.375	358.00	836	80.00
801 - 820	$10,210,822	30	0.80	$340,361	5.300	359.56	807	75.06
781 - 800	$54,111,553	159	4.23	$340,324	5.018	359.47	789	71.34
761 - 780	$95,052,094	278	7.42	$341,914	4.997	359.41	770	75.77
741 - 760	$142,646,906	445	11.14	$320,555	5.197	359.44	750	76.05
721 - 740	$144,752,880	462	11.31	$313,318	5.207	359.48	730	75.97
701 - 720	$162,476,974	560	12.69	$290,137	5.392	359.52	710	77.25
681 - 700	$204,385,997	701	15.96	$291,563	5.387	359.54	690	77.32
661 - 680	$173,606,554	633	13.56	$274,260	5.578	359.47	670	78.86
641 - 660	$143,083,838	575	11.17	$248,841	5.642	359.50	651	76.66
621 - 640	$97,059,298	400	7.58	$242,648	5.775	359.56	631	77.70
601 - 620	$41,206,904	175	3.22	$235,468	5.920	359.28	612	77.15
581 - 600	$6,366,579	28	0.50	$227,378	6.145	359.29	594	72.73
561 - 580	$1,410,146	8	0.11	$176,268	6.885	357.63	569	59.31
541 - 560	$1,037,408	5	0.08	$207,482	8.175	359.36	553	66.46
521 - 540	$1,114,846	7	0.09	$159,264	9.136	359.83	530	67.77
501 - 520	$285,247	2	0.02	$142,624	9.298	359.03	506	75.00
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$391,973,675	1,174	30.61	$333,879	5.367	359.21	710	75.40
6	$12,335,270	34	0.96	$362,802	5.253	359.67	678	72.51
7	$1,438,700	3	0.11	$479,567	4.875	360.00	729	79.99
12	$213,217,482	614	16.65	$347,260	5.093	359.68	700	76.06
24	$355,514,122	1,338	27.77	$265,706	5.570	359.58	693	79.01
36	$170,952,988	811	13.35	$210,793	5.433	359.46	689	76.14
48	$595,821	2	0.05	$297,911	5.203	359.80	718	71.01
60	$134,377,553	498	10.49	$269,834	5.641	359.69	703	76.76
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	6	$297,970,862	877	23.27	$339,762	4.824	359.73	700	76.78
7 - 12	12	$2,073,275	11	0.16	$188,480	5.765	359.80	687	76.34
19 - 24	24	$497,231,523	1,871	38.83	$265,757	5.705	359.60	692	79.26
25 - 31	30	$2,660,644	12	0.21	$221,720	4.214	354.46	695	75.65
32 - 37	35	$276,078,666	1,094	21.56	$252,357	5.328	359.09	702	74.79
50 - 55	54	$560,000	1	0.04	$560,000	5.625	354.00	652	69.48

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
56 - 61	60	$154,616,842	491	12.08	$314,902	5.772	359.54	717	73.80
80 - 85	83	$30,682,867	71	2.40	$432,153	5.344	359.07	720	71.11
> 85	119	$18,530,934	46	1.45	$402,846	5.603	359.01	725	71.05
		$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500 - 1.749	$1,857,929	3	0.15	$619,310	3.753	360.00	772	68.09
1.750 - 1.999	$2,145,000	3	0.17	$715,000	3.131	359.46	730	53.11
2.000 - 2.249	$8,492,264	31	0.66	$273,944	4.688	359.17	734	70.54
2.250 - 2.499	$214,264,179	455	16.73	$470,910	5.250	358.86	725	72.85
2.500 - 2.749	$12,086,863	36	0.94	$335,746	4.603	359.52	716	73.51
2.750 - 2.999	$48,234,142	136	3.77	$354,663	4.846	359.55	719	74.12
3.000 - 3.249	$99,816,482	305	7.80	$327,267	4.798	359.66	727	76.37
3.250 - 3.499	$238,368,483	826	18.62	$288,582	5.260	359.71	737	75.76
3.500 - 3.749	$173,194,931	575	13.53	$301,209	5.261	359.77	681	78.23
3.750 - 3.999	$265,173,597	1,027	20.71	$258,202	5.755	359.72	672	77.34
4.000 - 4.249	$14,032,423	52	1.10	$269,854	5.892	359.69	663	81.95
4.250 - 4.499	$27,306,135	103	2.13	$265,108	5.622	359.42	644	76.08
4.500 - 4.749	$13,517,500	77	1.06	$175,552	5.325	359.32	664	77.93
4.750 - 4.999	$12,474,590	88	0.97	$141,757	5.354	359.15	671	81.21
5.000 - 5.249	$25,607,918	168	2.00	$152,428	5.988	359.03	675	85.65
5.250 - 5.499	$15,399,519	112	1.20	$137,496	5.681	358.94	666	80.39
5.500 - 5.749	$24,101,335	165	1.88	$146,069	5.871	359.12	666	80.33
5.750 - 5.999	$40,534,043	150	3.17	$270,227	6.068	359.30	674	78.75
6.000 - 6.249	$21,948,334	73	1.71	$300,662	6.276	359.03	667	82.88
6.250 - 6.499	$14,655,069	50	1.14	$293,101	6.797	359.08	650	90.07
6.500 - 6.749	$2,155,193	12	0.17	$179,599	6.741	359.53	659	82.26
6.750 - 6.999	$2,111,041	13	0.16	$162,388	6.852	359.65	640	76.37
7.250 - 7.499	$766,500	3	0.06	$255,500	8.129	360.00	626	87.25
7.500 - 7.749	$1,059,062	5	0.08	$211,812	7.969	359.90	692	87.37
8.000 - 8.249	$636,707	3	0.05	$212,236	8.250	359.15	678	92.68
8.250 - 8.499	$156,750	1	0.01	$156,750	8.500	360.00	766	95.00
8.500 - 8.749	$142,421	1	0.01	$142,421	8.950	360.00	717	95.00
8.750 - 8.999	$167,200	1	0.01	$167,200	9.000	360.00	662	95.00
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.000 - 8.499	$123,920	1	0.01	$123,920	2.375	359.00	714	80.00
8.500 - 8.999	$4,450,321	16	0.35	$278,145	2.963	358.85	739	65.46
9.000 - 9.499	$15,728,605	38	1.23	$413,911	3.308	359.34	743	67.44
9.500 - 9.999	$82,494,102	206	6.44	$400,457	4.007	359.15	722	71.78
10.000 - 10.499	$128,290,797	334	10.02	$384,104	4.398	359.34	717	72.12
10.500 - 10.999	$221,536,754	685	17.30	$323,411	4.865	359.39	705	73.80
11.000 - 11.499	$242,566,103	824	18.94	$294,376	5.250	359.59	704	76.03
11.500 - 11.999	$297,576,835	1,113	23.24	$267,365	5.711	359.52	694	77.66
12.000 - 12.499	$118,462,323	451	9.25	$262,666	6.153	359.55	686	80.28
12.500 - 12.999	$86,952,671	368	6.79	$236,284	6.588	359.59	684	82.33
13.000 - 13.499	$37,713,557	175	2.95	$215,506	7.040	359.71	676	85.28
13.500 - 13.999	$22,364,886	129	1.75	$173,371	7.510	359.54	679	88.47
14.000 - 14.499	$7,860,515	50	0.61	$157,210	7.903	359.53	666	90.67
14.500 - 14.999	$7,988,181	50	0.62	$159,764	8.199	359.58	667	88.81
15.000 - 15.499	$3,749,096	19	0.29	$197,321	8.976	359.83	669	84.72
15.500 - 15.999	$1,393,259	10	0.11	$139,326	9.246	359.66	648	83.10
16.000 - 16.499	$874,500	3	0.07	$291,500	9.298	360.00	538	75.25
16.500 - 16.999	$279,188	2	0.02	$139,594	9.666	360.00	521	72.62
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
08/04	$3,207,500	6	0.25	$534,583	4.305	360.00	732	74.12
09/04	$1,645,565	6	0.13	$274,261	4.746	357.19	695	78.08
10/04	$6,758,472	16	0.53	$422,404	4.479	359.75	688	73.01
11/04	$6,698,795	18	0.52	$372,155	4.658	358.55	711	77.94
12/04	$63,076,470	184	4.93	$342,807	4.748	359.00	704	77.87
01/05	$167,839,323	485	13.11	$346,060	4.805	360.00	701	76.88
02/05	$48,744,738	162	3.81	$300,893	5.091	360.00	689	75.51
05/05	$149,600	1	0.01	$149,600	5.450	358.00	654	80.00
06/05	$123,920	1	0.01	$123,920	2.375	359.00	714	80.00
07/05	$811,763	4	0.06	$202,941	6.718	360.00	674	74.09
08/05	$987,992	5	0.08	$197,598	5.456	360.00	699	77.18
03/06	$2,887,510	13	0.23	$222,116	5.150	356.79	707	80.15
04/06	$1,273,687	6	0.10	$212,281	6.409	357.25	700	79.61
05/06	$19,081,252	95	1.49	$200,855	5.771	358.33	669	80.64
06/06	$153,109,093	557	11.96	$274,882	5.745	359.00	683	80.74
07/06	$232,933,322	858	18.19	$271,484	5.648	360.00	699	78.62
08/06	$87,946,660	342	6.87	$257,154	5.781	360.00	693	78.04
12/06	$463,221	2	0.04	$231,610	4.623	353.00	606	73.13
01/07	$500,544	5	0.04	$100,109	4.400	354.00	716	73.79
02/07	$1,696,880	5	0.13	$339,376	4.047	355.00	713	76.88
03/07	$3,165,591	6	0.25	$527,599	4.946	356.16	729	74.45

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
04/07	$8,455,148	22	0.66	$384,325	4.601	357.04	722	79.27
05/07	$82,608,694	359	6.45	$230,108	4.963	358.36	700	75.34
06/07	$77,297,510	329	6.04	$234,947	5.355	359.00	694	75.91
07/07	$75,881,283	280	5.93	$271,005	5.631	360.00	707	73.62
08/07	$28,670,440	98	2.24	$292,556	5.759	360.00	706	71.98
01/09	$560,000	1	0.04	$560,000	5.625	354.00	652	69.48
03/09	$1,572,267	6	0.12	$262,044	5.427	356.42	724	77.69
04/09	$484,800	1	0.04	$484,800	5.375	357.00	715	80.00
05/09	$9,372,942	27	0.73	$347,146	5.437	358.00	730	75.02
06/09	$45,561,701	144	3.56	$316,401	5.815	359.00	707	76.61
07/09	$79,452,689	247	6.21	$321,671	5.772	360.00	721	73.03
08/09	$18,172,443	66	1.42	$275,340	5.882	360.00	713	68.95
03/11	$160,102	1	0.01	$160,102	5.875	356.00	647	80.00
04/11	$492,551	1	0.04	$492,551	4.875	357.00	702	45.00
05/11	$755,204	1	0.06	$755,204	4.750	358.00	742	69.10
06/11	$25,029,814	59	1.95	$424,234	5.296	359.00	717	71.28
07/11	$4,180,397	8	0.33	$522,550	5.755	360.00	742	72.90
08/11	$64,800	1	0.01	$64,800	6.500	360.00	658	90.00
06/14	$18,419,048	45	1.44	$409,312	5.601	359.00	725	71.13
07/14	$111,886	1	0.01	$111,886	5.875	360.00	745	57.43
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$3,207,500	6	0.25	$534,583	4.305	360.00	732	74.12
3	$8,191,854	20	0.64	$409,593	4.574	359.98	695	73.07
6	$286,571,509	851	22.38	$336,747	4.836	359.72	699	76.92
12	$2,073,275	11	0.16	$188,480	5.765	359.80	687	76.34
24	$497,231,523	1,871	38.83	$265,757	5.705	359.60	692	79.26
36	$278,739,310	1,106	21.77	$252,025	5.317	359.05	702	74.80
60	$155,176,842	492	12.12	$315,400	5.772	359.52	716	73.78
84	$30,682,867	71	2.40	$432,153	5.344	359.07	720	71.11
120	$18,530,934	46	1.45	$402,846	5.603	359.01	725	71.05
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$297,441,190	878	23.23	$338,771	4.827	359.73	700	76.83
1.500	$1,751,866	6	0.14	$291,978	6.910	358.91	641	74.03
2.000	$83,458,356	198	6.52	$421,507	4.975	358.16	725	75.61
3.000	$758,075,003	3,039	59.21	$249,449	5.658	359.57	694	77.53
5.000	$82,129,418	194	6.41	$423,348	5.517	359.01	721	73.04
6.000	$57,549,780	159	4.49	$361,948	5.668	359.60	721	72.61
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$1,069,233,277	3,969	83.51	$269,396	5.415	359.60	697	77.38
1.500	$8,699,059	43	0.68	$202,304	7.256	359.45	602	69.70
2.000	$201,323,276	461	15.72	$436,710	5.340	358.86	721	73.66
6.000	$1,150,000	1	0.09	$1,150,000	3.125	359.00	722	59.74
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$4,238,614	9	0.33	$470,957	4.530	358.51	730	72.24
5.01 - 10.00	$5,756,134	15	0.45	$383,742	5.177	358.95	729	70.46
10.01 - 15.00	$9,067,567	28	0.71	$323,842	5.234	359.28	700	69.84
15.01 - 20.00	$22,341,768	74	1.74	$301,916	4.646	359.04	728	70.85
20.01 - 25.00	$44,762,385	166	3.50	$269,653	5.053	359.39	712	74.19
25.01 - 30.00	$78,651,376	292	6.14	$269,354	5.186	359.33	700	74.43
30.01 - 35.00	$148,374,302	486	11.59	$305,297	5.312	359.42	710	75.64
35.01 - 40.00	$192,536,455	634	15.04	$303,685	5.436	359.46	698	77.28
40.01 - 45.00	$207,540,652	730	16.21	$284,302	5.404	359.45	696	77.93
45.01 - 50.00	$174,709,448	643	13.64	$271,710	5.399	359.56	694	78.38
50.01 - 55.00	$21,051,399	63	1.64	$334,149	5.198	359.58	680	71.60
> 55.00	$4,709,459	18	0.37	$261,637	5.629	359.55	707	77.43
Unknown	$366,666,052	1,316	28.64	$278,622	5.622	359.58	700	77.18
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

$850,070,395 Group 2 Adjustable Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		3,410	
Total Outstanding Balance		$850,070,395	
Average Loan Balance		$249,288	$167,800 to $640,000
WA Mortgage Rate		5.435%	2.830% to 9.750%
WA Mortgage Rate Net LPMI		5.389%	2.825% to 9.750%
Net WAC		4.981%	2.418% to 9.343%
ARM Characteristics			
WA Gross Margin		3.734%	1.500% to 8.750%
WA Months to First Roll		27	1 to 120
WA First Periodic Cap		2.777%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.067%	1.000% to 2.000%
WA Lifetime Cap		11.443%	7.830% to 16.750%
WA Lifetime Floor		3.779%	1.500% to 9.750%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		360	352 to 360
WA Age (months)		0	0 to 8
WA LTV		77.60%	23.13% to 100.00%
WA FICO		699	
WA DTI%		39.63%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		72.59%	
Prepay Moves Exempted	Soft	17.92%	
	Hard	54.67%	
	No Prepay	27.41%	
	Unknown	0.00%	

Top 5 States		Prop Types		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	62.20%	SFR	61.90%	REDUCED	51.79%	PUR	66.54%	OWNER	82.85%	0	27.41%
FL	5.46%	CND	16.10%	FULL	24.18%	REFI/CO	24.96%	INV HM	14.58%	6	0.77%
NV	4.57%	2-4 FAMILY	11.31%	NAV	6.15%	REFI	8.50%	2ND HM	2.57%	7	0.05%
VA	3.50%	PUD	10.69%	NISA	5.71%					12	17.71%
MD	2.71%			NINA	5.16%					24	38.61%
										36	15.45%

$850,070,395 Group 2 Adjustable Rate Mortgage Loans

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB1M	$713,000	3	0.08	$237,667	4.234	360.00	716	65.17
30Y LIB1M - IO	$4,123,850	15	0.49	$274,923	4.642	359.93	719	79.71
30Y LIB3M - IO	$598,700	2	0.07	$299,350	4.861	360.00	779	82.36
30Y LIB6M	$26,556,590	109	3.12	$243,638	5.461	359.70	673	81.75
30Y LIB6M - IO	$108,741,772	425	12.79	$255,863	4.719	359.73	705	77.45
1/29 LIB6M	$207,793	1	0.02	$207,793	5.990	360.00	717	80.00
30Y LIB12M	$239,698	1	0.03	$239,698	4.750	360.00	635	53.34
30Y LIB12M - IO	$491,800	2	0.06	$245,900	4.726	359.53	702	74.73
2/28 LIB6M	$143,119,005	604	16.84	$236,952	5.998	359.52	683	81.47
2/28 LIB6M - IO	$310,836,696	1,223	36.57	$254,159	5.394	359.68	704	77.93
3/27 LIB6M	$53,744,960	236	6.32	$227,733	5.531	359.02	672	78.09
3/27 LIB6M - IO	$108,787,576	445	12.80	$244,466	5.405	359.52	702	75.69
3/1 LIB12M	$2,401,130	9	0.28	$266,792	5.248	359.20	720	78.81
3/1 LIB12M - IO	$6,660,200	24	0.78	$277,508	5.193	358.67	731	78.46
3/1 CMT1Y	$398,837	2	0.05	$199,418	4.385	358.51	707	59.92
5/25 LIB6M	$13,262,007	53	1.56	$250,227	5.817	359.66	703	68.90
5/25 LIB6M - IO	$51,400,347	187	6.05	$274,868	5.622	359.51	725	70.64
5/1 LIB12M	$2,701,537	11	0.32	$245,594	5.409	358.94	718	78.90
5/1 LIB12M - IO	$3,551,049	13	0.42	$273,158	5.600	358.81	725	78.13
7/23 LIB6M	$332,286	1	0.04	$332,286	5.625	359.00	740	41.12
7/23 LIB6M - IO	$960,000	4	0.11	$240,000	5.955	359.70	765	69.24
7/1 LIB12M	$996,593	4	0.12	$249,148	5.078	359.24	740	75.55
7/1 LIB12M - IO	$5,053,208	19	0.59	$265,958	5.308	359.00	714	73.25
10/20 LIB6M - IO	$573,000	2	0.07	$286,500	6.113	360.00	727	45.94
10/1 LIB12M	$1,186,962	5	0.14	$237,392	5.448	359.00	742	68.81
10/1 LIB12M - IO	$2,431,800	10	0.29	$243,180	5.481	359.00	740	67.35
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

$850,070,395 Group 2 Adjustable Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$150,000.01 - $200,000.00	$155,205,741	840	18.26	$184,769	5.614	359.50	693	78.09
$200,000.01 - $250,000.00	$236,015,028	1,048	27.76	$225,205	5.441	359.56	697	78.32
$250,000.01 - $300,000.00	$242,722,817	880	28.55	$275,821	5.386	359.59	699	77.63
$300,000.01 - $350,000.00	$175,065,235	548	20.59	$319,462	5.332	359.56	703	77.30
$350,000.01 - $400,000.00	$15,500,872	41	1.82	$378,070	5.669	359.71	720	74.98
$400,000.01 - $450,000.00	$8,051,396	19	0.95	$423,758	5.334	359.73	724	72.52
$450,000.01 - $500,000.00	$10,123,778	21	1.19	$482,085	5.279	359.82	734	71.05
$500,000.01 - $550,000.00	$2,623,000	5	0.31	$524,600	5.311	359.60	712	72.97
$550,000.01 - $600,000.00	$2,898,100	5	0.34	$579,620	5.284	359.39	733	67.78
$600,000.01 - $650,000.00	$1,864,429	3	0.22	$621,476	5.707	359.33	691	73.43
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$150,000.01 - $200,000.00	$155,005,857	839	18.23	$184,751	5.614	359.50	693	78.09
$200,000.01 - $250,000.00	$235,965,338	1,048	27.76	$225,158	5.443	359.56	697	78.34
$250,000.01 - $300,000.00	$242,972,391	881	28.58	$275,792	5.385	359.59	699	77.61
$300,000.01 - $350,000.00	$175,065,235	548	20.59	$319,462	5.332	359.56	703	77.30
$350,000.01 - $400,000.00	$15,500,872	41	1.82	$378,070	5.669	359.71	720	74.98
$400,000.01 - $450,000.00	$8,051,396	19	0.95	$423,758	5.334	359.73	724	72.52
$450,000.01 - $500,000.00	$10,123,778	21	1.19	$482,085	5.279	359.82	734	71.05
$500,000.01 - $550,000.00	$2,623,000	5	0.31	$524,600	5.311	359.60	712	72.97
$550,000.01 - $600,000.00	$2,898,100	5	0.34	$579,620	5.284	359.39	733	67.78
$600,000.01 - $650,000.00	$1,864,429	3	0.22	$621,476	5.707	359.33	691	73.43
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$2,173,400	8	0.26	$271,675	4.472	359.63	724	69.44
AR	$205,334	1	0.02	$205,334	7.550	360.00	750	100.00
AZ	$15,493,101	71	1.82	$218,213	5.711	359.52	679	80.56
CA	$528,775,427	2,024	62.20	$261,253	5.304	359.61	705	76.10
CO	$17,413,903	76	2.05	$229,130	5.420	359.53	695	80.91
CT	$2,471,381	12	0.29	$205,948	6.238	359.43	701	82.25
DC	$2,200,500	8	0.26	$275,063	5.556	359.56	714	79.38
DE	$305,661	1	0.04	$305,661	7.250	360.00	619	89.98
FL	$46,390,317	207	5.46	$224,108	5.625	359.64	692	81.21
GA	$4,281,918	20	0.50	$214,096	5.450	359.53	687	81.65
HI	$3,161,430	10	0.37	$316,143	5.907	359.72	707	73.00
IA	$209,329	1	0.02	$209,329	5.750	359.00	619	80.00

$850,070,395 Group 2 Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ID	$1,064,428	5	0.13	$212,886	6.778	359.36	714	89.74
IL	$21,950,788	94	2.58	$233,519	6.071	359.57	691	82.52
IN	$1,269,957	6	0.15	$211,659	5.525	358.44	697	82.90
KS	$454,919	2	0.05	$227,459	5.656	359.58	683	80.00
KY	$280,000	1	0.03	$280,000	5.250	360.00	734	80.00
MA	$17,132,717	67	2.02	$255,712	5.663	359.55	690	79.48
MD	$23,007,056	94	2.71	$244,756	5.412	359.34	688	80.41
ME	$868,070	3	0.10	$289,357	4.928	359.38	705	75.99
MI	$1,710,466	8	0.20	$213,808	5.763	359.76	697	77.80
MN	$11,649,360	55	1.37	$211,807	5.609	359.17	673	80.42
MO	$904,172	4	0.11	$226,043	5.126	358.53	672	81.11
MS	$781,161	4	0.09	$195,290	4.662	359.77	736	78.86
NC	$3,938,338	17	0.46	$231,667	5.616	359.34	687	76.77
NH	$2,795,047	12	0.33	$232,921	6.100	359.62	652	75.31
NJ	$17,808,239	74	2.09	$240,652	6.143	359.23	681	77.93
NV	$38,833,001	173	4.57	$224,468	5.619	359.68	697	78.95
NY	$10,860,461	40	1.28	$271,512	5.827	359.30	695	77.30
OH	$2,194,701	11	0.26	$199,518	5.523	359.18	695	78.25
OK	$173,821	1	0.02	$173,821	3.625	355.00	700	80.00
OR	$5,360,906	26	0.63	$206,189	5.595	359.58	678	81.65
PA	$2,585,440	11	0.30	$235,040	5.989	359.49	697	84.71
RI	$1,469,367	6	0.17	$244,894	5.625	358.87	675	78.47
SC	$3,322,247	14	0.39	$237,303	5.867	359.47	686	83.39
TN	$964,988	4	0.11	$241,247	5.695	359.24	706	84.52
TX	$4,256,390	18	0.50	$236,466	5.993	359.41	668	81.50
UT	$5,989,631	29	0.70	$206,539	5.490	359.64	694	79.20
VA	$29,758,255	122	3.50	$243,920	5.461	359.38	686	81.18
WA	$13,006,924	57	1.53	$228,192	5.369	359.68	688	77.95
WI	$2,119,194	11	0.25	$192,654	5.478	359.00	665	76.82
WV	$478,650	2	0.06	$239,325	6.050	359.60	679	89.01
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
20.01 - 25.00	$484,664	2	0.06	$242,332	5.041	360.00	766	23.20
25.01 - 30.00	$512,500	2	0.06	$256,250	4.023	360.00	761	26.49
30.01 - 35.00	$1,766,605	7	0.21	$252,372	5.452	359.76	687	32.76
35.01 - 40.00	$2,782,239	12	0.33	$231,853	5.440	359.68	730	37.34
40.01 - 45.00	$2,806,141	13	0.33	$215,857	5.492	359.62	702	42.82
45.01 - 50.00	$5,266,065	23	0.62	$228,959	4.981	359.30	737	48.02
50.01 - 55.00	$6,160,987	24	0.72	$256,708	5.119	359.63	705	53.12
55.01 - 60.00	$12,358,742	45	1.45	$274,639	5.375	359.79	710	58.22
60.01 - 65.00	$22,570,806	84	2.66	$268,700	5.150	359.61	707	63.19
65.01 - 70.00	$162,260,287	630	19.09	$257,556	4.877	359.78	711	69.69

$850,070,395 Group 2 Adjustable Rate Mortgage Loans

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
70.01 - 75.00	$38,350,053	146	4.51	$262,672	5.450	359.53	688	74.08
75.01 - 80.00	$484,706,968	1,959	57.02	$247,426	5.428	359.52	697	79.82
80.01 - 85.00	$13,711,047	54	1.61	$253,908	5.697	359.44	687	84.08
85.01 - 90.00	$50,243,312	210	5.91	$239,254	6.244	359.45	689	89.64
90.01 - 95.00	$32,262,807	139	3.80	$232,107	6.765	359.51	688	94.82
95.01 - 100.00	$13,827,174	60	1.63	$230,453	6.788	359.09	711	99.89
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.500 - 2.999	$563,757	2	0.07	$281,879	2.851	356.84	777	75.41
3.000 - 3.499	$7,032,782	27	0.83	$260,473	3.264	359.06	741	70.22
3.500 - 3.999	$27,719,262	106	3.26	$261,502	3.743	359.55	723	71.32
4.000 - 4.499	$55,117,681	216	6.48	$255,174	4.220	359.55	725	73.30
4.500 - 4.999	$159,833,789	638	18.80	$250,523	4.723	359.51	708	75.07
5.000 - 5.499	$192,715,889	761	22.67	$253,240	5.208	359.60	704	76.26
5.500 - 5.999	$217,171,367	883	25.55	$245,947	5.685	359.58	696	78.12
6.000 - 6.499	$84,194,062	333	9.90	$252,835	6.188	359.62	686	80.34
6.500 - 6.999	$60,682,398	252	7.14	$240,803	6.677	359.54	682	83.81
7.000 - 7.499	$23,701,525	101	2.79	$234,669	7.197	359.50	668	86.96
7.500 - 7.999	$13,158,119	56	1.55	$234,966	7.696	359.67	674	88.13
8.000 - 8.499	$5,480,075	23	0.64	$238,264	8.134	359.77	622	81.84
8.500 - 8.999	$2,108,135	9	0.25	$234,237	8.683	359.76	650	85.53
9.000 - 9.499	$367,553	2	0.04	$183,776	9.065	360.00	727	95.00
9.500 - 9.999	$224,000	1	0.03	$224,000	9.750	360.00	572	80.00
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$526,214,775	2,164	61.90	$243,168	5.454	359.54	694	78.28
CND	$136,824,689	561	16.10	$243,894	5.295	359.60	710	77.08
2-4 FAMILY	$96,143,741	311	11.31	$309,144	5.511	359.67	710	73.75
PUD	$90,887,190	374	10.69	$243,014	5.460	359.54	701	78.56
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

$850,070,395 Group 2 Adjustable Rate Mortgage Loans

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$565,637,703	2,263	66.54	$249,950	5.430	359.54	708	79.30
REFI/CO	$212,188,539	845	24.96	$251,111	5.517	359.68	680	74.24
REFI	$72,244,153	302	8.50	$239,219	5.235	359.46	690	74.24
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$704,251,967	2,849	82.85	$247,193	5.449	359.54	696	78.44
INV HM	$123,931,051	470	14.58	$263,683	5.355	359.69	717	73.23
2ND HM	$21,887,376	91	2.57	$240,521	5.462	359.59	714	75.49
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
301 - 360	$850,070,395	3,410	100.00	$249,288	5.435	359.57	699	77.60
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$440,271,188	1,733	51.79	$254,051	5.405	359.65	706	77.30
FULL	$205,535,830	826	24.18	$248,833	5.120	359.56	700	76.18
NAV	$52,281,674	236	6.15	$221,533	5.263	358.95	664	80.45
NISA	$48,564,662	194	5.71	$250,333	6.007	359.75	698	80.02
NINA	$43,877,409	187	5.16	$234,639	6.088	359.39	690	78.74
NO RATIO	$41,549,509	165	4.89	$251,815	5.887	359.65	695	80.82
SISA	$14,162,477	55	1.67	$257,500	6.091	359.10	659	74.98
ALT	$3,557,647	13	0.42	$273,665	6.244	358.95	704	82.29
LISA	$270,000	1	0.03	$270,000	4.375	360.00	691	61.37
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

$850,070,395 Group 2 Adjustable Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$1,042,564	4	0.12	$260,641	4.887	359.09		73.14
801 - 820	$4,738,308	16	0.56	$296,144	5.041	359.38	807	68.60
781 - 800	$36,808,540	142	4.33	$259,215	5.050	359.46	789	72.96
761 - 780	$60,187,841	238	7.08	$252,890	5.054	359.60	770	74.87
741 - 760	$88,382,303	344	10.40	$256,925	5.245	359.67	750	76.50
721 - 740	$102,247,413	396	12.03	$258,201	5.269	359.61	730	77.57
701 - 720	$103,526,239	423	12.18	$244,743	5.265	359.61	710	78.41
681 - 700	$143,268,720	572	16.85	$250,470	5.433	359.57	690	78.40
661 - 680	$117,143,053	475	13.78	$246,617	5.588	359.55	671	79.43
641 - 660	$101,036,393	413	11.89	$244,640	5.653	359.54	651	78.39
621 - 640	$58,040,529	244	6.83	$237,871	5.862	359.46	631	78.44
601 - 620	$24,114,913	101	2.84	$238,762	5.973	359.41	612	77.73
581 - 600	$5,290,123	23	0.62	$230,005	6.327	359.39	594	75.34
561 - 580	$1,750,117	8	0.21	$218,765	7.680	359.24	571	66.44
541 - 560	$1,372,762	7	0.16	$196,109	7.418	358.87	552	68.07
521 - 540	$649,577	2	0.08	$324,788	8.151	360.00	530	65.67
501 - 520	$471,000	2	0.06	$235,500	6.842	360.00	513	64.09
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$232,966,599	919	27.41	$253,500	5.508	359.44	705	77.09
6	$6,583,599	24	0.77	$274,317	5.680	359.70	693	76.86
7	$446,000	2	0.05	$223,000	4.982	359.57	749	66.41
12	$150,517,347	595	17.71	$252,970	5.117	359.68	703	76.46
24	$328,238,578	1,325	38.61	$247,727	5.512	359.63	697	78.62
36	$131,318,272	545	15.45	$240,951	5.470	359.48	690	77.36
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

$850,070,395 Group 2 Adjustable Rate Mortgage Loans

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	6	$140,733,911	554	16.56	$254,032	4.855	359.73	700	78.29
7 - 12	12	$939,291	4	0.11	$234,823	5.012	359.75	688	70.44
13 - 18	17	$194,044	1	0.02	$194,044	4.875	353.00	559	70.00
19 - 24	24	$453,761,656	1,826	53.38	$248,500	5.584	359.63	697	79.05
25 - 31	31	$1,617,250	7	0.19	$231,036	3.541	354.55	745	77.62
32 - 37	35	$170,375,453	709	20.04	$240,304	5.449	359.37	694	76.55
56 - 61	59	$70,914,940	264	8.34	$268,617	5.650	359.48	721	71.00
80 - 85	83	$7,342,087	28	0.86	$262,217	5.376	359.12	725	71.58
> 85	119	$4,191,762	17	0.49	$246,574	5.558	359.14	739	64.84
		$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500 - 1.749	$657,500	3	0.08	$219,167	3.520	359.22	785	45.92
2.000 - 2.249	$4,587,214	19	0.54	$241,432	4.122	357.90	758	74.88
2.250 - 2.499	$54,477,165	201	6.41	$271,031	5.277	359.10	733	71.44
2.500 - 2.749	$4,976,674	22	0.59	$226,212	4.854	359.82	730	75.10
2.750 - 2.999	$14,921,763	59	1.76	$252,911	4.937	359.41	725	75.21
3.000 - 3.249	$47,550,980	187	5.59	$254,283	4.700	359.74	738	75.79
3.250 - 3.499	$210,566,152	823	24.77	$255,852	5.219	359.70	737	76.27
3.500 - 3.749	$114,458,921	451	13.46	$253,789	5.207	359.70	688	78.49
3.750 - 3.999	$235,283,010	947	27.68	$248,451	5.640	359.74	673	77.58
4.000 - 4.249	$7,544,706	32	0.89	$235,772	5.755	359.56	669	80.34
4.250 - 4.499	$20,829,603	90	2.45	$231,440	5.414	359.37	651	77.99
4.500 - 4.749	$13,703,817	57	1.61	$240,418	5.309	359.13	660	79.09
4.750 - 4.999	$11,012,572	48	1.30	$229,429	5.352	358.97	667	80.76
5.000 - 5.249	$31,721,136	138	3.73	$229,863	6.200	358.97	689	88.53
5.250 - 5.499	$13,147,054	59	1.55	$222,831	5.602	359.01	660	80.05
5.500 - 5.749	$16,385,013	73	1.93	$224,452	5.973	359.15	659	79.64
5.750 - 5.999	$24,787,043	99	2.92	$250,374	6.228	359.43	680	80.39
6.000 - 6.249	$12,592,064	53	1.48	$237,586	6.517	359.17	657	82.45
6.250 - 6.499	$6,117,482	28	0.72	$218,481	6.797	359.46	663	82.54
6.500 - 6.749	$1,115,220	5	0.13	$223,044	6.044	359.18	647	83.31
6.750 - 6.999	$1,505,072	6	0.18	$250,845	7.090	358.89	633	77.37
7.000 - 7.249	$708,288	4	0.08	$177,072	6.946	359.49	693	84.84
7.250 - 7.499	$185,500	1	0.02	$185,500	8.625	360.00	549	70.00
7.500 - 7.749	$313,089	1	0.04	$313,089	7.750	360.00	675	95.00
8.250 - 8.499	$322,804	1	0.04	$322,804	8.500	360.00	681	95.00
8.500 - 8.749	$423,000	2	0.05	$211,500	8.875	360.00	667	92.22
8.750 - 8.999	$177,553	1	0.02	$177,553	9.000	360.00	699	95.00
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

$850,070,395 Group 2 Adjustable Rate Mortgage Loans

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
< 8.000	$304,757	1	0.04	$304,757	2.830	355.00	781	80.00
8.000 - 8.499	$737,766	3	0.09	$245,922	3.288	355.56	788	80.00
8.500 - 8.999	$673,718	3	0.08	$224,573	3.292	355.47	761	63.71
9.000 - 9.499	$6,927,887	26	0.81	$266,457	3.407	359.12	740	69.52
9.500 - 9.999	$35,054,563	133	4.12	$263,568	3.990	359.54	722	73.11
10.000 - 10.499	$59,706,701	235	7.02	$254,071	4.326	359.50	724	73.42
10.500 - 10.999	$161,261,506	645	18.97	$250,018	4.766	359.51	707	74.90
11.000 - 11.499	$185,132,448	730	21.78	$253,606	5.212	359.62	703	76.33
11.500 - 11.999	$205,328,935	836	24.15	$245,609	5.684	359.60	695	78.07
12.000 - 12.499	$79,477,665	313	9.35	$253,922	6.160	359.67	686	79.62
12.500 - 12.999	$56,194,873	229	6.61	$245,392	6.576	359.58	682	82.98
13.000 - 13.499	$24,939,867	106	2.93	$235,282	7.018	359.48	671	86.85
13.500 - 13.999	$18,437,179	81	2.17	$227,619	7.249	359.50	685	89.39
14.000 - 14.499	$8,493,511	36	1.00	$235,931	7.667	359.57	659	88.79
14.500 - 14.999	$4,971,927	21	0.58	$236,758	7.854	359.72	660	87.60
15.000 - 15.499	$1,610,850	8	0.19	$201,356	8.292	359.89	594	73.60
15.500 - 15.999	$592,242	3	0.07	$197,414	8.696	359.63	620	72.70
16.500 - 16.999	$224,000	1	0.03	$224,000	9.750	360.00	572	80.00
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
08/04	$784,700	3	0.09	$261,567	4.772	360.00	694	70.00
09/04	$1,084,300	4	0.13	$271,075	4.767	357.27	718	81.95
10/04	$2,859,859	10	0.34	$285,986	4.330	359.74	735	80.59
11/04	$6,813,153	26	0.80	$262,044	4.807	358.55	693	78.68
12/04	$24,149,039	96	2.84	$251,552	4.680	359.00	700	80.85
01/05	$73,576,271	290	8.66	$253,711	4.792	360.00	703	77.82
02/05	$31,466,589	125	3.70	$251,733	5.200	360.00	691	77.20
06/05	$232,800	1	0.03	$232,800	4.700	359.00	674	80.00
07/05	$706,491	3	0.08	$235,497	5.115	360.00	693	67.29
12/05	$194,044	1	0.02	$194,044	4.875	353.00	559	70.00
02/06	$169,358	1	0.02	$169,358	6.750	355.00	650	95.00
03/06	$2,690,933	11	0.32	$244,630	5.511	356.70	728	82.31
04/06	$2,249,824	9	0.26	$249,980	6.043	357.11	680	85.10
05/06	$14,475,289	60	1.70	$241,255	5.738	358.33	678	80.66
06/06	$127,182,073	520	14.96	$244,581	5.675	359.00	693	81.60
07/06	$229,250,050	917	26.97	$250,000	5.504	360.00	700	78.30
08/06	$77,744,129	308	9.15	$252,416	5.633	360.00	698	76.47
11/06	$240,896	1	0.03	$240,896	3.500	352.00	793	45.19
02/07	$1,376,354	6	0.16	$229,392	3.548	355.00	737	83.29
03/07	$2,704,765	11	0.32	$245,888	5.227	356.59	674	78.46
04/07	$1,514,597	6	0.18	$252,433	5.609	357.14	689	80.29

$850,070,395 Group 2 Adjustable Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
05/07	$32,419,410	146	3.81	$222,051	5.211	358.70	669	78.99
06/07	$51,906,253	220	6.11	$235,938	5.338	359.00	693	77.92
07/07	$58,649,429	239	6.90	$245,395	5.622	360.00	707	75.27
08/07	$23,180,998	87	2.73	$266,448	5.609	360.00	699	72.79
03/09	$1,436,181	5	0.17	$287,236	5.570	356.40	712	84.85
04/09	$1,084,564	4	0.13	$271,141	4.859	357.00	704	70.65
05/09	$5,394,615	20	0.63	$269,731	5.152	358.00	738	74.27
06/09	$17,593,525	64	2.07	$274,899	5.639	359.00	719	73.29
07/09	$38,435,505	145	4.52	$265,072	5.664	360.00	725	68.68
08/09	$6,970,550	26	0.82	$268,098	6.123	360.00	694	72.73
06/11	$6,438,153	24	0.76	$268,256	5.346	359.00	720	73.01
07/11	$903,935	4	0.11	$225,984	5.586	360.00	761	61.40
05/14	$253,600	1	0.03	$253,600	5.000	358.00	794	80.00
06/14	$3,101,162	13	0.36	$238,551	5.410	359.00	739	67.50
07/14	$837,000	3	0.10	$279,000	6.274	360.00	720	50.38
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$784,700	3	0.09	$261,567	4.772	360.00	694	70.00
3	$4,650,850	17	0.55	$273,579	4.586	359.94	731	79.46
6	$135,298,361	534	15.92	$253,368	4.865	359.72	699	78.30
12	$939,291	4	0.11	$234,823	5.012	359.75	688	70.44
24	$453,955,701	1,827	53.40	$248,471	5.584	359.63	697	79.05
36	$171,992,703	716	20.23	$240,213	5.431	359.33	694	76.56
60	$70,914,940	264	8.34	$268,617	5.650	359.48	721	71.00
84	$7,342,087	28	0.86	$262,217	5.376	359.12	725	71.58
120	$4,191,762	17	0.49	$246,574	5.558	359.14	739	64.84
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$139,930,734	550	16.46	$254,420	4.834	359.74	701	78.28
1.500	$1,375,333	6	0.16	$229,222	7.195	359.30	604	75.37
2.000	$25,063,670	104	2.95	$240,997	6.044	358.93	715	89.32
3.000	$638,078,242	2,578	75.06	$247,509	5.545	359.59	696	77.47
5.000	$19,715,748	78	2.32	$252,766	5.312	358.49	722	75.49
6.000	$25,906,668	94	3.05	$275,603	5.390	359.44	736	67.72
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

$850,070,395 Group 2 Adjustable Rate Mortgage Loans

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$788,782,375	3,171	92.79	$248,749	5.415	359.59	699	77.88
1.375	$273,100	1	0.03	$273,100	5.250	359.00	670	80.00
1.500	$7,707,392	35	0.91	$220,211	7.160	359.54	605	74.64
2.000	$53,307,528	203	6.27	$262,599	5.487	359.18	724	73.98
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.01 - 15.00	$3,517,760	12	0.41	$293,147	4.700	359.74	729	67.99
15.01 - 20.00	$10,197,823	42	1.20	$242,805	5.328	359.07	718	76.11
20.01 - 25.00	$18,236,761	74	2.15	$246,443	5.062	359.49	704	73.69
25.01 - 30.00	$47,279,157	190	5.56	$248,838	5.283	359.54	702	75.46
30.01 - 35.00	$72,234,155	291	8.50	$248,227	5.357	359.55	702	77.68
35.01 - 40.00	$130,759,615	534	15.38	$244,868	5.412	359.47	700	78.63
40.01 - 45.00	$158,635,332	644	18.66	$246,328	5.463	359.53	698	78.61
45.01 - 50.00	$146,418,086	581	17.22	$252,010	5.350	359.55	695	78.93
50.01 - 55.00	$12,093,403	46	1.42	$262,900	5.435	359.69	684	69.76
> 55.00	$4,747,345	17	0.56	$279,256	5.684	359.73	668	74.13
Unknown	$245,950,959	979	28.93	$251,227	5.571	359.67	701	76.95
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		7,884	
Total Outstanding Balance		$2,130,476,007	
Average Loan Balance		$270,228	$39,923 to $2,000,000
WA Mortgage Rate		5.422%	2.375% to 9.750%
WA Mortgage Rate Net LPMI		5.384%	2.375% to 9.750%
Net WAC		4.977%	1.968% to 9.343%
ARM Characteristics			
WA Gross Margin		3.619%	1.500% to 8.750%
WA Months to First Roll		28	1 to 120
WA First Periodic Cap		2.749%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.126%	1.000% to 6.000%
WA Lifetime Cap		11.398%	7.830% to 16.750%
WA Lifetime Floor		3.656%	1.500% to 9.750%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		360	352 to 360
WA Age (months)		0	0 to 8
WA LTV		77.08%	15.00% to 100.00%
WA FICO		700	
WA DTI%		38.45%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		70.67%	
Prepay Moves Exempted	Soft	23.20%	
	Hard	47.47%	
	No Prepay	29.33%	
	Unknown	0.00%	

Top 5 States		Prop Types		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	61.34%	SFR	66.33%	REDUCED	50.28%	PUR	65.94%	OWNER	83.11%	0	29.33%
FL	8.10%	PUD	13.78%	FULL	24.75%	REFI/CO	24.37%	INV HM	13.53%	6	0.89%
NV	3.88%	CND	12.62%	NISA	5.58%	REFI	9.69%	2ND HM	3.35%	7	0.09%
VA	2.59%	2-4 FAMILY	7.27%	NAV	5.50%					12	17.07%
AZ	2.24%			NO RATIO	4.89%					24	32.09%
										36	14.19%
										48	0.03%
										60	6.31%

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB1M	$1,567,453	5	0.07	$313,491	4.311	360.00	670	64.59
30Y LIB1M - IO	$12,437,600	32	0.58	$388,675	4.472	359.98	720	75.52
30Y LIB3M	$307,951	2	0.01	$153,975	6.399	359.48	670	84.82
30Y LIB3M - IO	$2,521,900	7	0.12	$360,271	4.757	360.00	702	76.95
30Y LIB6M	$63,936,736	238	3.00	$268,642	5.341	359.69	676	79.33
30Y LIB6M - IO	$357,933,134	1,147	16.80	$312,060	4.757	359.73	703	77.01
1/29 LIB6M	$207,793	1	0.01	$207,793	5.990	360.00	717	80.00
30Y LIB12M	$804,161	6	0.04	$134,027	6.097	360.00	640	65.85
30Y LIB12M - IO	$1,876,692	7	0.09	$268,099	5.445	359.72	702	77.24
30Y CMT1Y - IO	$123,920	1	0.01	$123,920	2.375	359.00	714	80.00
2/28 LIB6M	$285,639,589	1,362	13.41	$209,721	6.103	359.54	680	81.56
2/28 LIB6M - IO	$665,547,635	2,336	31.24	$284,909	5.452	359.65	700	78.13
3/27 LIB6M	$120,362,471	685	5.65	$175,712	5.572	359.12	669	76.85
3/27 LIB6M - IO	$245,592,666	972	11.53	$252,667	5.443	359.52	703	75.33
3/1 LIB12M	$19,272,291	39	0.90	$494,161	4.595	357.88	721	73.11
3/1 LIB12M - IO	$65,105,749	124	3.06	$525,046	4.893	358.24	730	74.23
3/1 CMT1Y	$398,837	2	0.02	$199,418	4.385	358.51	707	59.92
5/25 LIB6M	$41,369,005	159	1.94	$260,182	5.837	359.62	703	70.97
5/25 LIB6M - IO	$155,116,787	524	7.28	$296,024	5.704	359.56	721	72.70
5/1 LIB12M	$7,382,792	24	0.35	$307,616	5.530	359.23	717	76.78
5/1 LIB12M - IO	$22,012,649	47	1.03	$468,354	5.819	358.98	724	76.92
5/1 CMT1Y	$149,828	1	0.01	$149,828	5.250	359.00	760	41.66
5/1 CMT1Y - IO	$60,720	1	0.00	$60,720	5.500	360.00	759	80.00
7/23 LIB6M	$3,279,647	9	0.15	$364,405	5.600	359.12	721	70.44
7/23 LIB6M - IO	$2,825,900	8	0.13	$353,238	6.018	359.73	748	70.98
7/1 LIB12M	$14,101,105	31	0.66	$454,874	5.136	358.95	710	69.29
7/1 LIB12M - IO	$17,818,303	51	0.84	$349,378	5.368	359.06	726	72.90
10/20 LIB6M	$399,599	2	0.02	$199,799	5.958	359.28	688	73.68
10/20 LIB6M - IO	$573,000	2	0.03	$286,500	6.113	360.00	727	45.94
10/1 LIB12M	$10,482,071	26	0.49	$403,157	5.537	359.00	734	70.20
10/1 LIB12M - IO	$11,268,026	33	0.53	$341,455	5.609	359.00	724	70.72
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$323,944	7	0.02	$46,278	6.490	359.02	702	80.15
$50,000.01 - $100,000.00	$47,470,267	563	2.23	$84,317	5.899	359.42	681	77.79
$100,000.01 - $150,000.00	$157,153,705	1,247	7.38	$126,025	5.785	359.46	688	79.59
$150,000.01 - $200,000.00	$234,052,832	1,330	10.99	$175,980	5.641	359.50	692	78.33
$200,000.01 - $250,000.00	$249,691,594	1,109	11.72	$225,150	5.458	359.57	697	78.25
$250,000.01 - $300,000.00	$258,863,239	938	12.15	$275,974	5.412	359.60	700	77.75
$300,000.01 - $350,000.00	$250,791,171	772	11.77	$324,859	5.323	359.54	703	77.10
$350,000.01 - $400,000.00	$229,919,329	610	10.79	$376,917	5.427	359.58	704	77.73
$400,000.01 - $450,000.00	$175,879,540	412	8.26	$426,892	5.379	359.60	706	77.94
$450,000.01 - $500,000.00	$130,798,438	274	6.14	$477,367	5.351	359.59	704	76.26
$500,000.01 - $550,000.00	$110,712,918	210	5.20	$527,204	5.380	359.47	702	76.50
$550,000.01 - $600,000.00	$75,446,913	131	3.54	$575,931	5.267	359.38	701	76.96
$600,000.01 - $650,000.00	$78,898,194	125	3.70	$631,186	5.212	359.49	703	74.26
$650,000.01 - $700,000.00	$21,629,804	32	1.02	$675,931	4.786	359.35	707	71.80
$700,000.01 - $750,000.00	$38,385,419	52	1.80	$738,181	4.936	359.46	689	66.21
$750,000.01 - $800,000.00	$11,566,513	15	0.54	$771,101	5.445	358.94	707	77.99
$800,000.01 - $850,000.00	$4,113,875	5	0.19	$822,775	4.698	359.80	721	70.94
$850,000.01 - $900,000.00	$5,331,584	6	0.25	$888,597	5.417	359.00	731	72.17
$900,000.01 - $950,000.00	$7,371,783	8	0.35	$921,473	5.152	359.50	711	64.17
$950,000.01 - $1,000,000.00	$22,799,221	23	1.07	$991,270	5.044	358.74	719	69.10
$1,000,000.01 - $1,050,000.00	$3,088,575	3	0.14	$1,029,525	5.083	358.67	694	63.28
$1,050,000.01 - $1,100,000.00	$1,092,500	1	0.05	$1,092,500	3.875	358.00	793	58.26
$1,100,000.01 - $1,150,000.00	$2,262,950	2	0.11	$1,131,475	3.801	359.49	718	64.78
$1,150,000.01 - $1,200,000.00	$1,179,750	1	0.06	$1,179,750	3.375	359.00	753	65.55
$1,200,000.01 - $1,250,000.00	$3,727,008	3	0.17	$1,242,336	4.710	359.67	711	67.91
$1,250,000.01 - $1,300,000.00	$1,299,941	1	0.06	$1,299,941	4.625	358.00	739	60.00
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.06	$1,365,000	4.000	358.00	743	66.58
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.07	$1,500,000	4.375	358.00	708	52.08
$1,750,000.01 - $1,800,000.00	$1,760,000	1	0.08	$1,760,000	5.875	358.00	750	80.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.09	$2,000,000	4.250	358.00	796	57.80
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$323,944	7	0.02	$46,278	6.490	359.02	702	80.15
$50,000.01 - $100,000.00	$47,470,267	563	2.23	$84,317	5.899	359.42	681	77.79
$100,000.01 - $150,000.00	$157,003,751	1,246	7.37	$126,006	5.784	359.46	688	79.58
$150,000.01 - $200,000.00	$234,002,902	1,330	10.98	$175,942	5.641	359.50	692	78.34
$200,000.01 - $250,000.00	$249,641,904	1,109	11.72	$225,105	5.459	359.57	697	78.27
$250,000.01 - $300,000.00	$259,112,814	939	12.16	$275,945	5.411	359.60	700	77.73
$300,000.01 - $350,000.00	$250,791,171	772	11.77	$324,859	5.323	359.54	703	77.10
$350,000.01 - $400,000.00	$229,919,329	610	10.79	$376,917	5.427	359.58	704	77.73
$400,000.01 - $450,000.00	$175,879,540	412	8.26	$426,892	5.379	359.60	706	77.94

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$450,000.01 - $500,000.00	$130,798,438	274	6.14	$477,367	5.351	359.59	704	76.26
$500,000.01 - $550,000.00	$110,712,918	210	5.20	$527,204	5.380	359.47	702	76.50
$550,000.01 - $600,000.00	$75,446,913	131	3.54	$575,931	5.267	359.38	701	76.96
$600,000.01 - $650,000.00	$78,898,194	125	3.70	$631,186	5.212	359.49	703	74.26
$650,000.01 - $700,000.00	$21,629,804	32	1.02	$675,931	4.786	359.35	707	71.80
$700,000.01 - $750,000.00	$37,635,731	51	1.77	$737,956	4.909	359.45	689	65.93
$750,000.01 - $800,000.00	$12,316,201	16	0.58	$769,763	5.494	359.00	706	78.11
$800,000.01 - $850,000.00	$4,113,875	5	0.19	$822,775	4.698	359.80	721	70.94
$850,000.01 - $900,000.00	$5,331,584	6	0.25	$888,597	5.417	359.00	731	72.17
$900,000.01 - $950,000.00	$7,371,783	8	0.35	$921,473	5.152	359.50	711	64.17
$950,000.01 - $1,000,000.00	$22,799,221	23	1.07	$991,270	5.044	358.74	719	69.10
$1,000,000.01 - $1,050,000.00	$3,088,575	3	0.14	$1,029,525	5.083	358.67	694	63.28
$1,050,000.01 - $1,100,000.00	$1,092,500	1	0.05	$1,092,500	3.875	358.00	793	58.26
$1,100,000.01 - $1,150,000.00	$2,262,950	2	0.11	$1,131,475	3.801	359.49	718	64.78
$1,150,000.01 - $1,200,000.00	$1,179,750	1	0.06	$1,179,750	3.375	359.00	753	65.55
$1,200,000.01 - $1,250,000.00	$3,727,008	3	0.17	$1,242,336	4.710	359.67	711	67.91
$1,300,000.01 - $1,350,000.00	$1,299,941	1	0.06	$1,299,941	4.625	358.00	739	60.00
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.06	$1,365,000	4.000	358.00	743	66.58
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.07	$1,500,000	4.375	358.00	708	52.08
$1,750,000.01 - $1,800,000.00	$1,760,000	1	0.08	$1,760,000	5.875	358.00	750	80.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.09	$2,000,000	4.250	358.00	796	57.80
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$5,386,817	26	0.25	$207,185	5.023	359.61	711	70.26
AR	$205,334	1	0.01	$205,334	7.550	360.00	750	100.00
AZ	$47,791,176	272	2.24	$175,703	5.611	359.38	694	77.76
CA	$1,306,875,780	3,997	61.34	$326,964	5.283	359.57	705	75.90
CO	$35,819,929	165	1.68	$217,090	5.366	359.44	698	78.69
CT	$7,639,154	27	0.36	$282,932	5.444	359.26	691	72.63
DC	$5,220,986	17	0.25	$307,117	5.633	359.50	705	77.14
DE	$571,149	3	0.03	$190,383	6.746	360.00	639	85.32
FL	$172,505,531	844	8.10	$204,390	5.691	359.62	695	79.75
GA	$21,042,339	112	0.99	$187,878	5.614	359.29	683	80.71
HI	$17,324,278	44	0.81	$393,734	5.632	359.65	703	69.50
IA	$1,525,348	16	0.07	$95,334	5.692	359.04	660	79.93
ID	$2,265,024	16	0.11	$141,564	6.086	359.22	680	84.18
IL	$47,333,259	205	2.22	$230,894	5.927	359.44	696	79.66
IN	$4,164,312	36	0.20	$115,675	5.719	359.01	682	81.81
KS	$2,512,826	20	0.12	$125,641	5.590	359.21	672	81.21
KY	$1,252,188	11	0.06	$113,835	5.494	359.22	659	79.95
LA	$370,725	3	0.02	$123,575	6.157	359.30	724	82.68
MA	$30,311,071	107	1.42	$283,281	5.521	359.31	695	79.50

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
MD	$46,994,502	180	2.21	$261,081	5.394	359.26	695	78.85
ME	$1,766,920	8	0.08	$220,865	5.584	359.42	709	77.88
MI	$8,442,534	50	0.40	$168,851	6.074	359.41	673	80.11
MN	$23,462,657	126	1.10	$186,212	5.766	359.23	676	79.44
MO	$5,846,315	42	0.27	$139,198	5.739	359.04	675	80.94
MS	$2,124,653	16	0.10	$132,791	4.998	359.67	703	78.80
MT	$948,064	5	0.04	$189,613	5.630	359.14	718	81.98
NC	$9,492,927	64	0.45	$148,327	5.777	359.28	681	79.77
ND	$121,600	1	0.01	$121,600	7.125	360.00	649	80.00
NE	$150,580	2	0.01	$75,290	5.802	359.00	647	80.00
NH	$4,467,200	23	0.21	$194,226	5.826	359.63	667	75.47
NJ	$36,976,264	139	1.74	$266,016	6.082	359.28	686	78.07
NM	$1,960,902	10	0.09	$196,090	5.030	358.81	681	81.98
NV	$82,759,507	341	3.88	$242,697	5.659	359.58	699	79.46
NY	$21,012,303	57	0.99	$368,637	5.549	359.24	695	74.79
OH	$7,957,587	68	0.37	$117,023	5.651	359.15	669	78.79
OK	$613,424	5	0.03	$122,685	6.630	358.42	663	85.52
OR	$15,629,085	92	0.73	$169,881	5.333	359.42	685	76.94
PA	$4,712,561	27	0.22	$174,539	5.850	359.16	684	83.23
RI	$2,653,767	10	0.12	$265,377	5.833	359.18	671	81.07
SC	$9,668,565	44	0.45	$219,740	5.587	359.49	687	82.42
TN	$5,535,822	38	0.26	$145,680	5.759	359.31	672	81.67
TX	$18,183,953	100	0.85	$181,840	6.044	359.23	685	80.38
UT	$15,118,624	96	0.71	$157,486	5.507	359.58	710	79.88
VA	$55,273,709	228	2.59	$242,429	5.444	359.42	686	79.81
WA	$30,322,047	136	1.42	$222,956	5.415	359.46	689	78.10
WI	$7,182,810	47	0.34	$152,826	5.851	359.27	667	78.69
WV	$875,166	6	0.04	$145,861	6.182	359.28	685	89.18
WY	$104,735	1	0.00	$104,735	4.750	359.00	796	62.00
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Loan-to-Value Ratio

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$674,791	5	0.03	$134,958	5.135	359.33	664	18.59
20.01 - 25.00	$720,167	4	0.03	$180,042	4.943	359.81	751	22.66
25.01 - 30.00	$2,722,429	11	0.13	$247,494	4.836	359.65	728	27.67
30.01 - 35.00	$4,201,546	21	0.20	$200,074	5.232	359.70	693	32.31
35.01 - 40.00	$7,443,628	30	0.35	$248,121	5.134	359.62	714	37.72
40.01 - 45.00	$9,619,585	38	0.45	$253,147	4.832	359.54	709	42.61
45.01 - 50.00	$16,875,369	61	0.79	$276,645	5.212	359.56	694	47.59
50.01 - 55.00	$18,199,951	58	0.85	$313,792	4.938	359.29	717	52.64
55.01 - 60.00	$50,253,295	137	2.36	$366,812	4.954	359.43	711	58.30
60.01 - 65.00	$66,426,049	206	3.12	$322,457	5.079	359.57	710	63.30
65.01 - 70.00	$394,845,210	1,340	18.53	$294,661	4.833	359.69	709	69.57

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
70.01 - 75.00	$109,020,578	340	5.12	$320,649	5.487	359.41	696	73.88
75.01 - 80.00	$1,177,815,166	4,386	55.28	$268,540	5.430	359.48	698	79.82
80.01 - 85.00	$34,502,308	135	1.62	$255,573	5.860	359.49	681	84.22
85.01 - 90.00	$129,597,537	617	6.08	$210,045	6.350	359.57	693	89.69
90.01 - 95.00	$85,102,298	372	3.99	$228,770	6.801	359.41	687	94.87
95.01 - 100.00	$22,456,100	123	1.05	$182,570	6.906	359.07	707	99.80
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000 - 2.499	$123,920	1	0.01	$123,920	2.375	359.00	714	80.00
2.500 - 2.999	$4,731,057	13	0.22	$363,927	2.841	359.15	744	66.17
3.000 - 3.499	$23,493,024	63	1.10	$372,905	3.255	359.27	743	67.87
3.500 - 3.999	$91,761,710	272	4.31	$337,359	3.751	359.30	724	71.42
4.000 - 4.499	$160,805,989	499	7.55	$322,256	4.207	359.46	718	72.38
4.500 - 4.999	$364,287,716	1,287	17.10	$283,052	4.727	359.43	705	74.32
5.000 - 5.499	$452,698,066	1,634	21.25	$277,049	5.212	359.57	704	75.99
5.500 - 5.999	$551,935,385	2,093	25.91	$263,705	5.696	359.53	697	77.62
6.000 - 6.499	$213,810,624	812	10.04	$263,314	6.188	359.58	687	80.16
6.500 - 6.999	$148,008,701	624	6.95	$237,193	6.676	359.53	683	83.22
7.000 - 7.499	$59,837,944	277	2.81	$216,021	7.185	359.59	673	86.52
7.500 - 7.999	$35,238,309	187	1.65	$188,440	7.715	359.64	671	88.00
8.000 - 8.499	$12,043,765	62	0.57	$194,254	8.139	359.71	640	85.00
8.500 - 8.999	$6,506,780	38	0.31	$171,231	8.669	359.76	660	87.79
9.000 - 9.499	$3,846,446	15	0.18	$256,430	9.276	359.96	660	87.68
9.500 - 9.999	$1,346,571	7	0.06	$192,367	9.614	360.00	653	87.86
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$1,413,174,611	5,305	66.33	$266,385	5.434	359.53	696	77.45
PUD	$293,621,511	961	13.78	$305,537	5.369	359.36	703	77.28
CND	$268,857,559	1,128	12.62	$238,349	5.347	359.54	710	76.88
2-4 FAMILY	$154,822,326	490	7.27	$315,964	5.547	359.64	708	73.69
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$1,404,811,300	5,233	65.94	$268,452	5.432	359.51	708	78.97
REFI/CO	$519,241,377	1,869	24.37	$277,818	5.488	359.62	681	73.63
REFI	$206,423,330	782	9.69	$263,968	5.189	359.28	690	72.88
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$1,770,698,612	6,424	83.11	$275,638	5.411	359.50	697	77.70
INV HM	$288,309,871	1,203	13.53	$239,659	5.459	359.64	713	73.77
2ND HM	$71,467,524	257	3.35	$278,084	5.541	359.47	715	75.07
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
301 - 360	$2,130,476,007	7,884	100.00	$270,228	5.422	359.51	700	77.08
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$1,071,158,308	3,664	50.28	$292,347	5.391	359.63	704	76.76
FULL	$527,359,448	1,904	24.75	$276,974	5.129	359.46	703	75.59
NISA	$118,858,308	502	5.58	$236,770	6.079	359.75	696	80.49
NAV	$117,198,125	735	5.50	$159,453	5.354	358.95	660	80.25
NO RATIO	$104,232,558	408	4.89	$255,472	5.825	359.69	698	80.40
NINA	$100,998,352	442	4.74	$228,503	6.139	359.32	695	78.90
SISA	$72,293,552	184	3.39	$392,900	5.337	358.90	699	72.64
ALT	$18,107,356	44	0.85	$411,531	5.998	358.97	692	84.51
LISA	$270,000	1	0.01	$270,000	4.375	360.00	691	61.37
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$2,092,131	9	0.10	$232,459	5.540	359.24		75.03
> 820	$548,000	1	0.03	$548,000	3.375	358.00	836	80.00
801 - 820	$14,949,131	46	0.70	$324,981	5.218	359.50	807	73.01
781 - 800	$90,920,093	301	4.27	$302,060	5.031	359.47	789	71.99
761 - 780	$155,239,935	516	7.29	$300,853	5.019	359.48	770	75.42
741 - 760	$231,029,209	789	10.84	$292,813	5.215	359.53	750	76.22
721 - 740	$247,000,292	858	11.59	$287,879	5.233	359.53	730	76.63
701 - 720	$266,003,212	983	12.49	$270,603	5.343	359.55	710	77.70
681 - 700	$347,654,717	1,273	16.32	$273,099	5.406	359.55	690	77.76
661 - 680	$290,749,608	1,108	13.65	$262,409	5.582	359.50	670	79.09
641 - 660	$244,120,230	988	11.46	$247,085	5.647	359.51	651	77.37
621 - 640	$155,099,827	644	7.28	$240,838	5.808	359.52	631	77.97
601 - 620	$65,321,817	276	3.07	$236,673	5.940	359.33	612	77.36
581 - 600	$11,656,702	51	0.55	$228,563	6.228	359.34	594	73.91
561 - 580	$3,160,263	16	0.15	$197,516	7.325	358.52	570	63.26
541 - 560	$2,410,169	12	0.11	$200,847	7.744	359.08	552	67.38
521 - 540	$1,764,423	9	0.08	$196,047	8.773	359.89	530	67.00
501 - 520	$756,247	4	0.04	$189,062	7.768	359.63	510	68.21
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$624,940,274	2,093	29.33	$298,586	5.419	359.30	708	76.03
6	$18,918,869	58	0.89	$326,187	5.402	359.68	683	74.03
7	$1,884,700	5	0.09	$376,940	4.900	359.90	734	76.78
12	$363,734,829	1,209	17.07	$300,856	5.103	359.68	702	76.23
24	$683,752,699	2,663	32.09	$256,760	5.542	359.60	695	78.82
36	$302,271,261	1,356	14.19	$222,914	5.449	359.47	690	76.67
48	$595,821	2	0.03	$297,911	5.203	359.80	718	71.01
60	$134,377,553	498	6.31	$269,834	5.641	359.69	703	76.76
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	6	$438,704,774	1,431	20.59	$306,572	4.834	359.73	700	77.26
7 - 12	12	$3,012,565	15	0.14	$200,838	5.531	359.78	687	74.50
13 - 18	17	$194,044	1	0.01	$194,044	4.875	353.00	559	70.00
19 - 24	24	$950,993,179	3,697	44.64	$257,234	5.647	359.62	694	79.16
25 - 31	30	$4,277,894	19	0.20	$225,152	3.959	354.50	714	76.39
32 - 37	35	$446,454,119	1,803	20.96	$247,617	5.374	359.20	699	75.46

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
50 - 55	54	$560,000	1	0.03	$560,000	5.625	354.00	652	69.48
56 - 61	60	$225,531,782	755	10.59	$298,718	5.734	359.52	718	72.92
80 - 85	83	$38,024,955	99	1.78	$384,090	5.350	359.08	721	71.20
> 85	119	$22,722,695	63	1.07	$360,678	5.594	359.03	728	69.91
		$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500 - 1.749	$2,515,429	6	0.12	$419,238	3.692	359.80	776	62.29
1.750 - 1.999	$2,145,000	3	0.10	$715,000	3.131	359.46	730	53.11
2.000 - 2.249	$13,079,478	50	0.61	$261,590	4.489	358.72	742	72.06
2.250 - 2.499	$268,741,345	656	12.61	$409,667	5.255	358.91	727	72.56
2.500 - 2.749	$17,063,537	58	0.80	$294,199	4.676	359.61	720	73.98
2.750 - 2.999	$63,155,905	195	2.96	$323,876	4.867	359.52	720	74.38
3.000 - 3.249	$147,367,462	492	6.92	$299,527	4.766	359.69	731	76.19
3.250 - 3.499	$448,934,635	1,649	21.07	$272,247	5.241	359.71	737	76.00
3.500 - 3.749	$287,653,852	1,026	13.50	$280,364	5.240	359.74	684	78.33
3.750 - 3.999	$500,456,607	1,974	23.49	$253,524	5.701	359.73	672	77.45
4.000 - 4.249	$21,577,129	84	1.01	$256,871	5.844	359.64	665	81.39
4.250 - 4.499	$48,135,738	193	2.26	$249,408	5.532	359.40	647	76.91
4.500 - 4.749	$27,221,317	134	1.28	$203,144	5.317	359.23	662	78.51
4.750 - 4.999	$23,487,162	136	1.10	$172,700	5.353	359.06	669	81.00
5.000 - 5.249	$57,329,054	306	2.69	$187,350	6.106	359.00	683	87.24
5.250 - 5.499	$28,546,573	171	1.34	$166,939	5.645	358.97	663	80.23
5.500 - 5.749	$40,486,348	238	1.90	$170,111	5.912	359.14	663	80.05
5.750 - 5.999	$65,321,086	249	3.07	$262,334	6.129	359.35	676	79.37
6.000 - 6.249	$34,540,398	126	1.62	$274,130	6.364	359.08	663	82.72
6.250 - 6.499	$20,772,550	78	0.98	$266,315	6.797	359.19	653	87.85
6.500 - 6.749	$3,270,413	17	0.15	$192,377	6.503	359.41	655	82.61
6.750 - 6.999	$3,616,113	19	0.17	$190,322	6.951	359.33	637	76.79
7.000 - 7.249	$708,288	4	0.03	$177,072	6.946	359.49	693	84.84
7.250 - 7.499	$952,000	4	0.04	$238,000	8.225	360.00	611	83.89
7.500 - 7.749	$1,372,150	6	0.06	$228,692	7.919	359.93	688	89.11
8.000 - 8.249	$636,707	3	0.03	$212,236	8.250	359.15	678	92.68
8.250 - 8.499	$479,554	2	0.02	$239,777	8.500	360.00	709	95.00
8.500 - 8.749	$565,421	3	0.03	$188,474	8.894	360.00	680	92.92
8.750 - 8.999	$344,753	2	0.02	$172,376	9.000	360.00	681	95.00
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
< 8.000	$304,757	1	0.01	$304,757	2.830	355.00	781	80.00
8.000 - 8.499	$861,686	4	0.04	$215,422	3.157	356.06	777	80.00
8.500 - 8.999	$5,124,039	19	0.24	$269,686	3.006	358.41	742	65.23
9.000 - 9.499	$22,656,492	64	1.06	$354,008	3.339	359.28	742	68.08
9.500 - 9.999	$117,548,665	339	5.52	$346,751	4.002	359.27	722	72.17
10.000 - 10.499	$187,997,498	569	8.82	$330,400	4.375	359.39	720	72.53
10.500 - 10.999	$382,798,259	1,330	17.97	$287,818	4.823	359.44	706	74.26
11.000 - 11.499	$427,698,551	1,554	20.08	$275,224	5.233	359.61	703	76.16
11.500 - 11.999	$502,905,770	1,949	23.61	$258,033	5.700	359.55	695	77.83
12.000 - 12.499	$197,939,987	764	9.29	$259,084	6.156	359.60	686	80.01
12.500 - 12.999	$143,147,544	597	6.72	$239,778	6.583	359.59	683	82.59
13.000 - 13.499	$62,653,425	281	2.94	$222,966	7.031	359.62	674	85.90
13.500 - 13.999	$40,802,065	210	1.92	$194,296	7.392	359.52	681	88.89
14.000 - 14.499	$16,354,026	86	0.77	$190,163	7.781	359.55	662	89.69
14.500 - 14.999	$12,960,108	71	0.61	$182,537	8.066	359.63	664	88.35
15.000 - 15.499	$5,359,945	27	0.25	$198,516	8.770	359.85	646	81.38
15.500 - 15.999	$1,985,500	13	0.09	$152,731	9.082	359.65	639	80.00
16.000 - 16.499	$874,500	3	0.04	$291,500	9.298	360.00	538	75.25
16.500 - 16.999	$503,188	3	0.02	$167,729	9.703	360.00	544	75.90
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
08/04	$3,992,200	9	0.19	$443,578	4.397	360.00	724	73.31
09/04	$2,729,865	10	0.13	$272,987	4.754	357.22	704	79.62
10/04	$9,618,331	26	0.45	$369,936	4.434	359.74	702	75.27
11/04	$13,511,948	44	0.63	$307,090	4.733	358.55	702	78.31
12/04	$87,225,509	280	4.09	$311,520	4.729	359.00	703	78.69
01/05	$241,415,594	775	11.33	$311,504	4.801	360.00	701	77.17
02/05	$80,211,327	287	3.76	$279,482	5.134	360.00	689	76.17
05/05	$149,600	1	0.01	$149,600	5.450	358.00	654	80.00
06/05	$356,720	2	0.02	$178,360	3.892	359.00	688	80.00
07/05	$1,518,253	7	0.07	$216,893	5.972	360.00	683	70.93
08/05	$987,992	5	0.05	$197,598	5.456	360.00	699	77.18
12/05	$194,044	1	0.01	$194,044	4.875	353.00	559	70.00
02/06	$169,358	1	0.01	$169,358	6.750	355.00	650	95.00
03/06	$5,578,443	24	0.26	$232,435	5.324	356.74	717	81.19
04/06	$3,523,511	15	0.17	$234,901	6.175	357.16	687	83.11
05/06	$33,556,541	155	1.58	$216,494	5.756	358.33	673	80.65
06/06	$280,291,166	1,077	13.16	$260,252	5.713	359.00	688	81.13
07/06	$462,183,373	1,775	21.69	$260,385	5.576	360.00	700	78.46
08/06	$165,690,789	650	7.78	$254,909	5.712	360.00	695	77.30
11/06	$240,896	1	0.01	$240,896	3.500	352.00	793	45.19

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12/06	$463,221	2	0.02	$231,610	4.623	353.00	606	73.13
01/07	$500,544	5	0.02	$100,109	4.400	354.00	716	73.79
02/07	$3,073,234	11	0.14	$279,385	3.824	355.00	724	79.75
03/07	$5,870,356	17	0.28	$345,315	5.076	356.36	704	76.30
04/07	$9,969,745	28	0.47	$356,062	4.754	357.06	717	79.43
05/07	$115,028,104	505	5.40	$227,778	5.033	358.46	691	76.37
06/07	$129,203,763	549	6.06	$235,344	5.348	359.00	693	76.72
07/07	$134,530,712	519	6.31	$259,211	5.627	360.00	707	74.34
08/07	$51,851,438	185	2.43	$280,278	5.692	360.00	703	72.34
01/09	$560,000	1	0.03	$560,000	5.625	354.00	652	69.48
03/09	$3,008,448	11	0.14	$273,495	5.495	356.41	718	81.11
04/09	$1,569,364	5	0.07	$313,873	5.019	357.00	707	73.54
05/09	$14,767,557	47	0.69	$314,203	5.333	358.00	732	74.75
06/09	$63,155,226	208	2.96	$303,631	5.766	359.00	711	75.69
07/09	$117,888,194	392	5.53	$300,735	5.737	360.00	722	71.61
08/09	$25,142,993	92	1.18	$273,293	5.948	360.00	707	70.00
03/11	$160,102	1	0.01	$160,102	5.875	356.00	647	80.00
04/11	$492,551	1	0.02	$492,551	4.875	357.00	702	45.00
05/11	$755,204	1	0.04	$755,204	4.750	358.00	742	69.10
06/11	$31,467,966	83	1.48	$379,132	5.307	359.00	718	71.64
07/11	$5,084,332	12	0.24	$423,694	5.725	360.00	745	70.86
08/11	$64,800	1	0.00	$64,800	6.500	360.00	658	90.00
05/14	$253,600	1	0.01	$253,600	5.000	358.00	794	80.00
06/14	$21,520,209	58	1.01	$371,038	5.573	359.00	727	70.61
07/14	$948,886	4	0.04	$237,221	6.227	360.00	723	51.21
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$3,992,200	9	0.19	$443,578	4.397	360.00	724	73.31
3	$12,842,704	37	0.60	$347,100	4.578	359.96	708	75.38
6	$421,869,870	1,385	19.80	$304,599	4.846	359.72	699	77.36
12	$3,012,565	15	0.14	$200,838	5.531	359.78	687	74.50
24	$951,187,223	3,698	44.65	$257,217	5.647	359.61	694	79.16
36	$450,732,013	1,822	21.16	$247,383	5.361	359.16	699	75.47
60	$226,091,782	756	10.61	$299,063	5.733	359.51	718	72.91
84	$38,024,955	99	1.78	$384,090	5.350	359.08	721	71.20
120	$22,722,695	63	1.07	$360,678	5.594	359.03	728	69.91
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$437,371,925	1,428	20.53	$306,283	4.830	359.74	700	77.29
1.500	$3,127,199	12	0.15	$260,600	7.036	359.08	625	74.62
2.000	$108,522,025	302	5.09	$359,344	5.222	358.34	723	78.78
3.000	$1,396,153,244	5,617	65.53	$248,559	5.606	359.58	695	77.50
5.000	$101,845,166	272	4.78	$374,431	5.477	358.91	721	73.52
6.000	$83,456,448	253	3.92	$329,867	5.582	359.55	726	71.09
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$1,858,015,652	7,140	87.21	$260,226	5.415	359.60	698	77.59
1.375	$273,100	1	0.01	$273,100	5.250	359.00	670	80.00
1.500	$16,406,450	78	0.77	$210,339	7.211	359.49	603	72.02
2.000	$254,630,804	664	11.95	$383,480	5.371	358.93	722	73.73
6.000	$1,150,000	1	0.05	$1,150,000	3.125	359.00	722	59.74
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$4,238,614	9	0.20	$470,957	4.530	358.51	730	72.24
5.01 - 10.00	$5,756,134	15	0.27	$383,742	5.177	358.95	729	70.46
10.01 - 15.00	$12,585,327	40	0.59	$314,633	5.085	359.41	708	69.32
15.01 - 20.00	$32,539,591	116	1.53	$280,514	4.860	359.05	725	72.50
20.01 - 25.00	$62,999,145	240	2.96	$262,496	5.056	359.42	710	74.04
25.01 - 30.00	$125,930,533	482	5.91	$261,267	5.222	359.41	700	74.82
30.01 - 35.00	$220,608,457	777	10.35	$283,923	5.327	359.46	707	76.31
35.01 - 40.00	$323,296,070	1,168	15.17	$276,795	5.426	359.46	699	77.83
40.01 - 45.00	$366,175,984	1,374	17.19	$266,504	5.430	359.49	696	78.22
45.01 - 50.00	$321,127,534	1,224	15.07	$262,359	5.376	359.56	695	78.63
50.01 - 55.00	$33,144,802	109	1.56	$304,081	5.284	359.62	681	70.93
> 55.00	$9,456,804	35	0.44	$270,194	5.657	359.64	687	75.77
Unknown	$612,617,012	2,295	28.75	$266,936	5.602	359.62	700	77.09
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

ABS New Transaction

Computational Materials

Impac CMB Trust Series 2004-7 and Impac CMB Grantor Trusts 2004-7-1 through 5

COLLATERALIZED ASSET-BACKED BONDS and COLLATERALIZED ASSET-BACKED GRANTOR TRUST CERTIFICATES, SERIES 2004-7

$2,200,000,000
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Structural Term Sheet | *Date Prepared: July 21, 2004*

$2,200,000,000 (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds and Collateralized Asset-Backed Grantor Trust Certificates, Series 2004-7

Class[1][2]	Approximate Security Balance [3]	Tranche Type	WAL (Yrs.) Call/Mat [4][5]	Modified Duration (Yrs.) Call/Mat [4][5]	Payment Window (Mos.) Call/Mat [4][5]	Expected Rating (Moody's / S&P) [6]	Last Scheduled Payment Date
1-A-1	[581,763,000]	Floating Rate Senior	2.29 / 2.75	2.24 / 2.65	1-55 / 1-171	Aaa / AAA	November 2034
1-A-2	[523,587,000]	Floating Rate Super Senior	2.29 / 2.75	2.24 / 2.65	1-55 / 1-171	Aaa / AAA	November 2034
1-A-3	[58,176,000]	Floating Rate Senior Support	2.29 / 2.75	2.23 / 2.65	1-55 / 1-171	Aaa / AAA	November 2034
2-A	772,477,000	Floating Rate Senior		*Not Offered Herein*		Aaa / AAA	
M-1 [7]	38,499,000	Floating Rate Mezzanine	2.29 / 2.75	2.22 / 2.63	1-55 / 1-171	Aa1 / AAA	November 2034
M-2 [7]	60,499,000	Floating Rate Mezzanine	2.29 / 2.75	2.22 / 2.63	1-55 / 1-171	Aa2 / AA+	November 2034
M-3 [7]	44,001,000	Floating Rate Mezzanine	2.29 / 2.75	2.22 / 2.62	1-55 / 1-171	Aa3 / AA+	November 2034
M-4 [7]	60,499,000	Floating Rate Mezzanine	2.29 / 2.75	2.20 / 2.59	1-55 / 1-171	A1 / AA+	November 2034
M-5 [7]	60,499,000	Floating Rate Mezzanine	2.29 / 2.75	2.19 / 2.59	1-55 / 1-171	A2 / AA	November 2034
Total:	**$2,200,000,000**						

(1) The Class 1-A-1, Class 1-A-2 and Class 1-A-3 Bonds (collectively, the "Class 1-A Bonds") are backed by the cash flows from the Group 1 Mortgage Loans and the Class 2-A Bonds *(which are not offered herein) are* are backed by the cash flows from the Group 2 Mortgage Loans. The Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates (together, the "Class M Certificates") are backed by the cash flows from the Mortgage Loans. Under limited circumstances, as described under "Priority of Payments" below, Cash Flows from one Loan Group may be used to cover Realized Losses in the other Loan Group.

(2) The Bonds and Class M Certificates are subject to a cap equal to the lesser of (i) 11.25% per annum for the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates and (ii) the applicable Available Funds Rate (as described below).

(3) The bond and certificate balances are subject to a +/-5% variance.

(4) The Bonds and Class M Certificates are priced to call. In the event that an optional clean-up call (as described below) does not occur on the earliest possible date, (i) the margin for the Class 1-A and Class 2-A Bonds will increase 2.0x, and (ii) the respective margins for the Class M Certificates will increase 1.5x.

(5) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.

(6) Rating agency contacts: Standard & Poor's, David Glehan, (212) 438-7324; Moody's, Ido Gonen, (212) 553-0323.

(7) Each class of Class M Certificates will be divided into two components (each a "Class M Component"), each entitled to distributions from the related mortgage loan group, as more fully described in the prospectus supplement.

Trust: Impac CMB Trust Series 2004-7.

Seller: Impac Mortgage Holdings, Inc. or an affiliate thereof.

Depositor: IMH Assets Corp.

Master Servicer:	Impac Funding Corporation.
Sub-Servicers:	Commencing on or before September 1, 2004, GMAC Mortgage Corporation will act as sub-servicer with respect to substantially all of the Mortgage Loans deposited into the Trust on the Closing Date and, with respect to the Subsequent Mortgage Loans, no later than three months after the date of transfer.
Underwriter:	Countrywide Securities Corporation (Lead Manager), Merrill Lynch, Pierce, Fenner & Smith Incorporated (Co-Manager) and Bear, Stearns & Co. Inc. (Co-Manager).
Selling Group:	Mischler Financial Group, Inc.
Indenture Trustee/Custodian:	Deutsche Bank National Trust Company.
Owner Trustee:	Wilmington Trust Company.
Offered Securities:	The "Offered Securities" will consist of (i) the Class 1-A-1, Class 1-A-2 and Class 1-A-3 Bonds (collectively, the "Class 1-A Bonds"), (ii) the Class 2-A Bonds (which are not being offered herein) and (iii) the Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates (together, the "Class M Certificates").
Owner Trust Certificates:	The Trust will also issue Owner Trust Certificates representing the beneficial ownership interest in the Trust. The Owner Trust Certificates are not offered hereby.
Registration:	The Offered Securities will be available in book-entry form through DTC.
ERISA Eligibility:	The Offered Securities are expected to be eligible for purchase by or on behalf of employee benefit plans subject to the Employee Retirement Income Security Act of 1974 and plans subject to Section 4975 of the Internal Revenue Code of 1986, subject to certain conditions.
SMMEA Eligibility:	The Class 1-A Bonds, Class 2-A Bonds, Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates will constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	July 1, 2004.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of July 1, 2004, or the origination date of such Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date.
Expected Pricing Date:	July [20], 2004.
Expected Closing Date:	July [29], 2004.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in August 2004.

Accrued Interest:	The price to be paid by investors for the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates will not include accrued interest thru the Closing Date (i.e., settling flat).
Interest Accrual Period:	With respect to the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis).
Due Date:	With respect to the Mortgage Loans, the first day of each calendar month.
Optional Termination:	Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Bonds and the Class M Certificates, which may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the Mortgage Loans is less than or equal to 20% of the Pre-Funded Amount and the Cut-off Date Balance, and (ii) the Payment Date occurring in August 2014.
Pricing Prepayment Speed:	The Offered Securities will be priced based on 30% CPR.
Mortgage Loans:	The Trust will include mortgage loans having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $2,130,476,007, of which: (a) approximately $1,280,405,612 consist of a pool of adjustable rate residential mortgage loans secured by first liens on the related mortgaged properties (the "Group 1 Mortgage Loans") and (b) approximately $850,070,395 consist of a pool of adjustable rate residential mortgage loans secured by first liens on the related mortgaged properties (the "Group 2 Mortgage Loans" and together, with the Group 1 Mortgage Loans, the "Mortgage Loans"). The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials. The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.
Group 1 Original Pre-Funded Amount:	A deposit of not more than $330,547,297.50 (the "Group 1 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 1 Pre-Funding Account") on the Closing Date for the benefit of the Class 1-A Bonds and Class M Certificates. From the Closing Date to no later than August 30, 2004 (the "Funding Period"), the Group 1 Pre-Funded Amount on deposit in the Group 1 Pre-Funding Account will be used to purchase subsequent Group 1 Mortgage Loans (the "Group 1 Subsequent Mortgage Loans"). Any portion of the Group 1 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed, pro rata, as a prepayment of principal on the Class 1-A Bonds and Class M Certificates on the immediately following Payment Date.
Group 1 Pre-Funded Amount:	The amount on deposit in the Group 1 Pre-Funding Account on any date of determination.

Group 2 Original Pre-Funded Amount:	A deposit of not more than $219,452,702.50 (the "Group 2 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 2 Pre-Funding Account") on the Closing Date for the benefit of the Class 2-A Bonds and Class M Certificates. During the Funding Period, the Group 2 Pre-Funded Amount on deposit in the Group 2 Pre-Funding Account will be used to purchase subsequent Group 2 Mortgage Loans (the "Group 2 Subsequent Mortgage Loans"). Any portion of the Group 2 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed, pro rata, as a prepayment of principal on the Class 2-A Bonds and Class M Certificates on the immediately following Payment Date.
Group 2 Pre-Funded Amount:	The amount on deposit in the Group 2 Pre-Funding Account on any date of determination.
Interest Rate:	The Interest Rate on the Bonds and the Class M Certificates for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class (subject to increase in the event that the Optional Termination is not exercised), (b) the applicable Available Funds Rate, and (c) a fixed cap of 11.25% for the Class 1-A Bonds, Class 2-A Bonds, and Class M Certificates.
Premium Rate:	Approximately 3.97% and 5.01%, respectively, of the Group 1 Mortgage Loans and Group 2 Mortgage Loans, by Sample Pool Calculation Date Balance, are covered by lender-paid mortgage insurance policies. The "Group 1 Premium Rate" for any period will equal the premium rate of each insured Group 1 Mortgage Loan for that period expressed as a weighted average rate for all the Group 1 Mortgage Loans. The "Group 2 Premium Rate" for any period will equal the premium rate of each insured Group 2 Mortgage Loan for that period expressed as a weighted average rate for all the Group 2 Mortgage Loans. The Group 1 Premium Rate and Group 2 Premium Rate of the Sample Pool is approximately 0.033% and 0.047%, respectively.
Group 1 Net Mortgage Rate:	The "Group 1 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 1 Mortgage Loans minus the sum of (a) a sub-servicing fee rate (which is expected to be approximately 0.3750% as of the Closing Date), (b) a master servicing fee rate of 0.0300%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0024%, (d) the Group 1 Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 1 Mortgage Loans and the Group 1 Pre-Funded Amount (in the case of (d), weighted on the basis of the principal balances of the related Group 1 Mortgage Loans as of the prior due period).
Group 2 Net Mortgage Rate:	The "Group 2 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 2 Mortgage Loans minus the sum of (a) a sub-servicing fee rate (which is expected to be approximately 0.3750% as of the Closing Date), (b) a master servicing fee rate of 0.0300%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0024%, (d) the Group 2 Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 2 Mortgage Loans and the Group 2 Pre-Funded Amount (in the case of (d), weighted on the basis of the principal balances of the related Group 2 Mortgage Loans as of the prior due period).

Group 1 Available Funds Rate:	For any Payment Date, the "Group 1 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 1 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 1 Mortgage Loans and Group 1 Pre-Funded Amount as of the end of the prior Due Period divided by (y) the sum of the aggregate principal balance of the Class 1-A Bonds and the Class M Components related to the Group 1 Mortgage Loans immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.
Group 2 Available Funds Rate:	For any Payment Date, the "Group 2 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Group 2 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 2 Mortgage Loans and Group 2 Pre-Funded Amount as of the end of the prior Due Period divided by (y) the sum of the aggregate principal balance of the Class 2-A Bonds and the Class M Components related to the Group 2 Mortgage Loans immediately prior to such Payment Date, over (ii) the Group 2 Bond Insurance Policy premium rate, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.
Class M Available Funds Rate:	For any Payment Date, the "Class M Available Funds Rate," as expressed on a per annum basis, will equal the weighted average of the Group 1 Available Funds Rate and the Group 2 Available Funds Rate, weighted on the basis of the unpaid principal balance of the related Class M Components.
Available Funds Rate:	The Group 1 Available Funds Rate, the Group 2 Available Funds Rate, or the Class M Available Funds Rate.
Basis Risk Shortfall Carryforward:	Any shortfalls in interest payments on a Class of Bonds or Class M Certificates resulting from any excess of (a) interest at the lesser of (i) LIBOR plus the related margin and (ii) for all the Bonds and the Class M Certificates, 11.25%, over (b) the respective Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."
Derivative Contracts:	The Trust will include interest rate derivative contracts for the benefit of the Class 1-A Bonds, Class 2-A Bonds, and Class M Certificates (the "Derivative Contracts"). The Derivative Contracts will have an initial aggregate notional balance of $1,367,725,800 on July 25, 2004 and will decline thereafter. Payments received on the Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates any Basis Risk Amounts, first *pro rata* to the Class 1-A and Class 2-A Bonds, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, any Basis Risk Amounts relating to the Class 1-A Bonds, Class 2-A Bonds, and Class M Certificates. Any amounts received on the Derivative Contracts remaining after payment of Basis Risk Amounts relating to the Class 1-A

Bonds, Class 2-A Bonds, and Class M Certificates will be available to pay the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates in the same priority as described under "Priority of Payments." None of the Derivative Contracts will have a remaining term in excess of 60 months.

In any given period, the aggregate notional balance of the Derivative Contracts will not exceed the aggregate principal balance of the Class 1-A Bonds, Class 2-A Bonds, and Class M Certificates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

Class	Moody's/S&P	Subordination (after required target is reached)*
1-A-1	Aaa/AAA	12.50%
1-A-2	Aaa/AAA	12.50%
1-A-3	Aaa/AAA	12.50%
2-A	Aaa/AAA	12.50%
M-1	Aa1/AAA	10.75%
M-2	Aa2/AA+	8.00%
M-3	Aa3/AA+	6.00%
M-4	A1/AA+	3.25%
M-5	A2/AA	0.50%

* Subordination for each Class of Bonds is based on the related Loan Group

1. Overcollateralization. The required initial Overcollateralization will be zero and will remain at zero through the Payment Date occurring in January 2005 after which time the required target Overcollateralization (the "Overcollateralization Target Amount") will increase to 0.50% of the sum of the aggregate Cut-off Date Balance of the Mortgage Loans (such balance the "Cut-off Date Balance") and the Pre-Funded Amount (approximately $11,000,000). The required Overcollateralization amount does not stepdown.

2. Excess Cash Flow. "Excess Cash Flow" for any Payment Date will be equal to the available funds remaining after priorities 1 and 2 under "Priority of Payments" below.

3. Subordination. The related component of the Class M Certificates will provide subordination to the Class 1-A Bonds and Class 2-A Bonds, as described under *"Realized Losses"* below. The Class 1-A-3 Bonds will provide additional subordination to the Class 1-A-2 Bonds only, to the extent described under *"Realized Losses"* below.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance of such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses will, in effect, be absorbed first by Excess Cash Flow, and then by the reduction of overcollateralization (if any).

With respect to the Mortgage Loans, following the reduction of the Overcollateralization to zero, all allocable Realized Losses will be applied to the Class M Certificates, beginning with the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates, then to the Class M-1 Certificates and, thereafter, with respect to the Group 1 Mortgage Loans, to the Class 1-A Bonds, *pro rata*, based on their then unpaid principal balance; provided, however, that any losses allocable to the Class 1-A-2 Bonds will instead be applied to the Class 1-A-3 Bonds until the Class 1-A-3 Bonds have been reduced to zero (any Realized Losses thereafter will reduce the outstanding principal balance of the Class 1-A-2 Bonds). Any Realized Losses allocated to the Class M Certificates and Class 1-A Bonds will not bear interest and will be reimbursed as provided below in *"Priority of Payments"*.

Any Realized Losses otherwise attributable to the Class 2-A Bonds and not covered as described above will result in a draw on the Bond Insurance Policy (subject to certain exceptions described above).

Allocated Realized Loss Amount: With respect to any class of Bonds (except for the Class 2-A Bonds) and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Principal Distributions: Principal collected on the Mortgage Loans will be distributed on each Payment Date, *pro rata*, between (a) the Class 1-A Bonds (generally, from principal collected on the Group 1 Mortgage Loans) and the Class 2-A Bonds (generally, from principal collected on the Group 2 Mortgage Loans) and (b) the Class M Certificates (from principal collected on the Mortgage Loans) (such amount the "Principal Distribution Amount").

Priority of Payments: Available funds from the Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, Net Derivative Fees, private mortgage insurance premium fees and in the case of the Group 2 Mortgage Loans, Ambac premium) will be distributed generally as follows:

1. Interest funds, first, (i) concurrently, (a) from collections related to the Group 1 Mortgage Loans, to the Class 1-A Bonds, *pro rata*, and (b) from collections related to the Group 2 Mortgage Loans, to the Class 2-A Bonds and second, (ii) from collections on the Mortgage Loans, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates;
2. From available funds, on a pro rata basis, the Principal Distribution Amount to the Bonds and the Class M Certificates;
3. From Group 2 available funds, to Ambac, as reimbursement for prior draws on the Bond Insurance Policy;
4. Excess Cash Flow, following the distributions described in clause 3 above, pro rata as principal (i) concurrently, to the Class 1-A Bonds and the Class 2-A Bonds and (ii) pro rata, to the Class M Certificates, to restore Overcollateralization to the required Overcollateralization Target amount, provided, however, that Excess Cash Flow from Group 1 will not be applied as principal to the Class 2-A Bonds and Group 2 components of the Class M Certificates and Excess Cash Flow from Group 2 will not be applied as principal to the Class 1-A Bonds and Group 1 components of the Class M Certificates, until the related Overcollateralization Target Amount has first been reached;

5. Any remaining Excess Cash Flow, following the distributions described in Clause 4 above, first, (i) to the Class 1-A Bonds, *pro rata*, based on related Allocated Realized Loss Amounts previously allocated but unreimbursed, to the Class 1-A Bonds; provided, however, that any amounts payable to the Class 1-A-3 Bonds will first be used to reduce unpaid Allocated Realized Loss Amounts related to the Class 1-A-2 Bonds (if any) and, second, (ii) sequentially to the related component of the Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates, in respect of Allocated Realized Loss Amounts;
6. Any remaining Excess Cash Flow, following the distributions described in Clause 5 above, (i) concurrently, to the Class 1-A Bonds and Class 2-A Bonds and (ii) sequentially, to the each component of the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates to cover any unpaid interest shortfall amounts.
7. Any remaining Excess Cash Flow, following the distributions described in clause 6 above, first, (i) concurrently, to the Class 1-A Bonds and Class 2-A Bonds and, second, (ii) sequentially, to the each component of the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates, to cover any Basis Risk Amounts which are not covered by payments received in respect of the Derivative Contracts;
8. Any remaining Excess Cash Flow, following the distributions described in clause 7 above, to the Owner Trust Certificates.

[DM Tables, Available Funds Rate Schedule and Collateral Tables to follow]

Impac CMB Trust Series 2004-7, Class 1-A-1

Price-DM Sensitivity Report

Settlement:	7/29/04
Class Balance:	[581,763,000]
Pass-Thru Margin (pre-step-up):	0.380%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	38	38	38	38	38
WAL (yr)	9.65	2.92	2.29	1.40	1.10
MDUR (yr)	8.88	2.83	2.24	1.38	1.10
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	55	44	44	44	44
WAL (yr)	19.89	3.52	2.75	1.70	1.33
MDUR (yr)	16.32	3.35	2.65	1.66	1.31
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

Impac CMB Trust Series 2004-7, Class 1-A-2

Price-Yield Sensitivity Report

Settlement:	7/29/04
Class Balance:	[523,587,000]
Pass-Thru Margin (pre-step-up):	0.370%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	37	37	37	37	37
WAL (yr)	9.65	2.92	2.29	1.40	1.10
MDUR (yr)	8.89	2.83	2.24	1.38	1.10
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	54	43	43	43	43
WAL (yr)	19.89	3.52	2.75	1.70	1.33
MDUR (yr)	16.34	3.35	2.65	1.66	1.31
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

Impac CMB Trust Series 2004-7, Class 1-A-3

Price-Yield Sensitivity Report

Settlement:	7/29/04
Class Balance:	[58,176,000]
Pass-Thru Margin (pre-step-up):	0.470%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	47	47	47	47	47
WAL (yr)	9.65	2.92	2.29	1.40	1.10
MDUR (yr)	8.84	2.82	2.23	1.38	1.10
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	68	54	54	55	55
WAL (yr)	19.89	3.52	2.75	1.70	1.33
MDUR (yr)	16.13	3.34	2.65	1.66	1.31
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

Impac CMB Trust Series 2004-7, Class M-1

Price-DM Sensitivity Report

Settlement:	7/29/04
Class Balance:	38,499,000
Pass-Thru Margin (pre-step-up):	0.600%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	60	60	60	60	60
WAL (yr)	9.64	2.92	2.29	1.40	1.10
MDUR (yr)	8.77	2.81	2.22	1.38	1.09
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	73	65	65	65	65
WAL (yr)	19.88	3.51	2.75	1.69	1.33
MDUR (yr)	15.95	3.32	2.63	1.65	1.30
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

Impac CMB Trust Series 2004-7, Class M-2

Price-DM Sensitivity Report

Settlement:	7/29/04
Class Balance:	60,499,000
Pass-Thru Margin (pre-step-up):	0.650%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	65	65	65	65	65
WAL (yr)	9.64	2.92	2.29	1.40	1.10
MDUR (yr)	8.75	2.81	2.22	1.38	1.09
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	80	70	70	70	70
WAL (yr)	19.88	3.51	2.75	1.69	1.33
MDUR (yr)	15.86	3.31	2.63	1.65	1.30
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	22-May	18-Oct	13-May	11-May

Impac CMB Trust Series 2004-7, Class M-3

Price-DM Sensitivity Report

Settlement:	7/29/04
Class Balance:	44,001,000
Pass-Thru Margin (pre-step-up):	0.750%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	75	75	75	75	75
WAL (yr)	9.64	2.92	2.29	1.40	1.10
MDUR (yr)	8.71	2.80	2.22	1.38	1.09
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	92	81	81	81	81
WAL (yr)	19.88	3.51	2.75	1.69	1.33
MDUR (yr)	15.68	3.30	2.62	1.65	1.30
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

Impac CMB Trust Series 2004-7, Class M-4

Price-DM Sensitivity Report

Settlement:	7/29/04
Class Balance:	60,499,000
Pass-Thru Margin (pre-step-up):	1.150%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	115	115	115	115	115
WAL (yr)	9.64	2.92	2.29	1.40	1.10
MDUR (yr)	8.52	2.77	2.20	1.37	1.09
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	140	123	124	124	124
WAL (yr)	19.88	3.51	2.75	1.69	1.33
MDUR (yr)	15.00	3.26	2.59	1.64	1.29
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

Impac CMB Trust Series 2004-7, Class M-5

Price-DM Sensitivity Report

Settlement:	7/29/04
Class Balance:	60,499,000
Pass-Thru Margin (pre-step-up):	1.250%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	125	125	125	125	125
WAL (yr)	9.64	2.92	2.29	1.40	1.10
MDUR (yr)	8.48	2.77	2.19	1.37	1.08
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	152	134	134	135	135
WAL (yr)	19.88	3.51	2.75	1.69	1.33
MDUR (yr)	14.83	3.24	2.59	1.63	1.29
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

[Available Funds Rate Schedule and Collateral Tables to follow]

Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	1.85	1.85
2	3.69	10.38
3	3.95	10.82
4	3.88	10.94
5	3.96	11.20
6	4.02	11.44
7	4.32	11.93
8	4.72	12.50
9	4.51	12.46
10	4.67	12.76
11	4.68	12.92
12	4.89	13.29
13	5.04	13.64
14	5.13	13.88
15	5.30	14.20
16	5.31	14.35
17	5.49	14.66
18	5.54	14.83
19	5.68	15.17
20	6.07	15.69
21	6.04	15.72
22	6.12	15.89
23	5.73	15.47
24	5.61	11.80
25	6.33	11.44
26	6.48	10.98
27	6.77	11.31
28	6.71	11.25
29	6.94	11.53
30	6.91	11.55
31	7.08	12.06
32	7.63	12.74
33	7.05	12.08
34	7.22	12.31

Period	Available Rate (2)	Available Rate (3)
35	7.05	11.65
36	7.35	10.10
37	7.45	10.61
38	7.46	10.63
39	7.70	10.93
40	7.49	10.68
41	7.73	10.98
42	7.63	10.94
43	7.79	11.34
44	8.29	11.98
45	7.82	11.39
46	8.06	11.71
47	7.86	11.49
48	8.15	11.93
49	8.01	11.73
50	8.02	11.75
51	8.27	12.08
52	8.04	11.80
53	8.30	12.13
54	8.13	11.93
55	8.30	12.03

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 3-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR, and 1-Year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 3-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		4,474	
Total Outstanding Balance		$1,280,405,612	
Average Loan Balance		$286,188	$39,923 to $2,000,000
WA Mortgage Rate		5.413%	2.375% to 9.750%
WA Mortgage Rate Net LPMI		5.381%	2.375% to 9.750%
Net WAC		4.973%	1.968% to 9.343%
ARM Characteristics			
WA Gross Margin		3.542%	1.500% to 8.750%
WA Months to First Roll		29	1 to 120
WA First Periodic Cap		2.731%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.165%	1.000% to 6.000%
WA Lifetime Cap		11.368%	8.375% to 16.750%
WA Lifetime Floor		3.575%	1.500% to 9.750%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	353 to 360
WA Age (months)		1	0 to 7
WA LTV		76.73%	15.00% to 100.00%
WA FICO		700	
WA DTI%		37.67%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		69.39%	
Prepay Moves Exempted	Soft	26.70%	
	Hard	42.68%	
	No Prepay	30.61%	
	Unknown	0.00%	

Top 5 States		Prop Types		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	60.77%	SFR	69.27%	REDUCED	49.27%	PUR	65.54%	OWNER	83.29%	0	30.61%
FL	9.85%	PUD	15.83%	FULL	25.13%	REFI/CO	23.98%	INV HM	12.84%	6	0.96%
NV	3.43%	CND	10.31%	NISA	5.49%	REFI	10.48%	2ND HM	3.87%	7	0.11%
AZ	2.52%	2-4 FAMILY	4.58%	NAV	5.07%					12	16.65%
VA	1.99%			NO RATIO	4.90%					24	27.77%
										36	13.35%
										48	0.05%
										60	10.49%

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB1M	$854,453	2	0.07	$427,227	4.375	360.00	632	64.10
30Y LIB1M - IO	$8,313,750	17	0.65	$489,044	4.388	360.00	720	73.45
30Y LIB3M	$307,951	2	0.02	$153,975	6.399	359.48	670	84.82
30Y LIB3M - IO	$1,923,200	5	0.15	$384,640	4.725	360.00	678	75.27
30Y LIB6M	$37,380,147	129	2.92	$289,769	5.257	359.69	679	77.61
30Y LIB6M - IO	$249,191,362	722	19.46	$345,140	4.773	359.73	702	76.81
30Y LIB12M	$564,463	5	0.04	$112,893	6.669	360.00	642	71.16
30Y LIB12M - IO	$1,384,892	5	0.11	$276,978	5.701	359.78	703	78.13
30Y CMT1Y - IO	$123,920	1	0.01	$123,920	2.375	359.00	714	80.00
2/28 LIB6M	$142,520,584	758	11.13	$188,022	6.208	359.55	678	81.65
2/28 LIB6M - IO	$354,710,939	1,113	27.70	$318,698	5.503	359.62	698	78.30
3/27 LIB6M	$66,617,510	449	5.20	$148,369	5.606	359.19	667	75.84
3/27 LIB6M - IO	$136,805,090	527	10.68	$259,592	5.473	359.51	704	75.05
3/1 LIB12M	$16,871,161	30	1.32	$562,372	4.502	357.69	721	72.29
3/1 LIB12M - IO	$58,445,549	100	4.56	$584,455	4.859	358.20	729	73.74
5/25 LIB6M	$28,106,999	106	2.20	$265,160	5.846	359.61	702	71.94
5/25 LIB6M - IO	$103,716,440	337	8.10	$307,764	5.744	359.59	719	73.73
5/1 LIB12M	$4,681,255	13	0.37	$360,097	5.600	359.40	717	75.56
5/1 LIB12M - IO	$18,461,600	34	1.44	$542,988	5.862	359.01	724	76.68
5/1 CMT1Y	$149,828	1	0.01	$149,828	5.250	359.00	760	41.66
5/1 CMT1Y - IO	$60,720	1	0.00	$60,720	5.500	360.00	759	80.00
7/23 LIB6M	$2,947,360	8	0.23	$368,420	5.597	359.13	718	73.74
7/23 LIB6M - IO	$1,865,900	4	0.15	$466,475	6.051	359.75	739	71.88
7/1 LIB12M	$13,104,512	27	1.02	$485,352	5.140	358.93	708	68.81
7/1 LIB12M - IO	$12,765,095	32	1.00	$398,909	5.392	359.09	731	72.76
10/20 LIB6M	$399,599	2	0.03	$199,799	5.958	359.28	688	73.68
10/1 LIB12M	$9,295,109	21	0.73	$442,624	5.548	359.00	733	70.37
10/1 LIB12M - IO	$8,836,226	23	0.69	$384,184	5.644	359.00	719	71.65
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$323,944	7	0.03	$46,278	6.490	359.02	702	80.15
$50,000.01 - $100,000.00	$47,470,267	563	3.71	$84,317	5.899	359.42	681	77.79
$100,000.01 - $150,000.00	$157,153,705	1,247	12.27	$126,025	5.785	359.46	688	79.59
$150,000.01 - $200,000.00	$78,847,091	490	6.16	$160,912	5.694	359.50	690	78.81
$200,000.01 - $250,000.00	$13,676,566	61	1.07	$224,206	5.736	359.77	698	77.11
$250,000.01 - $300,000.00	$16,140,423	58	1.26	$278,283	5.800	359.64	701	79.56
$300,000.01 - $350,000.00	$75,725,936	224	5.91	$338,062	5.301	359.51	702	76.66
$350,000.01 - $400,000.00	$214,418,458	569	16.75	$376,834	5.409	359.57	703	77.93
$400,000.01 - $450,000.00	$167,828,144	393	13.11	$427,044	5.381	359.59	706	78.20
$450,000.01 - $500,000.00	$120,674,659	253	9.42	$476,975	5.357	359.57	701	76.69
$500,000.01 - $550,000.00	$108,089,918	205	8.44	$527,268	5.382	359.46	702	76.59
$550,000.01 - $600,000.00	$72,548,813	126	5.67	$575,784	5.266	359.38	700	77.32
$600,000.01 - $650,000.00	$77,033,765	122	6.02	$631,424	5.200	359.49	703	74.28
$650,000.01 - $700,000.00	$21,629,804	32	1.69	$675,931	4.786	359.35	707	71.80
$700,000.01 - $750,000.00	$38,385,419	52	3.00	$738,181	4.936	359.46	689	66.21
$750,000.01 - $800,000.00	$11,566,513	15	0.90	$771,101	5.445	358.94	707	77.99
$800,000.01 - $850,000.00	$4,113,875	5	0.32	$822,775	4.698	359.80	721	70.94
$850,000.01 - $900,000.00	$5,331,584	6	0.42	$888,597	5.417	359.00	731	72.17
$900,000.01 - $950,000.00	$7,371,783	8	0.58	$921,473	5.152	359.50	711	64.17
$950,000.01 - $1,000,000.00	$22,799,221	23	1.78	$991,270	5.044	358.74	719	69.10
$1,000,000.01 - $1,050,000.00	$3,088,575	3	0.24	$1,029,525	5.083	358.67	694	63.28
$1,050,000.01 - $1,100,000.00	$1,092,500	1	0.09	$1,092,500	3.875	358.00	793	58.26
$1,100,000.01 - $1,150,000.00	$2,262,950	2	0.18	$1,131,475	3.801	359.49	718	64.78
$1,150,000.01 - $1,200,000.00	$1,179,750	1	0.09	$1,179,750	3.375	359.00	753	65.55
$1,200,000.01 - $1,250,000.00	$3,727,008	3	0.29	$1,242,336	4.710	359.67	711	67.91
$1,250,000.01 - $1,300,000.00	$1,299,941	1	0.10	$1,299,941	4.625	358.00	739	60.00
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.11	$1,365,000	4.000	358.00	743	66.58
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.12	$1,500,000	4.375	358.00	708	52.08
$1,750,000.01 - $1,800,000.00	$1,760,000	1	0.14	$1,760,000	5.875	358.00	750	80.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.16	$2,000,000	4.250	358.00	796	57.80
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$323,944	7	0.03	$46,278	6.490	359.02	702	80.15
$50,000.01 - $100,000.00	$47,470,267	563	3.71	$84,317	5.899	359.42	681	77.79
$100,000.01 - $150,000.00	$157,003,751	1,246	12.26	$126,006	5.784	359.46	688	79.58
$150,000.01 - $200,000.00	$78,997,045	491	6.17	$160,890	5.695	359.50	690	78.84
$200,000.01 - $250,000.00	$13,676,566	61	1.07	$224,206	5.736	359.77	698	77.11
$250,000.01 - $300,000.00	$16,140,423	58	1.26	$278,283	5.800	359.64	701	79.56
$300,000.01 - $350,000.00	$75,725,936	224	5.91	$338,062	5.301	359.51	702	76.66
$350,000.01 - $400,000.00	$214,418,458	569	16.75	$376,834	5.409	359.57	703	77.93
$400,000.01 - $450,000.00	$167,828,144	393	13.11	$427,044	5.381	359.59	706	78.20

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$450,000.01 - $500,000.00	$120,674,659	253	9.42	$476,975	5.357	359.57	701	76.69
$500,000.01 - $550,000.00	$108,089,918	205	8.44	$527,268	5.382	359.46	702	76.59
$550,000.01 - $600,000.00	$72,548,813	126	5.67	$575,784	5.266	359.38	700	77.32
$600,000.01 - $650,000.00	$77,033,765	122	6.02	$631,424	5.200	359.49	703	74.28
$650,000.01 - $700,000.00	$21,629,804	32	1.69	$675,931	4.786	359.35	707	71.80
$700,000.01 - $750,000.00	$37,635,731	51	2.94	$737,956	4.909	359.45	689	65.93
$750,000.01 - $800,000.00	$12,316,201	16	0.96	$769,763	5.494	359.00	706	78.11
$800,000.01 - $850,000.00	$4,113,875	5	0.32	$822,775	4.698	359.80	721	70.94
$850,000.01 - $900,000.00	$5,331,584	6	0.42	$888,597	5.417	359.00	731	72.17
$900,000.01 - $950,000.00	$7,371,783	8	0.58	$921,473	5.152	359.50	711	64.17
$950,000.01 - $1,000,000.00	$22,799,221	23	1.78	$991,270	5.044	358.74	719	69.10
$1,000,000.01 - $1,050,000.00	$3,088,575	3	0.24	$1,029,525	5.083	358.67	694	63.28
$1,050,000.01 - $1,100,000.00	$1,092,500	1	0.09	$1,092,500	3.875	358.00	793	58.26
$1,100,000.01 - $1,150,000.00	$2,262,950	2	0.18	$1,131,475	3.801	359.49	718	64.78
$1,150,000.01 - $1,200,000.00	$1,179,750	1	0.09	$1,179,750	3.375	359.00	753	65.55
$1,200,000.01 - $1,250,000.00	$3,727,008	3	0.29	$1,242,336	4.710	359.67	711	67.91
$1,300,000.01 - $1,350,000.00	$1,299,941	1	0.10	$1,299,941	4.625	358.00	739	60.00
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.11	$1,365,000	4.000	358.00	743	66.58
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.12	$1,500,000	4.375	358.00	708	52.08
$1,750,000.01 - $1,800,000.00	$1,760,000	1	0.14	$1,760,000	5.875	358.00	750	80.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.16	$2,000,000	4.250	358.00	796	57.80
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$3,213,417	18	0.25	$178,523	5.395	359.59	703	70.82
AZ	$32,298,075	201	2.52	$160,687	5.563	359.31	701	76.42
CA	$778,100,353	1,973	60.77	$394,374	5.268	359.54	704	75.77
CO	$18,406,025	89	1.44	$206,809	5.316	359.35	700	76.60
CT	$5,167,773	15	0.40	$344,518	5.064	359.18	686	68.02
DC	$3,020,486	9	0.24	$335,610	5.689	359.46	699	75.51
DE	$265,488	2	0.02	$132,744	6.167	360.00	663	79.95
FL	$126,115,214	637	9.85	$197,983	5.715	359.61	696	79.22
GA	$16,760,422	92	1.31	$182,178	5.656	359.23	681	80.47
HI	$14,162,848	34	1.11	$416,554	5.571	359.63	702	68.71
IA	$1,316,019	15	0.10	$87,735	5.683	359.04	666	79.92
ID	$1,200,596	11	0.09	$109,145	5.472	359.09	650	79.26
IL	$25,382,472	111	1.98	$228,671	5.802	359.33	700	77.19
IN	$2,894,356	30	0.23	$96,479	5.804	359.26	676	81.32
KS	$2,057,907	18	0.16	$114,328	5.575	359.13	670	81.48
KY	$972,188	10	0.08	$97,219	5.565	359.00	638	79.94
LA	$370,725	3	0.03	$123,575	6.157	359.30	724	82.68
MA	$13,178,354	40	1.03	$329,459	5.337	359.00	702	79.53
MD	$23,987,446	86	1.87	$278,924	5.377	359.19	702	77.35

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ME	$898,850	5	0.07	$179,770	6.217	359.46	713	79.71
MI	$6,732,067	42	0.53	$160,287	6.153	359.32	667	80.69
MN	$11,813,297	71	0.92	$166,384	5.922	359.29	678	78.47
MO	$4,942,143	38	0.39	$130,056	5.851	359.13	676	80.91
MS	$1,343,491	12	0.10	$111,958	5.193	359.61	684	78.76
MT	$948,064	5	0.07	$189,613	5.630	359.14	718	81.98
NC	$5,554,589	47	0.43	$118,183	5.892	359.24	677	81.90
ND	$121,600	1	0.01	$121,600	7.125	360.00	649	80.00
NE	$150,580	2	0.01	$75,290	5.802	359.00	647	80.00
NH	$1,672,153	11	0.13	$152,014	5.367	359.64	692	75.75
NJ	$19,168,025	65	1.50	$294,893	6.026	359.34	690	78.19
NM	$1,960,902	10	0.15	$196,090	5.030	358.81	681	81.98
NV	$43,926,506	168	3.43	$261,467	5.696	359.49	701	79.90
NY	$10,151,842	17	0.79	$597,167	5.252	359.17	694	72.12
OH	$5,762,886	57	0.45	$101,103	5.700	359.13	659	79.00
OK	$439,603	4	0.03	$109,901	7.818	359.77	649	87.71
OR	$10,268,179	66	0.80	$155,578	5.195	359.33	689	74.48
PA	$2,127,121	16	0.17	$132,945	5.680	358.76	668	81.44
RI	$1,184,400	4	0.09	$296,100	6.092	359.56	665	84.31
SC	$6,346,317	30	0.50	$211,544	5.440	359.50	688	81.91
TN	$4,570,834	34	0.36	$134,436	5.773	359.33	665	81.06
TX	$13,927,563	82	1.09	$169,848	6.059	359.17	690	80.04
UT	$9,128,993	67	0.71	$136,254	5.518	359.54	721	80.32
VA	$25,515,454	106	1.99	$240,712	5.425	359.46	686	78.22
WA	$17,315,123	79	1.35	$219,179	5.449	359.30	690	78.22
WI	$5,063,616	36	0.40	$140,656	6.007	359.38	667	79.47
WV	$396,515	4	0.03	$99,129	6.341	358.89	692	89.38
WY	$104,735	1	0.01	$104,735	4.750	359.00	796	62.00
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Loan-to-Value Ratio

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$674,791	5	0.05	$134,958	5.135	359.33	664	18.59
20.01 - 25.00	$235,503	2	0.02	$117,752	4.742	359.42	720	21.53
25.01 - 30.00	$2,209,929	9	0.17	$245,548	5.025	359.57	721	27.94
30.01 - 35.00	$2,434,940	14	0.19	$173,924	5.071	359.65	698	31.99
35.01 - 40.00	$4,661,390	18	0.36	$258,966	4.951	359.58	704	37.94
40.01 - 45.00	$6,813,444	25	0.53	$272,538	4.560	359.51	713	42.52
45.01 - 50.00	$11,609,304	38	0.91	$305,508	5.317	359.68	674	47.39
50.01 - 55.00	$12,038,964	34	0.94	$354,087	4.846	359.11	724	52.39
55.01 - 60.00	$37,894,553	92	2.96	$411,897	4.817	359.32	711	58.32
60.01 - 65.00	$43,855,243	122	3.43	$359,469	5.042	359.55	711	63.36
65.01 - 70.00	$232,584,924	710	18.16	$327,584	4.803	359.62	707	69.48
70.01 - 75.00	$70,670,526	194	5.52	$364,281	5.507	359.34	700	73.77

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
75.01 - 80.00	$693,108,198	2,427	54.13	$285,582	5.431	359.45	698	79.83
80.01 - 85.00	$20,791,262	81	1.62	$256,682	5.968	359.51	678	84.31
85.01 - 90.00	$79,354,226	407	6.20	$194,974	6.417	359.65	696	89.72
90.01 - 95.00	$52,839,491	233	4.13	$226,779	6.822	359.35	686	94.89
95.01 - 100.00	$8,628,926	63	0.67	$136,967	7.097	359.04	702	99.65
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000 - 2.499	$123,920	1	0.01	$123,920	2.375	359.00	714	80.00
2.500 - 2.999	$4,167,300	11	0.33	$378,845	2.840	359.47	740	64.92
3.000 - 3.499	$16,460,241	36	1.29	$457,229	3.252	359.36	744	66.86
3.500 - 3.999	$64,042,448	166	5.00	$385,798	3.755	359.19	725	71.46
4.000 - 4.499	$105,688,308	283	8.25	$373,457	4.200	359.42	714	71.90
4.500 - 4.999	$204,453,927	649	15.97	$315,029	4.730	359.38	704	73.73
5.000 - 5.499	$259,982,177	873	20.30	$297,803	5.215	359.55	705	75.79
5.500 - 5.999	$334,764,018	1,210	26.15	$276,664	5.703	359.50	697	77.30
6.000 - 6.499	$129,616,562	479	10.12	$270,598	6.188	359.55	688	80.05
6.500 - 6.999	$87,326,304	372	6.82	$234,748	6.675	359.52	684	82.80
7.000 - 7.499	$36,136,419	176	2.82	$205,321	7.176	359.65	677	86.23
7.500 - 7.999	$22,080,190	131	1.72	$168,551	7.726	359.62	670	87.93
8.000 - 8.499	$6,563,689	39	0.51	$168,300	8.144	359.67	655	87.64
8.500 - 8.999	$4,398,645	29	0.34	$151,677	8.663	359.77	666	88.88
9.000 - 9.499	$3,478,893	13	0.27	$267,607	9.298	359.96	653	86.91
9.500 - 9.999	$1,122,571	6	0.09	$187,095	9.587	360.00	669	89.43
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$886,959,835	3,141	69.27	$282,381	5.422	359.52	697	76.95
PUD	$202,734,320	587	15.83	$345,374	5.328	359.29	704	76.70
CND	$132,032,871	567	10.31	$232,862	5.401	359.49	710	76.66
2-4 FAMILY	$58,678,586	179	4.58	$327,813	5.608	359.60	705	73.58
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$839,173,597	2,970	65.54	$282,550	5.433	359.49	708	78.75
REFI/CO	$307,052,838	1,024	23.98	$299,856	5.468	359.58	682	73.21
REFI	$134,179,177	480	10.48	$279,540	5.165	359.18	691	72.15
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$1,066,446,644	3,575	83.29	$298,307	5.387	359.47	698	77.21
INV HM	$164,378,820	733	12.84	$224,255	5.537	359.60	710	74.17
2ND HM	$49,580,148	166	3.87	$298,676	5.576	359.41	715	74.89
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
301 - 360	$1,280,405,612	4,474	100.00	$286,188	5.413	359.48	700	76.73
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$630,887,120	1,931	49.27	$326,715	5.380	359.62	702	76.39
FULL	$321,823,618	1,078	25.13	$298,538	5.134	359.39	704	75.22
NISA	$70,293,646	308	5.49	$228,226	6.130	359.76	695	80.81
NAV	$64,916,451	499	5.07	$130,093	5.427	358.95	657	80.09
NO RATIO	$62,683,049	243	4.90	$257,955	5.784	359.73	700	80.12
SISA	$58,131,075	129	4.54	$450,628	5.153	358.85	709	72.06
NINA	$57,120,943	255	4.46	$224,004	6.178	359.26	699	79.02
ALT	$14,549,709	31	1.14	$469,345	5.938	358.98	689	85.05
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$1,049,567	5	0.08	$209,913	6.188	359.40		76.90
> 820	$548,000	1	0.04	$548,000	3.375	358.00	836	80.00
801 - 820	$10,210,822	30	0.80	$340,361	5.300	359.56	807	75.06
781 - 800	$54,111,553	159	4.23	$340,324	5.018	359.47	789	71.34
761 - 780	$95,052,094	278	7.42	$341,914	4.997	359.41	770	75.77
741 - 760	$142,646,906	445	11.14	$320,555	5.197	359.44	750	76.05
721 - 740	$144,752,880	462	11.31	$313,318	5.207	359.48	730	75.97
701 - 720	$162,476,974	560	12.69	$290,137	5.392	359.52	710	77.25
681 - 700	$204,385,997	701	15.96	$291,563	5.387	359.54	690	77.32
661 - 680	$173,606,554	633	13.56	$274,260	5.578	359.47	670	78.86
641 - 660	$143,083,838	575	11.17	$248,841	5.642	359.50	651	76.66
621 - 640	$97,059,298	400	7.58	$242,648	5.775	359.56	631	77.70
601 - 620	$41,206,904	175	3.22	$235,468	5.920	359.28	612	77.15
581 - 600	$6,366,579	28	0.50	$227,378	6.145	359.29	594	72.73
561 - 580	$1,410,146	8	0.11	$176,268	6.885	357.63	569	59.31
541 - 560	$1,037,408	5	0.08	$207,482	8.175	359.36	553	66.46
521 - 540	$1,114,846	7	0.09	$159,264	9.136	359.83	530	67.77
501 - 520	$285,247	2	0.02	$142,624	9.298	359.03	506	75.00
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$391,973,675	1,174	30.61	$333,879	5.367	359.21	710	75.40
6	$12,335,270	34	0.96	$362,802	5.253	359.67	678	72.51
7	$1,438,700	3	0.11	$479,567	4.875	360.00	729	79.99
12	$213,217,482	614	16.65	$347,260	5.093	359.68	700	76.06
24	$355,514,122	1,338	27.77	$265,706	5.570	359.58	693	79.01
36	$170,952,988	811	13.35	$210,793	5.433	359.46	689	76.14
48	$595,821	2	0.05	$297,911	5.203	359.80	718	71.01
60	$134,377,553	498	10.49	$269,834	5.641	359.69	703	76.76
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	6	$297,970,862	877	23.27	$339,762	4.824	359.73	700	76.78
7 - 12	12	$2,073,275	11	0.16	$188,480	5.765	359.80	687	76.34
19 - 24	24	$497,231,523	1,871	38.83	$265,757	5.705	359.60	692	79.26
25 - 31	30	$2,660,644	12	0.21	$221,720	4.214	354.46	695	75.65
32 - 37	35	$276,078,666	1,094	21.56	$252,357	5.328	359.09	702	74.79
50 - 55	54	$560,000	1	0.04	$560,000	5.625	354.00	652	69.48

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
56 - 61	60	$154,616,842	491	12.08	$314,902	5.772	359.54	717	73.80
80 - 85	83	$30,682,867	71	2.40	$432,153	5.344	359.07	720	71.11
> 85	119	$18,530,934	46	1.45	$402,846	5.603	359.01	725	71.05
		$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500 - 1.749	$1,857,929	3	0.15	$619,310	3.753	360.00	772	68.09
1.750 - 1.999	$2,145,000	3	0.17	$715,000	3.131	359.46	730	53.11
2.000 - 2.249	$8,492,264	31	0.66	$273,944	4.688	359.17	734	70.54
2.250 - 2.499	$214,264,179	455	16.73	$470,910	5.250	358.86	725	72.85
2.500 - 2.749	$12,086,863	36	0.94	$335,746	4.603	359.52	716	73.51
2.750 - 2.999	$48,234,142	136	3.77	$354,663	4.846	359.55	719	74.12
3.000 - 3.249	$99,816,482	305	7.80	$327,267	4.798	359.66	727	76.37
3.250 - 3.499	$238,368,483	826	18.62	$288,582	5.260	359.71	737	75.76
3.500 - 3.749	$173,194,931	575	13.53	$301,209	5.261	359.77	681	78.23
3.750 - 3.999	$265,173,597	1,027	20.71	$258,202	5.755	359.72	672	77.34
4.000 - 4.249	$14,032,423	52	1.10	$269,854	5.892	359.69	663	81.95
4.250 - 4.499	$27,306,135	103	2.13	$265,108	5.622	359.42	644	76.08
4.500 - 4.749	$13,517,500	77	1.06	$175,552	5.325	359.32	664	77.93
4.750 - 4.999	$12,474,590	88	0.97	$141,757	5.354	359.15	671	81.21
5.000 - 5.249	$25,607,918	168	2.00	$152,428	5.988	359.03	675	85.65
5.250 - 5.499	$15,399,519	112	1.20	$137,496	5.681	358.94	666	80.39
5.500 - 5.749	$24,101,335	165	1.88	$146,069	5.871	359.12	666	80.33
5.750 - 5.999	$40,534,043	150	3.17	$270,227	6.068	359.30	674	78.75
6.000 - 6.249	$21,948,334	73	1.71	$300,662	6.276	359.03	667	82.88
6.250 - 6.499	$14,655,069	50	1.14	$293,101	6.797	359.08	650	90.07
6.500 - 6.749	$2,155,193	12	0.17	$179,599	6.741	359.53	659	82.26
6.750 - 6.999	$2,111,041	13	0.16	$162,388	6.852	359.65	640	76.37
7.250 - 7.499	$766,500	3	0.06	$255,500	8.129	360.00	626	87.25
7.500 - 7.749	$1,059,062	5	0.08	$211,812	7.969	359.90	692	87.37
8.000 - 8.249	$636,707	3	0.05	$212,236	8.250	359.15	678	92.68
8.250 - 8.499	$156,750	1	0.01	$156,750	8.500	360.00	766	95.00
8.500 - 8.749	$142,421	1	0.01	$142,421	8.950	360.00	717	95.00
8.750 - 8.999	$167,200	1	0.01	$167,200	9.000	360.00	662	95.00
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.000 - 8.499	$123,920	1	0.01	$123,920	2.375	359.00	714	80.00
8.500 - 8.999	$4,450,321	16	0.35	$278,145	2.963	358.85	739	65.46
9.000 - 9.499	$15,728,605	38	1.23	$413,911	3.308	359.34	743	67.44
9.500 - 9.999	$82,494,102	206	6.44	$400,457	4.007	359.15	722	71.78
10.000 - 10.499	$128,290,797	334	10.02	$384,104	4.398	359.34	717	72.12
10.500 - 10.999	$221,536,754	685	17.30	$323,411	4.865	359.39	705	73.80
11.000 - 11.499	$242,566,103	824	18.94	$294,376	5.250	359.59	704	76.03
11.500 - 11.999	$297,576,835	1,113	23.24	$267,365	5.711	359.52	694	77.66
12.000 - 12.499	$118,462,323	451	9.25	$262,666	6.153	359.55	686	80.28
12.500 - 12.999	$86,952,671	368	6.79	$236,284	6.588	359.59	684	82.33
13.000 - 13.499	$37,713,557	175	2.95	$215,506	7.040	359.71	676	85.28
13.500 - 13.999	$22,364,886	129	1.75	$173,371	7.510	359.54	679	88.47
14.000 - 14.499	$7,860,515	50	0.61	$157,210	7.903	359.53	666	90.67
14.500 - 14.999	$7,988,181	50	0.62	$159,764	8.199	359.58	667	88.81
15.000 - 15.499	$3,749,096	19	0.29	$197,321	8.976	359.83	669	84.72
15.500 - 15.999	$1,393,259	10	0.11	$139,326	9.246	359.66	648	83.10
16.000 - 16.499	$874,500	3	0.07	$291,500	9.298	360.00	538	75.25
16.500 - 16.999	$279,188	2	0.02	$139,594	9.666	360.00	521	72.62
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
08/04	$3,207,500	6	0.25	$534,583	4.305	360.00	732	74.12
09/04	$1,645,565	6	0.13	$274,261	4.746	357.19	695	78.08
10/04	$6,758,472	16	0.53	$422,404	4.479	359.75	688	73.01
11/04	$6,698,795	18	0.52	$372,155	4.658	358.55	711	77.94
12/04	$63,076,470	184	4.93	$342,807	4.748	359.00	704	77.87
01/05	$167,839,323	485	13.11	$346,060	4.805	360.00	701	76.88
02/05	$48,744,738	162	3.81	$300,893	5.091	360.00	689	75.51
05/05	$149,600	1	0.01	$149,600	5.450	358.00	654	80.00
06/05	$123,920	1	0.01	$123,920	2.375	359.00	714	80.00
07/05	$811,763	4	0.06	$202,941	6.718	360.00	674	74.09
08/05	$987,992	5	0.08	$197,598	5.456	360.00	699	77.18
03/06	$2,887,510	13	0.23	$222,116	5.150	356.79	707	80.15
04/06	$1,273,687	6	0.10	$212,281	6.409	357.25	700	79.61
05/06	$19,081,252	95	1.49	$200,855	5.771	358.33	669	80.64
06/06	$153,109,093	557	11.96	$274,882	5.745	359.00	683	80.74
07/06	$232,933,322	858	18.19	$271,484	5.648	360.00	699	78.62
08/06	$87,946,660	342	6.87	$257,154	5.781	360.00	693	78.04
12/06	$463,221	2	0.04	$231,610	4.623	353.00	606	73.13
01/07	$500,544	5	0.04	$100,109	4.400	354.00	716	73.79
02/07	$1,696,880	5	0.13	$339,376	4.047	355.00	713	76.88
03/07	$3,165,591	6	0.25	$527,599	4.946	356.16	729	74.45

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
04/07	$8,455,148	22	0.66	$384,325	4.601	357.04	722	79.27
05/07	$82,608,694	359	6.45	$230,108	4.963	358.36	700	75.34
06/07	$77,297,510	329	6.04	$234,947	5.355	359.00	694	75.91
07/07	$75,881,283	280	5.93	$271,005	5.631	360.00	707	73.62
08/07	$28,670,440	98	2.24	$292,556	5.759	360.00	706	71.98
01/09	$560,000	1	0.04	$560,000	5.625	354.00	652	69.48
03/09	$1,572,267	6	0.12	$262,044	5.427	356.42	724	77.69
04/09	$484,800	1	0.04	$484,800	5.375	357.00	715	80.00
05/09	$9,372,942	27	0.73	$347,146	5.437	358.00	730	75.02
06/09	$45,561,701	144	3.56	$316,401	5.815	359.00	707	76.61
07/09	$79,452,689	247	6.21	$321,671	5.772	360.00	721	73.03
08/09	$18,172,443	66	1.42	$275,340	5.882	360.00	713	68.95
03/11	$160,102	1	0.01	$160,102	5.875	356.00	647	80.00
04/11	$492,551	1	0.04	$492,551	4.875	357.00	702	45.00
05/11	$755,204	1	0.06	$755,204	4.750	358.00	742	69.10
06/11	$25,029,814	59	1.95	$424,234	5.296	359.00	717	71.28
07/11	$4,180,397	8	0.33	$522,550	5.755	360.00	742	72.90
08/11	$64,800	1	0.01	$64,800	6.500	360.00	658	90.00
06/14	$18,419,048	45	1.44	$409,312	5.601	359.00	725	71.13
07/14	$111,886	1	0.01	$111,886	5.875	360.00	745	57.43
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$3,207,500	6	0.25	$534,583	4.305	360.00	732	74.12
3	$8,191,854	20	0.64	$409,593	4.574	359.98	695	73.07
6	$286,571,509	851	22.38	$336,747	4.836	359.72	699	76.92
12	$2,073,275	11	0.16	$188,480	5.765	359.80	687	76.34
24	$497,231,523	1,871	38.83	$265,757	5.705	359.60	692	79.26
36	$278,739,310	1,106	21.77	$252,025	5.317	359.05	702	74.80
60	$155,176,842	492	12.12	$315,400	5.772	359.52	716	73.78
84	$30,682,867	71	2.40	$432,153	5.344	359.07	720	71.11
120	$18,530,934	46	1.45	$402,846	5.603	359.01	725	71.05
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$297,441,190	878	23.23	$338,771	4.827	359.73	700	76.83
1.500	$1,751,866	6	0.14	$291,978	6.910	358.91	641	74.03
2.000	$83,458,356	198	6.52	$421,507	4.975	358.16	725	75.61
3.000	$758,075,003	3,039	59.21	$249,449	5.658	359.57	694	77.53
5.000	$82,129,418	194	6.41	$423,348	5.517	359.01	721	73.04
6.000	$57,549,780	159	4.49	$361,948	5.668	359.60	721	72.61
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$1,069,233,277	3,969	83.51	$269,396	5.415	359.60	697	77.38
1.500	$8,699,059	43	0.68	$202,304	7.256	359.45	602	69.70
2.000	$201,323,276	461	15.72	$436,710	5.340	358.86	721	73.66
6.000	$1,150,000	1	0.09	$1,150,000	3.125	359.00	722	59.74
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$4,238,614	9	0.33	$470,957	4.530	358.51	730	72.24
5.01 - 10.00	$5,756,134	15	0.45	$383,742	5.177	358.95	729	70.46
10.01 - 15.00	$9,067,567	28	0.71	$323,842	5.234	359.28	700	69.84
15.01 - 20.00	$22,341,768	74	1.74	$301,916	4.646	359.04	728	70.85
20.01 - 25.00	$44,762,385	166	3.50	$269,653	5.053	359.39	712	74.19
25.01 - 30.00	$78,651,376	292	6.14	$269,354	5.186	359.33	700	74.43
30.01 - 35.00	$148,374,302	486	11.59	$305,297	5.312	359.42	710	75.64
35.01 - 40.00	$192,536,455	634	15.04	$303,685	5.436	359.46	698	77.28
40.01 - 45.00	$207,540,652	730	16.21	$284,302	5.404	359.45	696	77.93
45.01 - 50.00	$174,709,448	643	13.64	$271,710	5.399	359.56	694	78.38
50.01 - 55.00	$21,051,399	63	1.64	$334,149	5.198	359.58	680	71.60
> 55.00	$4,709,459	18	0.37	$261,637	5.629	359.55	707	77.43
Unknown	$366,666,052	1,316	28.64	$278,622	5.622	359.58	700	77.18
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		7,884	
Total Outstanding Balance		$2,130,476,007	
Average Loan Balance		$270,228	$39,923 to $2,000,000
WA Mortgage Rate		5.422%	2.375% to 9.750%
WA Mortgage Rate Net LPMI		5.384%	2.375% to 9.750%
Net WAC		4.977%	1.968% to 9.343%
ARM Characteristics			
WA Gross Margin		3.619%	1.500% to 8.750%
WA Months to First Roll		28	1 to 120
WA First Periodic Cap		2.749%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.126%	1.000% to 6.000%
WA Lifetime Cap		11.398%	7.830% to 16.750%
WA Lifetime Floor		3.656%	1.500% to 9.750%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		360	352 to 360
WA Age (months)		0	0 to 8
WA LTV		77.08%	15.00% to 100.00%
WA FICO		700	
WA DTI%		38.45%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		70.67%	
Prepay Moves Exempted	Soft	23.20%	
	Hard	47.47%	
	No Prepay	29.33%	
	Unknown	0.00%	

Top 5 States		Prop Types		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	61.34%	SFR	66.33%	REDUCED	50.28%	PUR	65.94%	OWNER	83.11%	0	29.33%
FL	8.10%	PUD	13.78%	FULL	24.75%	REFI/CO	24.37%	INV HM	13.53%	6	0.89%
NV	3.88%	CND	12.62%	NISA	5.58%	REFI	9.69%	2ND HM	3.35%	7	0.09%
VA	2.59%	2-4 FAMILY	7.27%	NAV	5.50%					12	17.07%
AZ	2.24%			NO RATIO	4.89%					24	32.09%
										36	14.19%
										48	0.03%
										60	6.31%

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB1M	$1,567,453	5	0.07	$313,491	4.311	360.00	670	64.59
30Y LIB1M - IO	$12,437,600	32	0.58	$388,675	4.472	359.98	720	75.52
30Y LIB3M	$307,951	2	0.01	$153,975	6.399	359.48	670	84.82
30Y LIB3M - IO	$2,521,900	7	0.12	$360,271	4.757	360.00	702	76.95
30Y LIB6M	$63,936,736	238	3.00	$268,642	5.341	359.69	676	79.33
30Y LIB6M - IO	$357,933,134	1,147	16.80	$312,060	4.757	359.73	703	77.01
1/29 LIB6M	$207,793	1	0.01	$207,793	5.990	360.00	717	80.00
30Y LIB12M	$804,161	6	0.04	$134,027	6.097	360.00	640	65.85
30Y LIB12M - IO	$1,876,692	7	0.09	$268,099	5.445	359.72	702	77.24
30Y CMT1Y - IO	$123,920	1	0.01	$123,920	2.375	359.00	714	80.00
2/28 LIB6M	$285,639,589	1,362	13.41	$209,721	6.103	359.54	680	81.56
2/28 LIB6M - IO	$665,547,635	2,336	31.24	$284,909	5.452	359.65	700	78.13
3/27 LIB6M	$120,362,471	685	5.65	$175,712	5.572	359.12	669	76.85
3/27 LIB6M - IO	$245,592,666	972	11.53	$252,667	5.443	359.52	703	75.33
3/1 LIB12M	$19,272,291	39	0.90	$494,161	4.595	357.88	721	73.11
3/1 LIB12M - IO	$65,105,749	124	3.06	$525,046	4.893	358.24	730	74.23
3/1 CMT1Y	$398,837	2	0.02	$199,418	4.385	358.51	707	59.92
5/25 LIB6M	$41,369,005	159	1.94	$260,182	5.837	359.62	703	70.97
5/25 LIB6M - IO	$155,116,787	524	7.28	$296,024	5.704	359.56	721	72.70
5/1 LIB12M	$7,382,792	24	0.35	$307,616	5.530	359.23	717	76.78
5/1 LIB12M - IO	$22,012,649	47	1.03	$468,354	5.819	358.98	724	76.92
5/1 CMT1Y	$149,828	1	0.01	$149,828	5.250	359.00	760	41.66
5/1 CMT1Y - IO	$60,720	1	0.00	$60,720	5.500	360.00	759	80.00
7/23 LIB6M	$3,279,647	9	0.15	$364,405	5.600	359.12	721	70.44
7/23 LIB6M - IO	$2,825,900	8	0.13	$353,238	6.018	359.73	748	70.98
7/1 LIB12M	$14,101,105	31	0.66	$454,874	5.136	358.95	710	69.29
7/1 LIB12M - IO	$17,818,303	51	0.84	$349,378	5.368	359.06	726	72.90
10/20 LIB6M	$399,599	2	0.02	$199,799	5.958	359.28	688	73.68
10/20 LIB6M - IO	$573,000	2	0.03	$286,500	6.113	360.00	727	45.94
10/1 LIB12M	$10,482,071	26	0.49	$403,157	5.537	359.00	734	70.20
10/1 LIB12M - IO	$11,268,026	33	0.53	$341,455	5.609	359.00	724	70.72
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$323,944	7	0.02	$46,278	6.490	359.02	702	80.15
$50,000.01 - $100,000.00	$47,470,267	563	2.23	$84,317	5.899	359.42	681	77.79
$100,000.01 - $150,000.00	$157,153,705	1,247	7.38	$126,025	5.785	359.46	688	79.59
$150,000.01 - $200,000.00	$234,052,832	1,330	10.99	$175,980	5.641	359.50	692	78.33
$200,000.01 - $250,000.00	$249,691,594	1,109	11.72	$225,150	5.458	359.57	697	78.25
$250,000.01 - $300,000.00	$258,863,239	938	12.15	$275,974	5.412	359.60	700	77.75
$300,000.01 - $350,000.00	$250,791,171	772	11.77	$324,859	5.323	359.54	703	77.10
$350,000.01 - $400,000.00	$229,919,329	610	10.79	$376,917	5.427	359.58	704	77.73
$400,000.01 - $450,000.00	$175,879,540	412	8.26	$426,892	5.379	359.60	706	77.94
$450,000.01 - $500,000.00	$130,798,438	274	6.14	$477,367	5.351	359.59	704	76.26
$500,000.01 - $550,000.00	$110,712,918	210	5.20	$527,204	5.380	359.47	702	76.50
$550,000.01 - $600,000.00	$75,446,913	131	3.54	$575,931	5.267	359.38	701	76.96
$600,000.01 - $650,000.00	$78,898,194	125	3.70	$631,186	5.212	359.49	703	74.26
$650,000.01 - $700,000.00	$21,629,804	32	1.02	$675,931	4.786	359.35	707	71.80
$700,000.01 - $750,000.00	$38,385,419	52	1.80	$738,181	4.936	359.46	689	66.21
$750,000.01 - $800,000.00	$11,566,513	15	0.54	$771,101	5.445	358.94	707	77.99
$800,000.01 - $850,000.00	$4,113,875	5	0.19	$822,775	4.698	359.80	721	70.94
$850,000.01 - $900,000.00	$5,331,584	6	0.25	$888,597	5.417	359.00	731	72.17
$900,000.01 - $950,000.00	$7,371,783	8	0.35	$921,473	5.152	359.50	711	64.17
$950,000.01 - $1,000,000.00	$22,799,221	23	1.07	$991,270	5.044	358.74	719	69.10
$1,000,000.01 - $1,050,000.00	$3,088,575	3	0.14	$1,029,525	5.083	358.67	694	63.28
$1,050,000.01 - $1,100,000.00	$1,092,500	1	0.05	$1,092,500	3.875	358.00	793	58.26
$1,100,000.01 - $1,150,000.00	$2,262,950	2	0.11	$1,131,475	3.801	359.49	718	64.78
$1,150,000.01 - $1,200,000.00	$1,179,750	1	0.06	$1,179,750	3.375	359.00	753	65.55
$1,200,000.01 - $1,250,000.00	$3,727,008	3	0.17	$1,242,336	4.710	359.67	711	67.91
$1,250,000.01 - $1,300,000.00	$1,299,941	1	0.06	$1,299,941	4.625	358.00	739	60.00
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.06	$1,365,000	4.000	358.00	743	66.58
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.07	$1,500,000	4.375	358.00	708	52.08
$1,750,000.01 - $1,800,000.00	$1,760,000	1	0.08	$1,760,000	5.875	358.00	750	80.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.09	$2,000,000	4.250	358.00	796	57.80
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$323,944	7	0.02	$46,278	6.490	359.02	702	80.15
$50,000.01 - $100,000.00	$47,470,267	563	2.23	$84,317	5.899	359.42	681	77.79
$100,000.01 - $150,000.00	$157,003,751	1,246	7.37	$126,006	5.784	359.46	688	79.58
$150,000.01 - $200,000.00	$234,002,902	1,330	10.98	$175,942	5.641	359.50	692	78.34
$200,000.01 - $250,000.00	$249,641,904	1,109	11.72	$225,105	5.459	359.57	697	78.27
$250,000.01 - $300,000.00	$259,112,814	939	12.16	$275,945	5.411	359.60	700	77.73
$300,000.01 - $350,000.00	$250,791,171	772	11.77	$324,859	5.323	359.54	703	77.10
$350,000.01 - $400,000.00	$229,919,329	610	10.79	$376,917	5.427	359.58	704	77.73
$400,000.01 - $450,000.00	$175,879,540	412	8.26	$426,892	5.379	359.60	706	77.94

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$450,000.01 - $500,000.00	$130,798,438	274	6.14	$477,367	5.351	359.59	704	76.26
$500,000.01 - $550,000.00	$110,712,918	210	5.20	$527,204	5.380	359.47	702	76.50
$550,000.01 - $600,000.00	$75,446,913	131	3.54	$575,931	5.267	359.38	701	76.96
$600,000.01 - $650,000.00	$78,898,194	125	3.70	$631,186	5.212	359.49	703	74.26
$650,000.01 - $700,000.00	$21,629,804	32	1.02	$675,931	4.786	359.35	707	71.80
$700,000.01 - $750,000.00	$37,635,731	51	1.77	$737,956	4.909	359.45	689	65.93
$750,000.01 - $800,000.00	$12,316,201	16	0.58	$769,763	5.494	359.00	706	78.11
$800,000.01 - $850,000.00	$4,113,875	5	0.19	$822,775	4.698	359.80	721	70.94
$850,000.01 - $900,000.00	$5,331,584	6	0.25	$888,597	5.417	359.00	731	72.17
$900,000.01 - $950,000.00	$7,371,783	8	0.35	$921,473	5.152	359.50	711	64.17
$950,000.01 - $1,000,000.00	$22,799,221	23	1.07	$991,270	5.044	358.74	719	69.10
$1,000,000.01 - $1,050,000.00	$3,088,575	3	0.14	$1,029,525	5.083	358.67	694	63.28
$1,050,000.01 - $1,100,000.00	$1,092,500	1	0.05	$1,092,500	3.875	358.00	793	58.26
$1,100,000.01 - $1,150,000.00	$2,262,950	2	0.11	$1,131,475	3.801	359.49	718	64.78
$1,150,000.01 - $1,200,000.00	$1,179,750	1	0.06	$1,179,750	3.375	359.00	753	65.55
$1,200,000.01 - $1,250,000.00	$3,727,008	3	0.17	$1,242,336	4.710	359.67	711	67.91
$1,300,000.01 - $1,350,000.00	$1,299,941	1	0.06	$1,299,941	4.625	358.00	739	60.00
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.06	$1,365,000	4.000	358.00	743	66.58
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.07	$1,500,000	4.375	358.00	708	52.08
$1,750,000.01 - $1,800,000.00	$1,760,000	1	0.08	$1,760,000	5.875	358.00	750	80.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.09	$2,000,000	4.250	358.00	796	57.80
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$5,386,817	26	0.25	$207,185	5.023	359.61	711	70.26
AR	$205,334	1	0.01	$205,334	7.550	360.00	750	100.00
AZ	$47,791,176	272	2.24	$175,703	5.611	359.38	694	77.76
CA	$1,306,875,780	3,997	61.34	$326,964	5.283	359.57	705	75.90
CO	$35,819,929	165	1.68	$217,090	5.366	359.44	698	78.69
CT	$7,639,154	27	0.36	$282,932	5.444	359.26	691	72.63
DC	$5,220,986	17	0.25	$307,117	5.633	359.50	705	77.14
DE	$571,149	3	0.03	$190,383	6.746	360.00	639	85.32
FL	$172,505,531	844	8.10	$204,390	5.691	359.62	695	79.75
GA	$21,042,339	112	0.99	$187,878	5.614	359.29	683	80.71
HI	$17,324,278	44	0.81	$393,734	5.632	359.65	703	69.50
IA	$1,525,348	16	0.07	$95,334	5.692	359.04	660	79.93
ID	$2,265,024	16	0.11	$141,564	6.086	359.22	680	84.18
IL	$47,333,259	205	2.22	$230,894	5.927	359.44	696	79.66
IN	$4,164,312	36	0.20	$115,675	5.719	359.01	682	81.81
KS	$2,512,826	20	0.12	$125,641	5.590	359.21	672	81.21
KY	$1,252,188	11	0.06	$113,835	5.494	359.22	659	79.95
LA	$370,725	3	0.02	$123,575	6.157	359.30	724	82.68
MA	$30,311,071	107	1.42	$283,281	5.521	359.31	695	79.50

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
MD	$46,994,502	180	2.21	$261,081	5.394	359.26	695	78.85
ME	$1,766,920	8	0.08	$220,865	5.584	359.42	709	77.88
MI	$8,442,534	50	0.40	$168,851	6.074	359.41	673	80.11
MN	$23,462,657	126	1.10	$186,212	5.766	359.23	676	79.44
MO	$5,846,315	42	0.27	$139,198	5.739	359.04	675	80.94
MS	$2,124,653	16	0.10	$132,791	4.998	359.67	703	78.80
MT	$948,064	5	0.04	$189,613	5.630	359.14	718	81.98
NC	$9,492,927	64	0.45	$148,327	5.777	359.28	681	79.77
ND	$121,600	1	0.01	$121,600	7.125	360.00	649	80.00
NE	$150,580	2	0.01	$75,290	5.802	359.00	647	80.00
NH	$4,467,200	23	0.21	$194,226	5.826	359.63	667	75.47
NJ	$36,976,264	139	1.74	$266,016	6.082	359.28	686	78.07
NM	$1,960,902	10	0.09	$196,090	5.030	358.81	681	81.98
NV	$82,759,507	341	3.88	$242,697	5.659	359.58	699	79.46
NY	$21,012,303	57	0.99	$368,637	5.549	359.24	695	74.79
OH	$7,957,587	68	0.37	$117,023	5.651	359.15	669	78.79
OK	$613,424	5	0.03	$122,685	6.630	358.42	663	85.52
OR	$15,629,085	92	0.73	$169,881	5.333	359.42	685	76.94
PA	$4,712,561	27	0.22	$174,539	5.850	359.16	684	83.23
RI	$2,653,767	10	0.12	$265,377	5.833	359.18	671	81.07
SC	$9,668,565	44	0.45	$219,740	5.587	359.49	687	82.42
TN	$5,535,822	38	0.26	$145,680	5.759	359.31	672	81.67
TX	$18,183,953	100	0.85	$181,840	6.044	359.23	685	80.38
UT	$15,118,624	96	0.71	$157,486	5.507	359.58	710	79.88
VA	$55,273,709	228	2.59	$242,429	5.444	359.42	686	79.81
WA	$30,322,047	136	1.42	$222,956	5.415	359.46	689	78.10
WI	$7,182,810	47	0.34	$152,826	5.851	359.27	667	78.69
WV	$875,166	6	0.04	$145,861	6.182	359.28	685	89.18
WY	$104,735	1	0.00	$104,735	4.750	359.00	796	62.00
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Loan-to-Value Ratio

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$674,791	5	0.03	$134,958	5.135	359.33	664	18.59
20.01 - 25.00	$720,167	4	0.03	$180,042	4.943	359.81	751	22.66
25.01 - 30.00	$2,722,429	11	0.13	$247,494	4.836	359.65	728	27.67
30.01 - 35.00	$4,201,546	21	0.20	$200,074	5.232	359.70	693	32.31
35.01 - 40.00	$7,443,628	30	0.35	$248,121	5.134	359.62	714	37.72
40.01 - 45.00	$9,619,585	38	0.45	$253,147	4.832	359.54	709	42.61
45.01 - 50.00	$16,875,369	61	0.79	$276,645	5.212	359.56	694	47.59
50.01 - 55.00	$18,199,951	58	0.85	$313,792	4.938	359.29	717	52.64
55.01 - 60.00	$50,253,295	137	2.36	$366,812	4.954	359.43	711	58.30
60.01 - 65.00	$66,426,049	206	3.12	$322,457	5.079	359.57	710	63.30
65.01 - 70.00	$394,845,210	1,340	18.53	$294,661	4.833	359.69	709	69.57

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
70.01 - 75.00	$109,020,578	340	5.12	$320,649	5.487	359.41	696	73.88
75.01 - 80.00	$1,177,815,166	4,386	55.28	$268,540	5.430	359.48	698	79.82
80.01 - 85.00	$34,502,308	135	1.62	$255,573	5.860	359.49	681	84.22
85.01 - 90.00	$129,597,537	617	6.08	$210,045	6.350	359.57	693	89.69
90.01 - 95.00	$85,102,298	372	3.99	$228,770	6.801	359.41	687	94.87
95.01 - 100.00	$22,456,100	123	1.05	$182,570	6.906	359.07	707	99.80
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000 - 2.499	$123,920	1	0.01	$123,920	2.375	359.00	714	80.00
2.500 - 2.999	$4,731,057	13	0.22	$363,927	2.841	359.15	744	66.17
3.000 - 3.499	$23,493,024	63	1.10	$372,905	3.255	359.27	743	67.87
3.500 - 3.999	$91,761,710	272	4.31	$337,359	3.751	359.30	724	71.42
4.000 - 4.499	$160,805,989	499	7.55	$322,256	4.207	359.46	718	72.38
4.500 - 4.999	$364,287,716	1,287	17.10	$283,052	4.727	359.43	705	74.32
5.000 - 5.499	$452,698,066	1,634	21.25	$277,049	5.212	359.57	704	75.99
5.500 - 5.999	$551,935,385	2,093	25.91	$263,705	5.696	359.53	697	77.62
6.000 - 6.499	$213,810,624	812	10.04	$263,314	6.188	359.58	687	80.16
6.500 - 6.999	$148,008,701	624	6.95	$237,193	6.676	359.53	683	83.22
7.000 - 7.499	$59,837,944	277	2.81	$216,021	7.185	359.59	673	86.52
7.500 - 7.999	$35,238,309	187	1.65	$188,440	7.715	359.64	671	88.00
8.000 - 8.499	$12,043,765	62	0.57	$194,254	8.139	359.71	640	85.00
8.500 - 8.999	$6,506,780	38	0.31	$171,231	8.669	359.76	660	87.79
9.000 - 9.499	$3,846,446	15	0.18	$256,430	9.276	359.96	660	87.68
9.500 - 9.999	$1,346,571	7	0.06	$192,367	9.614	360.00	653	87.86
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$1,413,174,611	5,305	66.33	$266,385	5.434	359.53	696	77.45
PUD	$293,621,511	961	13.78	$305,537	5.369	359.36	703	77.28
CND	$268,857,559	1,128	12.62	$238,349	5.347	359.54	710	76.88
2-4 FAMILY	$154,822,326	490	7.27	$315,964	5.547	359.64	708	73.69
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$1,404,811,300	5,233	65.94	$268,452	5.432	359.51	708	78.97
REFI/CO	$519,241,377	1,869	24.37	$277,818	5.488	359.62	681	73.63
REFI	$206,423,330	782	9.69	$263,968	5.189	359.28	690	72.88
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$1,770,698,612	6,424	83.11	$275,638	5.411	359.50	697	77.70
INV HM	$288,309,871	1,203	13.53	$239,659	5.459	359.64	713	73.77
2ND HM	$71,467,524	257	3.35	$278,084	5.541	359.47	715	75.07
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
301 - 360	$2,130,476,007	7,884	100.00	$270,228	5.422	359.51	700	77.08
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$1,071,158,308	3,664	50.28	$292,347	5.391	359.63	704	76.76
FULL	$527,359,448	1,904	24.75	$276,974	5.129	359.46	703	75.59
NISA	$118,858,308	502	5.58	$236,770	6.079	359.75	696	80.49
NAV	$117,198,125	735	5.50	$159,453	5.354	358.95	660	80.25
NO RATIO	$104,232,558	408	4.89	$255,472	5.825	359.69	698	80.40
NINA	$100,998,352	442	4.74	$228,503	6.139	359.32	695	78.90
SISA	$72,293,552	184	3.39	$392,900	5.337	358.90	699	72.64
ALT	$18,107,356	44	0.85	$411,531	5.998	358.97	692	84.51
LISA	$270,000	1	0.01	$270,000	4.375	360.00	691	61.37
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$2,092,131	9	0.10	$232,459	5.540	359.24		75.03
> 820	$548,000	1	0.03	$548,000	3.375	358.00	836	80.00
801 - 820	$14,949,131	46	0.70	$324,981	5.218	359.50	807	73.01
781 - 800	$90,920,093	301	4.27	$302,060	5.031	359.47	789	71.99
761 - 780	$155,239,935	516	7.29	$300,853	5.019	359.48	770	75.42
741 - 760	$231,029,209	789	10.84	$292,813	5.215	359.53	750	76.22
721 - 740	$247,000,292	858	11.59	$287,879	5.233	359.53	730	76.63
701 - 720	$266,003,212	983	12.49	$270,603	5.343	359.55	710	77.70
681 - 700	$347,654,717	1,273	16.32	$273,099	5.406	359.55	690	77.76
661 - 680	$290,749,608	1,108	13.65	$262,409	5.582	359.50	670	79.09
641 - 660	$244,120,230	988	11.46	$247,085	5.647	359.51	651	77.37
621 - 640	$155,099,827	644	7.28	$240,838	5.808	359.52	631	77.97
601 - 620	$65,321,817	276	3.07	$236,673	5.940	359.33	612	77.36
581 - 600	$11,656,702	51	0.55	$228,563	6.228	359.34	594	73.91
561 - 580	$3,160,263	16	0.15	$197,516	7.325	358.52	570	63.26
541 - 560	$2,410,169	12	0.11	$200,847	7.744	359.08	552	67.38
521 - 540	$1,764,423	9	0.08	$196,047	8.773	359.89	530	67.00
501 - 520	$756,247	4	0.04	$189,062	7.768	359.63	510	68.21
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$624,940,274	2,093	29.33	$298,586	5.419	359.30	708	76.03
6	$18,918,869	58	0.89	$326,187	5.402	359.68	683	74.03
7	$1,884,700	5	0.09	$376,940	4.900	359.90	734	76.78
12	$363,734,829	1,209	17.07	$300,856	5.103	359.68	702	76.23
24	$683,752,699	2,663	32.09	$256,760	5.542	359.60	695	78.82
36	$302,271,261	1,356	14.19	$222,914	5.449	359.47	690	76.67
48	$595,821	2	0.03	$297,911	5.203	359.80	718	71.01
60	$134,377,553	498	6.31	$269,834	5.641	359.69	703	76.76
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	6	$438,704,774	1,431	20.59	$306,572	4.834	359.73	700	77.26
7 - 12	12	$3,012,565	15	0.14	$200,838	5.531	359.78	687	74.50
13 - 18	17	$194,044	1	0.01	$194,044	4.875	353.00	559	70.00
19 - 24	24	$950,993,179	3,697	44.64	$257,234	5.647	359.62	694	79.16
25 - 31	30	$4,277,894	19	0.20	$225,152	3.959	354.50	714	76.39
32 - 37	35	$446,454,119	1,803	20.96	$247,617	5.374	359.20	699	75.46

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
50 - 55	54	$560,000	1	0.03	$560,000	5.625	354.00	652	69.48
56 - 61	60	$225,531,782	755	10.59	$298,718	5.734	359.52	718	72.92
80 - 85	83	$38,024,955	99	1.78	$384,090	5.350	359.08	721	71.20
> 85	119	$22,722,695	63	1.07	$360,678	5.594	359.03	728	69.91
		$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500 - 1.749	$2,515,429	6	0.12	$419,238	3.692	359.80	776	62.29
1.750 - 1.999	$2,145,000	3	0.10	$715,000	3.131	359.46	730	53.11
2.000 - 2.249	$13,079,478	50	0.61	$261,590	4.489	358.72	742	72.06
2.250 - 2.499	$268,741,345	656	12.61	$409,667	5.255	358.91	727	72.56
2.500 - 2.749	$17,063,537	58	0.80	$294,199	4.676	359.61	720	73.98
2.750 - 2.999	$63,155,905	195	2.96	$323,876	4.867	359.52	720	74.38
3.000 - 3.249	$147,367,462	492	6.92	$299,527	4.766	359.69	731	76.19
3.250 - 3.499	$448,934,635	1,649	21.07	$272,247	5.241	359.71	737	76.00
3.500 - 3.749	$287,653,852	1,026	13.50	$280,364	5.240	359.74	684	78.33
3.750 - 3.999	$500,456,607	1,974	23.49	$253,524	5.701	359.73	672	77.45
4.000 - 4.249	$21,577,129	84	1.01	$256,871	5.844	359.64	665	81.39
4.250 - 4.499	$48,135,738	193	2.26	$249,408	5.532	359.40	647	76.91
4.500 - 4.749	$27,221,317	134	1.28	$203,144	5.317	359.23	662	78.51
4.750 - 4.999	$23,487,162	136	1.10	$172,700	5.353	359.06	669	81.00
5.000 - 5.249	$57,329,054	306	2.69	$187,350	6.106	359.00	683	87.24
5.250 - 5.499	$28,546,573	171	1.34	$166,939	5.645	358.97	663	80.23
5.500 - 5.749	$40,486,348	238	1.90	$170,111	5.912	359.14	663	80.05
5.750 - 5.999	$65,321,086	249	3.07	$262,334	6.129	359.35	676	79.37
6.000 - 6.249	$34,540,398	126	1.62	$274,130	6.364	359.08	663	82.72
6.250 - 6.499	$20,772,550	78	0.98	$266,315	6.797	359.19	653	87.85
6.500 - 6.749	$3,270,413	17	0.15	$192,377	6.503	359.41	655	82.61
6.750 - 6.999	$3,616,113	19	0.17	$190,322	6.951	359.33	637	76.79
7.000 - 7.249	$708,288	4	0.03	$177,072	6.946	359.49	693	84.84
7.250 - 7.499	$952,000	4	0.04	$238,000	8.225	360.00	611	83.89
7.500 - 7.749	$1,372,150	6	0.06	$228,692	7.919	359.93	688	89.11
8.000 - 8.249	$636,707	3	0.03	$212,236	8.250	359.15	678	92.68
8.250 - 8.499	$479,554	2	0.02	$239,777	8.500	360.00	709	95.00
8.500 - 8.749	$565,421	3	0.03	$188,474	8.894	360.00	680	92.92
8.750 - 8.999	$344,753	2	0.02	$172,376	9.000	360.00	681	95.00
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
< 8.000	$304,757	1	0.01	$304,757	2.830	355.00	781	80.00
8.000 - 8.499	$861,686	4	0.04	$215,422	3.157	356.06	777	80.00
8.500 - 8.999	$5,124,039	19	0.24	$269,686	3.006	358.41	742	65.23
9.000 - 9.499	$22,656,492	64	1.06	$354,008	3.339	359.28	742	68.08
9.500 - 9.999	$117,548,665	339	5.52	$346,751	4.002	359.27	722	72.17
10.000 - 10.499	$187,997,498	569	8.82	$330,400	4.375	359.39	720	72.53
10.500 - 10.999	$382,798,259	1,330	17.97	$287,818	4.823	359.44	706	74.26
11.000 - 11.499	$427,698,551	1,554	20.08	$275,224	5.233	359.61	703	76.16
11.500 - 11.999	$502,905,770	1,949	23.61	$258,033	5.700	359.55	695	77.83
12.000 - 12.499	$197,939,987	764	9.29	$259,084	6.156	359.60	686	80.01
12.500 - 12.999	$143,147,544	597	6.72	$239,778	6.583	359.59	683	82.59
13.000 - 13.499	$62,653,425	281	2.94	$222,966	7.031	359.62	674	85.90
13.500 - 13.999	$40,802,065	210	1.92	$194,296	7.392	359.52	681	88.89
14.000 - 14.499	$16,354,026	86	0.77	$190,163	7.781	359.55	662	89.69
14.500 - 14.999	$12,960,108	71	0.61	$182,537	8.066	359.63	664	88.35
15.000 - 15.499	$5,359,945	27	0.25	$198,516	8.770	359.85	646	81.38
15.500 - 15.999	$1,985,500	13	0.09	$152,731	9.082	359.65	639	80.00
16.000 - 16.499	$874,500	3	0.04	$291,500	9.298	360.00	538	75.25
16.500 - 16.999	$503,188	3	0.02	$167,729	9.703	360.00	544	75.90
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
08/04	$3,992,200	9	0.19	$443,578	4.397	360.00	724	73.31
09/04	$2,729,865	10	0.13	$272,987	4.754	357.22	704	79.62
10/04	$9,618,331	26	0.45	$369,936	4.434	359.74	702	75.27
11/04	$13,511,948	44	0.63	$307,090	4.733	358.55	702	78.31
12/04	$87,225,509	280	4.09	$311,520	4.729	359.00	703	78.69
01/05	$241,415,594	775	11.33	$311,504	4.801	360.00	701	77.17
02/05	$80,211,327	287	3.76	$279,482	5.134	360.00	689	76.17
05/05	$149,600	1	0.01	$149,600	5.450	358.00	654	80.00
06/05	$356,720	2	0.02	$178,360	3.892	359.00	688	80.00
07/05	$1,518,253	7	0.07	$216,893	5.972	360.00	683	70.93
08/05	$987,992	5	0.05	$197,598	5.456	360.00	699	77.18
12/05	$194,044	1	0.01	$194,044	4.875	353.00	559	70.00
02/06	$169,358	1	0.01	$169,358	6.750	355.00	650	95.00
03/06	$5,578,443	24	0.26	$232,435	5.324	356.74	717	81.19
04/06	$3,523,511	15	0.17	$234,901	6.175	357.16	687	83.11
05/06	$33,556,541	155	1.58	$216,494	5.756	358.33	673	80.65
06/06	$280,291,166	1,077	13.16	$260,252	5.713	359.00	688	81.13
07/06	$462,183,373	1,775	21.69	$260,385	5.576	360.00	700	78.46
08/06	$165,690,789	650	7.78	$254,909	5.712	360.00	695	77.30
11/06	$240,896	1	0.01	$240,896	3.500	352.00	793	45.19

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12/06	$463,221	2	0.02	$231,610	4.623	353.00	606	73.13
01/07	$500,544	5	0.02	$100,109	4.400	354.00	716	73.79
02/07	$3,073,234	11	0.14	$279,385	3.824	355.00	724	79.75
03/07	$5,870,356	17	0.28	$345,315	5.076	356.36	704	76.30
04/07	$9,969,745	28	0.47	$356,062	4.754	357.06	717	79.43
05/07	$115,028,104	505	5.40	$227,778	5.033	358.46	691	76.37
06/07	$129,203,763	549	6.06	$235,344	5.348	359.00	693	76.72
07/07	$134,530,712	519	6.31	$259,211	5.627	360.00	707	74.34
08/07	$51,851,438	185	2.43	$280,278	5.692	360.00	703	72.34
01/09	$560,000	1	0.03	$560,000	5.625	354.00	652	69.48
03/09	$3,008,448	11	0.14	$273,495	5.495	356.41	718	81.11
04/09	$1,569,364	5	0.07	$313,873	5.019	357.00	707	73.54
05/09	$14,767,557	47	0.69	$314,203	5.333	358.00	732	74.75
06/09	$63,155,226	208	2.96	$303,631	5.766	359.00	711	75.69
07/09	$117,888,194	392	5.53	$300,735	5.737	360.00	722	71.61
08/09	$25,142,993	92	1.18	$273,293	5.948	360.00	707	70.00
03/11	$160,102	1	0.01	$160,102	5.875	356.00	647	80.00
04/11	$492,551	1	0.02	$492,551	4.875	357.00	702	45.00
05/11	$755,204	1	0.04	$755,204	4.750	358.00	742	69.10
06/11	$31,467,966	83	1.48	$379,132	5.307	359.00	718	71.64
07/11	$5,084,332	12	0.24	$423,694	5.725	360.00	745	70.86
08/11	$64,800	1	0.00	$64,800	6.500	360.00	658	90.00
05/14	$253,600	1	0.01	$253,600	5.000	358.00	794	80.00
06/14	$21,520,209	58	1.01	$371,038	5.573	359.00	727	70.61
07/14	$948,886	4	0.04	$237,221	6.227	360.00	723	51.21
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$3,992,200	9	0.19	$443,578	4.397	360.00	724	73.31
3	$12,842,704	37	0.60	$347,100	4.578	359.96	708	75.38
6	$421,869,870	1,385	19.80	$304,599	4.846	359.72	699	77.36
12	$3,012,565	15	0.14	$200,838	5.531	359.78	687	74.50
24	$951,187,223	3,698	44.65	$257,217	5.647	359.61	694	79.16
36	$450,732,013	1,822	21.16	$247,383	5.361	359.16	699	75.47
60	$226,091,782	756	10.61	$299,063	5.733	359.51	718	72.91
84	$38,024,955	99	1.78	$384,090	5.350	359.08	721	71.20
120	$22,722,695	63	1.07	$360,678	5.594	359.03	728	69.91
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$437,371,925	1,428	20.53	$306,283	4.830	359.74	700	77.29
1.500	$3,127,199	12	0.15	$260,600	7.036	359.08	625	74.62
2.000	$108,522,025	302	5.09	$359,344	5.222	358.34	723	78.78
3.000	$1,396,153,244	5,617	65.53	$248,559	5.606	359.58	695	77.50
5.000	$101,845,166	272	4.78	$374,431	5.477	358.91	721	73.52
6.000	$83,456,448	253	3.92	$329,867	5.582	359.55	726	71.09
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$1,858,015,652	7,140	87.21	$260,226	5.415	359.60	698	77.59
1.375	$273,100	1	0.01	$273,100	5.250	359.00	670	80.00
1.500	$16,406,450	78	0.77	$210,339	7.211	359.49	603	72.02
2.000	$254,630,804	664	11.95	$383,480	5.371	358.93	722	73.73
6.000	$1,150,000	1	0.05	$1,150,000	3.125	359.00	722	59.74
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$4,238,614	9	0.20	$470,957	4.530	358.51	730	72.24
5.01 - 10.00	$5,756,134	15	0.27	$383,742	5.177	358.95	729	70.46
10.01 - 15.00	$12,585,327	40	0.59	$314,633	5.085	359.41	708	69.32
15.01 - 20.00	$32,539,591	116	1.53	$280,514	4.860	359.05	725	72.50
20.01 - 25.00	$62,999,145	240	2.96	$262,496	5.056	359.42	710	74.04
25.01 - 30.00	$125,930,533	482	5.91	$261,267	5.222	359.41	700	74.82
30.01 - 35.00	$220,608,457	777	10.35	$283,923	5.327	359.46	707	76.31
35.01 - 40.00	$323,296,070	1,168	15.17	$276,795	5.426	359.46	699	77.83
40.01 - 45.00	$366,175,984	1,374	17.19	$266,504	5.430	359.49	696	78.22
45.01 - 50.00	$321,127,534	1,224	15.07	$262,359	5.376	359.56	695	78.63
50.01 - 55.00	$33,144,802	109	1.56	$304,081	5.284	359.62	681	70.93
> 55.00	$9,456,804	35	0.44	$270,194	5.657	359.64	687	75.77
Unknown	$612,617,012	2,295	28.75	$266,936	5.602	359.62	700	77.09
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

ABS New Transaction

Revised Computational Materials

Impac CMB Trust Series 2004-7 and Impac CMB Grantor Trusts 2004-7-1 through 5
COLLATERALIZED ASSET-BACKED BONDS and COLLATERALIZED ASSET-BACKED GRANTOR TRUST CERTIFICATES, SERIES 2004-7

$2,200,000,000
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Structural Term Sheet **Date Revised: July 22, 2004**

$2,200,000,000 (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds and Collateralized Asset-Backed Grantor Trust Certificates, Series 2004-7

Class[1][2]	Approximate Security Balance [3]	Tranche Type	WAL (Yrs.) Call/Mat [4][5]	Modified Duration (Yrs.) Call/Mat [4][5]	Payment Window (Mos.) Call/Mat [4][5]	Expected Rating (Moody's / S&P) [6]	Last Scheduled Payment Date
1-A-1	1,047,174,000	Floating Rate Senior	2.29 / 2.75	2.24 / 2.65	1-55 / 1-171	Aaa / AAA	November 2034
1-A-2	116,352,000	Floating Rate Super Senior	2.29 / 2.75	2.24 / 2.65	1-55 / 1-171	Aaa / AAA	November 2034
2-A	772,477,000	Floating Rate Senior		*Not Offered Herein*		Aaa / AAA	
M-1 [7]	38,499,000	Floating Rate Mezzanine	2.29 / 2.75	2.22 / 2.63	1-55 / 1-171	Aa1 / AAA	November 2034
M-2 [7]	60,499,000	Floating Rate Mezzanine	2.29 / 2.75	2.22 / 2.63	1-55 / 1-171	Aa2 / AA+	November 2034
M-3 [7]	44,001,000	Floating Rate Mezzanine	2.29 / 2.75	2.22 / 2.62	1-55 / 1-171	Aa3 / AA+	November 2034
M-4 [7]	60,499,000	Floating Rate Mezzanine	2.29 / 2.75	2.20 / 2.59	1-55 / 1-171	A1 / AA+	November 2034
M-5 [7]	60,499,000	Floating Rate Mezzanine	2.29 / 2.75	2.19 / 2.59	1-55 / 1-171	A2 / AA	November 2034
Total:	**$2,200,000,000**						

(1) The Class 1-A-1 and Class 1-A-2 Bonds (collectively, the "Class 1-A Bonds") are backed by the cash flows from the Group 1 Mortgage Loans and the Class 2-A Bonds *(which are not offered herein) are* are backed by the cash flows from the Group 2 Mortgage Loans. The Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates (together, the "Class M Certificates") are backed by the cash flows from the Mortgage Loans. Under limited circumstances, as described under "Priority of Payments" below, Cash Flows from one Loan Group may be used to cover Realized Losses in the other Loan Group.

(2) The Bonds and Class M Certificates are subject to a cap equal to the lesser of (i) 11.25% per annum for the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates and (ii) the applicable Available Funds Rate (as described below).

(3) The bond and certificate balances are subject to a +/-5% variance.

(4) The Bonds and Class M Certificates are priced to call. In the event that an optional clean-up call (as described below) does not occur on the earliest possible date, (i) the margin for the Class 1-A and Class 2-A Bonds will increase 2.0x, and (ii) the respective margins for the Class M Certificates will increase 1.5x.

(5) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.

(6) Rating agency contacts: Standard & Poor's, David Glehan, (212) 438-7324; Moody's, Ido Gonen, (212) 553-0323.

(7) Each class of Class M Certificates will be divided into two components (each a "Class M Component"), each entitled to distributions from the related mortgage loan group, as more fully described in the prospectus supplement.

Trust:	Impac CMB Trust Series 2004-7.
Seller:	Impac Mortgage Holdings, Inc. or an affiliate thereof.
Depositor:	IMH Assets Corp.
Master Servicer:	Impac Funding Corporation.

Sub-Servicers:	Commencing on or before September 1, 2004, GMAC Mortgage Corporation will act as sub-servicer with respect to substantially all of the Mortgage Loans deposited into the Trust on the Closing Date and, with respect to the Subsequent Mortgage Loans, no later than three months after the date of transfer.
Underwriter:	Countrywide Securities Corporation (Lead Manager), Merrill Lynch, Pierce, Fenner & Smith Incorporated (Co-Manager) and Bear, Stearns & Co. Inc. (Co-Manager).
Selling Group:	Mischler Financial Group, Inc.
Indenture Trustee/Custodian:	Deutsche Bank National Trust Company.
Owner Trustee:	Wilmington Trust Company.
Offered Securities:	The "Offered Securities" will consist of (i) the Class 1-A-1 and Class 1-A-2 Bonds (collectively, the "Class 1-A Bonds"), (ii) the Class 2-A Bonds (which are not being offered herein) and (iii) the Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates (together, the "Class M Certificates").
Owner Trust Certificates:	The Trust will also issue Owner Trust Certificates representing the beneficial ownership interest in the Trust. The Owner Trust Certificates are not offered hereby.
Registration:	The Offered Securities will be available in book-entry form through DTC.
ERISA Eligibility:	The Offered Securities are expected to be eligible for purchase by or on behalf of employee benefit plans subject to the Employee Retirement Income Security Act of 1974 and plans subject to Section 4975 of the Internal Revenue Code of 1986, subject to certain conditions.
SMMEA Eligibility:	The Class 1-A Bonds, Class 2-A Bonds, Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates will constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	July 1, 2004.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of July 1, 2004, or the origination date of such Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date.
Expected Pricing Date:	July [20], 2004.
Expected Closing Date:	July [29], 2004.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in August 2004.
Accrued Interest:	The price to be paid by investors for the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates will not include accrued interest thru the Closing Date (i.e., settling flat).

Interest Accrual Period: With respect to the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis).

Due Date: With respect to the Mortgage Loans, the first day of each calendar month.

Optional Termination: Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Bonds and the Class M Certificates, which may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the Mortgage Loans is less than or equal to 20% of the Pre-Funded Amount and the Cut-off Date Balance, and (ii) the Payment Date occurring in August 2014.

Pricing Prepayment Speed: The Offered Securities will be priced based on 30% CPR.

Mortgage Loans: The Trust will include mortgage loans having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $2,130,476,007, of which: (a) approximately $1,280,405,612 consist of a pool of adjustable rate residential mortgage loans secured by first liens on the related mortgaged properties (the "Group 1 Mortgage Loans") and (b) approximately $850,070,395 consist of a pool of adjustable rate residential mortgage loans secured by first liens on the related mortgaged properties (the "Group 2 Mortgage Loans" and together, with the Group 1 Mortgage Loans, the "Mortgage Loans"). The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials.

The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Group 1 Original Pre-Funded Amount: A deposit of not more than $330,547,297.50 (the "Group 1 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 1 Pre-Funding Account") on the Closing Date for the benefit of the Class 1-A Bonds and Class M Certificates. From the Closing Date to no later than August 30, 2004 (the "Funding Period"), the Group 1 Pre-Funded Amount on deposit in the Group 1 Pre-Funding Account will be used to purchase subsequent Group 1 Mortgage Loans (the "Group 1 Subsequent Mortgage Loans"). Any portion of the Group 1 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed, pro rata, as a prepayment of principal on the Class 1-A Bonds and Class M Certificates on the immediately following Payment Date.

Group 1 Pre-Funded Amount: The amount on deposit in the Group 1 Pre-Funding Account on any date of determination.

Group 2 Original Pre-Funded Amount: A deposit of not more than $219,452,702.50 (the "Group 2 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 2 Pre-Funding Account") on the Closing Date for the benefit of the Class 2-A Bonds and Class M Certificates.

During the Funding Period, the Group 2 Pre-Funded Amount on deposit in the Group 2 Pre-Funding Account will be used to purchase subsequent Group 2 Mortgage Loans (the "Group 2 Subsequent Mortgage Loans"). Any portion of the Group 2 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed, pro rata, as a prepayment of principal on the Class 2-A Bonds and Class M Certificates on the immediately following Payment Date.

Group 2 Pre-Funded Amount: The amount on deposit in the Group 2 Pre-Funding Account on any date of determination.

Interest Rate: The Interest Rate on the Bonds and the Class M Certificates for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class (subject to increase in the event that the Optional Termination is not exercised), (b) the applicable Available Funds Rate, and (c) a fixed cap of 11.25% for the Class 1-A Bonds, Class 2-A Bonds, and Class M Certificates.

Premium Rate: Approximately 3.97% and 5.01%, respectively, of the Group 1 Mortgage Loans and Group 2 Mortgage Loans, by Sample Pool Calculation Date Balance, are covered by lender-paid mortgage insurance policies. The "Group 1 Premium Rate" for any period will equal the premium rate of each insured Group 1 Mortgage Loan for that period expressed as a weighted average rate for all the Group 1 Mortgage Loans. The "Group 2 Premium Rate" for any period will equal the premium rate of each insured Group 2 Mortgage Loan for that period expressed as a weighted average rate for all the Group 2 Mortgage Loans. The Group 1 Premium Rate and Group 2 Premium Rate of the Sample Pool is approximately 0.033% and 0.047%, respectively.

Group 1 Net Mortgage Rate: The "Group 1 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 1 Mortgage Loans minus the sum of (a) a sub-servicing fee rate (which is expected to be approximately 0.3750% as of the Closing Date), (b) a master servicing fee rate of 0.0300%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0024%, (d) the Group 1 Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 1 Mortgage Loans and the Group 1 Pre-Funded Amount (in the case of (d), weighted on the basis of the principal balances of the related Group 1 Mortgage Loans as of the prior due period).

Group 2 Net Mortgage Rate: The "Group 2 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 2 Mortgage Loans minus the sum of (a) a sub-servicing fee rate (which is expected to be approximately 0.3750% as of the Closing Date), (b) a master servicing fee rate of 0.0300%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0024%, (d) the Group 2 Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 2 Mortgage Loans and the Group 2 Pre-Funded Amount (in the case of (d), weighted on the basis of the principal balances of the related Group 2 Mortgage Loans as of the prior due period).

Group 1 Available Funds Rate: For any Payment Date, the "Group 1 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 1 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 1 Mortgage Loans and Group 1 Pre-Funded Amount as of the end of the prior Due Period divided by

(y) the sum of the aggregate principal balance of the Class 1-A Bonds and the Class M Components related to the Group 1 Mortgage Loans immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Group 2 Available Funds Rate: For any Payment Date, the "Group 2 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Group 2 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 2 Mortgage Loans and Group 2 Pre-Funded Amount as of the end of the prior Due Period divided by (y) the sum of the aggregate principal balance of the Class 2-A Bonds and the Class M Components related to the Group 2 Mortgage Loans immediately prior to such Payment Date, over (ii) the Group 2 Bond Insurance Policy premium rate, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Class M Available Funds Rate: For any Payment Date, the "Class M Available Funds Rate," as expressed on a per annum basis, will equal the weighted average of the Group 1 Available Funds Rate and the Group 2 Available Funds Rate, weighted on the basis of the unpaid principal balance of the related Class M Components.

Available Funds Rate: The Group 1 Available Funds Rate, the Group 2 Available Funds Rate, or the Class M Available Funds Rate.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Bonds or Class M Certificates resulting from any excess of (a) interest at the lesser of (i) LIBOR plus the related margin and (ii) for all the Bonds and the Class M Certificates, 11.25%, over (b) the respective Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts: The Trust will include interest rate derivative contracts for the benefit of the Class 1-A Bonds, Class 2-A Bonds, and Class M Certificates (the "Derivative Contracts"). The Derivative Contracts will have an initial aggregate notional balance of $1,367,725,800 on July 25, 2004 and will decline thereafter. Payments received on the Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates any Basis Risk Amounts, first *pro rata* to the Class 1-A and Class 2-A Bonds, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, any Basis Risk Amounts relating to the Class 1-A Bonds, Class 2-A Bonds, and Class M Certificates. Any amounts received on the Derivative Contracts remaining after payment of Basis Risk Amounts relating to the Class 1-A Bonds, Class 2-A Bonds, and Class M Certificates will be available to pay the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates in the same priority as described under "Priority of Payments." None of the Derivative Contracts will have a remaining term in excess of 60 months.

In any given period, the aggregate notional balance of the Derivative Contracts will not exceed the aggregate principal balance of the Class 1-A Bonds, Class 2-A Bonds, and Class M Certificates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

Class	Moody's/S&P	Subordination (after required target is reached)*
1-A-1	Aaa/AAA	12.50%
1-A-2	Aaa/AAA	12.50%
2-A	Aaa/AAA	12.50%
M-1	Aa1/AAA	10.75%
M-2	Aa2/AA+	8.00%
M-3	Aa3/AA+	6.00%
M-4	A1/AA+	3.25%
M-5	A2/AA	0.50%

* Subordination for each Class of Bonds is based on the related Loan Group

1. Overcollateralization. The required initial Overcollateralization will be zero and will remain at zero through the Payment Date occurring in January 2005 after which time the required target Overcollateralization (the "Overcollateralization Target Amount") will increase to 0.50% of the sum of the aggregate Cut-off Date Balance of the Mortgage Loans (such balance the "Cut-off Date Balance") and the Pre-Funded Amount (approximately $11,000,000). The required Overcollateralization amount does not stepdown.

2. Excess Cash Flow. "Excess Cash Flow" for any Payment Date will be equal to the available funds remaining after priorities 1 and 2 under "Priority of Payments" below.

3. Subordination. The related component of the Class M Certificates will provide subordination to the Class 1-A Bonds and Class 2-A Bonds, as described under *"Realized Losses"* below. The Class 1-A-2 Bonds will provide additional subordination to the Class 1-A-1 Bonds only, to the extent described under *"Realized Losses"* below.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance of such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses will, in effect, be absorbed first by Excess Cash Flow, and then by the reduction of overcollateralization (if any).

With respect to the Mortgage Loans, following the reduction of the Overcollateralization to zero, all allocable Realized Losses will be applied to the Class M Certificates, beginning with the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates, then to the Class M-1 Certificates and, thereafter, with respect to the Group 1 Mortgage Loans, to the Class 1-A Bonds, *pro rata*, based on their then unpaid principal balance; provided, however, that any losses allocable to the Class 1-A-1 Bonds will instead be applied to the Class 1-A-2 Bonds until the Class 1-A-2 Bonds have been reduced to zero. Any Realized Losses allocated to the Class M Certificates and Class 1-A Bonds will not bear interest and will be reimbursed as provided below in *"Priority of Payments"*.

Any Realized Losses otherwise attributable to the Class 2-A Bonds and not covered as described above will result in a draw on the Bond Insurance Policy (subject to certain exceptions described above).

Allocated Realized Loss Amount: With respect to any class of Bonds (except for the Class 2-A Bonds) and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Principal Distributions: Principal collected on the Mortgage Loans will be distributed on each Payment Date, *pro rata*, between (a) the Class 1-A Bonds (generally, from principal collected on the Group 1 Mortgage Loans) and the Class 2-A Bonds (generally, from principal collected on the Group 2 Mortgage Loans) and (b) the Class M Certificates (from principal collected on the Mortgage Loans) (such amount the "Principal Distribution Amount").

Priority of Payments: Available funds from the Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, Net Derivative Fees, private mortgage insurance premium fees and in the case of the Group 2 Mortgage Loans, Ambac premium) will be distributed generally as follows:

1. Interest funds, first, (i) concurrently, (a) from collections related to the Group 1 Mortgage Loans, to the Class 1-A Bonds, *pro rata*, and (b) from collections related to the Group 2 Mortgage Loans, to the Class 2-A Bonds and second, (ii) from collections on the Mortgage Loans, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates;
2. From available funds, on a pro rata basis, the Principal Distribution Amount to the Bonds and the Class M Certificates;
3. From Group 2 available funds, to Ambac, as reimbursement for prior draws on the Bond Insurance Policy;
4. Excess Cash Flow, following the distributions described in clause 3 above, pro rata as principal (i) concurrently, to the Class 1-A Bonds and the Class 2-A Bonds and (ii) pro rata, to the Class M Certificates, to restore Overcollateralization to the required Overcollateralization Target amount, provided, however, that Excess Cash Flow from Group 1 will not be applied as principal to the Class 2-A Bonds and Group 2 components of the Class M Certificates and Excess Cash Flow from Group 2 will not be applied as principal to the Class 1-A Bonds and Group 1 components of the Class M Certificates, until the related Overcollateralization Target Amount has first been reached;
5. Any remaining Excess Cash Flow, following the distributions described in Clause 4 above, first, (i) to the Class 1-A Bonds, *pro rata*, based on related Allocated Realized Loss Amounts previously allocated but unreimbursed, to the Class 1-A Bonds; provided, however, that any amounts payable to the Class 1-A-2 Bonds will first be used to reduce unpaid Allocated Realized Loss Amounts related to the Class 1-A-1 Bonds (if any) and, second, (ii) sequentially to the related component of the Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates, in respect of Allocated Realized Loss Amounts;

6. Any remaining Excess Cash Flow, following the distributions described in Clause 5 above, (i) concurrently, to the Class 1-A Bonds and Class 2-A Bonds and (ii) sequentially, to the each component of the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates to cover any unpaid interest shortfall amounts.
7. Any remaining Excess Cash Flow, following the distributions described in clause 6 above, first, (i) concurrently, to the Class 1-A Bonds and Class 2-A Bonds and, second, (ii) sequentially, to the each component of the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates, to cover any Basis Risk Amounts which are not covered by payments received in respect of the Derivative Contracts;
8. Any remaining Excess Cash Flow, following the distributions described in clause 7 above, to the Owner Trust Certificates.

[DM Tables, Available Funds Rate Schedule and Collateral Tables to follow]

Impac CMB Trust Series 2004-7, Class 1-A-1

Price-DM Sensitivity Report

Settlement:	7/29/04
Class Balance:	1,047,174,000
Pass-Thru Margin (pre-step-up):	0.380%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	38	38	38	38	38
WAL (yr)	9.65	2.92	2.29	1.40	1.10
MDUR (yr)	8.88	2.83	2.24	1.38	1.10
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	55	44	44	44	44
WAL (yr)	19.89	3.52	2.75	1.70	1.33
MDUR (yr)	16.32	3.35	2.65	1.66	1.31
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

Impac CMB Trust Series 2004-7, Class 1-A-2

Price-Yield Sensitivity Report

Settlement:	7/29/04
Class Balance:	116,352,000
Pass-Thru Margin (pre-step-up):	0.370%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	37	37	37	37	37
WAL (yr)	9.65	2.92	2.29	1.40	1.10
MDUR (yr)	8.89	2.83	2.24	1.38	1.10
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	54	43	43	43	43
WAL (yr)	19.89	3.52	2.75	1.70	1.33
MDUR (yr)	16.34	3.35	2.65	1.66	1.31
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

Impac CMB Trust Series 2004-7, Class M-1

Price-DM Sensitivity Report

Settlement:	7/29/04
Class Balance:	38,499,000
Pass-Thru Margin (pre-step-up):	0.600%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	60	60	60	60	60
WAL (yr)	9.64	2.92	2.29	1.40	1.10
MDUR (yr)	8.77	2.81	2.22	1.38	1.09
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	73	65	65	65	65
WAL (yr)	19.88	3.51	2.75	1.69	1.33
MDUR (yr)	15.95	3.32	2.63	1.65	1.30
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

Impac CMB Trust Series 2004-7, Class M-2

Price-DM Sensitivity Report

Settlement:	7/29/04
Class Balance:	60,499,000
Pass-Thru Margin (pre-step-up):	0.650%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	65	65	65	65	65
WAL (yr)	9.64	2.92	2.29	1.40	1.10
MDUR (yr)	8.75	2.81	2.22	1.38	1.09
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	80	70	70	70	70
WAL (yr)	19.88	3.51	2.75	1.69	1.33
MDUR (yr)	15.86	3.31	2.63	1.65	1.30
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	22-May	18-Oct	13-May	11-May

Impac CMB Trust Series 2004-7, Class M-3

Price-DM Sensitivity Report

Settlement:	7/29/04
Class Balance:	44,001,000
Pass-Thru Margin (pre-step-up):	0.750%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	75	75	75	75	75
WAL (yr)	9.64	2.92	2.29	1.40	1.10
MDUR (yr)	8.71	2.80	2.22	1.38	1.09
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	92	81	81	81	81
WAL (yr)	19.88	3.51	2.75	1.69	1.33
MDUR (yr)	15.68	3.30	2.62	1.65	1.30
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

Impac CMB Trust Series 2004-7, Class M-4

Price-DM Sensitivity Report

Settlement:	7/29/04
Class Balance:	60,499,000
Pass-Thru Margin (pre-step-up):	1.150%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	115	115	115	115	115
WAL (yr)	9.64	2.92	2.29	1.40	1.10
MDUR (yr)	8.52	2.77	2.20	1.37	1.09
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	140	123	124	124	124
WAL (yr)	19.88	3.51	2.75	1.69	1.33
MDUR (yr)	15.00	3.26	2.59	1.64	1.29
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

Impac CMB Trust Series 2004-7, Class M-5

Price-DM Sensitivity Report

Settlement:	7/29/04
Class Balance:	60,499,000
Pass-Thru Margin (pre-step-up):	1.250%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	125	125	125	125	125
WAL (yr)	9.64	2.92	2.29	1.40	1.10
MDUR (yr)	8.48	2.77	2.19	1.37	1.08
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	152	134	134	135	135
WAL (yr)	19.88	3.51	2.75	1.69	1.33
MDUR (yr)	14.83	3.24	2.59	1.63	1.29
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

[Available Funds Rate Schedule and Collateral Tables to follow]

Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	1.85	1.85
2	3.69	10.38
3	3.95	10.82
4	3.88	10.94
5	3.96	11.20
6	4.02	11.44
7	4.32	11.93
8	4.72	12.50
9	4.51	12.46
10	4.67	12.76
11	4.68	12.92
12	4.89	13.29
13	5.04	13.64
14	5.13	13.88
15	5.30	14.20
16	5.31	14.35
17	5.49	14.66
18	5.54	14.83
19	5.68	15.17
20	6.07	15.69
21	6.04	15.72
22	6.12	15.89
23	5.73	15.47
24	5.61	11.80
25	6.33	11.44
26	6.48	10.98
27	6.77	11.31
28	6.71	11.25
29	6.94	11.53
30	6.91	11.55
31	7.08	12.06
32	7.63	12.74
33	7.05	12.08
34	7.22	12.31
35	7.05	11.65
36	7.35	10.10
37	7.45	10.61
38	7.46	10.63
39	7.70	10.93
40	7.49	10.68
41	7.73	10.98
42	7.63	10.94
43	7.79	11.34
44	8.29	11.98
45	7.82	11.39
46	8.06	11.71
47	7.86	11.49
48	8.15	11.93
49	8.01	11.73
50	8.02	11.75
51	8.27	12.08
52	8.04	11.80
53	8.30	12.13
54	8.13	11.93
55	8.30	12.03

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.
(2) Based on the 1-Month LIBOR, 3-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR, and 1-Year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.
(3) Assumes that the 1-Month LIBOR, 3-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		4,474	
Total Outstanding Balance		$1,280,405,612	
Average Loan Balance		$286,188	$39,923 to $2,000,000
WA Mortgage Rate		5.413%	2.375% to 9.750%
WA Mortgage Rate Net LPMI		5.381%	2.375% to 9.750%
Net WAC		4.973%	1.968% to 9.343%
ARM Characteristics			
WA Gross Margin		3.542%	1.500% to 8.750%
WA Months to First Roll		29	1 to 120
WA First Periodic Cap		2.731%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.165%	1.000% to 6.000%
WA Lifetime Cap		11.368%	8.375% to 16.750%
WA Lifetime Floor		3.575%	1.500% to 9.750%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	353 to 360
WA Age (months)		1	0 to 7
WA LTV		76.73%	15.00% to 100.00%
WA FICO		700	
WA DTI%		37.67%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		69.39%	
Prepay Moves Exempted	Soft	26.70%	
	Hard	42.68%	
	No Prepay	30.61%	
	Unknown	0.00%	

Top 5 States		Prop Types		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	60.77%	SFR	69.27%	REDUCED	49.27%	PUR	65.54%	OWNER	83.29%	0	30.61%
FL	9.85%	PUD	15.83%	FULL	25.13%	REFI/CO	23.98%	INV HM	12.84%	6	0.96%
NV	3.43%	CND	10.31%	NISA	5.49%	REFI	10.48%	2ND HM	3.87%	7	0.11%
AZ	2.52%	2-4 FAMILY	4.58%	NAV	5.07%					12	16.65%
VA	1.99%			NO RATIO	4.90%					24	27.77%
										36	13.35%
										48	0.05%
										60	10.49%

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB1M	$854,453	2	0.07	$427,227	4.375	360.00	632	64.10
30Y LIB1M - IO	$8,313,750	17	0.65	$489,044	4.388	360.00	720	73.45
30Y LIB3M	$307,951	2	0.02	$153,975	6.399	359.48	670	84.82
30Y LIB3M - IO	$1,923,200	5	0.15	$384,640	4.725	360.00	678	75.27
30Y LIB6M	$37,380,147	129	2.92	$289,769	5.257	359.69	679	77.61
30Y LIB6M - IO	$249,191,362	722	19.46	$345,140	4.773	359.73	702	76.81
30Y LIB12M	$564,463	5	0.04	$112,893	6.669	360.00	642	71.16
30Y LIB12M - IO	$1,384,892	5	0.11	$276,978	5.701	359.78	703	78.13
30Y CMT1Y - IO	$123,920	1	0.01	$123,920	2.375	359.00	714	80.00
2/28 LIB6M	$142,520,584	758	11.13	$188,022	6.208	359.55	678	81.65
2/28 LIB6M - IO	$354,710,939	1,113	27.70	$318,698	5.503	359.62	698	78.30
3/27 LIB6M	$66,617,510	449	5.20	$148,369	5.606	359.19	667	75.84
3/27 LIB6M - IO	$136,805,090	527	10.68	$259,592	5.473	359.51	704	75.05
3/1 LIB12M	$16,871,161	30	1.32	$562,372	4.502	357.69	721	72.29
3/1 LIB12M - IO	$58,445,549	100	4.56	$584,455	4.859	358.20	729	73.74
5/25 LIB6M	$28,106,999	106	2.20	$265,160	5.846	359.61	702	71.94
5/25 LIB6M - IO	$103,716,440	337	8.10	$307,764	5.744	359.59	719	73.73
5/1 LIB12M	$4,681,255	13	0.37	$360,097	5.600	359.40	717	75.56
5/1 LIB12M - IO	$18,461,600	34	1.44	$542,988	5.862	359.01	724	76.68
5/1 CMT1Y	$149,828	1	0.01	$149,828	5.250	359.00	760	41.66
5/1 CMT1Y - IO	$60,720	1	0.00	$60,720	5.500	360.00	759	80.00
7/23 LIB6M	$2,947,360	8	0.23	$368,420	5.597	359.13	718	73.74
7/23 LIB6M - IO	$1,865,900	4	0.15	$466,475	6.051	359.75	739	71.88
7/1 LIB12M	$13,104,512	27	1.02	$485,352	5.140	358.93	708	68.81
7/1 LIB12M - IO	$12,765,095	32	1.00	$398,909	5.392	359.09	731	72.76
10/20 LIB6M	$399,599	2	0.03	$199,799	5.958	359.28	688	73.68
10/1 LIB12M	$9,295,109	21	0.73	$442,624	5.548	359.00	733	70.37
10/1 LIB12M - IO	$8,836,226	23	0.69	$384,184	5.644	359.00	719	71.65
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$323,944	7	0.03	$46,278	6.490	359.02	702	80.15
$50,000.01 - $100,000.00	$47,470,267	563	3.71	$84,317	5.899	359.42	681	77.79
$100,000.01 - $150,000.00	$157,153,705	1,247	12.27	$126,025	5.785	359.46	688	79.59
$150,000.01 - $200,000.00	$78,847,091	490	6.16	$160,912	5.694	359.50	690	78.81
$200,000.01 - $250,000.00	$13,676,566	61	1.07	$224,206	5.736	359.77	698	77.11
$250,000.01 - $300,000.00	$16,140,423	58	1.26	$278,283	5.800	359.64	701	79.56
$300,000.01 - $350,000.00	$75,725,936	224	5.91	$338,062	5.301	359.51	702	76.66
$350,000.01 - $400,000.00	$214,418,458	569	16.75	$376,834	5.409	359.57	703	77.93
$400,000.01 - $450,000.00	$167,828,144	393	13.11	$427,044	5.381	359.59	706	78.20
$450,000.01 - $500,000.00	$120,674,659	253	9.42	$476,975	5.357	359.57	701	76.69
$500,000.01 - $550,000.00	$108,089,918	205	8.44	$527,268	5.382	359.46	702	76.59
$550,000.01 - $600,000.00	$72,548,813	126	5.67	$575,784	5.266	359.38	700	77.32
$600,000.01 - $650,000.00	$77,033,765	122	6.02	$631,424	5.200	359.49	703	74.28
$650,000.01 - $700,000.00	$21,629,804	32	1.69	$675,931	4.786	359.35	707	71.80
$700,000.01 - $750,000.00	$38,385,419	52	3.00	$738,181	4.936	359.46	689	66.21
$750,000.01 - $800,000.00	$11,566,513	15	0.90	$771,101	5.445	358.94	707	77.99
$800,000.01 - $850,000.00	$4,113,875	5	0.32	$822,775	4.698	359.80	721	70.94
$850,000.01 - $900,000.00	$5,331,584	6	0.42	$888,597	5.417	359.00	731	72.17
$900,000.01 - $950,000.00	$7,371,783	8	0.58	$921,473	5.152	359.50	711	64.17
$950,000.01 - $1,000,000.00	$22,799,221	23	1.78	$991,270	5.044	358.74	719	69.10
$1,000,000.01 - $1,050,000.00	$3,088,575	3	0.24	$1,029,525	5.083	358.67	694	63.28
$1,050,000.01 - $1,100,000.00	$1,092,500	1	0.09	$1,092,500	3.875	358.00	793	58.26
$1,100,000.01 - $1,150,000.00	$2,262,950	2	0.18	$1,131,475	3.801	359.49	718	64.78
$1,150,000.01 - $1,200,000.00	$1,179,750	1	0.09	$1,179,750	3.375	359.00	753	65.55
$1,200,000.01 - $1,250,000.00	$3,727,008	3	0.29	$1,242,336	4.710	359.67	711	67.91
$1,250,000.01 - $1,300,000.00	$1,299,941	1	0.10	$1,299,941	4.625	358.00	739	60.00
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.11	$1,365,000	4.000	358.00	743	66.58
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.12	$1,500,000	4.375	358.00	708	52.08
$1,750,000.01 - $1,800,000.00	$1,760,000	1	0.14	$1,760,000	5.875	358.00	750	80.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.16	$2,000,000	4.250	358.00	796	57.80
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$323,944	7	0.03	$46,278	6.490	359.02	702	80.15
$50,000.01 - $100,000.00	$47,470,267	563	3.71	$84,317	5.899	359.42	681	77.79
$100,000.01 - $150,000.00	$157,003,751	1,246	12.26	$126,006	5.784	359.46	688	79.58
$150,000.01 - $200,000.00	$78,997,045	491	6.17	$160,890	5.695	359.50	690	78.84
$200,000.01 - $250,000.00	$13,676,566	61	1.07	$224,206	5.736	359.77	698	77.11
$250,000.01 - $300,000.00	$16,140,423	58	1.26	$278,283	5.800	359.64	701	79.56
$300,000.01 - $350,000.00	$75,725,936	224	5.91	$338,062	5.301	359.51	702	76.66
$350,000.01 - $400,000.00	$214,418,458	569	16.75	$376,834	5.409	359.57	703	77.93
$400,000.01 - $450,000.00	$167,828,144	393	13.11	$427,044	5.381	359.59	706	78.20

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$450,000.01 - $500,000.00	$120,674,659	253	9.42	$476,975	5.357	359.57	701	76.69
$500,000.01 - $550,000.00	$108,089,918	205	8.44	$527,268	5.382	359.46	702	76.59
$550,000.01 - $600,000.00	$72,548,813	126	5.67	$575,784	5.266	359.38	700	77.32
$600,000.01 - $650,000.00	$77,033,765	122	6.02	$631,424	5.200	359.49	703	74.28
$650,000.01 - $700,000.00	$21,629,804	32	1.69	$675,931	4.786	359.35	707	71.80
$700,000.01 - $750,000.00	$37,635,731	51	2.94	$737,956	4.909	359.45	689	65.93
$750,000.01 - $800,000.00	$12,316,201	16	0.96	$769,763	5.494	359.00	706	78.11
$800,000.01 - $850,000.00	$4,113,875	5	0.32	$822,775	4.698	359.80	721	70.94
$850,000.01 - $900,000.00	$5,331,584	6	0.42	$888,597	5.417	359.00	731	72.17
$900,000.01 - $950,000.00	$7,371,783	8	0.58	$921,473	5.152	359.50	711	64.17
$950,000.01 - $1,000,000.00	$22,799,221	23	1.78	$991,270	5.044	358.74	719	69.10
$1,000,000.01 - $1,050,000.00	$3,088,575	3	0.24	$1,029,525	5.083	358.67	694	63.28
$1,050,000.01 - $1,100,000.00	$1,092,500	1	0.09	$1,092,500	3.875	358.00	793	58.26
$1,100,000.01 - $1,150,000.00	$2,262,950	2	0.18	$1,131,475	3.801	359.49	718	64.78
$1,150,000.01 - $1,200,000.00	$1,179,750	1	0.09	$1,179,750	3.375	359.00	753	65.55
$1,200,000.01 - $1,250,000.00	$3,727,008	3	0.29	$1,242,336	4.710	359.67	711	67.91
$1,300,000.01 - $1,350,000.00	$1,299,941	1	0.10	$1,299,941	4.625	358.00	739	60.00
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.11	$1,365,000	4.000	358.00	743	66.58
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.12	$1,500,000	4.375	358.00	708	52.08
$1,750,000.01 - $1,800,000.00	$1,760,000	1	0.14	$1,760,000	5.875	358.00	750	80.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.16	$2,000,000	4.250	358.00	796	57.80
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$3,213,417	18	0.25	$178,523	5.395	359.59	703	70.82
AZ	$32,298,075	201	2.52	$160,687	5.563	359.31	701	76.42
CA	$778,100,353	1,973	60.77	$394,374	5.268	359.54	704	75.77
CO	$18,406,025	89	1.44	$206,809	5.316	359.35	700	76.60
CT	$5,167,773	15	0.40	$344,518	5.064	359.18	686	68.02
DC	$3,020,486	9	0.24	$335,610	5.689	359.46	699	75.51
DE	$265,488	2	0.02	$132,744	6.167	360.00	663	79.95
FL	$126,115,214	637	9.85	$197,983	5.715	359.61	696	79.22
GA	$16,760,422	92	1.31	$182,178	5.656	359.23	681	80.47
HI	$14,162,848	34	1.11	$416,554	5.571	359.63	702	68.71
IA	$1,316,019	15	0.10	$87,735	5.683	359.04	666	79.92
ID	$1,200,596	11	0.09	$109,145	5.472	359.09	650	79.26
IL	$25,382,472	111	1.98	$228,671	5.802	359.33	700	77.19
IN	$2,894,356	30	0.23	$96,479	5.804	359.26	676	81.32
KS	$2,057,907	18	0.16	$114,328	5.575	359.13	670	81.48
KY	$972,188	10	0.08	$97,219	5.565	359.00	638	79.94
LA	$370,725	3	0.03	$123,575	6.157	359.30	724	82.68
MA	$13,178,354	40	1.03	$329,459	5.337	359.00	702	79.53
MD	$23,987,446	86	1.87	$278,924	5.377	359.19	702	77.35

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ME	$898,850	5	0.07	$179,770	6.217	359.46	713	79.71
MI	$6,732,067	42	0.53	$160,287	6.153	359.32	667	80.69
MN	$11,813,297	71	0.92	$166,384	5.922	359.29	678	78.47
MO	$4,942,143	38	0.39	$130,056	5.851	359.13	676	80.91
MS	$1,343,491	12	0.10	$111,958	5.193	359.61	684	78.76
MT	$948,064	5	0.07	$189,613	5.630	359.14	718	81.98
NC	$5,554,589	47	0.43	$118,183	5.892	359.24	677	81.90
ND	$121,600	1	0.01	$121,600	7.125	360.00	649	80.00
NE	$150,580	2	0.01	$75,290	5.802	359.00	647	80.00
NH	$1,672,153	11	0.13	$152,014	5.367	359.64	692	75.75
NJ	$19,168,025	65	1.50	$294,893	6.026	359.34	690	78.19
NM	$1,960,902	10	0.15	$196,090	5.030	358.81	681	81.98
NV	$43,926,506	168	3.43	$261,467	5.696	359.49	701	79.90
NY	$10,151,842	17	0.79	$597,167	5.252	359.17	694	72.12
OH	$5,762,886	57	0.45	$101,103	5.700	359.13	659	79.00
OK	$439,603	4	0.03	$109,901	7.818	359.77	649	87.71
OR	$10,268,179	66	0.80	$155,578	5.195	359.33	689	74.48
PA	$2,127,121	16	0.17	$132,945	5.680	358.76	668	81.44
RI	$1,184,400	4	0.09	$296,100	6.092	359.56	665	84.31
SC	$6,346,317	30	0.50	$211,544	5.440	359.50	688	81.91
TN	$4,570,834	34	0.36	$134,436	5.773	359.33	665	81.06
TX	$13,927,563	82	1.09	$169,848	6.059	359.17	690	80.04
UT	$9,128,993	67	0.71	$136,254	5.518	359.54	721	80.32
VA	$25,515,454	106	1.99	$240,712	5.425	359.46	686	78.22
WA	$17,315,123	79	1.35	$219,179	5.449	359.30	690	78.22
WI	$5,063,616	36	0.40	$140,656	6.007	359.38	667	79.47
WV	$396,515	4	0.03	$99,129	6.341	358.89	692	89.38
WY	$104,735	1	0.01	$104,735	4.750	359.00	796	62.00
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Loan-to-Value Ratio

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$674,791	5	0.05	$134,958	5.135	359.33	664	18.59
20.01 - 25.00	$235,503	2	0.02	$117,752	4.742	359.42	720	21.53
25.01 - 30.00	$2,209,929	9	0.17	$245,548	5.025	359.57	721	27.94
30.01 - 35.00	$2,434,940	14	0.19	$173,924	5.071	359.65	698	31.99
35.01 - 40.00	$4,661,390	18	0.36	$258,966	4.951	359.58	704	37.94
40.01 - 45.00	$6,813,444	25	0.53	$272,538	4.560	359.51	713	42.52
45.01 - 50.00	$11,609,304	38	0.91	$305,508	5.317	359.68	674	47.39
50.01 - 55.00	$12,038,964	34	0.94	$354,087	4.846	359.11	724	52.39
55.01 - 60.00	$37,894,553	92	2.96	$411,897	4.817	359.32	711	58.32
60.01 - 65.00	$43,855,243	122	3.43	$359,469	5.042	359.55	711	63.36
65.01 - 70.00	$232,584,924	710	18.16	$327,584	4.803	359.62	707	69.48
70.01 - 75.00	$70,670,526	194	5.52	$364,281	5.507	359.34	700	73.77

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
75.01 - 80.00	$693,108,198	2,427	54.13	$285,582	5.431	359.45	698	79.83
80.01 - 85.00	$20,791,262	81	1.62	$256,682	5.968	359.51	678	84.31
85.01 - 90.00	$79,354,226	407	6.20	$194,974	6.417	359.65	696	89.72
90.01 - 95.00	$52,839,491	233	4.13	$226,779	6.822	359.35	686	94.89
95.01 - 100.00	$8,628,926	63	0.67	$136,967	7.097	359.04	702	99.65
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000 - 2.499	$123,920	1	0.01	$123,920	2.375	359.00	714	80.00
2.500 - 2.999	$4,167,300	11	0.33	$378,845	2.840	359.47	740	64.92
3.000 - 3.499	$16,460,241	36	1.29	$457,229	3.252	359.36	744	66.86
3.500 - 3.999	$64,042,448	166	5.00	$385,798	3.755	359.19	725	71.46
4.000 - 4.499	$105,688,308	283	8.25	$373,457	4.200	359.42	714	71.90
4.500 - 4.999	$204,453,927	649	15.97	$315,029	4.730	359.38	704	73.73
5.000 - 5.499	$259,982,177	873	20.30	$297,803	5.215	359.55	705	75.79
5.500 - 5.999	$334,764,018	1,210	26.15	$276,664	5.703	359.50	697	77.30
6.000 - 6.499	$129,616,562	479	10.12	$270,598	6.188	359.55	688	80.05
6.500 - 6.999	$87,326,304	372	6.82	$234,748	6.675	359.52	684	82.80
7.000 - 7.499	$36,136,419	176	2.82	$205,321	7.176	359.65	677	86.23
7.500 - 7.999	$22,080,190	131	1.72	$168,551	7.726	359.62	670	87.93
8.000 - 8.499	$6,563,689	39	0.51	$168,300	8.144	359.67	655	87.64
8.500 - 8.999	$4,398,645	29	0.34	$151,677	8.663	359.77	666	88.88
9.000 - 9.499	$3,478,893	13	0.27	$267,607	9.298	359.96	653	86.91
9.500 - 9.999	$1,122,571	6	0.09	$187,095	9.587	360.00	669	89.43
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$886,959,835	3,141	69.27	$282,381	5.422	359.52	697	76.95
PUD	$202,734,320	587	15.83	$345,374	5.328	359.29	704	76.70
CND	$132,032,871	567	10.31	$232,862	5.401	359.49	710	76.66
2-4 FAMILY	$58,678,586	179	4.58	$327,813	5.608	359.60	705	73.58
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$839,173,597	2,970	65.54	$282,550	5.433	359.49	708	78.75
REFI/CO	$307,052,838	1,024	23.98	$299,856	5.468	359.58	682	73.21
REFI	$134,179,177	480	10.48	$279,540	5.165	359.18	691	72.15
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$1,066,446,644	3,575	83.29	$298,307	5.387	359.47	698	77.21
INV HM	$164,378,820	733	12.84	$224,255	5.537	359.60	710	74.17
2ND HM	$49,580,148	166	3.87	$298,676	5.576	359.41	715	74.89
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
301 - 360	$1,280,405,612	4,474	100.00	$286,188	5.413	359.48	700	76.73
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$630,887,120	1,931	49.27	$326,715	5.380	359.62	702	76.39
FULL	$321,823,618	1,078	25.13	$298,538	5.134	359.39	704	75.22
NISA	$70,293,646	308	5.49	$228,226	6.130	359.76	695	80.81
NAV	$64,916,451	499	5.07	$130,093	5.427	358.95	657	80.09
NO RATIO	$62,683,049	243	4.90	$257,955	5.784	359.73	700	80.12
SISA	$58,131,075	129	4.54	$450,628	5.153	358.85	709	72.06
NINA	$57,120,943	255	4.46	$224,004	6.178	359.26	699	79.02
ALT	$14,549,709	31	1.14	$469,345	5.938	358.98	689	85.05
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$1,049,567	5	0.08	$209,913	6.188	359.40		76.90
> 820	$548,000	1	0.04	$548,000	3.375	358.00	836	80.00
801 - 820	$10,210,822	30	0.80	$340,361	5.300	359.56	807	75.06
781 - 800	$54,111,553	159	4.23	$340,324	5.018	359.47	789	71.34
761 - 780	$95,052,094	278	7.42	$341,914	4.997	359.41	770	75.77
741 - 760	$142,646,906	445	11.14	$320,555	5.197	359.44	750	76.05
721 - 740	$144,752,880	462	11.31	$313,318	5.207	359.48	730	75.97
701 - 720	$162,476,974	560	12.69	$290,137	5.392	359.52	710	77.25
681 - 700	$204,385,997	701	15.96	$291,563	5.387	359.54	690	77.32
661 - 680	$173,606,554	633	13.56	$274,260	5.578	359.47	670	78.86
641 - 660	$143,083,838	575	11.17	$248,841	5.642	359.50	651	76.66
621 - 640	$97,059,298	400	7.58	$242,648	5.775	359.56	631	77.70
601 - 620	$41,206,904	175	3.22	$235,468	5.920	359.28	612	77.15
581 - 600	$6,366,579	28	0.50	$227,378	6.145	359.29	594	72.73
561 - 580	$1,410,146	8	0.11	$176,268	6.885	357.63	569	59.31
541 - 560	$1,037,408	5	0.08	$207,482	8.175	359.36	553	66.46
521 - 540	$1,114,846	7	0.09	$159,264	9.136	359.83	530	67.77
501 - 520	$285,247	2	0.02	$142,624	9.298	359.03	506	75.00
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$391,973,675	1,174	30.61	$333,879	5.367	359.21	710	75.40
6	$12,335,270	34	0.96	$362,802	5.253	359.67	678	72.51
7	$1,438,700	3	0.11	$479,567	4.875	360.00	729	79.99
12	$213,217,482	614	16.65	$347,260	5.093	359.68	700	76.06
24	$355,514,122	1,338	27.77	$265,706	5.570	359.58	693	79.01
36	$170,952,988	811	13.35	$210,793	5.433	359.46	689	76.14
48	$595,821	2	0.05	$297,911	5.203	359.80	718	71.01
60	$134,377,553	498	10.49	$269,834	5.641	359.69	703	76.76
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	6	$297,970,862	877	23.27	$339,762	4.824	359.73	700	76.78
7 - 12	12	$2,073,275	11	0.16	$188,480	5.765	359.80	687	76.34
19 - 24	24	$497,231,523	1,871	38.83	$265,757	5.705	359.60	692	79.26
25 - 31	30	$2,660,644	12	0.21	$221,720	4.214	354.46	695	75.65
32 - 37	35	$276,078,666	1,094	21.56	$252,357	5.328	359.09	702	74.79
50 - 55	54	$560,000	1	0.04	$560,000	5.625	354.00	652	69.48

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
56 - 61	60	$154,616,842	491	12.08	$314,902	5.772	359.54	717	73.80
80 - 85	83	$30,682,867	71	2.40	$432,153	5.344	359.07	720	71.11
> 85	119	$18,530,934	46	1.45	$402,846	5.603	359.01	725	71.05
		$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500 - 1.749	$1,857,929	3	0.15	$619,310	3.753	360.00	772	68.09
1.750 - 1.999	$2,145,000	3	0.17	$715,000	3.131	359.46	730	53.11
2.000 - 2.249	$8,492,264	31	0.66	$273,944	4.688	359.17	734	70.54
2.250 - 2.499	$214,264,179	455	16.73	$470,910	5.250	358.86	725	72.85
2.500 - 2.749	$12,086,863	36	0.94	$335,746	4.603	359.52	716	73.51
2.750 - 2.999	$48,234,142	136	3.77	$354,663	4.846	359.55	719	74.12
3.000 - 3.249	$99,816,482	305	7.80	$327,267	4.798	359.66	727	76.37
3.250 - 3.499	$238,368,483	826	18.62	$288,582	5.260	359.71	737	75.76
3.500 - 3.749	$173,194,931	575	13.53	$301,209	5.261	359.77	681	78.23
3.750 - 3.999	$265,173,597	1,027	20.71	$258,202	5.755	359.72	672	77.34
4.000 - 4.249	$14,032,423	52	1.10	$269,854	5.892	359.69	663	81.95
4.250 - 4.499	$27,306,135	103	2.13	$265,108	5.622	359.42	644	76.08
4.500 - 4.749	$13,517,500	77	1.06	$175,552	5.325	359.32	664	77.93
4.750 - 4.999	$12,474,590	88	0.97	$141,757	5.354	359.15	671	81.21
5.000 - 5.249	$25,607,918	168	2.00	$152,428	5.988	359.03	675	85.65
5.250 - 5.499	$15,399,519	112	1.20	$137,496	5.681	358.94	666	80.39
5.500 - 5.749	$24,101,335	165	1.88	$146,069	5.871	359.12	666	80.33
5.750 - 5.999	$40,534,043	150	3.17	$270,227	6.068	359.30	674	78.75
6.000 - 6.249	$21,948,334	73	1.71	$300,662	6.276	359.03	667	82.88
6.250 - 6.499	$14,655,069	50	1.14	$293,101	6.797	359.08	650	90.07
6.500 - 6.749	$2,155,193	12	0.17	$179,599	6.741	359.53	659	82.26
6.750 - 6.999	$2,111,041	13	0.16	$162,388	6.852	359.65	640	76.37
7.250 - 7.499	$766,500	3	0.06	$255,500	8.129	360.00	626	87.25
7.500 - 7.749	$1,059,062	5	0.08	$211,812	7.969	359.90	692	87.37
8.000 - 8.249	$636,707	3	0.05	$212,236	8.250	359.15	678	92.68
8.250 - 8.499	$156,750	1	0.01	$156,750	8.500	360.00	766	95.00
8.500 - 8.749	$142,421	1	0.01	$142,421	8.950	360.00	717	95.00
8.750 - 8.999	$167,200	1	0.01	$167,200	9.000	360.00	662	95.00
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.000 - 8.499	$123,920	1	0.01	$123,920	2.375	359.00	714	80.00
8.500 - 8.999	$4,450,321	16	0.35	$278,145	2.963	358.85	739	65.46
9.000 - 9.499	$15,728,605	38	1.23	$413,911	3.308	359.34	743	67.44
9.500 - 9.999	$82,494,102	206	6.44	$400,457	4.007	359.15	722	71.78
10.000 - 10.499	$128,290,797	334	10.02	$384,104	4.398	359.34	717	72.12
10.500 - 10.999	$221,536,754	685	17.30	$323,411	4.865	359.39	705	73.80
11.000 - 11.499	$242,566,103	824	18.94	$294,376	5.250	359.59	704	76.03
11.500 - 11.999	$297,576,835	1,113	23.24	$267,365	5.711	359.52	694	77.66
12.000 - 12.499	$118,462,323	451	9.25	$262,666	6.153	359.55	686	80.28
12.500 - 12.999	$86,952,671	368	6.79	$236,284	6.588	359.59	684	82.33
13.000 - 13.499	$37,713,557	175	2.95	$215,506	7.040	359.71	676	85.28
13.500 - 13.999	$22,364,886	129	1.75	$173,371	7.510	359.54	679	88.47
14.000 - 14.499	$7,860,515	50	0.61	$157,210	7.903	359.53	666	90.67
14.500 - 14.999	$7,988,181	50	0.62	$159,764	8.199	359.58	667	88.81
15.000 - 15.499	$3,749,096	19	0.29	$197,321	8.976	359.83	669	84.72
15.500 - 15.999	$1,393,259	10	0.11	$139,326	9.246	359.66	648	83.10
16.000 - 16.499	$874,500	3	0.07	$291,500	9.298	360.00	538	75.25
16.500 - 16.999	$279,188	2	0.02	$139,594	9.666	360.00	521	72.62
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
08/04	$3,207,500	6	0.25	$534,583	4.305	360.00	732	74.12
09/04	$1,645,565	6	0.13	$274,261	4.746	357.19	695	78.08
10/04	$6,758,472	16	0.53	$422,404	4.479	359.75	688	73.01
11/04	$6,698,795	18	0.52	$372,155	4.658	358.55	711	77.94
12/04	$63,076,470	184	4.93	$342,807	4.748	359.00	704	77.87
01/05	$167,839,323	485	13.11	$346,060	4.805	360.00	701	76.88
02/05	$48,744,738	162	3.81	$300,893	5.091	360.00	689	75.51
05/05	$149,600	1	0.01	$149,600	5.450	358.00	654	80.00
06/05	$123,920	1	0.01	$123,920	2.375	359.00	714	80.00
07/05	$811,763	4	0.06	$202,941	6.718	360.00	674	74.09
08/05	$987,992	5	0.08	$197,598	5.456	360.00	699	77.18
03/06	$2,887,510	13	0.23	$222,116	5.150	356.79	707	80.15
04/06	$1,273,687	6	0.10	$212,281	6.409	357.25	700	79.61
05/06	$19,081,252	95	1.49	$200,855	5.771	358.33	669	80.64
06/06	$153,109,093	557	11.96	$274,882	5.745	359.00	683	80.74
07/06	$232,933,322	858	18.19	$271,484	5.648	360.00	699	78.62
08/06	$87,946,660	342	6.87	$257,154	5.781	360.00	693	78.04
12/06	$463,221	2	0.04	$231,610	4.623	353.00	606	73.13
01/07	$500,544	5	0.04	$100,109	4.400	354.00	716	73.79
02/07	$1,696,880	5	0.13	$339,376	4.047	355.00	713	76.88
03/07	$3,165,591	6	0.25	$527,599	4.946	356.16	729	74.45

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
04/07	$8,455,148	22	0.66	$384,325	4.601	357.04	722	79.27
05/07	$82,608,694	359	6.45	$230,108	4.963	358.36	700	75.34
06/07	$77,297,510	329	6.04	$234,947	5.355	359.00	694	75.91
07/07	$75,881,283	280	5.93	$271,005	5.631	360.00	707	73.62
08/07	$28,670,440	98	2.24	$292,556	5.759	360.00	706	71.98
01/09	$560,000	1	0.04	$560,000	5.625	354.00	652	69.48
03/09	$1,572,267	6	0.12	$262,044	5.427	356.42	724	77.69
04/09	$484,800	1	0.04	$484,800	5.375	357.00	715	80.00
05/09	$9,372,942	27	0.73	$347,146	5.437	358.00	730	75.02
06/09	$45,561,701	144	3.56	$316,401	5.815	359.00	707	76.61
07/09	$79,452,689	247	6.21	$321,671	5.772	360.00	721	73.03
08/09	$18,172,443	66	1.42	$275,340	5.882	360.00	713	68.95
03/11	$160,102	1	0.01	$160,102	5.875	356.00	647	80.00
04/11	$492,551	1	0.04	$492,551	4.875	357.00	702	45.00
05/11	$755,204	1	0.06	$755,204	4.750	358.00	742	69.10
06/11	$25,029,814	59	1.95	$424,234	5.296	359.00	717	71.28
07/11	$4,180,397	8	0.33	$522,550	5.755	360.00	742	72.90
08/11	$64,800	1	0.01	$64,800	6.500	360.00	658	90.00
06/14	$18,419,048	45	1.44	$409,312	5.601	359.00	725	71.13
07/14	$111,886	1	0.01	$111,886	5.875	360.00	745	57.43
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$3,207,500	6	0.25	$534,583	4.305	360.00	732	74.12
3	$8,191,854	20	0.64	$409,593	4.574	359.98	695	73.07
6	$286,571,509	851	22.38	$336,747	4.836	359.72	699	76.92
12	$2,073,275	11	0.16	$188,480	5.765	359.80	687	76.34
24	$497,231,523	1,871	38.83	$265,757	5.705	359.60	692	79.26
36	$278,739,310	1,106	21.77	$252,025	5.317	359.05	702	74.80
60	$155,176,842	492	12.12	$315,400	5.772	359.52	716	73.78
84	$30,682,867	71	2.40	$432,153	5.344	359.07	720	71.11
120	$18,530,934	46	1.45	$402,846	5.603	359.01	725	71.05
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$297,441,190	878	23.23	$338,771	4.827	359.73	700	76.83
1.500	$1,751,866	6	0.14	$291,978	6.910	358.91	641	74.03
2.000	$83,458,356	198	6.52	$421,507	4.975	358.16	725	75.61
3.000	$758,075,003	3,039	59.21	$249,449	5.658	359.57	694	77.53
5.000	$82,129,418	194	6.41	$423,348	5.517	359.01	721	73.04
6.000	$57,549,780	159	4.49	$361,948	5.668	359.60	721	72.61
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$1,069,233,277	3,969	83.51	$269,396	5.415	359.60	697	77.38
1.500	$8,699,059	43	0.68	$202,304	7.256	359.45	602	69.70
2.000	$201,323,276	461	15.72	$436,710	5.340	358.86	721	73.66
6.000	$1,150,000	1	0.09	$1,150,000	3.125	359.00	722	59.74
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$4,238,614	9	0.33	$470,957	4.530	358.51	730	72.24
5.01 - 10.00	$5,756,134	15	0.45	$383,742	5.177	358.95	729	70.46
10.01 - 15.00	$9,067,567	28	0.71	$323,842	5.234	359.28	700	69.84
15.01 - 20.00	$22,341,768	74	1.74	$301,916	4.646	359.04	728	70.85
20.01 - 25.00	$44,762,385	166	3.50	$269,653	5.053	359.39	712	74.19
25.01 - 30.00	$78,651,376	292	6.14	$269,354	5.186	359.33	700	74.43
30.01 - 35.00	$148,374,302	486	11.59	$305,297	5.312	359.42	710	75.64
35.01 - 40.00	$192,536,455	634	15.04	$303,685	5.436	359.46	698	77.28
40.01 - 45.00	$207,540,652	730	16.21	$284,302	5.404	359.45	696	77.93
45.01 - 50.00	$174,709,448	643	13.64	$271,710	5.399	359.56	694	78.38
50.01 - 55.00	$21,051,399	63	1.64	$334,149	5.198	359.58	680	71.60
> 55.00	$4,709,459	18	0.37	$261,637	5.629	359.55	707	77.43
Unknown	$366,666,052	1,316	28.64	$278,622	5.622	359.58	700	77.18
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		7,884	
Total Outstanding Balance		$2,130,476,007	
Average Loan Balance		$270,228	$39,923 to $2,000,000
WA Mortgage Rate		5.422%	2.375% to 9.750%
WA Mortgage Rate Net LPMI		5.384%	2.375% to 9.750%
Net WAC		4.977%	1.968% to 9.343%
ARM Characteristics			
WA Gross Margin		3.619%	1.500% to 8.750%
WA Months to First Roll		28	1 to 120
WA First Periodic Cap		2.749%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.126%	1.000% to 6.000%
WA Lifetime Cap		11.398%	7.830% to 16.750%
WA Lifetime Floor		3.656%	1.500% to 9.750%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		360	352 to 360
WA Age (months)		0	0 to 8
WA LTV		77.08%	15.00% to 100.00%
WA FICO		700	
WA DTI%		38.45%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		70.67%	
Prepay Moves Exempted	Soft	23.20%	
	Hard	47.47%	
	No Prepay	29.33%	
	Unknown	0.00%	

Top 5 States		Prop Types		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	61.34%	SFR	66.33%	REDUCED	50.28%	PUR	65.94%	OWNER	83.11%	0	29.33%
FL	8.10%	PUD	13.78%	FULL	24.75%	REFI/CO	24.37%	INV HM	13.53%	6	0.89%
NV	3.88%	CND	12.62%	NISA	5.58%	REFI	9.69%	2ND HM	3.35%	7	0.09%
VA	2.59%	2-4 FAMILY	7.27%	NAV	5.50%					12	17.07%
AZ	2.24%			NO RATIO	4.89%					24	32.09%
										36	14.19%
										48	0.03%
										60	6.31%

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB1M	$1,567,453	5	0.07	$313,491	4.311	360.00	670	64.59
30Y LIB1M - IO	$12,437,600	32	0.58	$388,675	4.472	359.98	720	75.52
30Y LIB3M	$307,951	2	0.01	$153,975	6.399	359.48	670	84.82
30Y LIB3M - IO	$2,521,900	7	0.12	$360,271	4.757	360.00	702	76.95
30Y LIB6M	$63,936,736	238	3.00	$268,642	5.341	359.69	676	79.33
30Y LIB6M - IO	$357,933,134	1,147	16.80	$312,060	4.757	359.73	703	77.01
1/29 LIB6M	$207,793	1	0.01	$207,793	5.990	360.00	717	80.00
30Y LIB12M	$804,161	6	0.04	$134,027	6.097	360.00	640	65.85
30Y LIB12M - IO	$1,876,692	7	0.09	$268,099	5.445	359.72	702	77.24
30Y CMT1Y - IO	$123,920	1	0.01	$123,920	2.375	359.00	714	80.00
2/28 LIB6M	$285,639,589	1,362	13.41	$209,721	6.103	359.54	680	81.56
2/28 LIB6M - IO	$665,547,635	2,336	31.24	$284,909	5.452	359.65	700	78.13
3/27 LIB6M	$120,362,471	685	5.65	$175,712	5.572	359.12	669	76.85
3/27 LIB6M - IO	$245,592,666	972	11.53	$252,667	5.443	359.52	703	75.33
3/1 LIB12M	$19,272,291	39	0.90	$494,161	4.595	357.88	721	73.11
3/1 LIB12M - IO	$65,105,749	124	3.06	$525,046	4.893	358.24	730	74.23
3/1 CMT1Y	$398,837	2	0.02	$199,418	4.385	358.51	707	59.92
5/25 LIB6M	$41,369,005	159	1.94	$260,182	5.837	359.62	703	70.97
5/25 LIB6M - IO	$155,116,787	524	7.28	$296,024	5.704	359.56	721	72.70
5/1 LIB12M	$7,382,792	24	0.35	$307,616	5.530	359.23	717	76.78
5/1 LIB12M - IO	$22,012,649	47	1.03	$468,354	5.819	358.98	724	76.92
5/1 CMT1Y	$149,828	1	0.01	$149,828	5.250	359.00	760	41.66
5/1 CMT1Y - IO	$60,720	1	0.00	$60,720	5.500	360.00	759	80.00
7/23 LIB6M	$3,279,647	9	0.15	$364,405	5.600	359.12	721	70.44
7/23 LIB6M - IO	$2,825,900	8	0.13	$353,238	6.018	359.73	748	70.98
7/1 LIB12M	$14,101,105	31	0.66	$454,874	5.136	358.95	710	69.29
7/1 LIB12M - IO	$17,818,303	51	0.84	$349,378	5.368	359.06	726	72.90
10/20 LIB6M	$399,599	2	0.02	$199,799	5.958	359.28	688	73.68
10/20 LIB6M - IO	$573,000	2	0.03	$286,500	6.113	360.00	727	45.94
10/1 LIB12M	$10,482,071	26	0.49	$403,157	5.537	359.00	734	70.20
10/1 LIB12M - IO	$11,268,026	33	0.53	$341,455	5.609	359.00	724	70.72
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$323,944	7	0.02	$46,278	6.490	359.02	702	80.15
$50,000.01 - $100,000.00	$47,470,267	563	2.23	$84,317	5.899	359.42	681	77.79
$100,000.01 - $150,000.00	$157,153,705	1,247	7.38	$126,025	5.785	359.46	688	79.59
$150,000.01 - $200,000.00	$234,052,832	1,330	10.99	$175,980	5.641	359.50	692	78.33
$200,000.01 - $250,000.00	$249,691,594	1,109	11.72	$225,150	5.458	359.57	697	78.25
$250,000.01 - $300,000.00	$258,863,239	938	12.15	$275,974	5.412	359.60	700	77.75
$300,000.01 - $350,000.00	$250,791,171	772	11.77	$324,859	5.323	359.54	703	77.10
$350,000.01 - $400,000.00	$229,919,329	610	10.79	$376,917	5.427	359.58	704	77.73
$400,000.01 - $450,000.00	$175,879,540	412	8.26	$426,892	5.379	359.60	706	77.94
$450,000.01 - $500,000.00	$130,798,438	274	6.14	$477,367	5.351	359.59	704	76.26
$500,000.01 - $550,000.00	$110,712,918	210	5.20	$527,204	5.380	359.47	702	76.50
$550,000.01 - $600,000.00	$75,446,913	131	3.54	$575,931	5.267	359.38	701	76.96
$600,000.01 - $650,000.00	$78,898,194	125	3.70	$631,186	5.212	359.49	703	74.26
$650,000.01 - $700,000.00	$21,629,804	32	1.02	$675,931	4.786	359.35	707	71.80
$700,000.01 - $750,000.00	$38,385,419	52	1.80	$738,181	4.936	359.46	689	66.21
$750,000.01 - $800,000.00	$11,566,513	15	0.54	$771,101	5.445	358.94	707	77.99
$800,000.01 - $850,000.00	$4,113,875	5	0.19	$822,775	4.698	359.80	721	70.94
$850,000.01 - $900,000.00	$5,331,584	6	0.25	$888,597	5.417	359.00	731	72.17
$900,000.01 - $950,000.00	$7,371,783	8	0.35	$921,473	5.152	359.50	711	64.17
$950,000.01 - $1,000,000.00	$22,799,221	23	1.07	$991,270	5.044	358.74	719	69.10
$1,000,000.01 - $1,050,000.00	$3,088,575	3	0.14	$1,029,525	5.083	358.67	694	63.28
$1,050,000.01 - $1,100,000.00	$1,092,500	1	0.05	$1,092,500	3.875	358.00	793	58.26
$1,100,000.01 - $1,150,000.00	$2,262,950	2	0.11	$1,131,475	3.801	359.49	718	64.78
$1,150,000.01 - $1,200,000.00	$1,179,750	1	0.06	$1,179,750	3.375	359.00	753	65.55
$1,200,000.01 - $1,250,000.00	$3,727,008	3	0.17	$1,242,336	4.710	359.67	711	67.91
$1,250,000.01 - $1,300,000.00	$1,299,941	1	0.06	$1,299,941	4.625	358.00	739	60.00
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.06	$1,365,000	4.000	358.00	743	66.58
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.07	$1,500,000	4.375	358.00	708	52.08
$1,750,000.01 - $1,800,000.00	$1,760,000	1	0.08	$1,760,000	5.875	358.00	750	80.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.09	$2,000,000	4.250	358.00	796	57.80
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$323,944	7	0.02	$46,278	6.490	359.02	702	80.15
$50,000.01 - $100,000.00	$47,470,267	563	2.23	$84,317	5.899	359.42	681	77.79
$100,000.01 - $150,000.00	$157,003,751	1,246	7.37	$126,006	5.784	359.46	688	79.58
$150,000.01 - $200,000.00	$234,002,902	1,330	10.98	$175,942	5.641	359.50	692	78.34
$200,000.01 - $250,000.00	$249,641,904	1,109	11.72	$225,105	5.459	359.57	697	78.27
$250,000.01 - $300,000.00	$259,112,814	939	12.16	$275,945	5.411	359.60	700	77.73
$300,000.01 - $350,000.00	$250,791,171	772	11.77	$324,859	5.323	359.54	703	77.10
$350,000.01 - $400,000.00	$229,919,329	610	10.79	$376,917	5.427	359.58	704	77.73
$400,000.01 - $450,000.00	$175,879,540	412	8.26	$426,892	5.379	359.60	706	77.94

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$450,000.01 - $500,000.00	$130,798,438	274	6.14	$477,367	5.351	359.59	704	76.26
$500,000.01 - $550,000.00	$110,712,918	210	5.20	$527,204	5.380	359.47	702	76.50
$550,000.01 - $600,000.00	$75,446,913	131	3.54	$575,931	5.267	359.38	701	76.96
$600,000.01 - $650,000.00	$78,898,194	125	3.70	$631,186	5.212	359.49	703	74.26
$650,000.01 - $700,000.00	$21,629,804	32	1.02	$675,931	4.786	359.35	707	71.80
$700,000.01 - $750,000.00	$37,635,731	51	1.77	$737,956	4.909	359.45	689	65.93
$750,000.01 - $800,000.00	$12,316,201	16	0.58	$769,763	5.494	359.00	706	78.11
$800,000.01 - $850,000.00	$4,113,875	5	0.19	$822,775	4.698	359.80	721	70.94
$850,000.01 - $900,000.00	$5,331,584	6	0.25	$888,597	5.417	359.00	731	72.17
$900,000.01 - $950,000.00	$7,371,783	8	0.35	$921,473	5.152	359.50	711	64.17
$950,000.01 - $1,000,000.00	$22,799,221	23	1.07	$991,270	5.044	358.74	719	69.10
$1,000,000.01 - $1,050,000.00	$3,088,575	3	0.14	$1,029,525	5.083	358.67	694	63.28
$1,050,000.01 - $1,100,000.00	$1,092,500	1	0.05	$1,092,500	3.875	358.00	793	58.26
$1,100,000.01 - $1,150,000.00	$2,262,950	2	0.11	$1,131,475	3.801	359.49	718	64.78
$1,150,000.01 - $1,200,000.00	$1,179,750	1	0.06	$1,179,750	3.375	359.00	753	65.55
$1,200,000.01 - $1,250,000.00	$3,727,008	3	0.17	$1,242,336	4.710	359.67	711	67.91
$1,300,000.01 - $1,350,000.00	$1,299,941	1	0.06	$1,299,941	4.625	358.00	739	60.00
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.06	$1,365,000	4.000	358.00	743	66.58
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.07	$1,500,000	4.375	358.00	708	52.08
$1,750,000.01 - $1,800,000.00	$1,760,000	1	0.08	$1,760,000	5.875	358.00	750	80.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.09	$2,000,000	4.250	358.00	796	57.80
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$5,386,817	26	0.25	$207,185	5.023	359.61	711	70.26
AR	$205,334	1	0.01	$205,334	7.550	360.00	750	100.00
AZ	$47,791,176	272	2.24	$175,703	5.611	359.38	694	77.76
CA	$1,306,875,780	3,997	61.34	$326,964	5.283	359.57	705	75.90
CO	$35,819,929	165	1.68	$217,090	5.366	359.44	698	78.69
CT	$7,639,154	27	0.36	$282,932	5.444	359.26	691	72.63
DC	$5,220,986	17	0.25	$307,117	5.633	359.50	705	77.14
DE	$571,149	3	0.03	$190,383	6.746	360.00	639	85.32
FL	$172,505,531	844	8.10	$204,390	5.691	359.62	695	79.75
GA	$21,042,339	112	0.99	$187,878	5.614	359.29	683	80.71
HI	$17,324,278	44	0.81	$393,734	5.632	359.65	703	69.50
IA	$1,525,348	16	0.07	$95,334	5.692	359.04	660	79.93
ID	$2,265,024	16	0.11	$141,564	6.086	359.22	680	84.18
IL	$47,333,259	205	2.22	$230,894	5.927	359.44	696	79.66
IN	$4,164,312	36	0.20	$115,675	5.719	359.01	682	81.81
KS	$2,512,826	20	0.12	$125,641	5.590	359.21	672	81.21
KY	$1,252,188	11	0.06	$113,835	5.494	359.22	659	79.95
LA	$370,725	3	0.02	$123,575	6.157	359.30	724	82.68
MA	$30,311,071	107	1.42	$283,281	5.521	359.31	695	79.50

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
MD	$46,994,502	180	2.21	$261,081	5.394	359.26	695	78.85
ME	$1,766,920	8	0.08	$220,865	5.584	359.42	709	77.88
MI	$8,442,534	50	0.40	$168,851	6.074	359.41	673	80.11
MN	$23,462,657	126	1.10	$186,212	5.766	359.23	676	79.44
MO	$5,846,315	42	0.27	$139,198	5.739	359.04	675	80.94
MS	$2,124,653	16	0.10	$132,791	4.998	359.67	703	78.80
MT	$948,064	5	0.04	$189,613	5.630	359.14	718	81.98
NC	$9,492,927	64	0.45	$148,327	5.777	359.28	681	79.77
ND	$121,600	1	0.01	$121,600	7.125	360.00	649	80.00
NE	$150,580	2	0.01	$75,290	5.802	359.00	647	80.00
NH	$4,467,200	23	0.21	$194,226	5.826	359.63	667	75.47
NJ	$36,976,264	139	1.74	$266,016	6.082	359.28	686	78.07
NM	$1,960,902	10	0.09	$196,090	5.030	358.81	681	81.98
NV	$82,759,507	341	3.88	$242,697	5.659	359.58	699	79.46
NY	$21,012,303	57	0.99	$368,637	5.549	359.24	695	74.79
OH	$7,957,587	68	0.37	$117,023	5.651	359.15	669	78.79
OK	$613,424	5	0.03	$122,685	6.630	358.42	663	85.52
OR	$15,629,085	92	0.73	$169,881	5.333	359.42	685	76.94
PA	$4,712,561	27	0.22	$174,539	5.850	359.16	684	83.23
RI	$2,653,767	10	0.12	$265,377	5.833	359.18	671	81.07
SC	$9,668,565	44	0.45	$219,740	5.587	359.49	687	82.42
TN	$5,535,822	38	0.26	$145,680	5.759	359.31	672	81.67
TX	$18,183,953	100	0.85	$181,840	6.044	359.23	685	80.38
UT	$15,118,624	96	0.71	$157,486	5.507	359.58	710	79.88
VA	$55,273,709	228	2.59	$242,429	5.444	359.42	686	79.81
WA	$30,322,047	136	1.42	$222,956	5.415	359.46	689	78.10
WI	$7,182,810	47	0.34	$152,826	5.851	359.27	667	78.69
WV	$875,166	6	0.04	$145,861	6.182	359.28	685	89.18
WY	$104,735	1	0.00	$104,735	4.750	359.00	796	62.00
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Loan-to-Value Ratio

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$674,791	5	0.03	$134,958	5.135	359.33	664	18.59
20.01 - 25.00	$720,167	4	0.03	$180,042	4.943	359.81	751	22.66
25.01 - 30.00	$2,722,429	11	0.13	$247,494	4.836	359.65	728	27.67
30.01 - 35.00	$4,201,546	21	0.20	$200,074	5.232	359.70	693	32.31
35.01 - 40.00	$7,443,628	30	0.35	$248,121	5.134	359.62	714	37.72
40.01 - 45.00	$9,619,585	38	0.45	$253,147	4.832	359.54	709	42.61
45.01 - 50.00	$16,875,369	61	0.79	$276,645	5.212	359.56	694	47.59
50.01 - 55.00	$18,199,951	58	0.85	$313,792	4.938	359.29	717	52.64
55.01 - 60.00	$50,253,295	137	2.36	$366,812	4.954	359.43	711	58.30
60.01 - 65.00	$66,426,049	206	3.12	$322,457	5.079	359.57	710	63.30
65.01 - 70.00	$394,845,210	1,340	18.53	$294,661	4.833	359.69	709	69.57

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
70.01 - 75.00	$109,020,578	340	5.12	$320,649	5.487	359.41	696	73.88
75.01 - 80.00	$1,177,815,166	4,386	55.28	$268,540	5.430	359.48	698	79.82
80.01 - 85.00	$34,502,308	135	1.62	$255,573	5.860	359.49	681	84.22
85.01 - 90.00	$129,597,537	617	6.08	$210,045	6.350	359.57	693	89.69
90.01 - 95.00	$85,102,298	372	3.99	$228,770	6.801	359.41	687	94.87
95.01 - 100.00	$22,456,100	123	1.05	$182,570	6.906	359.07	707	99.80
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000 - 2.499	$123,920	1	0.01	$123,920	2.375	359.00	714	80.00
2.500 - 2.999	$4,731,057	13	0.22	$363,927	2.841	359.15	744	66.17
3.000 - 3.499	$23,493,024	63	1.10	$372,905	3.255	359.27	743	67.87
3.500 - 3.999	$91,761,710	272	4.31	$337,359	3.751	359.30	724	71.42
4.000 - 4.499	$160,805,989	499	7.55	$322,256	4.207	359.46	718	72.38
4.500 - 4.999	$364,287,716	1,287	17.10	$283,052	4.727	359.43	705	74.32
5.000 - 5.499	$452,698,066	1,634	21.25	$277,049	5.212	359.57	704	75.99
5.500 - 5.999	$551,935,385	2,093	25.91	$263,705	5.696	359.53	697	77.62
6.000 - 6.499	$213,810,624	812	10.04	$263,314	6.188	359.58	687	80.16
6.500 - 6.999	$148,008,701	624	6.95	$237,193	6.676	359.53	683	83.22
7.000 - 7.499	$59,837,944	277	2.81	$216,021	7.185	359.59	673	86.52
7.500 - 7.999	$35,238,309	187	1.65	$188,440	7.715	359.64	671	88.00
8.000 - 8.499	$12,043,765	62	0.57	$194,254	8.139	359.71	640	85.00
8.500 - 8.999	$6,506,780	38	0.31	$171,231	8.669	359.76	660	87.79
9.000 - 9.499	$3,846,446	15	0.18	$256,430	9.276	359.96	660	87.68
9.500 - 9.999	$1,346,571	7	0.06	$192,367	9.614	360.00	653	87.86
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$1,413,174,611	5,305	66.33	$266,385	5.434	359.53	696	77.45
PUD	$293,621,511	961	13.78	$305,537	5.369	359.36	703	77.28
CND	$268,857,559	1,128	12.62	$238,349	5.347	359.54	710	76.88
2-4 FAMILY	$154,822,326	490	7.27	$315,964	5.547	359.64	708	73.69
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$1,404,811,300	5,233	65.94	$268,452	5.432	359.51	708	78.97
REFI/CO	$519,241,377	1,869	24.37	$277,818	5.488	359.62	681	73.63
REFI	$206,423,330	782	9.69	$263,968	5.189	359.28	690	72.88
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$1,770,698,612	6,424	83.11	$275,638	5.411	359.50	697	77.70
INV HM	$288,309,871	1,203	13.53	$239,659	5.459	359.64	713	73.77
2ND HM	$71,467,524	257	3.35	$278,084	5.541	359.47	715	75.07
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
301 - 360	$2,130,476,007	7,884	100.00	$270,228	5.422	359.51	700	77.08
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$1,071,158,308	3,664	50.28	$292,347	5.391	359.63	704	76.76
FULL	$527,359,448	1,904	24.75	$276,974	5.129	359.46	703	75.59
NISA	$118,858,308	502	5.58	$236,770	6.079	359.75	696	80.49
NAV	$117,198,125	735	5.50	$159,453	5.354	358.95	660	80.25
NO RATIO	$104,232,558	408	4.89	$255,472	5.825	359.69	698	80.40
NINA	$100,998,352	442	4.74	$228,503	6.139	359.32	695	78.90
SISA	$72,293,552	184	3.39	$392,900	5.337	358.90	699	72.64
ALT	$18,107,356	44	0.85	$411,531	5.998	358.97	692	84.51
LISA	$270,000	1	0.01	$270,000	4.375	360.00	691	61.37
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$2,092,131	9	0.10	$232,459	5.540	359.24		75.03
> 820	$548,000	1	0.03	$548,000	3.375	358.00	836	80.00
801 - 820	$14,949,131	46	0.70	$324,981	5.218	359.50	807	73.01
781 - 800	$90,920,093	301	4.27	$302,060	5.031	359.47	789	71.99
761 - 780	$155,239,935	516	7.29	$300,853	5.019	359.48	770	75.42
741 - 760	$231,029,209	789	10.84	$292,813	5.215	359.53	750	76.22
721 - 740	$247,000,292	858	11.59	$287,879	5.233	359.53	730	76.63
701 - 720	$266,003,212	983	12.49	$270,603	5.343	359.55	710	77.70
681 - 700	$347,654,717	1,273	16.32	$273,099	5.406	359.55	690	77.76
661 - 680	$290,749,608	1,108	13.65	$262,409	5.582	359.50	670	79.09
641 - 660	$244,120,230	988	11.46	$247,085	5.647	359.51	651	77.37
621 - 640	$155,099,827	644	7.28	$240,838	5.808	359.52	631	77.97
601 - 620	$65,321,817	276	3.07	$236,673	5.940	359.33	612	77.36
581 - 600	$11,656,702	51	0.55	$228,563	6.228	359.34	594	73.91
561 - 580	$3,160,263	16	0.15	$197,516	7.325	358.52	570	63.26
541 - 560	$2,410,169	12	0.11	$200,847	7.744	359.08	552	67.38
521 - 540	$1,764,423	9	0.08	$196,047	8.773	359.89	530	67.00
501 - 520	$756,247	4	0.04	$189,062	7.768	359.63	510	68.21
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$624,940,274	2,093	29.33	$298,586	5.419	359.30	708	76.03
6	$18,918,869	58	0.89	$326,187	5.402	359.68	683	74.03
7	$1,884,700	5	0.09	$376,940	4.900	359.90	734	76.78
12	$363,734,829	1,209	17.07	$300,856	5.103	359.68	702	76.23
24	$683,752,699	2,663	32.09	$256,760	5.542	359.60	695	78.82
36	$302,271,261	1,356	14.19	$222,914	5.449	359.47	690	76.67
48	$595,821	2	0.03	$297,911	5.203	359.80	718	71.01
60	$134,377,553	498	6.31	$269,834	5.641	359.69	703	76.76
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	6	$438,704,774	1,431	20.59	$306,572	4.834	359.73	700	77.26
7 - 12	12	$3,012,565	15	0.14	$200,838	5.531	359.78	687	74.50
13 - 18	17	$194,044	1	0.01	$194,044	4.875	353.00	559	70.00
19 - 24	24	$950,993,179	3,697	44.64	$257,234	5.647	359.62	694	79.16
25 - 31	30	$4,277,894	19	0.20	$225,152	3.959	354.50	714	76.39
32 - 37	35	$446,454,119	1,803	20.96	$247,617	5.374	359.20	699	75.46

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
50 - 55	54	$560,000	1	0.03	$560,000	5.625	354.00	652	69.48
56 - 61	60	$225,531,782	755	10.59	$298,718	5.734	359.52	718	72.92
80 - 85	83	$38,024,955	99	1.78	$384,090	5.350	359.08	721	71.20
> 85	119	$22,722,695	63	1.07	$360,678	5.594	359.03	728	69.91
		$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500 - 1.749	$2,515,429	6	0.12	$419,238	3.692	359.80	776	62.29
1.750 - 1.999	$2,145,000	3	0.10	$715,000	3.131	359.46	730	53.11
2.000 - 2.249	$13,079,478	50	0.61	$261,590	4.489	358.72	742	72.06
2.250 - 2.499	$268,741,345	656	12.61	$409,667	5.255	358.91	727	72.56
2.500 - 2.749	$17,063,537	58	0.80	$294,199	4.676	359.61	720	73.98
2.750 - 2.999	$63,155,905	195	2.96	$323,876	4.867	359.52	720	74.38
3.000 - 3.249	$147,367,462	492	6.92	$299,527	4.766	359.69	731	76.19
3.250 - 3.499	$448,934,635	1,649	21.07	$272,247	5.241	359.71	737	76.00
3.500 - 3.749	$287,653,852	1,026	13.50	$280,364	5.240	359.74	684	78.33
3.750 - 3.999	$500,456,607	1,974	23.49	$253,524	5.701	359.73	672	77.45
4.000 - 4.249	$21,577,129	84	1.01	$256,871	5.844	359.64	665	81.39
4.250 - 4.499	$48,135,738	193	2.26	$249,408	5.532	359.40	647	76.91
4.500 - 4.749	$27,221,317	134	1.28	$203,144	5.317	359.23	662	78.51
4.750 - 4.999	$23,487,162	136	1.10	$172,700	5.353	359.06	669	81.00
5.000 - 5.249	$57,329,054	306	2.69	$187,350	6.106	359.00	683	87.24
5.250 - 5.499	$28,546,573	171	1.34	$166,939	5.645	358.97	663	80.23
5.500 - 5.749	$40,486,348	238	1.90	$170,111	5.912	359.14	663	80.05
5.750 - 5.999	$65,321,086	249	3.07	$262,334	6.129	359.35	676	79.37
6.000 - 6.249	$34,540,398	126	1.62	$274,130	6.364	359.08	663	82.72
6.250 - 6.499	$20,772,550	78	0.98	$266,315	6.797	359.19	653	87.85
6.500 - 6.749	$3,270,413	17	0.15	$192,377	6.503	359.41	655	82.61
6.750 - 6.999	$3,616,113	19	0.17	$190,322	6.951	359.33	637	76.79
7.000 - 7.249	$708,288	4	0.03	$177,072	6.946	359.49	693	84.84
7.250 - 7.499	$952,000	4	0.04	$238,000	8.225	360.00	611	83.89
7.500 - 7.749	$1,372,150	6	0.06	$228,692	7.919	359.93	688	89.11
8.000 - 8.249	$636,707	3	0.03	$212,236	8.250	359.15	678	92.68
8.250 - 8.499	$479,554	2	0.02	$239,777	8.500	360.00	709	95.00
8.500 - 8.749	$565,421	3	0.03	$188,474	8.894	360.00	680	92.92
8.750 - 8.999	$344,753	2	0.02	$172,376	9.000	360.00	681	95.00
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
< 8.000	$304,757	1	0.01	$304,757	2.830	355.00	781	80.00
8.000 - 8.499	$861,686	4	0.04	$215,422	3.157	356.06	777	80.00
8.500 - 8.999	$5,124,039	19	0.24	$269,686	3.006	358.41	742	65.23
9.000 - 9.499	$22,656,492	64	1.06	$354,008	3.339	359.28	742	68.08
9.500 - 9.999	$117,548,665	339	5.52	$346,751	4.002	359.27	722	72.17
10.000 - 10.499	$187,997,498	569	8.82	$330,400	4.375	359.39	720	72.53
10.500 - 10.999	$382,798,259	1,330	17.97	$287,818	4.823	359.44	706	74.26
11.000 - 11.499	$427,698,551	1,554	20.08	$275,224	5.233	359.61	703	76.16
11.500 - 11.999	$502,905,770	1,949	23.61	$258,033	5.700	359.55	695	77.83
12.000 - 12.499	$197,939,987	764	9.29	$259,084	6.156	359.60	686	80.01
12.500 - 12.999	$143,147,544	597	6.72	$239,778	6.583	359.59	683	82.59
13.000 - 13.499	$62,653,425	281	2.94	$222,966	7.031	359.62	674	85.90
13.500 - 13.999	$40,802,065	210	1.92	$194,296	7.392	359.52	681	88.89
14.000 - 14.499	$16,354,026	86	0.77	$190,163	7.781	359.55	662	89.69
14.500 - 14.999	$12,960,108	71	0.61	$182,537	8.066	359.63	664	88.35
15.000 - 15.499	$5,359,945	27	0.25	$198,516	8.770	359.85	646	81.38
15.500 - 15.999	$1,985,500	13	0.09	$152,731	9.082	359.65	639	80.00
16.000 - 16.499	$874,500	3	0.04	$291,500	9.298	360.00	538	75.25
16.500 - 16.999	$503,188	3	0.02	$167,729	9.703	360.00	544	75.90
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
08/04	$3,992,200	9	0.19	$443,578	4.397	360.00	724	73.31
09/04	$2,729,865	10	0.13	$272,987	4.754	357.22	704	79.62
10/04	$9,618,331	26	0.45	$369,936	4.434	359.74	702	75.27
11/04	$13,511,948	44	0.63	$307,090	4.733	358.55	702	78.31
12/04	$87,225,509	280	4.09	$311,520	4.729	359.00	703	78.69
01/05	$241,415,594	775	11.33	$311,504	4.801	360.00	701	77.17
02/05	$80,211,327	287	3.76	$279,482	5.134	360.00	689	76.17
05/05	$149,600	1	0.01	$149,600	5.450	358.00	654	80.00
06/05	$356,720	2	0.02	$178,360	3.892	359.00	688	80.00
07/05	$1,518,253	7	0.07	$216,893	5.972	360.00	683	70.93
08/05	$987,992	5	0.05	$197,598	5.456	360.00	699	77.18
12/05	$194,044	1	0.01	$194,044	4.875	353.00	559	70.00
02/06	$169,358	1	0.01	$169,358	6.750	355.00	650	95.00
03/06	$5,578,443	24	0.26	$232,435	5.324	356.74	717	81.19
04/06	$3,523,511	15	0.17	$234,901	6.175	357.16	687	83.11
05/06	$33,556,541	155	1.58	$216,494	5.756	358.33	673	80.65
06/06	$280,291,166	1,077	13.16	$260,252	5.713	359.00	688	81.13
07/06	$462,183,373	1,775	21.69	$260,385	5.576	360.00	700	78.46
08/06	$165,690,789	650	7.78	$254,909	5.712	360.00	695	77.30
11/06	$240,896	1	0.01	$240,896	3.500	352.00	793	45.19

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12/06	$463,221	2	0.02	$231,610	4.623	353.00	606	73.13
01/07	$500,544	5	0.02	$100,109	4.400	354.00	716	73.79
02/07	$3,073,234	11	0.14	$279,385	3.824	355.00	724	79.75
03/07	$5,870,356	17	0.28	$345,315	5.076	356.36	704	76.30
04/07	$9,969,745	28	0.47	$356,062	4.754	357.06	717	79.43
05/07	$115,028,104	505	5.40	$227,778	5.033	358.46	691	76.37
06/07	$129,203,763	549	6.06	$235,344	5.348	359.00	693	76.72
07/07	$134,530,712	519	6.31	$259,211	5.627	360.00	707	74.34
08/07	$51,851,438	185	2.43	$280,278	5.692	360.00	703	72.34
01/09	$560,000	1	0.03	$560,000	5.625	354.00	652	69.48
03/09	$3,008,448	11	0.14	$273,495	5.495	356.41	718	81.11
04/09	$1,569,364	5	0.07	$313,873	5.019	357.00	707	73.54
05/09	$14,767,557	47	0.69	$314,203	5.333	358.00	732	74.75
06/09	$63,155,226	208	2.96	$303,631	5.766	359.00	711	75.69
07/09	$117,888,194	392	5.53	$300,735	5.737	360.00	722	71.61
08/09	$25,142,993	92	1.18	$273,293	5.948	360.00	707	70.00
03/11	$160,102	1	0.01	$160,102	5.875	356.00	647	80.00
04/11	$492,551	1	0.02	$492,551	4.875	357.00	702	45.00
05/11	$755,204	1	0.04	$755,204	4.750	358.00	742	69.10
06/11	$31,467,966	83	1.48	$379,132	5.307	359.00	718	71.64
07/11	$5,084,332	12	0.24	$423,694	5.725	360.00	745	70.86
08/11	$64,800	1	0.00	$64,800	6.500	360.00	658	90.00
05/14	$253,600	1	0.01	$253,600	5.000	358.00	794	80.00
06/14	$21,520,209	58	1.01	$371,038	5.573	359.00	727	70.61
07/14	$948,886	4	0.04	$237,221	6.227	360.00	723	51.21
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$3,992,200	9	0.19	$443,578	4.397	360.00	724	73.31
3	$12,842,704	37	0.60	$347,100	4.578	359.96	708	75.38
6	$421,869,870	1,385	19.80	$304,599	4.846	359.72	699	77.36
12	$3,012,565	15	0.14	$200,838	5.531	359.78	687	74.50
24	$951,187,223	3,698	44.65	$257,217	5.647	359.61	694	79.16
36	$450,732,013	1,822	21.16	$247,383	5.361	359.16	699	75.47
60	$226,091,782	756	10.61	$299,063	5.733	359.51	718	72.91
84	$38,024,955	99	1.78	$384,090	5.350	359.08	721	71.20
120	$22,722,695	63	1.07	$360,678	5.594	359.03	728	69.91
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$437,371,925	1,428	20.53	$306,283	4.830	359.74	700	77.29
1.500	$3,127,199	12	0.15	$260,600	7.036	359.08	625	74.62
2.000	$108,522,025	302	5.09	$359,344	5.222	358.34	723	78.78
3.000	$1,396,153,244	5,617	65.53	$248,559	5.606	359.58	695	77.50
5.000	$101,845,166	272	4.78	$374,431	5.477	358.91	721	73.52
6.000	$83,456,448	253	3.92	$329,867	5.582	359.55	726	71.09
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$1,858,015,652	7,140	87.21	$260,226	5.415	359.60	698	77.59
1.375	$273,100	1	0.01	$273,100	5.250	359.00	670	80.00
1.500	$16,406,450	78	0.77	$210,339	7.211	359.49	603	72.02
2.000	$254,630,804	664	11.95	$383,480	5.371	358.93	722	73.73
6.000	$1,150,000	1	0.05	$1,150,000	3.125	359.00	722	59.74
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$4,238,614	9	0.20	$470,957	4.530	358.51	730	72.24
5.01 - 10.00	$5,756,134	15	0.27	$383,742	5.177	358.95	729	70.46
10.01 - 15.00	$12,585,327	40	0.59	$314,633	5.085	359.41	708	69.32
15.01 - 20.00	$32,539,591	116	1.53	$280,514	4.860	359.05	725	72.50
20.01 - 25.00	$62,999,145	240	2.96	$262,496	5.056	359.42	710	74.04
25.01 - 30.00	$125,930,533	482	5.91	$261,267	5.222	359.41	700	74.82
30.01 - 35.00	$220,608,457	777	10.35	$283,923	5.327	359.46	707	76.31
35.01 - 40.00	$323,296,070	1,168	15.17	$276,795	5.426	359.46	699	77.83
40.01 - 45.00	$366,175,984	1,374	17.19	$266,504	5.430	359.49	696	78.22
45.01 - 50.00	$321,127,534	1,224	15.07	$262,359	5.376	359.56	695	78.63
50.01 - 55.00	$33,144,802	109	1.56	$304,081	5.284	359.62	681	70.93
> 55.00	$9,456,804	35	0.44	$270,194	5.657	359.64	687	75.77
Unknown	$612,617,012	2,295	28.75	$266,936	5.602	359.62	700	77.09
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

ABS New Transaction

Revised Computational Materials

Impac CMB Trust Series 2004-7 and Impac CMB Grantor Trusts 2004-7-1 through 5

COLLATERALIZED ASSET-BACKED BONDS and COLLATERALIZED ASSET-BACKED GRANTOR TRUST CERTIFICATES, SERIES 2004-7

$2,200,000,000
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Structural Term Sheet — *Date Revised: July 22, 2004*

$2,200,000,000 (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds and Collateralized Asset-Backed Grantor Trust Certificates, Series 2004-7

Class[(1)(2)]	Approximate Security Balance [(3)]	Tranche Type	WAL (Yrs.) Call/Mat [(4)(5)]	Modified Duration (Yrs.) Call/Mat [(4)(5)]	Payment Window (Mos.) Call/Mat [(4)(5)]	Expected Rating (Moody's / S&P) [(6)]	Last Scheduled Payment Date
1-A-1	1,047,174,000	Floating Rate Super Senior	2.29 / 2.75	2.24 / 2.65	1-55 / 1-171	Aaa / AAA	November 2034
1-A-2	116,352,000	Floating Rate Senior Support	2.29 / 2.75	2.24 / 2.65	1-55 / 1-171	Aaa / AAA	November 2034
2-A	772,477,000	Floating Rate Senior	2.29 / 2.75	2.24 / 2.65	1-55 / 1-170	Aaa / AAA	November 2034
M-1 [(7)]	38,499,000	Floating Rate Mezzanine	2.29 / 2.75	2.22 / 2.63	1-55 / 1-171	Aa1 / AAA	November 2034
M-2 [(7)]	60,499,000	Floating Rate Mezzanine	2.29 / 2.75	2.22 / 2.63	1-55 / 1-171	Aa2 / AA+	November 2034
M-3 [(7)]	44,001,000	Floating Rate Mezzanine	2.29 / 2.75	2.22 / 2.62	1-55 / 1-171	Aa3 / AA+	November 2034
M-4 [(7)]	60,499,000	Floating Rate Mezzanine	2.29 / 2.75	2.20 / 2.59	1-55 / 1-171	A1 / AA+	November 2034
M-5 [(7)]	60,499,000	Floating Rate Mezzanine	2.29 / 2.75	2.19 / 2.59	1-55 / 1-171	A2 / AA	November 2034
Total:	**$2,200,000,000**						

(1) The Class 1-A-1 and Class 1-A-2 Bonds (collectively, the "Class 1-A Bonds") are backed by the cash flows from the Group 1 Mortgage Loans and the Class 2-A Bonds are backed by the cash flows from the Group 2 Mortgage Loans. The Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates (together, the "Class M Certificates") are backed by the cash flows from the Mortgage Loans. Under limited circumstances, as described under "Priority of Payments" below, Cash Flows from one Loan Group may be used to cover Realized Losses in the other Loan Group.
(2) The Bonds and Class M Certificates are subject to a cap equal to the lesser of (i) 11.25% per annum for the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates and (ii) the applicable Available Funds Rate (as described below).
(3) The bond and certificate balances are subject to a +/-5% variance.
(4) The Bonds and Class M Certificates are priced to call. In the event that an optional clean-up call (as described below) does not occur on the earliest possible date, (i) the margin for the Class 1-A and Class 2-A Bonds will increase 2.0x, and (ii) the respective margins for the Class M Certificates will increase 1.5x.
(5) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.
(6) Rating agency contacts: Standard & Poor's, David Glehan, (212) 438-7324; Moody's, Ido Gonen, (212) 553-0323.
(7) Each class of Class M Certificates will be divided into two components (each a "Class M Component"), each entitled to distributions from the related mortgage loan group, as more fully described in the prospectus supplement.

Trust: Impac CMB Trust Series 2004-7.

Seller: Impac Mortgage Holdings, Inc. or an affiliate thereof.

Depositor: IMH Assets Corp.

Master Servicer: Impac Funding Corporation.

Sub-Servicers:	Commencing on or before September 1, 2004, GMAC Mortgage Corporation will act as sub-servicer with respect to substantially all of the Mortgage Loans deposited into the Trust on the Closing Date and, with respect to the Subsequent Mortgage Loans, no later than three months after the date of transfer.
Underwriter:	Countrywide Securities Corporation (Lead Manager), Merrill Lynch, Pierce, Fenner & Smith Incorporated (Co-Manager) and Bear, Stearns & Co. Inc. (Co-Manager).
Selling Group:	Mischler Financial Group, Inc.
Indenture Trustee/Custodian:	Deutsche Bank National Trust Company.
Owner Trustee:	Wilmington Trust Company.
Offered Securities:	The "Offered Securities" will consist of (i) the Class 1-A-1 and Class 1-A-2 Bonds (collectively, the "Class 1-A Bonds"), (ii) the Class 2-A Bonds and (iii) the Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates (together, the "Class M Certificates").
Owner Trust Certificates:	The Trust will also issue Owner Trust Certificates representing the beneficial ownership interest in the Trust. The Owner Trust Certificates are not offered hereby.
Registration:	The Offered Securities will be available in book-entry form through DTC.
ERISA Eligibility:	The Offered Securities are expected to be eligible for purchase by or on behalf of employee benefit plans subject to the Employee Retirement Income Security Act of 1974 and plans subject to Section 4975 of the Internal Revenue Code of 1986, subject to certain conditions.
SMMEA Eligibility:	The Class 1-A Bonds, Class 2-A Bonds, Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates will constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	July 1, 2004.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of July 1, 2004, or the origination date of such Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date.
Expected Pricing Date:	July [22], 2004.
Expected Closing Date:	July [29], 2004.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in August 2004.
Accrued Interest:	The price to be paid by investors for the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates will not include accrued interest thru the Closing Date (i.e., settling flat).

Interest Accrual Period:	With respect to the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis).
Due Date:	With respect to the Mortgage Loans, the first day of each calendar month.
Optional Termination:	Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Bonds and the Class M Certificates, which may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the Mortgage Loans is less than or equal to 20% of the Pre-Funded Amount and the Cut-off Date Balance, and (ii) the Payment Date occurring in August 2014.
Pricing Prepayment Speed:	The Offered Securities will be priced based on 30% CPR.
Mortgage Loans:	The Trust will include mortgage loans having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $2,130,476,007, of which: (a) approximately $1,280,405,612 consist of a pool of adjustable rate residential mortgage loans secured by first liens on the related mortgaged properties (the "Group 1 Mortgage Loans") and (b) approximately $850,070,395 consist of a pool of adjustable rate residential mortgage loans secured by first liens on the related mortgaged properties (the "Group 2 Mortgage Loans" and together, with the Group 1 Mortgage Loans, the "Mortgage Loans"). The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials. The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.
Group 1 Original Pre-Funded Amount:	A deposit of not more than $330,547,297.50 (the "Group 1 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 1 Pre-Funding Account") on the Closing Date for the benefit of the Class 1-A Bonds and Class M Certificates. From the Closing Date to no later than August 30, 2004 (the "Funding Period"), the Group 1 Pre-Funded Amount on deposit in the Group 1 Pre-Funding Account will be used to purchase subsequent Group 1 Mortgage Loans (the "Group 1 Subsequent Mortgage Loans"). Any portion of the Group 1 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed, pro rata, as a prepayment of principal on the Class 1-A Bonds and Class M Certificates on the immediately following Payment Date.
Group 1 Pre-Funded Amount:	The amount on deposit in the Group 1 Pre-Funding Account on any date of determination.
Group 2 Original	

Pre-Funded Amount: A deposit of not more than $219,452,702.50 (the "Group 2 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 2 Pre-Funding Account") on the Closing Date for the benefit of the Class 2-A Bonds and Class M Certificates. During the Funding Period, the Group 2 Pre-Funded Amount on deposit in the Group 2 Pre-Funding Account will be used to purchase subsequent Group 2 Mortgage Loans (the "Group 2 Subsequent Mortgage Loans"). Any portion of the Group 2 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed, pro rata, as a prepayment of principal on the Class 2-A Bonds and Class M Certificates on the immediately following Payment Date.

Group 2 Pre-Funded Amount: The amount on deposit in the Group 2 Pre-Funding Account on any date of determination.

Interest Rate: The Interest Rate on the Bonds and the Class M Certificates for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class (subject to increase in the event that the Optional Termination is not exercised), (b) the applicable Available Funds Rate, and (c) a fixed cap of 11.25% for the Class 1-A Bonds, Class 2-A Bonds, and Class M Certificates.

Premium Rate: Approximately 3.97% and 5.01%, respectively, of the Group 1 Mortgage Loans and Group 2 Mortgage Loans, by Sample Pool Calculation Date Balance, are covered by lender-paid mortgage insurance policies. The "Group 1 Premium Rate" for any period will equal the premium rate of each insured Group 1 Mortgage Loan for that period expressed as a weighted average rate for all the Group 1 Mortgage Loans. The "Group 2 Premium Rate" for any period will equal the premium rate of each insured Group 2 Mortgage Loan for that period expressed as a weighted average rate for all the Group 2 Mortgage Loans. The Group 1 Premium Rate and Group 2 Premium Rate of the Sample Pool is approximately 0.033% and 0.047%, respectively.

Group 1 Net Mortgage Rate: The "Group 1 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 1 Mortgage Loans minus the sum of (a) a sub-servicing fee rate (which is expected to be approximately 0.3750% as of the Closing Date), (b) a master servicing fee rate of 0.0300%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0024%, (d) the Group 1 Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 1 Mortgage Loans and the Group 1 Pre-Funded Amount (in the case of (d), weighted on the basis of the principal balances of the related Group 1 Mortgage Loans as of the prior due period).

Group 2 Net Mortgage Rate: The "Group 2 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 2 Mortgage Loans minus the sum of (a) a sub-servicing fee rate (which is expected to be approximately 0.3750% as of the Closing Date), (b) a master servicing fee rate of 0.0300%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0024%, (d) the Group 2 Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 2 Mortgage Loans and the Group 2 Pre-Funded Amount (in the case of (d), weighted on the basis of the principal balances of the related Group 2 Mortgage Loans as of the prior due period).

Group 1 Available Funds Rate: For any Payment Date, the "Group 1 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 1 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 1 Mortgage Loans and Group 1 Pre-Funded Amount as of the end of the prior Due Period divided by (y) the sum of the aggregate principal balance of the Class 1-A Bonds and the Class M Components related to the Group 1 Mortgage Loans immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Group 2 Available Funds Rate: For any Payment Date, the "Group 2 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Group 2 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 2 Mortgage Loans and Group 2 Pre-Funded Amount as of the end of the prior Due Period divided by (y) the sum of the aggregate principal balance of the Class 2-A Bonds and the Class M Components related to the Group 2 Mortgage Loans immediately prior to such Payment Date, over (ii) the Group 2 Bond Insurance Policy premium rate, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Class M Available Funds Rate: For any Payment Date, the "Class M Available Funds Rate," as expressed on a per annum basis, will equal the weighted average of the Group 1 Available Funds Rate and the Group 2 Available Funds Rate, weighted on the basis of the unpaid principal balance of the related Class M Components.

Available Funds Rate: The Group 1 Available Funds Rate, the Group 2 Available Funds Rate, or the Class M Available Funds Rate.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Bonds or Class M Certificates resulting from any excess of (a) interest at the lesser of (i) LIBOR plus the related margin and (ii) for all the Bonds and the Class M Certificates, 11.25%, over (b) the respective Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts: The Trust will include interest rate derivative contracts for the benefit of the Class 1-A Bonds, Class 2-A Bonds, and Class M Certificates (the "Derivative Contracts"). The Derivative Contracts will have an initial aggregate notional balance of $1,367,725,800 on July 25, 2004 and will decline thereafter. Payments received on the Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates any Basis Risk Amounts, first *pro rata* to the Class 1-A and Class 2-A Bonds, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, any Basis Risk Amounts relating to the Class 1-A Bonds, Class 2-A Bonds, and Class M Certificates. Any amounts received on the Derivative Contracts remaining after payment of Basis Risk Amounts relating to the Class 1-A

Bonds, Class 2-A Bonds, and Class M Certificates will be available to pay the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates in the same priority as described under "Priority of Payments." None of the Derivative Contracts will have a remaining term in excess of 60 months.

In any given period, the aggregate notional balance of the Derivative Contracts will not exceed the aggregate principal balance of the Class 1-A Bonds, Class 2-A Bonds, and Class M Certificates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

Class	Moody's/S&P	Subordination (after required target is reached)*
1-A-1	Aaa/AAA	12.50%
1-A-2	Aaa/AAA	12.50%
2-A	Aaa/AAA	12.50%
M-1	Aa1/AAA	10.75%
M-2	Aa2/AA+	8.00%
M-3	Aa3/AA+	6.00%
M-4	A1/AA+	3.25%
M-5	A2/AA	0.50%

* Subordination for each Class of Bonds is based on the related Loan Group

1. Overcollateralization. The required initial Overcollateralization will be zero and will remain at zero through the Payment Date occurring in January 2005 after which time the required target Overcollateralization (the "Overcollateralization Target Amount") will increase to 0.50% of the sum of the aggregate Cut-off Date Balance of the Mortgage Loans (such balance the "Cut-off Date Balance") and the Pre-Funded Amount (approximately $11,000,000). The required Overcollateralization amount does not stepdown.

2. Excess Cash Flow. "Excess Cash Flow" for any Payment Date will be equal to the available funds remaining after priorities 1 and 2 under "Priority of Payments" below.

3. Subordination. The related component of the Class M Certificates will provide subordination to the Class 1-A Bonds and Class 2-A Bonds, as described under *"Realized Losses"* below. The Class 1-A-2 Bonds will provide additional subordination to the Class 1-A-1 Bonds only, to the extent described under *"Realized Losses"* below.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance of such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses will, in effect, be absorbed first by Excess Cash Flow, and then by the reduction of overcollateralization (if any).

With respect to the Mortgage Loans, following the reduction of the Overcollateralization to zero, all allocable Realized Losses will be applied to the Class M Certificates, beginning with the Class M-5 Certificates, then to the Class M-4 Certificates, then to the

Class M-3 Certificates, then to the Class M-2 Certificates, then to the Class M-1 Certificates and, thereafter, with respect to the Group 1 Mortgage Loans, to the Class 1-A Bonds, *pro rata*, based on their then unpaid principal balance; provided, however, that any losses allocable to the Class 1-A-1 Bonds will instead be applied to the Class 1-A-2 Bonds until the Class 1-A-1 Bonds have been reduced to zero. Any Realized Losses allocated to the Class M Certificates and Class 1-A Bonds will not bear interest and will be reimbursed as provided below in *"Priority of Payments"*.

Any Realized Losses otherwise attributable to the Class 2-A Bonds and not covered as described above will result in a draw on the Bond Insurance Policy (subject to certain exceptions described above).

Allocated Realized Loss Amount: With respect to any class of Bonds (except for the Class 2-A Bonds) and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Principal Distributions: Principal collected on the Mortgage Loans will be distributed on each Payment Date, *pro rata*, between (a) the Class 1-A Bonds (generally, from principal collected on the Group 1 Mortgage Loans) and the Class 2-A Bonds (generally, from principal collected on the Group 2 Mortgage Loans) and (b) the Class M Certificates (from principal collected on the Mortgage Loans) (such amount the "Principal Distribution Amount").

Priority of Payments: Available funds from the Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, Net Derivative Fees, private mortgage insurance premium fees and in the case of the Group 2 Mortgage Loans, Ambac premium) will be distributed generally as follows:

1. Interest funds, first, (i) concurrently, (a) from collections related to the Group 1 Mortgage Loans, to the Class 1-A Bonds, *pro rata*, and (b) from collections related to the Group 2 Mortgage Loans, to the Class 2-A Bonds and second, (ii) from collections on the Mortgage Loans, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates;
2. From available funds, on a pro rata basis, the Principal Distribution Amount to the Bonds and the Class M Certificates;
3. From Group 2 available funds, to Ambac, as reimbursement for prior draws on the Bond Insurance Policy;
4. Excess Cash Flow, following the distributions described in clause 3 above, pro rata as principal (i) concurrently, to the Class 1-A Bonds and the Class 2-A Bonds and (ii) pro rata, to the Class M Certificates, to restore Overcollateralization to the required Overcollateralization Target amount, provided, however, that Excess Cash Flow from Group 1 will not be applied as principal to the Class 2-A Bonds and Group 2 components of the Class M Certificates and Excess Cash Flow from Group 2 will not be applied as principal to the Class 1-A Bonds and Group 1 components of the Class M Certificates, until the related Overcollateralization Target Amount has first been reached;
5. Any remaining Excess Cash Flow, following the distributions described in Clause 4 above, first, (i) to the Class 1-A Bonds, *pro rata*, based on related Allocated Realized Loss Amounts previously allocated but unreimbursed, to the Class 1-A Bonds;

provided, however, that any amounts payable to the Class 1-A-2 Bonds will first be used to reduce unpaid Allocated Realized Loss Amounts related to the Class 1-A-1 Bonds (if any) and, second, (ii) sequentially to the related component of the Class M-1, Class M-2, Class M-3, Class M-4, and Class M-5 Certificates, in respect of Allocated Realized Loss Amounts;

6. Any remaining Excess Cash Flow, following the distributions described in Clause 5 above, (i) concurrently, to the Class 1-A Bonds and Class 2-A Bonds and (ii) sequentially, to the each component of the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates to cover any unpaid interest shortfall amounts.
7. Any remaining Excess Cash Flow, following the distributions described in clause 6 above, first, (i) concurrently, to the Class 1-A Bonds and Class 2-A Bonds and, second, (ii) sequentially, to the each component of the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates, to cover any Basis Risk Amounts which are not covered by payments received in respect of the Derivative Contracts;
8. Any remaining Excess Cash Flow, following the distributions described in clause 7 above, to the Owner Trust Certificates.

[DM Tables, Available Funds Rate Schedule and Collateral Tables to follow]

Impac CMB Trust Series 2004-7, Class 1-A-1

Price-DM Sensitivity Report

Settlement:	7/29/04
Class Balance:	1,047,174,000
Pass-Thru Margin (pre-step-up):	0.380%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	38	38	38	38	38
WAL (yr)	9.65	2.92	2.29	1.40	1.10
MDUR (yr)	8.88	2.83	2.24	1.38	1.10
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	55	44	44	44	44
WAL (yr)	19.89	3.52	2.75	1.70	1.33
MDUR (yr)	16.32	3.35	2.65	1.66	1.31
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

Impac CMB Trust Series 2004-7, Class 1-A-2

Price-Yield Sensitivity Report

Settlement:	7/29/04
Class Balance:	116,352,000
Pass-Thru Margin (pre-step-up):	0.370%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	37	37	37	37	37
WAL (yr)	9.65	2.92	2.29	1.40	1.10
MDUR (yr)	8.89	2.83	2.24	1.38	1.10
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	54	43	43	43	43
WAL (yr)	19.89	3.52	2.75	1.70	1.33
MDUR (yr)	16.34	3.35	2.65	1.66	1.31
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

Impac CMB Trust Series 2004-7, Class 2-A

Price-Yield Sensitivity Report

Settlement:	7/29/04
Class Balance:	772,477,000
Pass-Thru Margin (pre-step-up):	0.320%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	32	32	32	32	32
WAL (yr)	9.63	2.92	2.29	1.40	1.10
MDUR (yr)	8.90	2.83	2.24	1.38	1.10
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	47	37	37	37	37
WAL (yr)	19.87	3.51	2.75	1.69	1.33
MDUR (yr)	16.43	3.35	2.65	1.66	1.31
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Sep18	May13	May11

Impac CMB Trust Series 2004-7, Class M-1

Price-DM Sensitivity Report

Settlement:	7/29/04
Class Balance:	38,499,000
Pass-Thru Margin (pre-step-up):	0.600%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	60	60	60	60	60
WAL (yr)	9.64	2.92	2.29	1.40	1.10
MDUR (yr)	8.77	2.81	2.22	1.38	1.09
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	73	65	65	65	65
WAL (yr)	19.88	3.51	2.75	1.69	1.33
MDUR (yr)	15.95	3.32	2.63	1.65	1.30
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

Impac CMB Trust Series 2004-7, Class M-2

Price-DM Sensitivity Report

Settlement:	7/29/04
Class Balance:	60,499,000
Pass-Thru Margin (pre-step-up):	0.650%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	65	65	65	65	65
WAL (yr)	9.64	2.92	2.29	1.40	1.10
MDUR (yr)	8.75	2.81	2.22	1.38	1.09
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	80	70	70	70	70
WAL (yr)	19.88	3.51	2.75	1.69	1.33
MDUR (yr)	15.86	3.31	2.63	1.65	1.30
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	22-May	18-Oct	13-May	11-May

Impac CMB Trust Series 2004-7, Class M-3

Price-DM Sensitivity Report

Settlement:	7/29/04
Class Balance:	44,001,000
Pass-Thru Margin (pre-step-up):	0.750%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	75	75	75	75	75
WAL (yr)	9.64	2.92	2.29	1.40	1.10
MDUR (yr)	8.71	2.80	2.22	1.38	1.09
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	92	81	81	81	81
WAL (yr)	19.88	3.51	2.75	1.69	1.33
MDUR (yr)	15.68	3.30	2.62	1.65	1.30
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

Impac CMB Trust Series 2004-7, Class M-4

Price-DM Sensitivity Report

Settlement:	7/29/04
Class Balance:	60,499,000
Pass-Thru Margin (pre-step-up):	1.150%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	115	115	115	115	115
WAL (yr)	9.64	2.92	2.29	1.40	1.10
MDUR (yr)	8.52	2.77	2.20	1.37	1.09
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	140	123	124	124	124
WAL (yr)	19.88	3.51	2.75	1.69	1.33
MDUR (yr)	15.00	3.26	2.59	1.64	1.29
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

Impac CMB Trust Series 2004-7, Class M-5

Price-DM Sensitivity Report

Settlement:	7/29/04
Class Balance:	60,499,000
Pass-Thru Margin (pre-step-up):	1.250%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	125	125	125	125	125
WAL (yr)	9.64	2.92	2.29	1.40	1.10
MDUR (yr)	8.48	2.77	2.19	1.37	1.08
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Aug14	May10	Feb09	Apr07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	152	134	134	135	135
WAL (yr)	19.88	3.51	2.75	1.69	1.33
MDUR (yr)	14.83	3.24	2.59	1.63	1.29
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Jun34	May22	Oct18	May13	May11

[Available Funds Rate Schedule and Collateral Tables to follow]

Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	1.85	1.85
2	3.69	10.38
3	3.95	10.82
4	3.88	10.94
5	3.96	11.20
6	4.02	11.44
7	4.32	11.93
8	4.72	12.50
9	4.51	12.46
10	4.67	12.76
11	4.68	12.92
12	4.89	13.29
13	5.04	13.64
14	5.13	13.88
15	5.30	14.20
16	5.31	14.35
17	5.49	14.66
18	5.54	14.83
19	5.68	15.17
20	6.07	15.69
21	6.04	15.72
22	6.12	15.89
23	5.73	15.47
24	5.61	11.80
25	6.33	11.44
26	6.48	10.98
27	6.77	11.31
28	6.71	11.25
29	6.94	11.53
30	6.91	11.55
31	7.08	12.06
32	7.63	12.74
33	7.05	12.08
34	7.22	12.31

Period	Available Rate (2)	Available Rate (3)
35	7.05	11.65
36	7.35	10.10
37	7.45	10.61
38	7.46	10.63
39	7.70	10.93
40	7.49	10.68
41	7.73	10.98
42	7.63	10.94
43	7.79	11.34
44	8.29	11.98
45	7.82	11.39
46	8.06	11.71
47	7.86	11.49
48	8.15	11.93
49	8.01	11.73
50	8.02	11.75
51	8.27	12.08
52	8.04	11.80
53	8.30	12.13
54	8.13	11.93
55	8.30	12.03

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.
(2) Based on the 1-Month LIBOR, 3-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR, and 1-Year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.
(3) Assumes that the 1-Month LIBOR, 3-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		4,474	
Total Outstanding Balance		$1,280,405,612	
Average Loan Balance		$286,188	$39,923 to $2,000,000
WA Mortgage Rate		5.413%	2.375% to 9.750%
WA Mortgage Rate Net LPMI		5.381%	2.375% to 9.750%
Net WAC		4.973%	1.968% to 9.343%
ARM Characteristics			
WA Gross Margin		3.542%	1.500% to 8.750%
WA Months to First Roll		29	1 to 120
WA First Periodic Cap		2.731%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.165%	1.000% to 6.000%
WA Lifetime Cap		11.368%	8.375% to 16.750%
WA Lifetime Floor		3.575%	1.500% to 9.750%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	353 to 360
WA Age (months)		1	0 to 7
WA LTV		76.73%	15.00% to 100.00%
WA FICO		700	
WA DTI%		37.67%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		69.39%	
Prepay Moves Exempted	Soft	26.70%	
	Hard	42.68%	
	No Prepay	30.61%	
	Unknown	0.00%	

Top 5 States		Prop Types		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	60.77%	SFR	69.27%	REDUCED	49.27%	PUR	65.54%	OWNER	83.29%	0	30.61%
FL	9.85%	PUD	15.83%	FULL	25.13%	REFI/CO	23.98%	INV HM	12.84%	6	0.96%
NV	3.43%	CND	10.31%	NISA	5.49%	REFI	10.48%	2ND HM	3.87%	7	0.11%
AZ	2.52%	2-4 FAMILY	4.58%	NAV	5.07%					12	16.65%
VA	1.99%			NO RATIO	4.90%					24	27.77%
										36	13.35%
										48	0.05%
										60	10.49%

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB1M	$854,453	2	0.07	$427,227	4.375	360.00	632	64.10
30Y LIB1M - IO	$8,313,750	17	0.65	$489,044	4.388	360.00	720	73.45
30Y LIB3M	$307,951	2	0.02	$153,975	6.399	359.48	670	84.82
30Y LIB3M - IO	$1,923,200	5	0.15	$384,640	4.725	360.00	678	75.27
30Y LIB6M	$37,380,147	129	2.92	$289,769	5.257	359.69	679	77.61
30Y LIB6M - IO	$249,191,362	722	19.46	$345,140	4.773	359.73	702	76.81
30Y LIB12M	$564,463	5	0.04	$112,893	6.669	360.00	642	71.16
30Y LIB12M - IO	$1,384,892	5	0.11	$276,978	5.701	359.78	703	78.13
30Y CMT1Y - IO	$123,920	1	0.01	$123,920	2.375	359.00	714	80.00
2/28 LIB6M	$142,520,584	758	11.13	$188,022	6.208	359.55	678	81.65
2/28 LIB6M - IO	$354,710,939	1,113	27.70	$318,698	5.503	359.62	698	78.30
3/27 LIB6M	$66,617,510	449	5.20	$148,369	5.606	359.19	667	75.84
3/27 LIB6M - IO	$136,805,090	527	10.68	$259,592	5.473	359.51	704	75.05
3/1 LIB12M	$16,871,161	30	1.32	$562,372	4.502	357.69	721	72.29
3/1 LIB12M - IO	$58,445,549	100	4.56	$584,455	4.859	358.20	729	73.74
5/25 LIB6M	$28,106,999	106	2.20	$265,160	5.846	359.61	702	71.94
5/25 LIB6M - IO	$103,716,440	337	8.10	$307,764	5.744	359.59	719	73.73
5/1 LIB12M	$4,681,255	13	0.37	$360,097	5.600	359.40	717	75.56
5/1 LIB12M - IO	$18,461,600	34	1.44	$542,988	5.862	359.01	724	76.68
5/1 CMT1Y	$149,828	1	0.01	$149,828	5.250	359.00	760	41.66
5/1 CMT1Y - IO	$60,720	1	0.00	$60,720	5.500	360.00	759	80.00
7/23 LIB6M	$2,947,360	8	0.23	$368,420	5.597	359.13	718	73.74
7/23 LIB6M - IO	$1,865,900	4	0.15	$466,475	6.051	359.75	739	71.88
7/1 LIB12M	$13,104,512	27	1.02	$485,352	5.140	358.93	708	68.81
7/1 LIB12M - IO	$12,765,095	32	1.00	$398,909	5.392	359.09	731	72.76
10/20 LIB6M	$399,599	2	0.03	$199,799	5.958	359.28	688	73.68
10/1 LIB12M	$9,295,109	21	0.73	$442,624	5.548	359.00	733	70.37
10/1 LIB12M - IO	$8,836,226	23	0.69	$384,184	5.644	359.00	719	71.65
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$323,944	7	0.03	$46,278	6.490	359.02	702	80.15
$50,000.01 - $100,000.00	$47,470,267	563	3.71	$84,317	5.899	359.42	681	77.79
$100,000.01 - $150,000.00	$157,153,705	1,247	12.27	$126,025	5.785	359.46	688	79.59
$150,000.01 - $200,000.00	$78,847,091	490	6.16	$160,912	5.694	359.50	690	78.81
$200,000.01 - $250,000.00	$13,676,566	61	1.07	$224,206	5.736	359.77	698	77.11
$250,000.01 - $300,000.00	$16,140,423	58	1.26	$278,283	5.800	359.64	701	79.56
$300,000.01 - $350,000.00	$75,725,936	224	5.91	$338,062	5.301	359.51	702	76.66
$350,000.01 - $400,000.00	$214,418,458	569	16.75	$376,834	5.409	359.57	703	77.93
$400,000.01 - $450,000.00	$167,828,144	393	13.11	$427,044	5.381	359.59	706	78.20
$450,000.01 - $500,000.00	$120,674,659	253	9.42	$476,975	5.357	359.57	701	76.69
$500,000.01 - $550,000.00	$108,089,918	205	8.44	$527,268	5.382	359.46	702	76.59
$550,000.01 - $600,000.00	$72,548,813	126	5.67	$575,784	5.266	359.38	700	77.32
$600,000.01 - $650,000.00	$77,033,765	122	6.02	$631,424	5.200	359.49	703	74.28
$650,000.01 - $700,000.00	$21,629,804	32	1.69	$675,931	4.786	359.35	707	71.80
$700,000.01 - $750,000.00	$38,385,419	52	3.00	$738,181	4.936	359.46	689	66.21
$750,000.01 - $800,000.00	$11,566,513	15	0.90	$771,101	5.445	358.94	707	77.99
$800,000.01 - $850,000.00	$4,113,875	5	0.32	$822,775	4.698	359.80	721	70.94
$850,000.01 - $900,000.00	$5,331,584	6	0.42	$888,597	5.417	359.00	731	72.17
$900,000.01 - $950,000.00	$7,371,783	8	0.58	$921,473	5.152	359.50	711	64.17
$950,000.01 - $1,000,000.00	$22,799,221	23	1.78	$991,270	5.044	358.74	719	69.10
$1,000,000.01 - $1,050,000.00	$3,088,575	3	0.24	$1,029,525	5.083	358.67	694	63.28
$1,050,000.01 - $1,100,000.00	$1,092,500	1	0.09	$1,092,500	3.875	358.00	793	58.26
$1,100,000.01 - $1,150,000.00	$2,262,950	2	0.18	$1,131,475	3.801	359.49	718	64.78
$1,150,000.01 - $1,200,000.00	$1,179,750	1	0.09	$1,179,750	3.375	359.00	753	65.55
$1,200,000.01 - $1,250,000.00	$3,727,008	3	0.29	$1,242,336	4.710	359.67	711	67.91
$1,250,000.01 - $1,300,000.00	$1,299,941	1	0.10	$1,299,941	4.625	358.00	739	60.00
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.11	$1,365,000	4.000	358.00	743	66.58
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.12	$1,500,000	4.375	358.00	708	52.08
$1,750,000.01 - $1,800,000.00	$1,760,000	1	0.14	$1,760,000	5.875	358.00	750	80.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.16	$2,000,000	4.250	358.00	796	57.80
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$323,944	7	0.03	$46,278	6.490	359.02	702	80.15
$50,000.01 - $100,000.00	$47,470,267	563	3.71	$84,317	5.899	359.42	681	77.79
$100,000.01 - $150,000.00	$157,003,751	1,246	12.26	$126,006	5.784	359.46	688	79.58
$150,000.01 - $200,000.00	$78,997,045	491	6.17	$160,890	5.695	359.50	690	78.84
$200,000.01 - $250,000.00	$13,676,566	61	1.07	$224,206	5.736	359.77	698	77.11
$250,000.01 - $300,000.00	$16,140,423	58	1.26	$278,283	5.800	359.64	701	79.56
$300,000.01 - $350,000.00	$75,725,936	224	5.91	$338,062	5.301	359.51	702	76.66
$350,000.01 - $400,000.00	$214,418,458	569	16.75	$376,834	5.409	359.57	703	77.93
$400,000.01 - $450,000.00	$167,828,144	393	13.11	$427,044	5.381	359.59	706	78.20

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$450,000.01 - $500,000.00	$120,674,659	253	9.42	$476,975	5.357	359.57	701	76.69
$500,000.01 - $550,000.00	$108,089,918	205	8.44	$527,268	5.382	359.46	702	76.59
$550,000.01 - $600,000.00	$72,548,813	126	5.67	$575,784	5.266	359.38	700	77.32
$600,000.01 - $650,000.00	$77,033,765	122	6.02	$631,424	5.200	359.49	703	74.28
$650,000.01 - $700,000.00	$21,629,804	32	1.69	$675,931	4.786	359.35	707	71.80
$700,000.01 - $750,000.00	$37,635,731	51	2.94	$737,956	4.909	359.45	689	65.93
$750,000.01 - $800,000.00	$12,316,201	16	0.96	$769,763	5.494	359.00	706	78.11
$800,000.01 - $850,000.00	$4,113,875	5	0.32	$822,775	4.698	359.80	721	70.94
$850,000.01 - $900,000.00	$5,331,584	6	0.42	$888,597	5.417	359.00	731	72.17
$900,000.01 - $950,000.00	$7,371,783	8	0.58	$921,473	5.152	359.50	711	64.17
$950,000.01 - $1,000,000.00	$22,799,221	23	1.78	$991,270	5.044	358.74	719	69.10
$1,000,000.01 - $1,050,000.00	$3,088,575	3	0.24	$1,029,525	5.083	358.67	694	63.28
$1,050,000.01 - $1,100,000.00	$1,092,500	1	0.09	$1,092,500	3.875	358.00	793	58.26
$1,100,000.01 - $1,150,000.00	$2,262,950	2	0.18	$1,131,475	3.801	359.49	718	64.78
$1,150,000.01 - $1,200,000.00	$1,179,750	1	0.09	$1,179,750	3.375	359.00	753	65.55
$1,200,000.01 - $1,250,000.00	$3,727,008	3	0.29	$1,242,336	4.710	359.67	711	67.91
$1,300,000.01 - $1,350,000.00	$1,299,941	1	0.10	$1,299,941	4.625	358.00	739	60.00
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.11	$1,365,000	4.000	358.00	743	66.58
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.12	$1,500,000	4.375	358.00	708	52.08
$1,750,000.01 - $1,800,000.00	$1,760,000	1	0.14	$1,760,000	5.875	358.00	750	80.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.16	$2,000,000	4.250	358.00	796	57.80
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$3,213,417	18	0.25	$178,523	5.395	359.59	703	70.82
AZ	$32,298,075	201	2.52	$160,687	5.563	359.31	701	76.42
CA	$778,100,353	1,973	60.77	$394,374	5.268	359.54	704	75.77
CO	$18,406,025	89	1.44	$206,809	5.316	359.35	700	76.60
CT	$5,167,773	15	0.40	$344,518	5.064	359.18	686	68.02
DC	$3,020,486	9	0.24	$335,610	5.689	359.46	699	75.51
DE	$265,488	2	0.02	$132,744	6.167	360.00	663	79.95
FL	$126,115,214	637	9.85	$197,983	5.715	359.61	696	79.22
GA	$16,760,422	92	1.31	$182,178	5.656	359.23	681	80.47
HI	$14,162,848	34	1.11	$416,554	5.571	359.63	702	68.71
IA	$1,316,019	15	0.10	$87,735	5.683	359.04	666	79.92
ID	$1,200,596	11	0.09	$109,145	5.472	359.09	650	79.26
IL	$25,382,472	111	1.98	$228,671	5.802	359.33	700	77.19
IN	$2,894,356	30	0.23	$96,479	5.804	359.26	676	81.32
KS	$2,057,907	18	0.16	$114,328	5.575	359.13	670	81.48
KY	$972,188	10	0.08	$97,219	5.565	359.00	638	79.94
LA	$370,725	3	0.03	$123,575	6.157	359.30	724	82.68
MA	$13,178,354	40	1.03	$329,459	5.337	359.00	702	79.53
MD	$23,987,446	86	1.87	$278,924	5.377	359.19	702	77.35

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ME	$898,850	5	0.07	$179,770	6.217	359.46	713	79.71
MI	$6,732,067	42	0.53	$160,287	6.153	359.32	667	80.69
MN	$11,813,297	71	0.92	$166,384	5.922	359.29	678	78.47
MO	$4,942,143	38	0.39	$130,056	5.851	359.13	676	80.91
MS	$1,343,491	12	0.10	$111,958	5.193	359.61	684	78.76
MT	$948,064	5	0.07	$189,613	5.630	359.14	718	81.98
NC	$5,554,589	47	0.43	$118,183	5.892	359.24	677	81.90
ND	$121,600	1	0.01	$121,600	7.125	360.00	649	80.00
NE	$150,580	2	0.01	$75,290	5.802	359.00	647	80.00
NH	$1,672,153	11	0.13	$152,014	5.367	359.64	692	75.75
NJ	$19,168,025	65	1.50	$294,893	6.026	359.34	690	78.19
NM	$1,960,902	10	0.15	$196,090	5.030	358.81	681	81.98
NV	$43,926,506	168	3.43	$261,467	5.696	359.49	701	79.90
NY	$10,151,842	17	0.79	$597,167	5.252	359.17	694	72.12
OH	$5,762,886	57	0.45	$101,103	5.700	359.13	659	79.00
OK	$439,603	4	0.03	$109,901	7.818	359.77	649	87.71
OR	$10,268,179	66	0.80	$155,578	5.195	359.33	689	74.48
PA	$2,127,121	16	0.17	$132,945	5.680	358.76	668	81.44
RI	$1,184,400	4	0.09	$296,100	6.092	359.56	665	84.31
SC	$6,346,317	30	0.50	$211,544	5.440	359.50	688	81.91
TN	$4,570,834	34	0.36	$134,436	5.773	359.33	665	81.06
TX	$13,927,563	82	1.09	$169,848	6.059	359.17	690	80.04
UT	$9,128,993	67	0.71	$136,254	5.518	359.54	721	80.32
VA	$25,515,454	106	1.99	$240,712	5.425	359.46	686	78.22
WA	$17,315,123	79	1.35	$219,179	5.449	359.30	690	78.22
WI	$5,063,616	36	0.40	$140,656	6.007	359.38	667	79.47
WV	$396,515	4	0.03	$99,129	6.341	358.89	692	89.38
WY	$104,735	1	0.01	$104,735	4.750	359.00	796	62.00
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Loan-to-Value Ratio

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$674,791	5	0.05	$134,958	5.135	359.33	664	18.59
20.01 - 25.00	$235,503	2	0.02	$117,752	4.742	359.42	720	21.53
25.01 - 30.00	$2,209,929	9	0.17	$245,548	5.025	359.57	721	27.94
30.01 - 35.00	$2,434,940	14	0.19	$173,924	5.071	359.65	698	31.99
35.01 - 40.00	$4,661,390	18	0.36	$258,966	4.951	359.58	704	37.94
40.01 - 45.00	$6,813,444	25	0.53	$272,538	4.560	359.51	713	42.52
45.01 - 50.00	$11,609,304	38	0.91	$305,508	5.317	359.68	674	47.39
50.01 - 55.00	$12,038,964	34	0.94	$354,087	4.846	359.11	724	52.39
55.01 - 60.00	$37,894,553	92	2.96	$411,897	4.817	359.32	711	58.32
60.01 - 65.00	$43,855,243	122	3.43	$359,469	5.042	359.55	711	63.36
65.01 - 70.00	$232,584,924	710	18.16	$327,584	4.803	359.62	707	69.48
70.01 - 75.00	$70,670,526	194	5.52	$364,281	5.507	359.34	700	73.77

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
75.01 - 80.00	$693,108,198	2,427	54.13	$285,582	5.431	359.45	698	79.83
80.01 - 85.00	$20,791,262	81	1.62	$256,682	5.968	359.51	678	84.31
85.01 - 90.00	$79,354,226	407	6.20	$194,974	6.417	359.65	696	89.72
90.01 - 95.00	$52,839,491	233	4.13	$226,779	6.822	359.35	686	94.89
95.01 - 100.00	$8,628,926	63	0.67	$136,967	7.097	359.04	702	99.65
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000 - 2.499	$123,920	1	0.01	$123,920	2.375	359.00	714	80.00
2.500 - 2.999	$4,167,300	11	0.33	$378,845	2.840	359.47	740	64.92
3.000 - 3.499	$16,460,241	36	1.29	$457,229	3.252	359.36	744	66.86
3.500 - 3.999	$64,042,448	166	5.00	$385,798	3.755	359.19	725	71.46
4.000 - 4.499	$105,688,308	283	8.25	$373,457	4.200	359.42	714	71.90
4.500 - 4.999	$204,453,927	649	15.97	$315,029	4.730	359.38	704	73.73
5.000 - 5.499	$259,982,177	873	20.30	$297,803	5.215	359.55	705	75.79
5.500 - 5.999	$334,764,018	1,210	26.15	$276,664	5.703	359.50	697	77.30
6.000 - 6.499	$129,616,562	479	10.12	$270,598	6.188	359.55	688	80.05
6.500 - 6.999	$87,326,304	372	6.82	$234,748	6.675	359.52	684	82.80
7.000 - 7.499	$36,136,419	176	2.82	$205,321	7.176	359.65	677	86.23
7.500 - 7.999	$22,080,190	131	1.72	$168,551	7.726	359.62	670	87.93
8.000 - 8.499	$6,563,689	39	0.51	$168,300	8.144	359.67	655	87.64
8.500 - 8.999	$4,398,645	29	0.34	$151,677	8.663	359.77	666	88.88
9.000 - 9.499	$3,478,893	13	0.27	$267,607	9.298	359.96	653	86.91
9.500 - 9.999	$1,122,571	6	0.09	$187,095	9.587	360.00	669	89.43
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$886,959,835	3,141	69.27	$282,381	5.422	359.52	697	76.95
PUD	$202,734,320	587	15.83	$345,374	5.328	359.29	704	76.70
CND	$132,032,871	567	10.31	$232,862	5.401	359.49	710	76.66
2-4 FAMILY	$58,678,586	179	4.58	$327,813	5.608	359.60	705	73.58
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$839,173,597	2,970	65.54	$282,550	5.433	359.49	708	78.75
REFI/CO	$307,052,838	1,024	23.98	$299,856	5.468	359.58	682	73.21
REFI	$134,179,177	480	10.48	$279,540	5.165	359.18	691	72.15
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$1,066,446,644	3,575	83.29	$298,307	5.387	359.47	698	77.21
INV HM	$164,378,820	733	12.84	$224,255	5.537	359.60	710	74.17
2ND HM	$49,580,148	166	3.87	$298,676	5.576	359.41	715	74.89
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
301 - 360	$1,280,405,612	4,474	100.00	$286,188	5.413	359.48	700	76.73
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$630,887,120	1,931	49.27	$326,715	5.380	359.62	702	76.39
FULL	$321,823,618	1,078	25.13	$298,538	5.134	359.39	704	75.22
NISA	$70,293,646	308	5.49	$228,226	6.130	359.76	695	80.81
NAV	$64,916,451	499	5.07	$130,093	5.427	358.95	657	80.09
NO RATIO	$62,683,049	243	4.90	$257,955	5.784	359.73	700	80.12
SISA	$58,131,075	129	4.54	$450,628	5.153	358.85	709	72.06
NINA	$57,120,943	255	4.46	$224,004	6.178	359.26	699	79.02
ALT	$14,549,709	31	1.14	$469,345	5.938	358.98	689	85.05
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$1,049,567	5	0.08	$209,913	6.188	359.40		76.90
> 820	$548,000	1	0.04	$548,000	3.375	358.00	836	80.00
801 - 820	$10,210,822	30	0.80	$340,361	5.300	359.56	807	75.06
781 - 800	$54,111,553	159	4.23	$340,324	5.018	359.47	789	71.34
761 - 780	$95,052,094	278	7.42	$341,914	4.997	359.41	770	75.77
741 - 760	$142,646,906	445	11.14	$320,555	5.197	359.44	750	76.05
721 - 740	$144,752,880	462	11.31	$313,318	5.207	359.48	730	75.97
701 - 720	$162,476,974	560	12.69	$290,137	5.392	359.52	710	77.25
681 - 700	$204,385,997	701	15.96	$291,563	5.387	359.54	690	77.32
661 - 680	$173,606,554	633	13.56	$274,260	5.578	359.47	670	78.86
641 - 660	$143,083,838	575	11.17	$248,841	5.642	359.50	651	76.66
621 - 640	$97,059,298	400	7.58	$242,648	5.775	359.56	631	77.70
601 - 620	$41,206,904	175	3.22	$235,468	5.920	359.28	612	77.15
581 - 600	$6,366,579	28	0.50	$227,378	6.145	359.29	594	72.73
561 - 580	$1,410,146	8	0.11	$176,268	6.885	357.63	569	59.31
541 - 560	$1,037,408	5	0.08	$207,482	8.175	359.36	553	66.46
521 - 540	$1,114,846	7	0.09	$159,264	9.136	359.83	530	67.77
501 - 520	$285,247	2	0.02	$142,624	9.298	359.03	506	75.00
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$391,973,675	1,174	30.61	$333,879	5.367	359.21	710	75.40
6	$12,335,270	34	0.96	$362,802	5.253	359.67	678	72.51
7	$1,438,700	3	0.11	$479,567	4.875	360.00	729	79.99
12	$213,217,482	614	16.65	$347,260	5.093	359.68	700	76.06
24	$355,514,122	1,338	27.77	$265,706	5.570	359.58	693	79.01
36	$170,952,988	811	13.35	$210,793	5.433	359.46	689	76.14
48	$595,821	2	0.05	$297,911	5.203	359.80	718	71.01
60	$134,377,553	498	10.49	$269,834	5.641	359.69	703	76.76
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	6	$297,970,862	877	23.27	$339,762	4.824	359.73	700	76.78
7 - 12	12	$2,073,275	11	0.16	$188,480	5.765	359.80	687	76.34
19 - 24	24	$497,231,523	1,871	38.83	$265,757	5.705	359.60	692	79.26
25 - 31	30	$2,660,644	12	0.21	$221,720	4.214	354.46	695	75.65
32 - 37	35	$276,078,666	1,094	21.56	$252,357	5.328	359.09	702	74.79
50 - 55	54	$560,000	1	0.04	$560,000	5.625	354.00	652	69.48

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
56 - 61	60	$154,616,842	491	12.08	$314,902	5.772	359.54	717	73.80
80 - 85	83	$30,682,867	71	2.40	$432,153	5.344	359.07	720	71.11
> 85	119	$18,530,934	46	1.45	$402,846	5.603	359.01	725	71.05
		$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500 - 1.749	$1,857,929	3	0.15	$619,310	3.753	360.00	772	68.09
1.750 - 1.999	$2,145,000	3	0.17	$715,000	3.131	359.46	730	53.11
2.000 - 2.249	$8,492,264	31	0.66	$273,944	4.688	359.17	734	70.54
2.250 - 2.499	$214,264,179	455	16.73	$470,910	5.250	358.86	725	72.85
2.500 - 2.749	$12,086,863	36	0.94	$335,746	4.603	359.52	716	73.51
2.750 - 2.999	$48,234,142	136	3.77	$354,663	4.846	359.55	719	74.12
3.000 - 3.249	$99,816,482	305	7.80	$327,267	4.798	359.66	727	76.37
3.250 - 3.499	$238,368,483	826	18.62	$288,582	5.260	359.71	737	75.76
3.500 - 3.749	$173,194,931	575	13.53	$301,209	5.261	359.77	681	78.23
3.750 - 3.999	$265,173,597	1,027	20.71	$258,202	5.755	359.72	672	77.34
4.000 - 4.249	$14,032,423	52	1.10	$269,854	5.892	359.69	663	81.95
4.250 - 4.499	$27,306,135	103	2.13	$265,108	5.622	359.42	644	76.08
4.500 - 4.749	$13,517,500	77	1.06	$175,552	5.325	359.32	664	77.93
4.750 - 4.999	$12,474,590	88	0.97	$141,757	5.354	359.15	671	81.21
5.000 - 5.249	$25,607,918	168	2.00	$152,428	5.988	359.03	675	85.65
5.250 - 5.499	$15,399,519	112	1.20	$137,496	5.681	358.94	666	80.39
5.500 - 5.749	$24,101,335	165	1.88	$146,069	5.871	359.12	666	80.33
5.750 - 5.999	$40,534,043	150	3.17	$270,227	6.068	359.30	674	78.75
6.000 - 6.249	$21,948,334	73	1.71	$300,662	6.276	359.03	667	82.88
6.250 - 6.499	$14,655,069	50	1.14	$293,101	6.797	359.08	650	90.07
6.500 - 6.749	$2,155,193	12	0.17	$179,599	6.741	359.53	659	82.26
6.750 - 6.999	$2,111,041	13	0.16	$162,388	6.852	359.65	640	76.37
7.250 - 7.499	$766,500	3	0.06	$255,500	8.129	360.00	626	87.25
7.500 - 7.749	$1,059,062	5	0.08	$211,812	7.969	359.90	692	87.37
8.000 - 8.249	$636,707	3	0.05	$212,236	8.250	359.15	678	92.68
8.250 - 8.499	$156,750	1	0.01	$156,750	8.500	360.00	766	95.00
8.500 - 8.749	$142,421	1	0.01	$142,421	8.950	360.00	717	95.00
8.750 - 8.999	$167,200	1	0.01	$167,200	9.000	360.00	662	95.00
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.000 - 8.499	$123,920	1	0.01	$123,920	2.375	359.00	714	80.00
8.500 - 8.999	$4,450,321	16	0.35	$278,145	2.963	358.85	739	65.46
9.000 - 9.499	$15,728,605	38	1.23	$413,911	3.308	359.34	743	67.44
9.500 - 9.999	$82,494,102	206	6.44	$400,457	4.007	359.15	722	71.78
10.000 - 10.499	$128,290,797	334	10.02	$384,104	4.398	359.34	717	72.12
10.500 - 10.999	$221,536,754	685	17.30	$323,411	4.865	359.39	705	73.80
11.000 - 11.499	$242,566,103	824	18.94	$294,376	5.250	359.59	704	76.03
11.500 - 11.999	$297,576,835	1,113	23.24	$267,365	5.711	359.52	694	77.66
12.000 - 12.499	$118,462,323	451	9.25	$262,666	6.153	359.55	686	80.28
12.500 - 12.999	$86,952,671	368	6.79	$236,284	6.588	359.59	684	82.33
13.000 - 13.499	$37,713,557	175	2.95	$215,506	7.040	359.71	676	85.28
13.500 - 13.999	$22,364,886	129	1.75	$173,371	7.510	359.54	679	88.47
14.000 - 14.499	$7,860,515	50	0.61	$157,210	7.903	359.53	666	90.67
14.500 - 14.999	$7,988,181	50	0.62	$159,764	8.199	359.58	667	88.81
15.000 - 15.499	$3,749,096	19	0.29	$197,321	8.976	359.83	669	84.72
15.500 - 15.999	$1,393,259	10	0.11	$139,326	9.246	359.66	648	83.10
16.000 - 16.499	$874,500	3	0.07	$291,500	9.298	360.00	538	75.25
16.500 - 16.999	$279,188	2	0.02	$139,594	9.666	360.00	521	72.62
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
08/04	$3,207,500	6	0.25	$534,583	4.305	360.00	732	74.12
09/04	$1,645,565	6	0.13	$274,261	4.746	357.19	695	78.08
10/04	$6,758,472	16	0.53	$422,404	4.479	359.75	688	73.01
11/04	$6,698,795	18	0.52	$372,155	4.658	358.55	711	77.94
12/04	$63,076,470	184	4.93	$342,807	4.748	359.00	704	77.87
01/05	$167,839,323	485	13.11	$346,060	4.805	360.00	701	76.88
02/05	$48,744,738	162	3.81	$300,893	5.091	360.00	689	75.51
05/05	$149,600	1	0.01	$149,600	5.450	358.00	654	80.00
06/05	$123,920	1	0.01	$123,920	2.375	359.00	714	80.00
07/05	$811,763	4	0.06	$202,941	6.718	360.00	674	74.09
08/05	$987,992	5	0.08	$197,598	5.456	360.00	699	77.18
03/06	$2,887,510	13	0.23	$222,116	5.150	356.79	707	80.15
04/06	$1,273,687	6	0.10	$212,281	6.409	357.25	700	79.61
05/06	$19,081,252	95	1.49	$200,855	5.771	358.33	669	80.64
06/06	$153,109,093	557	11.96	$274,882	5.745	359.00	683	80.74
07/06	$232,933,322	858	18.19	$271,484	5.648	360.00	699	78.62
08/06	$87,946,660	342	6.87	$257,154	5.781	360.00	693	78.04
12/06	$463,221	2	0.04	$231,610	4.623	353.00	606	73.13
01/07	$500,544	5	0.04	$100,109	4.400	354.00	716	73.79
02/07	$1,696,880	5	0.13	$339,376	4.047	355.00	713	76.88
03/07	$3,165,591	6	0.25	$527,599	4.946	356.16	729	74.45

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
04/07	$8,455,148	22	0.66	$384,325	4.601	357.04	722	79.27
05/07	$82,608,694	359	6.45	$230,108	4.963	358.36	700	75.34
06/07	$77,297,510	329	6.04	$234,947	5.355	359.00	694	75.91
07/07	$75,881,283	280	5.93	$271,005	5.631	360.00	707	73.62
08/07	$28,670,440	98	2.24	$292,556	5.759	360.00	706	71.98
01/09	$560,000	1	0.04	$560,000	5.625	354.00	652	69.48
03/09	$1,572,267	6	0.12	$262,044	5.427	356.42	724	77.69
04/09	$484,800	1	0.04	$484,800	5.375	357.00	715	80.00
05/09	$9,372,942	27	0.73	$347,146	5.437	358.00	730	75.02
06/09	$45,561,701	144	3.56	$316,401	5.815	359.00	707	76.61
07/09	$79,452,689	247	6.21	$321,671	5.772	360.00	721	73.03
08/09	$18,172,443	66	1.42	$275,340	5.882	360.00	713	68.95
03/11	$160,102	1	0.01	$160,102	5.875	356.00	647	80.00
04/11	$492,551	1	0.04	$492,551	4.875	357.00	702	45.00
05/11	$755,204	1	0.06	$755,204	4.750	358.00	742	69.10
06/11	$25,029,814	59	1.95	$424,234	5.296	359.00	717	71.28
07/11	$4,180,397	8	0.33	$522,550	5.755	360.00	742	72.90
08/11	$64,800	1	0.01	$64,800	6.500	360.00	658	90.00
06/14	$18,419,048	45	1.44	$409,312	5.601	359.00	725	71.13
07/14	$111,886	1	0.01	$111,886	5.875	360.00	745	57.43
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$3,207,500	6	0.25	$534,583	4.305	360.00	732	74.12
3	$8,191,854	20	0.64	$409,593	4.574	359.98	695	73.07
6	$286,571,509	851	22.38	$336,747	4.836	359.72	699	76.92
12	$2,073,275	11	0.16	$188,480	5.765	359.80	687	76.34
24	$497,231,523	1,871	38.83	$265,757	5.705	359.60	692	79.26
36	$278,739,310	1,106	21.77	$252,025	5.317	359.05	702	74.80
60	$155,176,842	492	12.12	$315,400	5.772	359.52	716	73.78
84	$30,682,867	71	2.40	$432,153	5.344	359.07	720	71.11
120	$18,530,934	46	1.45	$402,846	5.603	359.01	725	71.05
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

$1,280,405,612 Group 1 Adjustable Rate Mortgage Loans

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$297,441,190	878	23.23	$338,771	4.827	359.73	700	76.83
1.500	$1,751,866	6	0.14	$291,978	6.910	358.91	641	74.03
2.000	$83,458,356	198	6.52	$421,507	4.975	358.16	725	75.61
3.000	$758,075,003	3,039	59.21	$249,449	5.658	359.57	694	77.53
5.000	$82,129,418	194	6.41	$423,348	5.517	359.01	721	73.04
6.000	$57,549,780	159	4.49	$361,948	5.668	359.60	721	72.61
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$1,069,233,277	3,969	83.51	$269,396	5.415	359.60	697	77.38
1.500	$8,699,059	43	0.68	$202,304	7.256	359.45	602	69.70
2.000	$201,323,276	461	15.72	$436,710	5.340	358.86	721	73.66
6.000	$1,150,000	1	0.09	$1,150,000	3.125	359.00	722	59.74
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$4,238,614	9	0.33	$470,957	4.530	358.51	730	72.24
5.01 - 10.00	$5,756,134	15	0.45	$383,742	5.177	358.95	729	70.46
10.01 - 15.00	$9,067,567	28	0.71	$323,842	5.234	359.28	700	69.84
15.01 - 20.00	$22,341,768	74	1.74	$301,916	4.646	359.04	728	70.85
20.01 - 25.00	$44,762,385	166	3.50	$269,653	5.053	359.39	712	74.19
25.01 - 30.00	$78,651,376	292	6.14	$269,354	5.186	359.33	700	74.43
30.01 - 35.00	$148,374,302	486	11.59	$305,297	5.312	359.42	710	75.64
35.01 - 40.00	$192,536,455	634	15.04	$303,685	5.436	359.46	698	77.28
40.01 - 45.00	$207,540,652	730	16.21	$284,302	5.404	359.45	696	77.93
45.01 - 50.00	$174,709,448	643	13.64	$271,710	5.399	359.56	694	78.38
50.01 - 55.00	$21,051,399	63	1.64	$334,149	5.198	359.58	680	71.60
> 55.00	$4,709,459	18	0.37	$261,637	5.629	359.55	707	77.43
Unknown	$366,666,052	1,316	28.64	$278,622	5.622	359.58	700	77.18
	$1,280,405,612	**4,474**	**100.00**	**$286,188**	**5.413**	**359.48**	**700**	**76.73**

$850,070,395 Group 2 Adjustable Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		3,410	
Total Outstanding Balance		$850,070,395	
Average Loan Balance		$249,288	$167,800 to $640,000
WA Mortgage Rate		5.435%	2.830% to 9.750%
WA Mortgage Rate Net LPMI		5.389%	2.825% to 9.750%
Net WAC		4.981%	2.418% to 9.343%
ARM Characteristics			
WA Gross Margin		3.734%	1.500% to 8.750%
WA Months to First Roll		27	1 to 120
WA First Periodic Cap		2.777%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.067%	1.000% to 2.000%
WA Lifetime Cap		11.443%	7.830% to 16.750%
WA Lifetime Floor		3.779%	1.500% to 9.750%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		360	352 to 360
WA Age (months)		0	0 to 8
WA LTV		77.60%	23.13% to 100.00%
WA FICO		699	
WA DTI%		39.63%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		72.59%	
Prepay Moves Exempted	Soft	17.92%	
	Hard	54.67%	
	No Prepay	27.41%	
	Unknown	0.00%	

Top 5 States		Prop Types		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	62.20%	SFR	61.90%	REDUCED	51.79%	PUR	66.54%	OWNER	82.85%	0	27.41%
FL	5.46%	CND	16.10%	FULL	24.18%	REFI/CO	24.96%	INV HM	14.58%	6	0.77%
NV	4.57%	2-4 FAMILY	11.31%	NAV	6.15%	REFI	8.50%	2ND HM	2.57%	7	0.05%
VA	3.50%	PUD	10.69%	NISA	5.71%					12	17.71%
MD	2.71%			NINA	5.16%					24	38.61%
										36	15.45%

$850,070,395 Group 2 Adjustable Rate Mortgage Loans

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB1M	$713,000	3	0.08	$237,667	4.234	360.00	716	65.17
30Y LIB1M - IO	$4,123,850	15	0.49	$274,923	4.642	359.93	719	79.71
30Y LIB3M - IO	$598,700	2	0.07	$299,350	4.861	360.00	779	82.36
30Y LIB6M	$26,556,590	109	3.12	$243,638	5.461	359.70	673	81.75
30Y LIB6M - IO	$108,741,772	425	12.79	$255,863	4.719	359.73	705	77.45
1/29 LIB6M	$207,793	1	0.02	$207,793	5.990	360.00	717	80.00
30Y LIB12M	$239,698	1	0.03	$239,698	4.750	360.00	635	53.34
30Y LIB12M - IO	$491,800	2	0.06	$245,900	4.726	359.53	702	74.73
2/28 LIB6M	$143,119,005	604	16.84	$236,952	5.998	359.52	683	81.47
2/28 LIB6M - IO	$310,836,696	1,223	36.57	$254,159	5.394	359.68	704	77.93
3/27 LIB6M	$53,744,960	236	6.32	$227,733	5.531	359.02	672	78.09
3/27 LIB6M - IO	$108,787,576	445	12.80	$244,466	5.405	359.52	702	75.69
3/1 LIB12M	$2,401,130	9	0.28	$266,792	5.248	359.20	720	78.81
3/1 LIB12M - IO	$6,660,200	24	0.78	$277,508	5.193	358.67	731	78.46
3/1 CMT1Y	$398,837	2	0.05	$199,418	4.385	358.51	707	59.92
5/25 LIB6M	$13,262,007	53	1.56	$250,227	5.817	359.66	703	68.90
5/25 LIB6M - IO	$51,400,347	187	6.05	$274,868	5.622	359.51	725	70.64
5/1 LIB12M	$2,701,537	11	0.32	$245,594	5.409	358.94	718	78.90
5/1 LIB12M - IO	$3,551,049	13	0.42	$273,158	5.600	358.81	725	78.13
7/23 LIB6M	$332,286	1	0.04	$332,286	5.625	359.00	740	41.12
7/23 LIB6M - IO	$960,000	4	0.11	$240,000	5.955	359.70	765	69.24
7/1 LIB12M	$996,593	4	0.12	$249,148	5.078	359.24	740	75.55
7/1 LIB12M - IO	$5,053,208	19	0.59	$265,958	5.308	359.00	714	73.25
10/20 LIB6M - IO	$573,000	2	0.07	$286,500	6.113	360.00	727	45.94
10/1 LIB12M	$1,186,962	5	0.14	$237,392	5.448	359.00	742	68.81
10/1 LIB12M - IO	$2,431,800	10	0.29	$243,180	5.481	359.00	740	67.35
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

$850,070,395 Group 2 Adjustable Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$150,000.01 - $200,000.00	$155,205,741	840	18.26	$184,769	5.614	359.50	693	78.09
$200,000.01 - $250,000.00	$236,015,028	1,048	27.76	$225,205	5.441	359.56	697	78.32
$250,000.01 - $300,000.00	$242,722,817	880	28.55	$275,821	5.386	359.59	699	77.63
$300,000.01 - $350,000.00	$175,065,235	548	20.59	$319,462	5.332	359.56	703	77.30
$350,000.01 - $400,000.00	$15,500,872	41	1.82	$378,070	5.669	359.71	720	74.98
$400,000.01 - $450,000.00	$8,051,396	19	0.95	$423,758	5.334	359.73	724	72.52
$450,000.01 - $500,000.00	$10,123,778	21	1.19	$482,085	5.279	359.82	734	71.05
$500,000.01 - $550,000.00	$2,623,000	5	0.31	$524,600	5.311	359.60	712	72.97
$550,000.01 - $600,000.00	$2,898,100	5	0.34	$579,620	5.284	359.39	733	67.78
$600,000.01 - $650,000.00	$1,864,429	3	0.22	$621,476	5.707	359.33	691	73.43
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$150,000.01 - $200,000.00	$155,005,857	839	18.23	$184,751	5.614	359.50	693	78.09
$200,000.01 - $250,000.00	$235,965,338	1,048	27.76	$225,158	5.443	359.56	697	78.34
$250,000.01 - $300,000.00	$242,972,391	881	28.58	$275,792	5.385	359.59	699	77.61
$300,000.01 - $350,000.00	$175,065,235	548	20.59	$319,462	5.332	359.56	703	77.30
$350,000.01 - $400,000.00	$15,500,872	41	1.82	$378,070	5.669	359.71	720	74.98
$400,000.01 - $450,000.00	$8,051,396	19	0.95	$423,758	5.334	359.73	724	72.52
$450,000.01 - $500,000.00	$10,123,778	21	1.19	$482,085	5.279	359.82	734	71.05
$500,000.01 - $550,000.00	$2,623,000	5	0.31	$524,600	5.311	359.60	712	72.97
$550,000.01 - $600,000.00	$2,898,100	5	0.34	$579,620	5.284	359.39	733	67.78
$600,000.01 - $650,000.00	$1,864,429	3	0.22	$621,476	5.707	359.33	691	73.43
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$2,173,400	8	0.26	$271,675	4.472	359.63	724	69.44
AR	$205,334	1	0.02	$205,334	7.550	360.00	750	100.00
AZ	$15,493,101	71	1.82	$218,213	5.711	359.52	679	80.56
CA	$528,775,427	2,024	62.20	$261,253	5.304	359.61	705	76.10
CO	$17,413,903	76	2.05	$229,130	5.420	359.53	695	80.91
CT	$2,471,381	12	0.29	$205,948	6.238	359.43	701	82.25
DC	$2,200,500	8	0.26	$275,063	5.556	359.56	714	79.38
DE	$305,661	1	0.04	$305,661	7.250	360.00	619	89.98
FL	$46,390,317	207	5.46	$224,108	5.625	359.64	692	81.21
GA	$4,281,918	20	0.50	$214,096	5.450	359.53	687	81.65
HI	$3,161,430	10	0.37	$316,143	5.907	359.72	707	73.00
IA	$209,329	1	0.02	$209,329	5.750	359.00	619	80.00

$850,070,395 Group 2 Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ID	$1,064,428	5	0.13	$212,886	6.778	359.36	714	89.74
IL	$21,950,788	94	2.58	$233,519	6.071	359.57	691	82.52
IN	$1,269,957	6	0.15	$211,659	5.525	358.44	697	82.90
KS	$454,919	2	0.05	$227,459	5.656	359.58	683	80.00
KY	$280,000	1	0.03	$280,000	5.250	360.00	734	80.00
MA	$17,132,717	67	2.02	$255,712	5.663	359.55	690	79.48
MD	$23,007,056	94	2.71	$244,756	5.412	359.34	688	80.41
ME	$868,070	3	0.10	$289,357	4.928	359.38	705	75.99
MI	$1,710,466	8	0.20	$213,808	5.763	359.76	697	77.80
MN	$11,649,360	55	1.37	$211,807	5.609	359.17	673	80.42
MO	$904,172	4	0.11	$226,043	5.126	358.53	672	81.11
MS	$781,161	4	0.09	$195,290	4.662	359.77	736	78.86
NC	$3,938,338	17	0.46	$231,667	5.616	359.34	687	76.77
NH	$2,795,047	12	0.33	$232,921	6.100	359.62	652	75.31
NJ	$17,808,239	74	2.09	$240,652	6.143	359.23	681	77.93
NV	$38,833,001	173	4.57	$224,468	5.619	359.68	697	78.95
NY	$10,860,461	40	1.28	$271,512	5.827	359.30	695	77.30
OH	$2,194,701	11	0.26	$199,518	5.523	359.18	695	78.25
OK	$173,821	1	0.02	$173,821	3.625	355.00	700	80.00
OR	$5,360,906	26	0.63	$206,189	5.595	359.58	678	81.65
PA	$2,585,440	11	0.30	$235,040	5.989	359.49	697	84.71
RI	$1,469,367	6	0.17	$244,894	5.625	358.87	675	78.47
SC	$3,322,247	14	0.39	$237,303	5.867	359.47	686	83.39
TN	$964,988	4	0.11	$241,247	5.695	359.24	706	84.52
TX	$4,256,390	18	0.50	$236,466	5.993	359.41	668	81.50
UT	$5,989,631	29	0.70	$206,539	5.490	359.64	694	79.20
VA	$29,758,255	122	3.50	$243,920	5.461	359.38	686	81.18
WA	$13,006,924	57	1.53	$228,192	5.369	359.68	688	77.95
WI	$2,119,194	11	0.25	$192,654	5.478	359.00	665	76.82
WV	$478,650	2	0.06	$239,325	6.050	359.60	679	89.01
	$850,070,395	***3,410***	***100.00***	***$249,288***	***5.435***	***359.57***	***699***	***77.60***

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
20.01 - 25.00	$484,664	2	0.06	$242,332	5.041	360.00	766	23.20
25.01 - 30.00	$512,500	2	0.06	$256,250	4.023	360.00	761	26.49
30.01 - 35.00	$1,766,605	7	0.21	$252,372	5.452	359.76	687	32.76
35.01 - 40.00	$2,782,239	12	0.33	$231,853	5.440	359.68	730	37.34
40.01 - 45.00	$2,806,141	13	0.33	$215,857	5.492	359.62	702	42.82
45.01 - 50.00	$5,266,065	23	0.62	$228,959	4.981	359.30	737	48.02
50.01 - 55.00	$6,160,987	24	0.72	$256,708	5.119	359.63	705	53.12
55.01 - 60.00	$12,358,742	45	1.45	$274,639	5.375	359.79	710	58.22
60.01 - 65.00	$22,570,806	84	2.66	$268,700	5.150	359.61	707	63.19
65.01 - 70.00	$162,260,287	630	19.09	$257,556	4.877	359.78	711	69.69

$850,070,395 Group 2 Adjustable Rate Mortgage Loans

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
70.01 - 75.00	$38,350,053	146	4.51	$262,672	5.450	359.53	688	74.08
75.01 - 80.00	$484,706,968	1,959	57.02	$247,426	5.428	359.52	697	79.82
80.01 - 85.00	$13,711,047	54	1.61	$253,908	5.697	359.44	687	84.08
85.01 - 90.00	$50,243,312	210	5.91	$239,254	6.244	359.45	689	89.64
90.01 - 95.00	$32,262,807	139	3.80	$232,107	6.765	359.51	688	94.82
95.01 - 100.00	$13,827,174	60	1.63	$230,453	6.788	359.09	711	99.89
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.500 - 2.999	$563,757	2	0.07	$281,879	2.851	356.84	777	75.41
3.000 - 3.499	$7,032,782	27	0.83	$260,473	3.264	359.06	741	70.22
3.500 - 3.999	$27,719,262	106	3.26	$261,502	3.743	359.55	723	71.32
4.000 - 4.499	$55,117,681	216	6.48	$255,174	4.220	359.55	725	73.30
4.500 - 4.999	$159,833,789	638	18.80	$250,523	4.723	359.51	708	75.07
5.000 - 5.499	$192,715,889	761	22.67	$253,240	5.208	359.60	704	76.26
5.500 - 5.999	$217,171,367	883	25.55	$245,947	5.685	359.58	696	78.12
6.000 - 6.499	$84,194,062	333	9.90	$252,835	6.188	359.62	686	80.34
6.500 - 6.999	$60,682,398	252	7.14	$240,803	6.677	359.54	682	83.81
7.000 - 7.499	$23,701,525	101	2.79	$234,669	7.197	359.50	668	86.96
7.500 - 7.999	$13,158,119	56	1.55	$234,966	7.696	359.67	674	88.13
8.000 - 8.499	$5,480,075	23	0.64	$238,264	8.134	359.77	622	81.84
8.500 - 8.999	$2,108,135	9	0.25	$234,237	8.683	359.76	650	85.53
9.000 - 9.499	$367,553	2	0.04	$183,776	9.065	360.00	727	95.00
9.500 - 9.999	$224,000	1	0.03	$224,000	9.750	360.00	572	80.00
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$526,214,775	2,164	61.90	$243,168	5.454	359.54	694	78.28
CND	$136,824,689	561	16.10	$243,894	5.295	359.60	710	77.08
2-4 FAMILY	$96,143,741	311	11.31	$309,144	5.511	359.67	710	73.75
PUD	$90,887,190	374	10.69	$243,014	5.460	359.54	701	78.56
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

$850,070,395 Group 2 Adjustable Rate Mortgage Loans

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$565,637,703	2,263	66.54	$249,950	5.430	359.54	708	79.30
REFI/CO	$212,188,539	845	24.96	$251,111	5.517	359.68	680	74.24
REFI	$72,244,153	302	8.50	$239,219	5.235	359.46	690	74.24
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$704,251,967	2,849	82.85	$247,193	5.449	359.54	696	78.44
INV HM	$123,931,051	470	14.58	$263,683	5.355	359.69	717	73.23
2ND HM	$21,887,376	91	2.57	$240,521	5.462	359.59	714	75.49
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
301 - 360	$850,070,395	3,410	100.00	$249,288	5.435	359.57	699	77.60
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$440,271,188	1,733	51.79	$254,051	5.405	359.65	706	77.30
FULL	$205,535,830	826	24.18	$248,833	5.120	359.56	700	76.18
NAV	$52,281,674	236	6.15	$221,533	5.263	358.95	664	80.45
NISA	$48,564,662	194	5.71	$250,333	6.007	359.75	698	80.02
NINA	$43,877,409	187	5.16	$234,639	6.088	359.39	690	78.74
NO RATIO	$41,549,509	165	4.89	$251,815	5.887	359.65	695	80.82
SISA	$14,162,477	55	1.67	$257,500	6.091	359.10	659	74.98
ALT	$3,557,647	13	0.42	$273,665	6.244	358.95	704	82.29
LISA	$270,000	1	0.03	$270,000	4.375	360.00	691	61.37
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

$850,070,395 Group 2 Adjustable Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$1,042,564	4	0.12	$260,641	4.887	359.09		73.14
801 - 820	$4,738,308	16	0.56	$296,144	5.041	359.38	807	68.60
781 - 800	$36,808,540	142	4.33	$259,215	5.050	359.46	789	72.96
761 - 780	$60,187,841	238	7.08	$252,890	5.054	359.60	770	74.87
741 - 760	$88,382,303	344	10.40	$256,925	5.245	359.67	750	76.50
721 - 740	$102,247,413	396	12.03	$258,201	5.269	359.61	730	77.57
701 - 720	$103,526,239	423	12.18	$244,743	5.265	359.61	710	78.41
681 - 700	$143,268,720	572	16.85	$250,470	5.433	359.57	690	78.40
661 - 680	$117,143,053	475	13.78	$246,617	5.588	359.55	671	79.43
641 - 660	$101,036,393	413	11.89	$244,640	5.653	359.54	651	78.39
621 - 640	$58,040,529	244	6.83	$237,871	5.862	359.46	631	78.44
601 - 620	$24,114,913	101	2.84	$238,762	5.973	359.41	612	77.73
581 - 600	$5,290,123	23	0.62	$230,005	6.327	359.39	594	75.34
561 - 580	$1,750,117	8	0.21	$218,765	7.680	359.24	571	66.44
541 - 560	$1,372,762	7	0.16	$196,109	7.418	358.87	552	68.07
521 - 540	$649,577	2	0.08	$324,788	8.151	360.00	530	65.67
501 - 520	$471,000	2	0.06	$235,500	6.842	360.00	513	64.09
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$232,966,599	919	27.41	$253,500	5.508	359.44	705	77.09
6	$6,583,599	24	0.77	$274,317	5.680	359.70	693	76.86
7	$446,000	2	0.05	$223,000	4.982	359.57	749	66.41
12	$150,517,347	595	17.71	$252,970	5.117	359.68	703	76.46
24	$328,238,578	1,325	38.61	$247,727	5.512	359.63	697	78.62
36	$131,318,272	545	15.45	$240,951	5.470	359.48	690	77.36
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

$850,070,395 Group 2 Adjustable Rate Mortgage Loans

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	6	$140,733,911	554	16.56	$254,032	4.855	359.73	700	78.29
7 - 12	12	$939,291	4	0.11	$234,823	5.012	359.75	688	70.44
13 - 18	17	$194,044	1	0.02	$194,044	4.875	353.00	559	70.00
19 - 24	24	$453,761,656	1,826	53.38	$248,500	5.584	359.63	697	79.05
25 - 31	31	$1,617,250	7	0.19	$231,036	3.541	354.55	745	77.62
32 - 37	35	$170,375,453	709	20.04	$240,304	5.449	359.37	694	76.55
56 - 61	59	$70,914,940	264	8.34	$268,617	5.650	359.48	721	71.00
80 - 85	83	$7,342,087	28	0.86	$262,217	5.376	359.12	725	71.58
> 85	119	$4,191,762	17	0.49	$246,574	5.558	359.14	739	64.84
		$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500 - 1.749	$657,500	3	0.08	$219,167	3.520	359.22	785	45.92
2.000 - 2.249	$4,587,214	19	0.54	$241,432	4.122	357.90	758	74.88
2.250 - 2.499	$54,477,165	201	6.41	$271,031	5.277	359.10	733	71.44
2.500 - 2.749	$4,976,674	22	0.59	$226,212	4.854	359.82	730	75.10
2.750 - 2.999	$14,921,763	59	1.76	$252,911	4.937	359.41	725	75.21
3.000 - 3.249	$47,550,980	187	5.59	$254,283	4.700	359.74	738	75.79
3.250 - 3.499	$210,566,152	823	24.77	$255,852	5.219	359.70	737	76.27
3.500 - 3.749	$114,458,921	451	13.46	$253,789	5.207	359.70	688	78.49
3.750 - 3.999	$235,283,010	947	27.68	$248,451	5.640	359.74	673	77.58
4.000 - 4.249	$7,544,706	32	0.89	$235,772	5.755	359.56	669	80.34
4.250 - 4.499	$20,829,603	90	2.45	$231,440	5.414	359.37	651	77.99
4.500 - 4.749	$13,703,817	57	1.61	$240,418	5.309	359.13	660	79.09
4.750 - 4.999	$11,012,572	48	1.30	$229,429	5.352	358.97	667	80.76
5.000 - 5.249	$31,721,136	138	3.73	$229,863	6.200	358.97	689	88.53
5.250 - 5.499	$13,147,054	59	1.55	$222,831	5.602	359.01	660	80.05
5.500 - 5.749	$16,385,013	73	1.93	$224,452	5.973	359.15	659	79.64
5.750 - 5.999	$24,787,043	99	2.92	$250,374	6.228	359.43	680	80.39
6.000 - 6.249	$12,592,064	53	1.48	$237,586	6.517	359.17	657	82.45
6.250 - 6.499	$6,117,482	28	0.72	$218,481	6.797	359.46	663	82.54
6.500 - 6.749	$1,115,220	5	0.13	$223,044	6.044	359.18	647	83.31
6.750 - 6.999	$1,505,072	6	0.18	$250,845	7.090	358.89	633	77.37
7.000 - 7.249	$708,288	4	0.08	$177,072	6.946	359.49	693	84.84
7.250 - 7.499	$185,500	1	0.02	$185,500	8.625	360.00	549	70.00
7.500 - 7.749	$313,089	1	0.04	$313,089	7.750	360.00	675	95.00
8.250 - 8.499	$322,804	1	0.04	$322,804	8.500	360.00	681	95.00
8.500 - 8.749	$423,000	2	0.05	$211,500	8.875	360.00	667	92.22
8.750 - 8.999	$177,553	1	0.02	$177,553	9.000	360.00	699	95.00
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

$850,070,395 Group 2 Adjustable Rate Mortgage Loans

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
< 8.000	$304,757	1	0.04	$304,757	2.830	355.00	781	80.00
8.000 - 8.499	$737,766	3	0.09	$245,922	3.288	355.56	788	80.00
8.500 - 8.999	$673,718	3	0.08	$224,573	3.292	355.47	761	63.71
9.000 - 9.499	$6,927,887	26	0.81	$266,457	3.407	359.12	740	69.52
9.500 - 9.999	$35,054,563	133	4.12	$263,568	3.990	359.54	722	73.11
10.000 - 10.499	$59,706,701	235	7.02	$254,071	4.326	359.50	724	73.42
10.500 - 10.999	$161,261,506	645	18.97	$250,018	4.766	359.51	707	74.90
11.000 - 11.499	$185,132,448	730	21.78	$253,606	5.212	359.62	703	76.33
11.500 - 11.999	$205,328,935	836	24.15	$245,609	5.684	359.60	695	78.07
12.000 - 12.499	$79,477,665	313	9.35	$253,922	6.160	359.67	686	79.62
12.500 - 12.999	$56,194,873	229	6.61	$245,392	6.576	359.58	682	82.98
13.000 - 13.499	$24,939,867	106	2.93	$235,282	7.018	359.48	671	86.85
13.500 - 13.999	$18,437,179	81	2.17	$227,619	7.249	359.50	685	89.39
14.000 - 14.499	$8,493,511	36	1.00	$235,931	7.667	359.57	659	88.79
14.500 - 14.999	$4,971,927	21	0.58	$236,758	7.854	359.72	660	87.60
15.000 - 15.499	$1,610,850	8	0.19	$201,356	8.292	359.89	594	73.60
15.500 - 15.999	$592,242	3	0.07	$197,414	8.696	359.63	620	72.70
16.500 - 16.999	$224,000	1	0.03	$224,000	9.750	360.00	572	80.00
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
08/04	$784,700	3	0.09	$261,567	4.772	360.00	694	70.00
09/04	$1,084,300	4	0.13	$271,075	4.767	357.27	718	81.95
10/04	$2,859,859	10	0.34	$285,986	4.330	359.74	735	80.59
11/04	$6,813,153	26	0.80	$262,044	4.807	358.55	693	78.68
12/04	$24,149,039	96	2.84	$251,552	4.680	359.00	700	80.85
01/05	$73,576,271	290	8.66	$253,711	4.792	360.00	703	77.82
02/05	$31,466,589	125	3.70	$251,733	5.200	360.00	691	77.20
06/05	$232,800	1	0.03	$232,800	4.700	359.00	674	80.00
07/05	$706,491	3	0.08	$235,497	5.115	360.00	693	67.29
12/05	$194,044	1	0.02	$194,044	4.875	353.00	559	70.00
02/06	$169,358	1	0.02	$169,358	6.750	355.00	650	95.00
03/06	$2,690,933	11	0.32	$244,630	5.511	356.70	728	82.31
04/06	$2,249,824	9	0.26	$249,980	6.043	357.11	680	85.10
05/06	$14,475,289	60	1.70	$241,255	5.738	358.33	678	80.66
06/06	$127,182,073	520	14.96	$244,581	5.675	359.00	693	81.60
07/06	$229,250,050	917	26.97	$250,000	5.504	360.00	700	78.30
08/06	$77,744,129	308	9.15	$252,416	5.633	360.00	698	76.47
11/06	$240,896	1	0.03	$240,896	3.500	352.00	793	45.19
02/07	$1,376,354	6	0.16	$229,392	3.548	355.00	737	83.29
03/07	$2,704,765	11	0.32	$245,888	5.227	356.59	674	78.46
04/07	$1,514,597	6	0.18	$252,433	5.609	357.14	689	80.29

$850,070,395 Group 2 Adjustable Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
05/07	$32,419,410	146	3.81	$222,051	5.211	358.70	669	78.99
06/07	$51,906,253	220	6.11	$235,938	5.338	359.00	693	77.92
07/07	$58,649,429	239	6.90	$245,395	5.622	360.00	707	75.27
08/07	$23,180,998	87	2.73	$266,448	5.609	360.00	699	72.79
03/09	$1,436,181	5	0.17	$287,236	5.570	356.40	712	84.85
04/09	$1,084,564	4	0.13	$271,141	4.859	357.00	704	70.65
05/09	$5,394,615	20	0.63	$269,731	5.152	358.00	738	74.27
06/09	$17,593,525	64	2.07	$274,899	5.639	359.00	719	73.29
07/09	$38,435,505	145	4.52	$265,072	5.664	360.00	725	68.68
08/09	$6,970,550	26	0.82	$268,098	6.123	360.00	694	72.73
06/11	$6,438,153	24	0.76	$268,256	5.346	359.00	720	73.01
07/11	$903,935	4	0.11	$225,984	5.586	360.00	761	61.40
05/14	$253,600	1	0.03	$253,600	5.000	358.00	794	80.00
06/14	$3,101,162	13	0.36	$238,551	5.410	359.00	739	67.50
07/14	$837,000	3	0.10	$279,000	6.274	360.00	720	50.38
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$784,700	3	0.09	$261,567	4.772	360.00	694	70.00
3	$4,650,850	17	0.55	$273,579	4.586	359.94	731	79.46
6	$135,298,361	534	15.92	$253,368	4.865	359.72	699	78.30
12	$939,291	4	0.11	$234,823	5.012	359.75	688	70.44
24	$453,955,701	1,827	53.40	$248,471	5.584	359.63	697	79.05
36	$171,992,703	716	20.23	$240,213	5.431	359.33	694	76.56
60	$70,914,940	264	8.34	$268,617	5.650	359.48	721	71.00
84	$7,342,087	28	0.86	$262,217	5.376	359.12	725	71.58
120	$4,191,762	17	0.49	$246,574	5.558	359.14	739	64.84
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$139,930,734	550	16.46	$254,420	4.834	359.74	701	78.28
1.500	$1,375,333	6	0.16	$229,222	7.195	359.30	604	75.37
2.000	$25,063,670	104	2.95	$240,997	6.044	358.93	715	89.32
3.000	$638,078,242	2,578	75.06	$247,509	5.545	359.59	696	77.47
5.000	$19,715,748	78	2.32	$252,766	5.312	358.49	722	75.49
6.000	$25,906,668	94	3.05	$275,603	5.390	359.44	736	67.72
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

$850,070,395 Group 2 Adjustable Rate Mortgage Loans

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$788,782,375	3,171	92.79	$248,749	5.415	359.59	699	77.88
1.375	$273,100	1	0.03	$273,100	5.250	359.00	670	80.00
1.500	$7,707,392	35	0.91	$220,211	7.160	359.54	605	74.64
2.000	$53,307,528	203	6.27	$262,599	5.487	359.18	724	73.98
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.01 - 15.00	$3,517,760	12	0.41	$293,147	4.700	359.74	729	67.99
15.01 - 20.00	$10,197,823	42	1.20	$242,805	5.328	359.07	718	76.11
20.01 - 25.00	$18,236,761	74	2.15	$246,443	5.062	359.49	704	73.69
25.01 - 30.00	$47,279,157	190	5.56	$248,838	5.283	359.54	702	75.46
30.01 - 35.00	$72,234,155	291	8.50	$248,227	5.357	359.55	702	77.68
35.01 - 40.00	$130,759,615	534	15.38	$244,868	5.412	359.47	700	78.63
40.01 - 45.00	$158,635,332	644	18.66	$246,328	5.463	359.53	698	78.61
45.01 - 50.00	$146,418,086	581	17.22	$252,010	5.350	359.55	695	78.93
50.01 - 55.00	$12,093,403	46	1.42	$262,900	5.435	359.69	684	69.76
> 55.00	$4,747,345	17	0.56	$279,256	5.684	359.73	668	74.13
Unknown	$245,950,959	979	28.93	$251,227	5.571	359.67	701	76.95
	$850,070,395	**3,410**	**100.00**	**$249,288**	**5.435**	**359.57**	**699**	**77.60**

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool

(As of Sample Calculation Date)

			Range
Total Number of Loans		7,884	
Total Outstanding Balance		$2,130,476,007	
Average Loan Balance		$270,228	$39,923 to $2,000,000
WA Mortgage Rate		5.422%	2.375% to 9.750%
WA Mortgage Rate Net LPMI		5.384%	2.375% to 9.750%
Net WAC		4.977%	1.968% to 9.343%
ARM Characteristics			
WA Gross Margin		3.619%	1.500% to 8.750%
WA Months to First Roll		28	1 to 120
WA First Periodic Cap		2.749%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.126%	1.000% to 6.000%
WA Lifetime Cap		11.398%	7.830% to 16.750%
WA Lifetime Floor		3.656%	1.500% to 9.750%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		360	352 to 360
WA Age (months)		0	0 to 8
WA LTV		77.08%	15.00% to 100.00%
WA FICO		700	
WA DTI%		38.45%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		70.67%	
Prepay Moves Exempted	Soft	23.20%	
	Hard	47.47%	
	No Prepay	29.33%	
	Unknown	0.00%	

Top 5 States		Prop Types		Top 5 Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	61.34%	SFR	66.33%	REDUCED	50.28%	PUR	65.94%	OWNER	83.11%	0	29.33%
FL	8.10%	PUD	13.78%	FULL	24.75%	REFI/CO	24.37%	INV HM	13.53%	6	0.89%
NV	3.88%	CND	12.62%	NISA	5.58%	REFI	9.69%	2ND HM	3.35%	7	0.09%
VA	2.59%	2-4 FAMILY	7.27%	NAV	5.50%					12	17.07%
AZ	2.24%			NO RATIO	4.89%					24	32.09%
										36	14.19%
										48	0.03%
										60	6.31%

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB1M	$1,567,453	5	0.07	$313,491	4.311	360.00	670	64.59
30Y LIB1M - IO	$12,437,600	32	0.58	$388,675	4.472	359.98	720	75.52
30Y LIB3M	$307,951	2	0.01	$153,975	6.399	359.48	670	84.82
30Y LIB3M - IO	$2,521,900	7	0.12	$360,271	4.757	360.00	702	76.95
30Y LIB6M	$63,936,736	238	3.00	$268,642	5.341	359.69	676	79.33
30Y LIB6M - IO	$357,933,134	1,147	16.80	$312,060	4.757	359.73	703	77.01
1/29 LIB6M	$207,793	1	0.01	$207,793	5.990	360.00	717	80.00
30Y LIB12M	$804,161	6	0.04	$134,027	6.097	360.00	640	65.85
30Y LIB12M - IO	$1,876,692	7	0.09	$268,099	5.445	359.72	702	77.24
30Y CMT1Y - IO	$123,920	1	0.01	$123,920	2.375	359.00	714	80.00
2/28 LIB6M	$285,639,589	1,362	13.41	$209,721	6.103	359.54	680	81.56
2/28 LIB6M - IO	$665,547,635	2,336	31.24	$284,909	5.452	359.65	700	78.13
3/27 LIB6M	$120,362,471	685	5.65	$175,712	5.572	359.12	669	76.85
3/27 LIB6M - IO	$245,592,666	972	11.53	$252,667	5.443	359.52	703	75.33
3/1 LIB12M	$19,272,291	39	0.90	$494,161	4.595	357.88	721	73.11
3/1 LIB12M - IO	$65,105,749	124	3.06	$525,046	4.893	358.24	730	74.23
3/1 CMT1Y	$398,837	2	0.02	$199,418	4.385	358.51	707	59.92
5/25 LIB6M	$41,369,005	159	1.94	$260,182	5.837	359.62	703	70.97
5/25 LIB6M - IO	$155,116,787	524	7.28	$296,024	5.704	359.56	721	72.70
5/1 LIB12M	$7,382,792	24	0.35	$307,616	5.530	359.23	717	76.78
5/1 LIB12M - IO	$22,012,649	47	1.03	$468,354	5.819	358.98	724	76.92
5/1 CMT1Y	$149,828	1	0.01	$149,828	5.250	359.00	760	41.66
5/1 CMT1Y - IO	$60,720	1	0.00	$60,720	5.500	360.00	759	80.00
7/23 LIB6M	$3,279,647	9	0.15	$364,405	5.600	359.12	721	70.44
7/23 LIB6M - IO	$2,825,900	8	0.13	$353,238	6.018	359.73	748	70.98
7/1 LIB12M	$14,101,105	31	0.66	$454,874	5.136	358.95	710	69.29
7/1 LIB12M - IO	$17,818,303	51	0.84	$349,378	5.368	359.06	726	72.90
10/20 LIB6M	$399,599	2	0.02	$199,799	5.958	359.28	688	73.68
10/20 LIB6M - IO	$573,000	2	0.03	$286,500	6.113	360.00	727	45.94
10/1 LIB12M	$10,482,071	26	0.49	$403,157	5.537	359.00	734	70.20
10/1 LIB12M - IO	$11,268,026	33	0.53	$341,455	5.609	359.00	724	70.72
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$323,944	7	0.02	$46,278	6.490	359.02	702	80.15
$50,000.01 - $100,000.00	$47,470,267	563	2.23	$84,317	5.899	359.42	681	77.79
$100,000.01 - $150,000.00	$157,153,705	1,247	7.38	$126,025	5.785	359.46	688	79.59
$150,000.01 - $200,000.00	$234,052,832	1,330	10.99	$175,980	5.641	359.50	692	78.33
$200,000.01 - $250,000.00	$249,691,594	1,109	11.72	$225,150	5.458	359.57	697	78.25
$250,000.01 - $300,000.00	$258,863,239	938	12.15	$275,974	5.412	359.60	700	77.75
$300,000.01 - $350,000.00	$250,791,171	772	11.77	$324,859	5.323	359.54	703	77.10
$350,000.01 - $400,000.00	$229,919,329	610	10.79	$376,917	5.427	359.58	704	77.73
$400,000.01 - $450,000.00	$175,879,540	412	8.26	$426,892	5.379	359.60	706	77.94
$450,000.01 - $500,000.00	$130,798,438	274	6.14	$477,367	5.351	359.59	704	76.26
$500,000.01 - $550,000.00	$110,712,918	210	5.20	$527,204	5.380	359.47	702	76.50
$550,000.01 - $600,000.00	$75,446,913	131	3.54	$575,931	5.267	359.38	701	76.96
$600,000.01 - $650,000.00	$78,898,194	125	3.70	$631,186	5.212	359.49	703	74.26
$650,000.01 - $700,000.00	$21,629,804	32	1.02	$675,931	4.786	359.35	707	71.80
$700,000.01 - $750,000.00	$38,385,419	52	1.80	$738,181	4.936	359.46	689	66.21
$750,000.01 - $800,000.00	$11,566,513	15	0.54	$771,101	5.445	358.94	707	77.99
$800,000.01 - $850,000.00	$4,113,875	5	0.19	$822,775	4.698	359.80	721	70.94
$850,000.01 - $900,000.00	$5,331,584	6	0.25	$888,597	5.417	359.00	731	72.17
$900,000.01 - $950,000.00	$7,371,783	8	0.35	$921,473	5.152	359.50	711	64.17
$950,000.01 - $1,000,000.00	$22,799,221	23	1.07	$991,270	5.044	358.74	719	69.10
$1,000,000.01 - $1,050,000.00	$3,088,575	3	0.14	$1,029,525	5.083	358.67	694	63.28
$1,050,000.01 - $1,100,000.00	$1,092,500	1	0.05	$1,092,500	3.875	358.00	793	58.26
$1,100,000.01 - $1,150,000.00	$2,262,950	2	0.11	$1,131,475	3.801	359.49	718	64.78
$1,150,000.01 - $1,200,000.00	$1,179,750	1	0.06	$1,179,750	3.375	359.00	753	65.55
$1,200,000.01 - $1,250,000.00	$3,727,008	3	0.17	$1,242,336	4.710	359.67	711	67.91
$1,250,000.01 - $1,300,000.00	$1,299,941	1	0.06	$1,299,941	4.625	358.00	739	60.00
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.06	$1,365,000	4.000	358.00	743	66.58
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.07	$1,500,000	4.375	358.00	708	52.08
$1,750,000.01 - $1,800,000.00	$1,760,000	1	0.08	$1,760,000	5.875	358.00	750	80.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.09	$2,000,000	4.250	358.00	796	57.80
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$323,944	7	0.02	$46,278	6.490	359.02	702	80.15
$50,000.01 - $100,000.00	$47,470,267	563	2.23	$84,317	5.899	359.42	681	77.79
$100,000.01 - $150,000.00	$157,003,751	1,246	7.37	$126,006	5.784	359.46	688	79.58
$150,000.01 - $200,000.00	$234,002,902	1,330	10.98	$175,942	5.641	359.50	692	78.34
$200,000.01 - $250,000.00	$249,641,904	1,109	11.72	$225,105	5.459	359.57	697	78.27
$250,000.01 - $300,000.00	$259,112,814	939	12.16	$275,945	5.411	359.60	700	77.73
$300,000.01 - $350,000.00	$250,791,171	772	11.77	$324,859	5.323	359.54	703	77.10
$350,000.01 - $400,000.00	$229,919,329	610	10.79	$376,917	5.427	359.58	704	77.73
$400,000.01 - $450,000.00	$175,879,540	412	8.26	$426,892	5.379	359.60	706	77.94

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$450,000.01 - $500,000.00	$130,798,438	274	6.14	$477,367	5.351	359.59	704	76.26
$500,000.01 - $550,000.00	$110,712,918	210	5.20	$527,204	5.380	359.47	702	76.50
$550,000.01 - $600,000.00	$75,446,913	131	3.54	$575,931	5.267	359.38	701	76.96
$600,000.01 - $650,000.00	$78,898,194	125	3.70	$631,186	5.212	359.49	703	74.26
$650,000.01 - $700,000.00	$21,629,804	32	1.02	$675,931	4.786	359.35	707	71.80
$700,000.01 - $750,000.00	$37,635,731	51	1.77	$737,956	4.909	359.45	689	65.93
$750,000.01 - $800,000.00	$12,316,201	16	0.58	$769,763	5.494	359.00	706	78.11
$800,000.01 - $850,000.00	$4,113,875	5	0.19	$822,775	4.698	359.80	721	70.94
$850,000.01 - $900,000.00	$5,331,584	6	0.25	$888,597	5.417	359.00	731	72.17
$900,000.01 - $950,000.00	$7,371,783	8	0.35	$921,473	5.152	359.50	711	64.17
$950,000.01 - $1,000,000.00	$22,799,221	23	1.07	$991,270	5.044	358.74	719	69.10
$1,000,000.01 - $1,050,000.00	$3,088,575	3	0.14	$1,029,525	5.083	358.67	694	63.28
$1,050,000.01 - $1,100,000.00	$1,092,500	1	0.05	$1,092,500	3.875	358.00	793	58.26
$1,100,000.01 - $1,150,000.00	$2,262,950	2	0.11	$1,131,475	3.801	359.49	718	64.78
$1,150,000.01 - $1,200,000.00	$1,179,750	1	0.06	$1,179,750	3.375	359.00	753	65.55
$1,200,000.01 - $1,250,000.00	$3,727,008	3	0.17	$1,242,336	4.710	359.67	711	67.91
$1,300,000.01 - $1,350,000.00	$1,299,941	1	0.06	$1,299,941	4.625	358.00	739	60.00
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.06	$1,365,000	4.000	358.00	743	66.58
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.07	$1,500,000	4.375	358.00	708	52.08
$1,750,000.01 - $1,800,000.00	$1,760,000	1	0.08	$1,760,000	5.875	358.00	750	80.00
$1,950,000.01 - $2,000,000.00	$2,000,000	1	0.09	$2,000,000	4.250	358.00	796	57.80
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$5,386,817	26	0.25	$207,185	5.023	359.61	711	70.26
AR	$205,334	1	0.01	$205,334	7.550	360.00	750	100.00
AZ	$47,791,176	272	2.24	$175,703	5.611	359.38	694	77.76
CA	$1,306,875,780	3,997	61.34	$326,964	5.283	359.57	705	75.90
CO	$35,819,929	165	1.68	$217,090	5.366	359.44	698	78.69
CT	$7,639,154	27	0.36	$282,932	5.444	359.26	691	72.63
DC	$5,220,986	17	0.25	$307,117	5.633	359.50	705	77.14
DE	$571,149	3	0.03	$190,383	6.746	360.00	639	85.32
FL	$172,505,531	844	8.10	$204,390	5.691	359.62	695	79.75
GA	$21,042,339	112	0.99	$187,878	5.614	359.29	683	80.71
HI	$17,324,278	44	0.81	$393,734	5.632	359.65	703	69.50
IA	$1,525,348	16	0.07	$95,334	5.692	359.04	660	79.93
ID	$2,265,024	16	0.11	$141,564	6.086	359.22	680	84.18
IL	$47,333,259	205	2.22	$230,894	5.927	359.44	696	79.66
IN	$4,164,312	36	0.20	$115,675	5.719	359.01	682	81.81
KS	$2,512,826	20	0.12	$125,641	5.590	359.21	672	81.21
KY	$1,252,188	11	0.06	$113,835	5.494	359.22	659	79.95
LA	$370,725	3	0.02	$123,575	6.157	359.30	724	82.68
MA	$30,311,071	107	1.42	$283,281	5.521	359.31	695	79.50

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
MD	$46,994,502	180	2.21	$261,081	5.394	359.26	695	78.85
ME	$1,766,920	8	0.08	$220,865	5.584	359.42	709	77.88
MI	$8,442,534	50	0.40	$168,851	6.074	359.41	673	80.11
MN	$23,462,657	126	1.10	$186,212	5.766	359.23	676	79.44
MO	$5,846,315	42	0.27	$139,198	5.739	359.04	675	80.94
MS	$2,124,653	16	0.10	$132,791	4.998	359.67	703	78.80
MT	$948,064	5	0.04	$189,613	5.630	359.14	718	81.98
NC	$9,492,927	64	0.45	$148,327	5.777	359.28	681	79.77
ND	$121,600	1	0.01	$121,600	7.125	360.00	649	80.00
NE	$150,580	2	0.01	$75,290	5.802	359.00	647	80.00
NH	$4,467,200	23	0.21	$194,226	5.826	359.63	667	75.47
NJ	$36,976,264	139	1.74	$266,016	6.082	359.28	686	78.07
NM	$1,960,902	10	0.09	$196,090	5.030	358.81	681	81.98
NV	$82,759,507	341	3.88	$242,697	5.659	359.58	699	79.46
NY	$21,012,303	57	0.99	$368,637	5.549	359.24	695	74.79
OH	$7,957,587	68	0.37	$117,023	5.651	359.15	669	78.79
OK	$613,424	5	0.03	$122,685	6.630	358.42	663	85.52
OR	$15,629,085	92	0.73	$169,881	5.333	359.42	685	76.94
PA	$4,712,561	27	0.22	$174,539	5.850	359.16	684	83.23
RI	$2,653,767	10	0.12	$265,377	5.833	359.18	671	81.07
SC	$9,668,565	44	0.45	$219,740	5.587	359.49	687	82.42
TN	$5,535,822	38	0.26	$145,680	5.759	359.31	672	81.67
TX	$18,183,953	100	0.85	$181,840	6.044	359.23	685	80.38
UT	$15,118,624	96	0.71	$157,486	5.507	359.58	710	79.88
VA	$55,273,709	228	2.59	$242,429	5.444	359.42	686	79.81
WA	$30,322,047	136	1.42	$222,956	5.415	359.46	689	78.10
WI	$7,182,810	47	0.34	$152,826	5.851	359.27	667	78.69
WV	$875,166	6	0.04	$145,861	6.182	359.28	685	89.18
WY	$104,735	1	0.00	$104,735	4.750	359.00	796	62.00
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Loan-to-Value Ratio

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$674,791	5	0.03	$134,958	5.135	359.33	664	18.59
20.01 - 25.00	$720,167	4	0.03	$180,042	4.943	359.81	751	22.66
25.01 - 30.00	$2,722,429	11	0.13	$247,494	4.836	359.65	728	27.67
30.01 - 35.00	$4,201,546	21	0.20	$200,074	5.232	359.70	693	32.31
35.01 - 40.00	$7,443,628	30	0.35	$248,121	5.134	359.62	714	37.72
40.01 - 45.00	$9,619,585	38	0.45	$253,147	4.832	359.54	709	42.61
45.01 - 50.00	$16,875,369	61	0.79	$276,645	5.212	359.56	694	47.59
50.01 - 55.00	$18,199,951	58	0.85	$313,792	4.938	359.29	717	52.64
55.01 - 60.00	$50,253,295	137	2.36	$366,812	4.954	359.43	711	58.30
60.01 - 65.00	$66,426,049	206	3.12	$322,457	5.079	359.57	710	63.30
65.01 - 70.00	$394,845,210	1,340	18.53	$294,661	4.833	359.69	709	69.57

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
70.01 - 75.00	$109,020,578	340	5.12	$320,649	5.487	359.41	696	73.88
75.01 - 80.00	$1,177,815,166	4,386	55.28	$268,540	5.430	359.48	698	79.82
80.01 - 85.00	$34,502,308	135	1.62	$255,573	5.860	359.49	681	84.22
85.01 - 90.00	$129,597,537	617	6.08	$210,045	6.350	359.57	693	89.69
90.01 - 95.00	$85,102,298	372	3.99	$228,770	6.801	359.41	687	94.87
95.01 - 100.00	$22,456,100	123	1.05	$182,570	6.906	359.07	707	99.80
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000 - 2.499	$123,920	1	0.01	$123,920	2.375	359.00	714	80.00
2.500 - 2.999	$4,731,057	13	0.22	$363,927	2.841	359.15	744	66.17
3.000 - 3.499	$23,493,024	63	1.10	$372,905	3.255	359.27	743	67.87
3.500 - 3.999	$91,761,710	272	4.31	$337,359	3.751	359.30	724	71.42
4.000 - 4.499	$160,805,989	499	7.55	$322,256	4.207	359.46	718	72.38
4.500 - 4.999	$364,287,716	1,287	17.10	$283,052	4.727	359.43	705	74.32
5.000 - 5.499	$452,698,066	1,634	21.25	$277,049	5.212	359.57	704	75.99
5.500 - 5.999	$551,935,385	2,093	25.91	$263,705	5.696	359.53	697	77.62
6.000 - 6.499	$213,810,624	812	10.04	$263,314	6.188	359.58	687	80.16
6.500 - 6.999	$148,008,701	624	6.95	$237,193	6.676	359.53	683	83.22
7.000 - 7.499	$59,837,944	277	2.81	$216,021	7.185	359.59	673	86.52
7.500 - 7.999	$35,238,309	187	1.65	$188,440	7.715	359.64	671	88.00
8.000 - 8.499	$12,043,765	62	0.57	$194,254	8.139	359.71	640	85.00
8.500 - 8.999	$6,506,780	38	0.31	$171,231	8.669	359.76	660	87.79
9.000 - 9.499	$3,846,446	15	0.18	$256,430	9.276	359.96	660	87.68
9.500 - 9.999	$1,346,571	7	0.06	$192,367	9.614	360.00	653	87.86
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$1,413,174,611	5,305	66.33	$266,385	5.434	359.53	696	77.45
PUD	$293,621,511	961	13.78	$305,537	5.369	359.36	703	77.28
CND	$268,857,559	1,128	12.62	$238,349	5.347	359.54	710	76.88
2-4 FAMILY	$154,822,326	490	7.27	$315,964	5.547	359.64	708	73.69
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$1,404,811,300	5,233	65.94	$268,452	5.432	359.51	708	78.97
REFI/CO	$519,241,377	1,869	24.37	$277,818	5.488	359.62	681	73.63
REFI	$206,423,330	782	9.69	$263,968	5.189	359.28	690	72.88
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$1,770,698,612	6,424	83.11	$275,638	5.411	359.50	697	77.70
INV HM	$288,309,871	1,203	13.53	$239,659	5.459	359.64	713	73.77
2ND HM	$71,467,524	257	3.35	$278,084	5.541	359.47	715	75.07
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
301 - 360	$2,130,476,007	7,884	100.00	$270,228	5.422	359.51	700	77.08
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$1,071,158,308	3,664	50.28	$292,347	5.391	359.63	704	76.76
FULL	$527,359,448	1,904	24.75	$276,974	5.129	359.46	703	75.59
NISA	$118,858,308	502	5.58	$236,770	6.079	359.75	696	80.49
NAV	$117,198,125	735	5.50	$159,453	5.354	358.95	660	80.25
NO RATIO	$104,232,558	408	4.89	$255,472	5.825	359.69	698	80.40
NINA	$100,998,352	442	4.74	$228,503	6.139	359.32	695	78.90
SISA	$72,293,552	184	3.39	$392,900	5.337	358.90	699	72.64
ALT	$18,107,356	44	0.85	$411,531	5.998	358.97	692	84.51
LISA	$270,000	1	0.01	$270,000	4.375	360.00	691	61.37
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$2,092,131	9	0.10	$232,459	5.540	359.24		75.03
> 820	$548,000	1	0.03	$548,000	3.375	358.00	836	80.00
801 - 820	$14,949,131	46	0.70	$324,981	5.218	359.50	807	73.01
781 - 800	$90,920,093	301	4.27	$302,060	5.031	359.47	789	71.99
761 - 780	$155,239,935	516	7.29	$300,853	5.019	359.48	770	75.42
741 - 760	$231,029,209	789	10.84	$292,813	5.215	359.53	750	76.22
721 - 740	$247,000,292	858	11.59	$287,879	5.233	359.53	730	76.63
701 - 720	$266,003,212	983	12.49	$270,603	5.343	359.55	710	77.70
681 - 700	$347,654,717	1,273	16.32	$273,099	5.406	359.55	690	77.76
661 - 680	$290,749,608	1,108	13.65	$262,409	5.582	359.50	670	79.09
641 - 660	$244,120,230	988	11.46	$247,085	5.647	359.51	651	77.37
621 - 640	$155,099,827	644	7.28	$240,838	5.808	359.52	631	77.97
601 - 620	$65,321,817	276	3.07	$236,673	5.940	359.33	612	77.36
581 - 600	$11,656,702	51	0.55	$228,563	6.228	359.34	594	73.91
561 - 580	$3,160,263	16	0.15	$197,516	7.325	358.52	570	63.26
541 - 560	$2,410,169	12	0.11	$200,847	7.744	359.08	552	67.38
521 - 540	$1,764,423	9	0.08	$196,047	8.773	359.89	530	67.00
501 - 520	$756,247	4	0.04	$189,062	7.768	359.63	510	68.21
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$624,940,274	2,093	29.33	$298,586	5.419	359.30	708	76.03
6	$18,918,869	58	0.89	$326,187	5.402	359.68	683	74.03
7	$1,884,700	5	0.09	$376,940	4.900	359.90	734	76.78
12	$363,734,829	1,209	17.07	$300,856	5.103	359.68	702	76.23
24	$683,752,699	2,663	32.09	$256,760	5.542	359.60	695	78.82
36	$302,271,261	1,356	14.19	$222,914	5.449	359.47	690	76.67
48	$595,821	2	0.03	$297,911	5.203	359.80	718	71.01
60	$134,377,553	498	6.31	$269,834	5.641	359.69	703	76.76
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	6	$438,704,774	1,431	20.59	$306,572	4.834	359.73	700	77.26
7 - 12	12	$3,012,565	15	0.14	$200,838	5.531	359.78	687	74.50
13 - 18	17	$194,044	1	0.01	$194,044	4.875	353.00	559	70.00
19 - 24	24	$950,993,179	3,697	44.64	$257,234	5.647	359.62	694	79.16
25 - 31	30	$4,277,894	19	0.20	$225,152	3.959	354.50	714	76.39
32 - 37	35	$446,454,119	1,803	20.96	$247,617	5.374	359.20	699	75.46

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
50 - 55	54	$560,000	1	0.03	$560,000	5.625	354.00	652	69.48
56 - 61	60	$225,531,782	755	10.59	$298,718	5.734	359.52	718	72.92
80 - 85	83	$38,024,955	99	1.78	$384,090	5.350	359.08	721	71.20
> 85	119	$22,722,695	63	1.07	$360,678	5.594	359.03	728	69.91
		$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500 - 1.749	$2,515,429	6	0.12	$419,238	3.692	359.80	776	62.29
1.750 - 1.999	$2,145,000	3	0.10	$715,000	3.131	359.46	730	53.11
2.000 - 2.249	$13,079,478	50	0.61	$261,590	4.489	358.72	742	72.06
2.250 - 2.499	$268,741,345	656	12.61	$409,667	5.255	358.91	727	72.56
2.500 - 2.749	$17,063,537	58	0.80	$294,199	4.676	359.61	720	73.98
2.750 - 2.999	$63,155,905	195	2.96	$323,876	4.867	359.52	720	74.38
3.000 - 3.249	$147,367,462	492	6.92	$299,527	4.766	359.69	731	76.19
3.250 - 3.499	$448,934,635	1,649	21.07	$272,247	5.241	359.71	737	76.00
3.500 - 3.749	$287,653,852	1,026	13.50	$280,364	5.240	359.74	684	78.33
3.750 - 3.999	$500,456,607	1,974	23.49	$253,524	5.701	359.73	672	77.45
4.000 - 4.249	$21,577,129	84	1.01	$256,871	5.844	359.64	665	81.39
4.250 - 4.499	$48,135,738	193	2.26	$249,408	5.532	359.40	647	76.91
4.500 - 4.749	$27,221,317	134	1.28	$203,144	5.317	359.23	662	78.51
4.750 - 4.999	$23,487,162	136	1.10	$172,700	5.353	359.06	669	81.00
5.000 - 5.249	$57,329,054	306	2.69	$187,350	6.106	359.00	683	87.24
5.250 - 5.499	$28,546,573	171	1.34	$166,939	5.645	358.97	663	80.23
5.500 - 5.749	$40,486,348	238	1.90	$170,111	5.912	359.14	663	80.05
5.750 - 5.999	$65,321,086	249	3.07	$262,334	6.129	359.35	676	79.37
6.000 - 6.249	$34,540,398	126	1.62	$274,130	6.364	359.08	663	82.72
6.250 - 6.499	$20,772,550	78	0.98	$266,315	6.797	359.19	653	87.85
6.500 - 6.749	$3,270,413	17	0.15	$192,377	6.503	359.41	655	82.61
6.750 - 6.999	$3,616,113	19	0.17	$190,322	6.951	359.33	637	76.79
7.000 - 7.249	$708,288	4	0.03	$177,072	6.946	359.49	693	84.84
7.250 - 7.499	$952,000	4	0.04	$238,000	8.225	360.00	611	83.89
7.500 - 7.749	$1,372,150	6	0.06	$228,692	7.919	359.93	688	89.11
8.000 - 8.249	$636,707	3	0.03	$212,236	8.250	359.15	678	92.68
8.250 - 8.499	$479,554	2	0.02	$239,777	8.500	360.00	709	95.00
8.500 - 8.749	$565,421	3	0.03	$188,474	8.894	360.00	680	92.92
8.750 - 8.999	$344,753	2	0.02	$172,376	9.000	360.00	681	95.00
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
< 8.000	$304,757	1	0.01	$304,757	2.830	355.00	781	80.00
8.000 - 8.499	$861,686	4	0.04	$215,422	3.157	356.06	777	80.00
8.500 - 8.999	$5,124,039	19	0.24	$269,686	3.006	358.41	742	65.23
9.000 - 9.499	$22,656,492	64	1.06	$354,008	3.339	359.28	742	68.08
9.500 - 9.999	$117,548,665	339	5.52	$346,751	4.002	359.27	722	72.17
10.000 - 10.499	$187,997,498	569	8.82	$330,400	4.375	359.39	720	72.53
10.500 - 10.999	$382,798,259	1,330	17.97	$287,818	4.823	359.44	706	74.26
11.000 - 11.499	$427,698,551	1,554	20.08	$275,224	5.233	359.61	703	76.16
11.500 - 11.999	$502,905,770	1,949	23.61	$258,033	5.700	359.55	695	77.83
12.000 - 12.499	$197,939,987	764	9.29	$259,084	6.156	359.60	686	80.01
12.500 - 12.999	$143,147,544	597	6.72	$239,778	6.583	359.59	683	82.59
13.000 - 13.499	$62,653,425	281	2.94	$222,966	7.031	359.62	674	85.90
13.500 - 13.999	$40,802,065	210	1.92	$194,296	7.392	359.52	681	88.89
14.000 - 14.499	$16,354,026	86	0.77	$190,163	7.781	359.55	662	89.69
14.500 - 14.999	$12,960,108	71	0.61	$182,537	8.066	359.63	664	88.35
15.000 - 15.499	$5,359,945	27	0.25	$198,516	8.770	359.85	646	81.38
15.500 - 15.999	$1,985,500	13	0.09	$152,731	9.082	359.65	639	80.00
16.000 - 16.499	$874,500	3	0.04	$291,500	9.298	360.00	538	75.25
16.500 - 16.999	$503,188	3	0.02	$167,729	9.703	360.00	544	75.90
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
08/04	$3,992,200	9	0.19	$443,578	4.397	360.00	724	73.31
09/04	$2,729,865	10	0.13	$272,987	4.754	357.22	704	79.62
10/04	$9,618,331	26	0.45	$369,936	4.434	359.74	702	75.27
11/04	$13,511,948	44	0.63	$307,090	4.733	358.55	702	78.31
12/04	$87,225,509	280	4.09	$311,520	4.729	359.00	703	78.69
01/05	$241,415,594	775	11.33	$311,504	4.801	360.00	701	77.17
02/05	$80,211,327	287	3.76	$279,482	5.134	360.00	689	76.17
05/05	$149,600	1	0.01	$149,600	5.450	358.00	654	80.00
06/05	$356,720	2	0.02	$178,360	3.892	359.00	688	80.00
07/05	$1,518,253	7	0.07	$216,893	5.972	360.00	683	70.93
08/05	$987,992	5	0.05	$197,598	5.456	360.00	699	77.18
12/05	$194,044	1	0.01	$194,044	4.875	353.00	559	70.00
02/06	$169,358	1	0.01	$169,358	6.750	355.00	650	95.00
03/06	$5,578,443	24	0.26	$232,435	5.324	356.74	717	81.19
04/06	$3,523,511	15	0.17	$234,901	6.175	357.16	687	83.11
05/06	$33,556,541	155	1.58	$216,494	5.756	358.33	673	80.65
06/06	$280,291,166	1,077	13.16	$260,252	5.713	359.00	688	81.13
07/06	$462,183,373	1,775	21.69	$260,385	5.576	360.00	700	78.46
08/06	$165,690,789	650	7.78	$254,909	5.712	360.00	695	77.30
11/06	$240,896	1	0.01	$240,896	3.500	352.00	793	45.19

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12/06	$463,221	2	0.02	$231,610	4.623	353.00	606	73.13
01/07	$500,544	5	0.02	$100,109	4.400	354.00	716	73.79
02/07	$3,073,234	11	0.14	$279,385	3.824	355.00	724	79.75
03/07	$5,870,356	17	0.28	$345,315	5.076	356.36	704	76.30
04/07	$9,969,745	28	0.47	$356,062	4.754	357.06	717	79.43
05/07	$115,028,104	505	5.40	$227,778	5.033	358.46	691	76.37
06/07	$129,203,763	549	6.06	$235,344	5.348	359.00	693	76.72
07/07	$134,530,712	519	6.31	$259,211	5.627	360.00	707	74.34
08/07	$51,851,438	185	2.43	$280,278	5.692	360.00	703	72.34
01/09	$560,000	1	0.03	$560,000	5.625	354.00	652	69.48
03/09	$3,008,448	11	0.14	$273,495	5.495	356.41	718	81.11
04/09	$1,569,364	5	0.07	$313,873	5.019	357.00	707	73.54
05/09	$14,767,557	47	0.69	$314,203	5.333	358.00	732	74.75
06/09	$63,155,226	208	2.96	$303,631	5.766	359.00	711	75.69
07/09	$117,888,194	392	5.53	$300,735	5.737	360.00	722	71.61
08/09	$25,142,993	92	1.18	$273,293	5.948	360.00	707	70.00
03/11	$160,102	1	0.01	$160,102	5.875	356.00	647	80.00
04/11	$492,551	1	0.02	$492,551	4.875	357.00	702	45.00
05/11	$755,204	1	0.04	$755,204	4.750	358.00	742	69.10
06/11	$31,467,966	83	1.48	$379,132	5.307	359.00	718	71.64
07/11	$5,084,332	12	0.24	$423,694	5.725	360.00	745	70.86
08/11	$64,800	1	0.00	$64,800	6.500	360.00	658	90.00
05/14	$253,600	1	0.01	$253,600	5.000	358.00	794	80.00
06/14	$21,520,209	58	1.01	$371,038	5.573	359.00	727	70.61
07/14	$948,886	4	0.04	$237,221	6.227	360.00	723	51.21
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$3,992,200	9	0.19	$443,578	4.397	360.00	724	73.31
3	$12,842,704	37	0.60	$347,100	4.578	359.96	708	75.38
6	$421,869,870	1,385	19.80	$304,599	4.846	359.72	699	77.36
12	$3,012,565	15	0.14	$200,838	5.531	359.78	687	74.50
24	$951,187,223	3,698	44.65	$257,217	5.647	359.61	694	79.16
36	$450,732,013	1,822	21.16	$247,383	5.361	359.16	699	75.47
60	$226,091,782	756	10.61	$299,063	5.733	359.51	718	72.91
84	$38,024,955	99	1.78	$384,090	5.350	359.08	721	71.20
120	$22,722,695	63	1.07	$360,678	5.594	359.03	728	69.91
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

$2,130,476,007 Aggregate Adjustable Rate Mortgage Loans

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$437,371,925	1,428	20.53	$306,283	4.830	359.74	700	77.29
1.500	$3,127,199	12	0.15	$260,600	7.036	359.08	625	74.62
2.000	$108,522,025	302	5.09	$359,344	5.222	358.34	723	78.78
3.000	$1,396,153,244	5,617	65.53	$248,559	5.606	359.58	695	77.50
5.000	$101,845,166	272	4.78	$374,431	5.477	358.91	721	73.52
6.000	$83,456,448	253	3.92	$329,867	5.582	359.55	726	71.09
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$1,858,015,652	7,140	87.21	$260,226	5.415	359.60	698	77.59
1.375	$273,100	1	0.01	$273,100	5.250	359.00	670	80.00
1.500	$16,406,450	78	0.77	$210,339	7.211	359.49	603	72.02
2.000	$254,630,804	664	11.95	$383,480	5.371	358.93	722	73.73
6.000	$1,150,000	1	0.05	$1,150,000	3.125	359.00	722	59.74
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$4,238,614	9	0.20	$470,957	4.530	358.51	730	72.24
5.01 - 10.00	$5,756,134	15	0.27	$383,742	5.177	358.95	729	70.46
10.01 - 15.00	$12,585,327	40	0.59	$314,633	5.085	359.41	708	69.32
15.01 - 20.00	$32,539,591	116	1.53	$280,514	4.860	359.05	725	72.50
20.01 - 25.00	$62,999,145	240	2.96	$262,496	5.056	359.42	710	74.04
25.01 - 30.00	$125,930,533	482	5.91	$261,267	5.222	359.41	700	74.82
30.01 - 35.00	$220,608,457	777	10.35	$283,923	5.327	359.46	707	76.31
35.01 - 40.00	$323,296,070	1,168	15.17	$276,795	5.426	359.46	699	77.83
40.01 - 45.00	$366,175,984	1,374	17.19	$266,504	5.430	359.49	696	78.22
45.01 - 50.00	$321,127,534	1,224	15.07	$262,359	5.376	359.56	695	78.63
50.01 - 55.00	$33,144,802	109	1.56	$304,081	5.284	359.62	681	70.93
> 55.00	$9,456,804	35	0.44	$270,194	5.657	359.64	687	75.77
Unknown	$612,617,012	2,295	28.75	$266,936	5.602	359.62	700	77.09
	$2,130,476,007	**7,884**	**100.00**	**$270,228**	**5.422**	**359.51**	**700**	**77.08**